Exhibit 99.1

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

Registration with CVM does not imply any appraisal on the company, being the management responsible for the truthfulness over the information rendered.

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
016292	BRF — BRASIL FOODS S.A.	01.838.723/0001-27

4- COMMERCIAL NAME
BRF

5. PREVIOUS COMPANY NAME
PERDIGÃO S.A.

6. “NIRE” 35300149947	7. Web site www.perdigao.com.br/ir

8. FOUNDATION DATE 08/18/1934	9. CVM REGISTER DATE 06/24/1997

01.02 - HEAD OFFICES

1- FULL ADDRESS		2- NEIGHBORHOOD/DISTRICT
RUA JORGE TZACHEL		BAIRRO FAZENDA

3- ZIP CODE	4- CITY		5- STATE
88301-140	ITAJAÍ		SC

6- LONG DISTANCE CALL	7- TELEPHONE	8- TELEPHONE	9- TELEPHONE	10- TELEX
5547	3249-4100	3249-4143	3249-4110

11- LONG DISTANCE CALL	12.- FACSIMILE	13.- FACSIMILE	14.- FACSIMILE
5511	3718-5297	-	-

15.-E-MAIL
acoes@perdigao.com.br

01.03- SHAREHOLDERS’ DEPARTMENT

Company

1-NAME
SUZANA MICHELIN RAMOS

2- CHARGE
INVESTOR RELATIONS

3- FULL ADDRESS		4- NEIGHBORHOOD/DISTRICT
AV. ESCOLA POLITÉCNICA,760		JAGUARÉ

5- ZIP CODE		6- CITY	7- STATE
05350-901		SÃO PAULO	SP

8- LONG DISTANCE CALL	9- TELEPHONE	10- TELEPHONE	11- TELEPHONE	12- TELEX
5511	3718-5301	3718-5306

13-LONG DISTANCE CALL	14- FACSIMILE	15- FACSIMILE	16- FACSIMILE
5511	3718-5297	-

17-E-MAIL
acoes@perdigao.com.br

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.03- SHAREHOLDERS’ DEPARTMENT

Depositary Bank in Brazil

18-NAME
BANCO ITAÚ S.A.

19- CHARGE
UNIFIED ATTENDANCE SUPERINTENDENCE

20- FULL ADDRESS

21- NEIGHBORHOOD/DISTRICT

AV. ENG. ARMANDO ARRUDA PEREIRA, 707–9TH FLOOR

JABAQUARA

22- ZIP CODE	23- CITY	24- STATE
04344-902	SÃO PAULO	SP

25- LONG DISTANCE CALL	26- TELEPHONE	27- TELEPHONE	28- TELEPHONE	29- TELEX
5511	5029-1908	-	-

30- LONG DISTANCE CALL	31- FACSIMILE	32- FACSIMILE	33- FACSIMILE
5511	5029-1917	-

34-E-MAIL
claudio.ribeiro@itau.com.br

OTHER PLACES FOR ATTENDANCE

35- ITEM	36- CITY	37- STATE	38- L.DIST.CALL	39- TELEPHONE	40- TELEPHONE
01	SÃO PAULO	SP	5511	5029-1919	-
02	RIO DE JANEIRO	RJ	5521	2508-8086	-
03	PORTO ALEGRE	RS	5551	3210-9150	-
04	BRASÍLIA	DF	5561	316-4850	-

01.04 - INVESTOR RELATIONS DIRECTOR (Address for correspondence to the company)

1-Name
LEOPOLDO VIRIATO SABOYA

2- FULL ADDRESS	3- NEIGHBORHOOD/DISTRICT
AV. ESCOLA POLITÉCNICA,760	JAGUARÉ

4.- ZIP CODE	5. — CITY		6.- STATE
05350-901	SÃO PAULO		SP

7- LONG DISTANCE CALL	8- TELEPHONE	9- TELEPHONE	10- TELEPHONE	11- TELEX
5511	3718-5465	3718-5306	3718-5301

12- LONG DISTANCE CALL	13- FACSIMILE	14- FACSIMILE	15-FACSIMILE
5511	3718-5297	3714-4436	-

16-E-MAIL	17. BRAZILIAN DIRECTOR	18. TAX PAYERS’ INDIVIDUAL REGISTER		19. PASSPORT
acoes@perdigao.com.br	YES	196.987.158-00		-

01.05 - REFERENCE/AUDITOR

1- DATE OF BEGINNING OF THE LAST FISCAL YEAR	2- DATE OF ENDING OF THE LAST FISCAL YEAR
01/01/2008	12/31/2008

3- DATE OF BEGINNING OF THE ONGOING FISCAL YEAR	4- DATE OF ENDING OF THE ONGOING FISCAL YEAR
01/01/2009	12/31/2009

5- NAME/AUDITOR’S COMPANY NAME	6- CVM CODE
KPMG AUDITORES INDEPENDENTES	00418-9

5- TECHNICAL IN CHARGE NAME JOSÉ LUIZ DE CARVALHO	8- TECHNICAL IN CHARGE COMPANY TAXPAYERS’ REGISTER
007.769.948-32

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.06 - CHARACTERISTICS OF THE COMPANY

1- STOCK EXCHANGE WHERE IT HAS REGISTRATION

☐	BVBAAL	☐	BVMESP	☐	BVPR	☐	BVRJ	☐	BVST

☐	BVES	☐	BVPP	☐	BVRG	☒	BOVESPA	☒	NYSE

2- TRADE MARKET
Stock Exchange

3- TYPE OF SITUATION
Operating

4- CODE OF ACTIVITY
1220 - Food

5- MAIN ACTIVITY
Holding Company

01.07 - SHAREHOLDER CONTROL

1- TYPE OF SHAREHOLDER CONTROL
National Holding

2- SECURITIES ISSUED BY THE COMPANY

☒ Shares

01.08- RELEASING OF DOCUMENTS

1- NOTICE TO SHAREHOLDERS ON FINANCIAL STATEMENTS (FS) AVAILABILITY	2- MINUTE OF ORDINARY GENERAL MEETING (OGM) APPROVING FINANCIAL STATEMENTS
06/16/2009

3- CALL OF OGM FOR APPROVAL OF FS	4- RELEASE FINANCIAL STATEMENTS
04/14/2009	03/24/2009

01.09- NEWSPAPERS RELEASING COMPANY’S INFORMATION

1- ITEM	2- NEWSPAPER	3- STATE
01	JORNAL VALOR ECONÔMICO	SP
02	DIARIO OFICIAL DO ESTADO DE SANTA CATARINA	SC
03	DIARIO CATARINENSE	SC

01.10- INVESTOR RELATIONS DIRECTOR

1- DATE	2- SIGNATURE

CORPORATE LAW

FEDERAL PUBLIC DEPARTMENT

BRAZILIAN SECURITIES COMMISSION - CVM

ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.01.01- CURRENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

1- ITEM	2- OFFICER NAME	3- TAXPAYERS’ INDIVIDUAL REGISTER/CPF	4- DATE OF ELECTION	5- TERM OF MANDATE	6- MANAGER CODE TYPE *	7- ELECTED BY CONTROLLING SHAREHOLDERS	8- POSITION/ RESPONSABILITY	7- POSITION
01	NILDEMAR SECCHES	589.461.528-34	04/30/2009	OGM 2011	2	NO	20	Co-Chairman of the Board
02	FRANCISCO FERREIRA ALEXANDRE	301.479.484-87	04/30/2009	OGM 2011	2	NO	21	Vice-Chairman of the Board
03	CARLOS ALBERTO CARDOSO MOREIRA	039.464.818-84	04/30/2009	OGM 2011	2	NO	22	Member of the Board
04	LUIS CARLOS FERNANDES AFONSO	035.541.738-35	04/30/2009	OGM 2011	2	NO	22	Member of the Board
05	MANOEL CORDEIRO SILVA FILHO	253.571.747-68	04/30/2009	OGM 2011	2	NO	27	Independent Member of the Board
06	JOÃO VINICIUS PRIANTI	248.481.818-10	04/30/2009	OGM 2011	2	NO	27	Independent Member of the Board
07	DÉCIO DA SILVA	344.079.289-72	04/30/2009	OGM 2011	2	NO	27	Independent Member of the Board
08	RAMI NAUM GOLDFAJN	942.673.597-68	04/30/2009	OGM 2011	2	NO	27	Independent Member of the Board
09	WANG WEI CHANG	534.698.608-15	04/30/2009	OGM 2011	2	NO	23	Alternate
10	JOÃO JOSÉ CAIAFA TORRES	010.570.496-20	04/30/2009	OGM 2011	2	NO	23	Alternate
11	WILSON CARLOS DUARTE DELFINO	414.597.098-53	04/30/2009	OGM 2011	2	NO	23	Alternate
12	SUSANA HANNA STIPHAN JABRA	037.148.408-18	04/30/2009	OGM 2011	2	NO	23	Alternate
13	MAURÍCIO DA ROCHA WANDERLEY	001.911.777-92	04/30/2009	OGM 2011	2	NO	23	Alternate
14	ADIB FADEL	032.396.838-49	04/30/2009	OGM 2011	2	NO	28	Independent Alternate
15	GERD EDGAR BAUMER	005.721.609-68	04/30/2009	OGM 2011	2	NO	28	Independent Alternate
16	CLAUDIO DA SILVA SANTOS	832.463.809-10	04/30/2009	OGM 2011	2	NO	28	Independent Alternate
17	JOSÉ ANTONIO DO PRADO FAY	210.397.040-34	05/15/2009	MAY/2011	1		10	Chief Executive Officer
18	LEOPOLDO VIRIATO SABOYA	196.987.158-00	05/15/2009	MAY/2011	1		19	Chief Financial Officer and Investor Relations Officer
19	NILVO MITTANCK	489.093.519-34	05/15/2009	MAY/2011	1		19	Operating Officer
20	NELSON VAS HACKLAUER	522.156.958-20	05/15/2009	MAY/2011	1		19	Business Development Director
21	LUIZ ADALBERTO STÁBILE BENÍCIO	448.732.129-87	05/15/2009	MAY/2011	1		19	Agribusiness Officer

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

22	ANTONIO AUGUSTO DE TONI	425.503.279-34	05/15/2009	MAY/2011	1		19	General Officer of Perdix Business
23	WLADEMIR PARAVISI	387.161.009-72	05/15/2009	MAY/2011	1		19	General Officer of Batavo Business
24	GILBERTO ANTONIO ORSATTO	356.481.390-04	05/15/2009	MAY/2011	1		19	Human Relations Officer
25	LUIZ FERNANDO FURLAN	019.489.978-00	07/08/2009	OGM 2011	2	NO	29	Co-Chairman of the Board
26	WALTER FONTANA FILHO	947.648.408-04	07/08/2009	OGM 2011	2	NO	22	Member of the Board
27	VICENTE FALCONI CAMPOS	000.232.216-15	07/08/2009	OGM 2011	2	NO	27	Independent Member of the Board
28	DIVA HELENA FURLAN	023.323.648-11	07/08/2009	OGM 2011	2	NO	23	Alternate
29	EDUARDO FONTANA D’AVILA	947.648.328-87	07/08/2009	OGM 2011	2	NO	23	Alternate
30	ROBERTO FALDINI	070.206.438-68	07/08/2009	OGM 2011	2	NO	23	Alternate

*Code:	1 - Belongs to the Management only
2 - Belongs to the Board of Directors only
3 - Belongs to the Management and Board of Directors

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.01.02- CURRENT COMPOSITION OF THE FISCAL COUNCIL

1. Installed Fiscal Council	2. Permanent
YES	YES

3- ITEM	4- OFFICER NAME	5- TAXPAYERS’ INDIVIDUAL REGISTER/CPF	6- DATE OF ELECTION	7- TERM OF MANDATE	8- POSITION/ RESPONSABILITY	9- POSITION
01	ATTÍLIO GUASPARI	610.204.868-72	04/30/2009	OGM 2010	45	Member of the Fiscal Council
02	OSVALDO ROBERTO NIETO	703.427.418-53	04/30/2009	OGM 2010	45	Member of the Fiscal Council
03	JORGE KALACHE FILHO	178.165.217-15	04/30/2009	OGM 2010	45	Member of the Fiscal Council
04	AGENOR AZEVEDO DOS SANTOS	383.239.407-97	04/30/2009	OGM 2010	48	Alternate member of the Fiscal Council
05	ERNESTO RUBENS GELBCKE	062.825.718-04	04/30/2009	OGM 2010	48	Alternate member of the Fiscal Council
06	MAURICIO ROCHA NEVES	871.201.867-87	04/30/2009	OGM 2010	48	Alternate member of the Fiscal Council

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

02.02 — PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH COUNSELOR AND DIRECTOR

NILDEMAR SECCHES — Co-Chairman of the Board of Directors, member of the Board of Directors of Weg S.A since 2004, of Ultrapar Participações S.A. since 2002 and of Iochpe-Maxion since 2004. He was a director of the BNDES (Brazilian Economic and Social Development Bank) from 1987 to 1990, Corporate Director General for the Iochpe-Maxion Group from 1990 to 1994 and President of the Brazilian Association of Chicken Exporters (ABEF) from 2001 to 2003. He is graduated in mechanical engineering at Universidade de São Paulo,  has a postgraduate degree in Finance in Pontificia Universidade Católica do Estado do Rio de Janeiro and has concluded a PhD course in Economics at Universidade de Campinas. Birth Date: 11/24/48.

LUIZ FERNANDO FURLAN - Co-Chairman of the Board of Directors. He graduated in Chemical Engineering from Industrial Engineering and Management Business School/ Faculdade Santana - SP, with specialization in Financial Management from Fundação Getúlio Vargas - SP and Corporate Studies from University of São Paulo. Chairman of the Board of Director of Sadia S.A. He has been Minister of Development, Industry and Foreign Trade from 2003 to 2007. In Sadia, He was member of the Board of Director from 1978 to 1988, acted from 1988 to 1990 as Investor Relations Officer and he acted as Executive Vice-President from 1991 to 1992, and from 1993 to 2003 he has been the Chairman of the Board of Directors, being nominated again to this function in 2008. Birth Date: 07/29/46.

FRANCISCO FERREIRA ALEXANDRE - Vice Chairman of the Board of Directors. He was elected to our Board of Directors as representative from PREVI — Caixa de Previdência dos Funcionários do Banco do Brasil in 2003.  He has been a director at PREVI since 2003 and also an employee of the Banco do Brasil S.A. since 1978. Mr. Alexandre graduated with a degree in engineering from the Universidade de Alagoas, graduated with a law degree from the Centro de Ensinos Superiores of Maceió in the State of Alagoas, and has a postgraduate qualification in Economics and Personnel Management.  He also holds an MBA in corporate finance from the Pontificia Universidade Católica — Rio de Janeiro.  Birth Date 10/29/62.

CARLOS ALBERTO CARDOSO MOREIRA — Board Member. He is a graduate in Business Administration at Pontificia Universidade Católica de São Paulo with specialization in Capital Markets at IBMEC. He was a vice president at Citibank, N.A., and worked as officer for institutional customers at Banco Finasa BMC S.A.. He is currently investments and finance director at Sistel (a pension fund). He is a member of the Board of Directors of CPFL Energia and GTB Participações S.A.. Birth Date: 04/05/60

LUIS CARLOS FERNANDES AFONSO — Board Member. He represents Petros- Fundação Petrobras de Securidade Social and has been a Board Member sice April,2003.Economist graduated at Pontificia Universidade Católica de São Paulo with a master’s degree in Economics at Instituto de Estudos e Pesquisas Econômicas- IEPE/ Universidade Rio Grande do Sul and a Postgraduate Qualification in Environmental and Economic Development at Universidade de Campinas. He is the President of Center of Studies of Public Policies — CEPP of the Campinas University — FACAMP, and also researcher at Campinas Foundation of Economics — FECAMP. He was Finance Secretary at The Municipal Governments of São Paulo, Campinas and Santo André. Birth Date: 04/15/61.

MANOEL CORDEIRO SILVA FILHO — Board member (Independent Member). He has been an independent member since April 2007. He had been at Companhia Vale do Rio Doce for over 32 years, was an investment and finance officer of Fundação Vale do Rio Doce de Seguridade Social — VALIA and was also coordinator of the National Investment Committee of the Brazilian Association of Pension Funds, or ABRAPP. Mr. Silva Filho is graduated in business administration from Faculdade Moraes Júnior, Rio de Janeiro, and a postgraduate degree in economic engineering at Faculdade Estácio de Sá, Rio de Janeiro, and holds an MBA in finance from IBMEC. Birth Date: 07/01/53.

JOÃO VINICIUS PRIANTI — Board Member (Independent Member) Economist graduated at Pontificia Universidade Católica de São Paulo and specialist in Marketing. He worked for thirty- seven years at Unilever, heading up various teams around the world. He was Chairman of Unilever Brasil and for twelve years sat on the company’s Latin American Board of Directors. He is currently a business consultant and Member on various boards of directors. Birth Date: 07/30/48

DÉCIO DA SILVA — Board member (Independent member). During his career, he was production officer, regional officer and sales officer of Weg S.A., of which company he is currently the Chief Executive Officer. Mr. Silva graduated in mechanical engineering from Universidade Federal de Santa Catarina and in business administration from the Higher Educational School of Administration and Management of UDESC and took a graduate program in business administration at Fundação Dom Cabral.. Birth Date: 09/16/56.

RAMI NAUM GOLDFAJN - Board member (Independent member). Production engineer from Universidade Federal do

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Rio de Janeiro and holds an MBA in management at COPPEAD- Universidade Federal do Rio de Janeiro, with an international extension course at Wharton Business School. Mr. Goldfajn is a Partner of Governança & Gestão Investimentos and member of the Board of Directors of Portobello S/A. He acted as CEO for Eleva Alimentos S/A, worked for over ten years in the financial market, and has been a partner of Galeazzi & Associados, where he participated in several restructuring projects, besides having acted as the CFO at Grupo Estado de S.Paulo and Eleva S/A. Birth Date: 12/20/67.

WALTER FONTANA FILHO - Board Member. Economist, graduated from PUC (Pontifícia Universidade Católica) in São Paulo in 1977 and Post-Graduated in Economics from PUC (1979); with specialization in Business Marketing from Fundação Getúlio Vargas in 1980. Member of the Board of the “Jornal O Estado de São Paulo” (since 1999), Member of the Board of Directors of ALGAR — Algar S.A. Empreendimentos e Participações (since 2005), Member of the Board of Directors of WTorre Empreendimentos Imobiliários S.A. (since 2007). He was Chief Executive Officer of the Company, with previous experience as Commercial Vice President Director and Domestic Commercial Director. Birth Date: 12/17/67.

VICENTE FALCONI CAMPOS - Board Member (Independent member). He graduated in Engineering from UFMG — Federal University of Minas Gerais in 1963; Ph.D from Colorado School of Mines (E.U.A.) in 1972; He is a consultant to large Brazilian corporate groups and to the Brazilian Government; Emeritus Teacher of UFMG since 1992; Member of the Board of Directors of AmBev-Cia. de Bebidas das Américas since 1997; Member of the Board of Directors of Sadia since 2002. Birth Date: 09/30/40.

WANG WEI CHANG — Alternate member. Member of the Board of Aracruz Celulose S.A. since Mach 06, 2009. He is the Chief Risk Officer of Votorantim Participações, is also member of the Senior Advisory Board and alternate member of the Board of Directors of Perdigão S.A.. He was the Chief Financial Officer and Investor Relations Director of perdigão Companies, Controller of Bank Chase Manhattan S.A in Brazil, Treasurer of Chase Manhattan Bank N.A. in Chile and Vice President of Citibank N.A in Brazil and Hong Kong. An Electrical Engineer with a Master´s degree in Industrial Engineering at Universidade de São Paulo. Birth Date: 01.16.47.

JOÃO JOSÉ CAIAFA TORRES — Alternate member. A graduate in Business Administration and Accounting sciences from the Federal University of Minas Gerais, he also has a post-graduate degree in Business Administration and an MBA in Corporate Finance from the Pontifical Catholic University of Rio de Janeiro. He was Business Manager and a Financier at Cooperforte and headed the Brazilian government’s Controladoria Geral division. He has more than sixteen years experience sitting on directors’ boards. Birth Date: 02/15/39

WILSON CARLOS DUARTE DELFINO — Alternate. Mechanical engineer graduated at Escola Nacional de Engenharia do Rio de Janeiro with a master’s degree in Systems Analysis and Operational Research Sciences from Cornell University, and a doctorate in Philosophy from Case Western Reserve University.  He is Chairman of the Directors at Fundação SISTEL de Seguridade Social. Birth Date: 05/30/46

SUSANA HANNA STIPHAN JABRA - Alternate. Economist graduated at Universidade de São Paulo with an MBA in Finance from IBMEC. She has been working for more than 25 years in large and medium capital companies, having taken part in important operations in the capital markets. Birth Date: 08/26/57.

MAURÍCIO DA ROCHA WANDERLEY - Alternate. Qualified in Economic Sciences by the Universidade do Estado do Rio de Janeiro with an executive MBA in Finance from IBMEC. He has 16 years experience in Capital Markets, investment analysis, company assessment, business opportunities, market risk assessment and investment credit. He is Investments Officer and CFO at Fundação Vale do Rio Doce de Seguridade Social — Valia. He currently sits on the Board of Administration at the following companies: Concessão Metroviária do Rio de Janeiro S.A. (Metro Rio); Marlin Participações S.A. and Companhia Locadora de Equipamentos Petrolíferos. Birth Date: 03/29/69

ADIB FADEL — Alternate (independent member). Mechanical production engineer graduated at Faculdade de Engenharia Industrial de São Paulo, hold various qualifications in Business Administration and Business Management from Brazil and abroad. In 2005 he retired from his positions as Chairman of JohnsonDiversey in Brazil and a member of the Regional Administrative Committee for the Latin American area of the same company. Before this he was Managing Director of DiverseyLever and Rações Produtor, respective divisions of Professional Hygiene and Animal Feed at Unilever Brazil. He is currently a Business Consultant and an executive ‘Coach’. Birth date: 01/25/45.

GERD EDGAR BAUMER — Alternate member (independent member). Graduated in law by the Faculdade de Direito de Curitiba with extension courses in business management at University of São Paulo, University of Southern California

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

in Los Angeles and Institut Europeen D’aministration des Affaires — INSEAD in France. Currently vice chairman of the Board of Directors of WEG S.A., Marisol S.A. and Oxford S.A.. Birth Date: 10/05/34.

CLÁUDIO DA SILVA SANTOS — Alternate member (independent member). He studied management at Universidade Católica de Salvador and holds an Executive MBA from COPPEAD/UFRJ and an MBA in financial engineering from Universidade Federal Fluminese. Mr. Santos is a Partner of Governança & Gestão and member of the Board of Directors of Grazziottin S.A. He acted as CFO and Investor Relations Officer for Eleva Alimentos S.A., and as the Controlling Department Officer and Shared Services Center Officer in the companies TendTudo Materiais de Construção S/A and Líder Alimentos. Birth Date: 11/11/70.

DIVA HELENA FURLAN - Alternate member. Lawyer, graduated from Pontifícia Universidade Católica of São Paulo. She accomplished the course for Members of Board of Directors at the Brazilian Corporate Governance Institute. She accomplished the training course for shareholders’ family companies. Post-Graduated in Lecture at the Strasbourg University — France, and accomplished several courses and lectures in Brazil and abroad. Formerly, Marketing Director of Bacco’s Comercial e Importadora Escócia Ltda. and Vice President of the São Paulo Commercial Association (ACSP), from 2003 to 2006. She is a member of the Board of Directors of Sadia since 2007. Birth Date: 06/20/49.

EDUARDO FONTANA D’AVILA - Alternate member. He graduated in Civil Engineering from the University Mackenzie (1976) and Post-Graduated in Management at Fundação Getúlio Vargas (1980). He developed his career at Sadia, since February 1977, being production activities oriented. He was Sadia’s Industrial Director from 1993 to 2004, and has been Vice-Chairman of Sadia’s Board of Directors from 2005 to 2008.

ROBERTO FALDINI - Alternate member. He is a business man and consultant, graduated in Management from EASP-FGV (1972), with specialization in Advanced Management (Fundação Dom Cabral e INSEAD - Fontainebleau - France, 1991), in Enterprising Studies (Babson College - Boston - USA, 2004) and in Corporate Governance — Training Course (IFC-International Finance Corporation - IBGC_2009).  He is a member of the Board of Directors and of Committees of several companies and entities in Brazil and abroad. He is co-founder and member of the Board of IBGC — Brazilian Institute for Corporate Governance and he is an associated member of IBEF (Instituto Brasileiro dos Executivos Financeiros), IEF (Instituto da Empresa Familiar) and FBN - Family Business Network.

ATTÍLIO GUASPARI — Member of the Fiscal Council (independent member and financial specialist). Engineer graduated by the Universidade de São Paulo with a master’s degree in Administration Sciences by COPPEAD/UFRJ. He was Supervisor for the Financial area and Head of Auditing for the BNDES as well as Financial and Administrative Director of Embrafilme. Since 1986 he has been a member of various Board of Directors such as Brasil Ferrovias SA, FAPES, Industrias Verolme- Ishibrás and Projeto Jari.He is current a member of the Fiscal Council of Perdigão SA and the Audit Committee of the BNDES. Birth Date: 10/20/46.

OSVALDO ROBERTO NIETO —Member of the Fiscal Council (independent member).  Graduated in accounting sciences at the Universidade Prebiteriana Mackenzie with a Ph.D in Business Administration at FGV-SP. Worked for many years in PricewaterhouseCoopers, is a Board Member of Baker Tilly International since 1997. Birth Date: 12/27/50.

JORGE KALACHE FILHO — Member of the Fiscal Council. — Member of the Fiscal Council. Engineer, he graduated from Pontifícia Universidade Católica do Rio de Janeiro, holds post-graduate degrees in Finance from Pontifícia Universidade Católica and Industrial Economics from Universidade Federal do Rio de Janeiro, Master’s degree in Business Administration from Pontifícia Universidade Católica. Mr. Kalache was chief of departments in BNDES, and superintendent of industrial operating area, commerce, service and industry. He has extensive experience serving on the Board of Directors. Birth Date: 09/15/49.

AGENOR AZEVEDO DOS SANTOS — Alternate. Graduate in Accounting Sciences and Business Administration by the Faculdade Moraes Junior, he is currently Manager of Accounting at Fundação de Assitência e Previdência Social (FAPES) of BNDES. Birth Date: 08/15/55.

ERNESTO RUBENS GELBCKE — Alternate. Graduate in Accounting by the University of São Paulo. He is currently a founding partner and Director Chairman of Directa Auditores and works with other companies that fall under the Directa Alliance umbrella. Birth Date: 12/01/43

MAURICIO DA ROCHA NEVES — Alternate. Graduated in Accounting and Business Administration from the Federal

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

University of Rio de Janeiro and holds a postgraduate degree in Advanced Management from George Washington University and a master’s degree in Accounting Sciences and Auditing from the Getulio Vargas Foundation.  He has a wealth of experience in the areas of Control, Finance and administration. He started his career with Vale do Rio Doce , going on to work with two of the biggest Auditing and Consulting companies: KPMG and Arthur Andersen; he was Controller at an American multinational, Financial Director at a family company, Chief Financial Officer for the LATAM with a European multinational and Controller of a Spanish multinational conglomerate. Birth Date: 06/17/65.

JOSÉ ANTONIO DO PRADO FAY — Chief Executive Officer. Mechanical Engineer from Univerdidade Federal do Rio de Janeiro with a postgraduate degree in industrial systems at COPPEAD/ Universidade Federal do Rio de Janeiro/ Petrobrás, he assumed the chief executive officer’s post at Perdigão in October 2008 having held the position of director-general for the Perdigão Business Unit up to then. He has held various posts at leading companies such as Petrobrás, the Bunge Group, Batávia and Electrolux. Birth Date: 11/10/53.

LEOPOLDO VIRIATO SABOYA — CFO and Investor Relations Officer. Agronomist engineer with a master’s degree in Applied Economics at ESALQ / Universidade de São Paulo, he has worked at Perdigão since 2001. He has held posts in the areas of strategic planning, corporate finance, capital markets, M&A, project finance, budgeting and competitive intelligence. He took over the financial officer’s position of the Company in 2008. Birth Date: 10/10/75.

ANTONIO AUGUSTO DE TONI - General Officer of Perdix Business. He was manager and foreign trade director at Chapecó Companhia Industrial de Alimentos and executive director at Chapecó Trading S.A. At Perdigão companies he took over the General Officer of the Perdix Business position in April 2007. Foreign Trade administrator from Universidade do Vale do Rio dos Sinos specialized in Marketing Administration, International Administration and Corporate Finance. He also has a MBA in Agribusiness from FEA/USP. Birth Date: 12/16/63.

GIBERTO ANTONIO ORSATO - Human Relations Officer. He has been in our company since 1980, having held positions in several areas.  Mr. Orsatto is graduated in business administration at Uni Oeste de Santa Catarina, took a graduate program in Regional Economy at Uni Oeste de Santa Catarina, and earned an MBA in business administration at FEA/USP. Birth Date: 07/06/61.

LUIZ ADALBERTO STABILE BENICIO - Agropecuary Officer. He has been working at Perdigão since 1986, where he held different positions and is today the Agropecuary Officer. He is graduated in Animal Sciences at Universidade Estadual de Maringá, a PhD in Animal Nutrition at Universidade Federal de Viçosa and an MBA in Business Management at Universicade de São Paulo. Birth Date: 07/15/62.

NELSON VAS HACKLAUER - Business Development Director. He has been working at Perdigão since 1983 and has held previous positions as Financial and Investor Relations Director from 1994 to 1995 and Commercial Director at Perdigão from 1989 to 1994. He is graduated in Business Management at Faculdade de Administração de Empresas Campos Salles, SP. Birth Date: 06/27/51.

NILVO MITTANCK — Operating Officer. Mechanic Engineer graduated at Universidade Federal de Santa Catarina with an MBA in Management from FEA/Universidade de São Paulo. He has worked at Perdigão since 1985, as Mechanic and Maintenance Engineer, Advisor and Industrial Engineer Manager and Associate Director. Birth Date: 07/30/61.

WLADEMIR PARAVISI - General Officer of Batavo Business. He has been working at Perdigão since 1978 and has held positions suchs as Regional Director from 1999 to 2002 and Supply Director from 2002 to 2007. He is a graduate in Accountancy at Universidade do Estado de Santa Catarina, SC and has an MBA in Business Management and Agribusiness at Universidade de São Paulo. He also completed the Wharton Advanced Management Program course at the Wharton School of the University of Pennsylvania. Birth Date: 02/06/60.

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.01- EVENTS RELATED TO CAPITAL DISTRIBUTION

1- Record Event	2- Date of the Event	3- Individuals and corporations	4- Institutional Investors	5- Shareholders Agreement	6- Voting Preferred shares
E/OGM	04/30/2009	19,956	611	YES	NO

7- Voting Preferred Shares

8- Date of last shareholders agreement	9- free floats
03/06/2006	YES

FREE FLOAT SHARES
Common	Preferred	Total

10. Quantity (units)	11. Percentage	12. Quantity (units)	13. Percentage	14. Quantity (units)	15. Percentage
168,302,212	68.81	0	0,00	168,302,212	68.81

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

1- ITEM	2- COMPANY NAME					3- COMPANY TAXPAYERS’ REGISTER	4 NATIONALITY.	5.STATE
6- COMMON SHARES (units)	7- %	8- PREFERRED SHARES (units)	9- %	10- TOTAL OF SHARES (units)	11- %	12- COMP SOCIAL CAPITAL	13- INTEREST IN SHAREHOLDERS AGREEMENT	14. CONTROLLER

03.02- POSITION OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

001	CAIXA DE PREVID. DOS FUNC. DO BANCO DO BRASIL (PREVI)					33.754.482-0001/24	BRAZILIAN	RJ
29,314,222	11.98	0	0.00	29,314,222	11.98	YES	NO

002	FUND. PETROBRÁS SEG. SOCIAL — PETROS					34.053.942-0001/50	BRAZILIAN	RJ
24,924,263	10.19	0	0.00	24,924,263	10.19	YES	NO

003	FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL					00.493.916-0001/20	BRAZILIAN	DF
8,240,891	3.37	0	0.00	8,240,891	3.37	YES	NO

004	FUNDAÇÃO VALE DO RIO DOCE DE SEG. SOC. - VALIA					42.271.429-0001/63	BRAZILIAN	RJ
7,695,352	3.15	0	0.00	7,695,352	3.15	YES	NO

005	FUNDO BIRD					08.799.301-0001/39	BRAZILIAN	PR
14,915,867	6.10	0	0.00	14,915,867	6.10	NO	NO

006	FPRV1 SABIÁ FI PREVID					01.912.197-0001/06	BRAZILIAN	RJ
2,286,562	0.93	0	0.00	2,286,562	0.93	NO	NO

997	TREASURY SHARES
430,485	0.21	0	0.00	430,485	0.21

998	OTHERS
156,788,018	64.10	0	0.00	156,788,018	64.10

999	TOTAL
244,595,660	100.00	0	0.00	244,595,660	100.00

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.03- DISTRIBUTION OF THE CAPITAL OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

1- ITEM 006	2- SHAREHOLDER FUNDO BIRD

1- ITEM	2- COMPANY NAME							3- COMPANY TAXPAYERS’ REGISTER	4 NATIONALITY.	5.STATE
6- COMMON SHARES (units)		7- %	8- PREFERRED SHARES (units)	9- %	10- TOTAL OF SHARES (units)	11- %	12- COMP SOCIAL CAPITAL

006001	Lagotriceia Participações S.A							09.194.783-0001/66	BRAZILIAN	RS
475,985,880	100.0	0	0.00	475,985,880		100.0

006999	TOTAL
475,985,880	100.0	0	0.00	475,985,880		100.0

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.03- DISTRIBUTION OF THE CAPITAL OF SHAREHOLDERS WITH MORE THAN 5% OF VOTING SHARES

1- ITEM 006001	2- SHAREHOLDER Lagotriceia Participações S.A

1- ITEM	2- COMPANY NAME					3- COMPANY TAXPAYERS’ REGISTER	4 NATIONALITY.	5.STATE
6- COMMON SHARES (units)	7- %	8- PREFERRED SHARES (units)	9- %	10- TOTAL OF SHARES (units)	11- %	12- COMP SOCIAL CAPITAL

006001001	Shan Ban Chun					001.518.660-15	BRAZILIAN	RS
380.788.702	80.0	0	0.00	380.788.702	80.0

006001002	Natali Shi Wai Shan					882.314.530-91	BRAZILIAN	RS
31,732,393	6.67	0	0.00	31,732,393	6.67

006001003	Leonardo Shi Lung Shan					882.314.610-00	BRAZILIAN	RS
31,732,393	6.67	0	0.00	31,732,393	6.67

006001004	Warren Shi How Shan					553.913.540-72
31,732,392	6.66	0	0.00	31,732,392	6.66

006001999	TOTAL
475,985,880	100.0	0	0.00	475,985,880	100.0

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.01- SOCIAL CAPITAL COMPOSITION

1- Date of Last Change: 02/21/2008

2- ITEM	3- TYPES OF SHARES	4- NOMINATIVE OR REGISTERED	5- PER VALUE (REAIS)	6- QTY. SHARES (UNITS)	7- SUBSCRIBED (THOUSAND REAIS)	8- PAID-IN (THOUSAND REAIS)
01	Common	REGISTERED		244,595,660	4,927,934	4,927,934
02	Preferred			0	0	0
03	Preferred Class A			0	0	0
04	Preferred Class B			0	0	0
05	Preferred Class C			0	0	0
06	Preferred Class D			0	0	0
07	Preferred Class E			0	0	0
08	Preferred Class F			0	0	0
09	Preferred Class G			0	0	0
10	Preferred Class H			0	0	0
11	Pref. other classes			0	0	0
99	TOTAL			244,595,660	4,927,934	4,927,934

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.02- SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE LAST THREE YEARS

1- ITEM	2- DATE OF CHANGE	3- CAPITAL STOCK VALUE (THOUSAND REAIS)	4- AMOUNT CHANGED (THOUSAND REAIS)	5- SOURCE OF CHANGE	6- QTY. OF ISSUED SHARES (UNITS)	7- SHARE PRICE AT THE ISSUANCE (REAIS)
01	10/26/2006	1,600,000	800,000	Public Offering	32,000,000	25.000000000
02	12/12/2007	2,500,000	900,000	Public Offering	20,000,000	45.000000000
03	01/14/2008	2,533,489	33,489	Public Offering	744,200	45.000000000
04	02/21/2008	3,445,043	911,554	Incorporation of Shares	20,256,751	45.000000000
05	07/08/2007	4,927,933	1,482,889	Incorporation of Shares	37,637,557	39.400000000

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.03- STOCK SPLITS IN THE LAST THREE YEARS

1- ITEM	2- DATE OF APPROVAL	3- PAR VALUE BEFORE APPROVAL	4- PAR VALUE AFTER APPROVAL	5- QTY. OF ISSUED SHARES BEFORE APPROVAL	6- QTY. OF ISSUED SHARES AFTER APPROVAL
01	03/08/2006			44,652,384	133,957,152

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.04- AUTHORIZED CAPITAL STOCK

1- QUANTITY (UNITS)	2- VALUE (THOUSAND REAIS)	3- AUTHORIZATION DATE
500,000,000	0	07/08/2009

04.05- COMPOSITION OF AUTHORIZED CAPITAL

1- ITEM	2- TYPE	3- CLASS	4- QUANTITY OF AUTHORIZED SHARES FOR ISSUANCE (UNITS)
01	Common		500,000,000

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

05.01 — TREASURY SHARES

1- ITEM	2- TYPE OF SHARES	3- CLASS	4- DATE OF MEETING	5- PURCHASE TIME	6- QUANTITY TO BE PURCHASED (UNITS)	7- AMOUNT TO BE SPENT (THOUSAND REAIS)	8- QUANTITY ALREADY PURCHASED (UNITS)	9- AMOUNT ALREADY SPENT (THOUSAND REAIS)
01	COMMON		02/24/1999	3 MONTHS	430,485	0	430,485	817

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.01 - PAID DIVIDENDS DURING THE LAST THREE YEARS

1- ITEM	2- EARNINGS	3- APPROVAL OF PAYMENT EVENT	4- DATE OF PAYMENT APPROVAL	5- ENDING OF FISCAL YEAR	6- NET PROFIT OR LOSS IN THE PERIOD (THOUSAND REAIS)	7- EARNING PER SHARE	8- TYPE OF SHARES	10- AMOUNT OF EARNINGS (THOUSAND REAIS)	11- DATE OF INITIAL PAYMENT	12- BRAZILIAN RECORD DATE
01	Interest over Company’s Capital	Board Meeting	12/21/2006	12/31/2006	114,473	0.1903016600	Common	31,500	02/27/2007	12/28/2006
02	Dividends	Board Meeting	02/14/2007	12/31/2006	114,473	0.0222073000	Common	3,676	02/27/2007	02/14/2007
03	Interest over Company’s Capital	Board Meeting	06/18/2007	12/31/2007	325,609	0.2265496000	Common	37,500	08/31/2007	06/28/2007
04	Interest over Company’s Capital	Board Meeting	12/18/2007	12/31/2007	325,609	0.3379568100	Common	62,700	02/29/2008	12/28/2007
05	Interest over Company’s Capital	Board Meeting	04/11/2008	12/31/2008	77,438	0.2500000000	Common	51,632	08/29/2008	04/22/2008
06	Interest over Company’s Capital	Board Meeting	04/11/2008	12/31/2008	77,438	0.1200000000	Common	24,783	02/27/2009	04/22/2008

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.03 - STATUTORY APPROPRIATION OF CAPITAL STOCK

1- Item	2- Type of share	3- Class of share	4- % Capital stock	5- Exchangeable	6- Exchange in	7- Right to Vote	8- Tag Along %	9- Previewed reimbursement of capital
10- Premium	11- Dividend Type		12- % Dividend	13- R$/Share	14- Cumulative	15-Having Priority	16- Calculating basis
01	Common		100.00		NO	YES	100.00
			0.00	0.00000

06.04 - STATUTORY CHANGE

1. Date of last change in By-laws	2. Mandatory dividend (% on profit)
04/30/2008	25.00

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.01- MANAGEMENT COMPENSATION AND PROFIT SHARING

1- MANAGEMENT PROFIT SHARING	2- MANAGEMENT COMPENSATION (THOUSAND REAIS)	3- PERIODICITY
YES	19,500	Annual

07.02- INTEREST AND CONTRIBUTION IN THE LAST THREE YEARS

1. Final Date of last fiscal year:	12/31/2008
2. Final Date of penultimate fiscal year:	12/31/2007
3. Final Date of prior penultimate fiscal year:	12/31/2006

4- ITEM	5- DESCRIPTIONS OF INTERESTS AND CONTRIBUTIONS	6- VALUE OF LAST FISCAL YEAR (THOUSAND REAIS)	7- VALUE OF PENULTIMATE FISCAL YEAR (THOUSAND REAIS)	8- VALUE OF PRIOR PENULTIMATE FISCAL YEAR (THOUSAND REAIS)
01	Debenture Hoders’	0	0	0
02	Employees’ Interests	13,500	24,636	9,934
03	Management Interests	3,392	2,556	1,576
04	Beneficiancy Parties’Interests	0	0	0
05	Assistance Fund Contributions	0	0	0
06	Pension Fund Contributions	0	0	0
07	Other Contributions	0	0	0
08	Net Income for the fiscal year	54,372	321,307	117,253
09	Net Loss for the fiscal year	0	0	0

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

07.03 - INTERESTS IN SUBSIDIARIES AND/OR ASSOCIATED

1- ITEM	2- AFFILIATE/COLIGATE NAME	3- GENERAL TAXPAYERS’ REGISTER	4- NATURE OF SHARE CONTROL	5- % CAPITAL	6- % INVESTOR NET EQUITY
7- TYPE OF COMPANY		8- Beginning Date of the last fiscal year	9- Ending Date of last fiscal year		10- Number of shares in the last fiscal year
11- Beginning Date of the penultimate fiscal year	12- Ending Date of penultimate fiscal year	13- Number of shares in the penultimate fiscal year	14- Beginning Date of the prior penultimate fiscal year	15- Ending Date of prior penultimate fiscal year	16- Number of shares in the prior penultimate fiscal year

01	CROSSBAN HOLDINGS GMBH		Private Subsidiary	100.00	24.65
Industrial, Commercial and Others		01/01/2008	12/31/2008		35,000
01/01/2007	12/31/2007	35,000	01/01/2006	12/31/2006	35,000

02	PERDIGÃO HOLLAND		Subsidiary / Affiliate	100.00	0.99
Industrial, Commercial and Others		01/01/2008	12/31/2008		1,000,000
01/01/2007	12/31/2007	1,000,000	01/01/2006	12/31/2006	1,000,000

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.01 — THE COMPANY IN BRIEF

Corporate History

We were founded by the Brandalise and Ponzoni families in 1934 as Ponzoni, Brandalise e Cia, in the southern State of Santa Catarina and remained under the Brandalise family’s management until September 1994. In 1940, we expanded our operations from general trading, with an emphasis on food and food-relate products, to include pork processing. During the 1950s, we entered the poultry processing business. During the 1970s, we broadened the distribution of our products to include export markets, starting with Saudi Arabia. From 1980 through 1990, we expanded our export markets to include Japan in 1985 and Europe in 1990. We also undertook a series of acquisitions in the poultry and pork processing business and made investments in other businesses.

From 1990 through 1993, we suffered substantial losses because of increased financial expenses, underinvestment in product development, limited capacity and modest marketing of our products. By September 1994, we faced a liquidity crisis, as a result of which the Brandalise family sold their interest in our company, consisting of 80.68% of our common shares and 65.54% of our preferred shares, to eight pension funds:

•                  PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or “PREVI”, the pension fund of employees of Banco do Brasil S.A.;

•                  Fundação Telebrás de Seguridade Social—SISTEL, or “SISTEL”, the pension fund of employees of Telecomunicações Brasileiras S.A.—Telebrás;

•                  PETROS—Fundação Petrobras de Seguridade Social, or “PETROS”, the pension fund of employees of Petróleo Brasileiro S.A.—Petrobras;

•                  Real Grandeza Fundação de Assistência e Previdência Social, or “Real Grandeza”, the pension fund of employees of Furnas Centrais Elétricas S.A.—Furnas;

•                  Fundação de Assistência e Previdência Social do BNDES—FAPES, or “FAPES”, the pension fund of employees of Banco Nacional de Desenvolvimento Economico e Social—BNDES;

•                  PREVI—BANERJ—Caixa de Previdência dos Funcionários do Banerj, or “PREVI—BANERJ”, the pension fund of employees of Banco do Estado do Rio de Janeiro S.A.;

•                  VALIA—Fundação Vale do Rio Doce, or “VALIA”, the pension fund of employees of Companhia Vale do Rio Doce; and

•                  TELOS—Fundação Embratel de Seguridade Social, or “TELOS”, the pension fund of employees of Empresa Brasileira de Telecomunicações—Embratel.

Upon acquiring control of our company, the eight original pension funds hired a new team of executive officers who restructured management and implemented capital increases and modernization programs. Our new management engaged in a corporate restructuring, disposed of or liquidated non-core business operations and improved our financial structure.

Most of the original pension funds remain our shareholders, TELOS, PREVI-BANERJ, FAPES and Real Grandeza sold all of their shares in our company in 2003, 2007 and 2008, respectively. On March 6, 2006, the Pension Funds entered into a shareholders’ voting agreement related to the common shares they, directly or indirectly, held at the date of its first amendment executed on April 12, 2006, which represented 49.0% of our common shares. As of May 31, 2009, the Pension Funds, directly or indirectly, held 35.01% of our common shares. We no longer have outstanding preferred shares following our April 2006 share reclassification.

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In April 2006, we have voluntarily adhered to the Novo Mercado listing standards of the São Paulo Stock Exchange On which our common shares are traded. The Novo Mercado imposes heightened standards of disclosure, transparency and corporate governance on us.

In July 17 2006, Sadia S.A., our principal competitor, announced a primary offering to acquire 100% of the shares of our capital stock at a price of R$ 27.88 per share. This bid was subject to various conditions. Perdigão published a material fact announcing that the offerer had failed to comply with article 37 of the Bylaws, at the same time notifying that the Company had received declarations rejecting the offer from shareholders representing 55.4% of the capital stock. Sadia subsequently increased its price to R$ 29.00 per share, the other conditions remaining unchanged. The offer was again rejected. The Brazilian Securities and Exchange Commission (CVM) then published a communiqué announcing the offer as null and void and Sadia decided not to proceed further with its bid.

At the end of 2006, Perdigão successfully concluded a primary offering of shares with the issue of 32 million new shares at a price of R$ 25.00 per share, the ratification and credit of which took place on November 1 2006. As a result of the offering, the Company raised R$ 800 million and will ensure the necessary conditions for the Company to maintain its accelerated rate of growth of the past decade. The resources were allocated to the expansion of the new business, to the dairy-processed products line and new product lines such as margarine and beef.

At the end of 2007, Perdigão successfully concluded a primary offering with the issue of 20,744,200 new shares at a price of R$ 45.00 per share. Reaching resources of amount R$933.5 million that took place on December and January 2008, was priority being given to the settlement of the cash portion of the Eleva Alimentos S.A. acquisition.

On February 21 2008, the Board approved the incorporation of 54% of the shares held by the shareholders of Eleva Alimentos in Perdigão S.A., in accordance with the exchange ratio of 1.74308855 shares of Eleva for 1 share of Perdigão, in the amount of 20,256,751 issued shares. As a result Perdigão’s, capital stock increased from R$ 2.5 billion to R$ 3.4 billion.

On July 8 2009, our shareholders approved in a shareholders meeting the issue of 37,637,557 new common shares at a price of R$39.40. As a result Perdigão’s, capital stock increased from R$ 3.4 billion to R$ 4.9 billion.

Overview

We are one of Brazil’s largest food companies, with a focus on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. We are a vertically integrated business that produces more than 2,500 stock-keeping units, or “SKUs,” which we distribute to customers in Brazil and for more than 110 other countries. Our products currently include:

•                  frozen whole and cut chickens;

•                  frozen pork cuts and beef cuts;

•                  processed food products, such as the following:

•                  marinated frozen whole and cut chickens, roosters (sold under the Chester® brand) and turkeys;

•                  specialty meats, such as sausages, ham products, bologna, frankfurters, salamis, bacon and other smoked products;

•                  frozen processed meats, such as hamburgers, steaks, breaded meat products, kibes and meatballs, and frozen processed vegetarian foods;

•                  frozen prepared entrees, such as lasagnas and pizzas, as well as other frozen foods, including vegetables, cheese bread, pies and others;

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                  dairy products, such as juices, yogurts, soy milk and soy juices; and

•                  margarine;

•                  milk; and

•                  soy meal and refined soy flour, as well as animal feed.

In the domestic market, the Company operates under such brand names as Perdigão, Chester®, Batavo, Elegê and Turma da Mônica (under license) which are among the most recognized brands in Brazil. In August 2007, we acquired from Unilever Brazil Ltda., or “Unilever,” the Doriana, Delicata and Claybom brands, which are used for our margarine products.  We also formed a joint venture with Unilever to manage the Becel and Becel ProActiv branded margarine products and identify other business opportunities.  We also have well-established brands in foreign markets, such as Perdix, which is used in most of our export markets; Fazenda, in Russia; and Borella, in Saudi Arabia.

On February 21, 2008, we completed the acquisition of Eleva Alimentos S.A., a Brazilian company in the food industry, with a focus on milk, dairy products, poultry, pork and processed food products for a purchase price of approximately R$1.7 billion, of which R$764.6 million was paid in cash to the controlling and non-controlling shareholders of Eleva and R$911.6 was paid through the exchange of shares of Eleva for shares of Perdigão. By acquiring Eleva, we expanded our portfolio of milk and dairy products, which also includes powdered milk and cheeses, and we expanded our production of chickens, pork and processed food products.

On April 2, 2008, we, through our subsidiary, Perdigão Agroindustrial S.A, acquired 100% of the share capital of Maroca e Russo Indústria e Comércio Ltda. (Cotochés), a regional leader in our industry in the State of Minas Gerais, for R$51 million, including R$9.4 million of net asset.

Internationally, we also continued to grow through the acquisition of Plusfood Groep BV, or “Plusfood,” a manufacturer of poultry and beef-based processed and convenience food products in the European market, which has enabled us to diversify our operations in Europe into processed and chilled products. On June 20, 2008, we finalized the determination of goodwill and the final price paid was R$45.0 million (€31.2 million) less net debt of Plusfood as of December 31, 2007.

We are a leading producer in Brazil of specialty meats (market share of approximately 25.7% from January to December 2008), frozen processed meats (market share of approximately 35.5% from Dececember to November 2008, dairy processed products (market share of approximately 14.0% from December 2007 to November 2008), in each case based on sales volumes, according to A.C. Nielsen do Brasil S.A.  We operate 25 meat processing plants of which 21 are owned (one is under construction and 4 are owned by third parties but process meat for us according to our directions), 23 hatcheries of which 21 are owned, 13 animal feed mills, 15 dairy processing plants of which 10 are owned (two are under construction and 5 are owned by third parties but process meat for us according to our directions (one is under construction), a margarine processing plant (through a joint venture with Unilever), 13 milk collecting centers and one soybean processing plant.

We are the second largest Brazilian exporter of poultry products, based on export sales volumes in 2008, according to the Brazilian Chicken Producers and Exporters Association (Associação Brasileira de Produtores e Exportadores de Frango), or “ABEF,” and are among the largest such exporters in the world.  We are also leading Brazilian exporter of pork products, based on export sales volumes in 2008, according to the Brazilian Pork Industry and Exporter Association (Associação Brasileira de Indústria Produtora e Exportadora de Carne Suína), or “ABIPECS.”

We export primarily to distributors, the institutional market, which includes restaurants and food service chains, and to food processing companies. In 2008 and the three months ended March 31, 2009, our exports accounted for 43.7% and 42.9%, respectively, of our total net sales. We export to more than 2,000 clients, with customers in Europe accounting for 22.2% and 22.1% of our export net sales in 2008 and the three months ended March 31, 2009, respectively; the Far East, 22.9% and 22.0%, respectively; Eurasia (including Russia), 14.6% and 10.9%, respectively; the Middle East, 25.6% and 30.4%; while the remaining 14.7% and 14.6%, respectively, represented exports to other regions. No single client represented more than 2,6% of our net sales in 2008 and 2,5% in the three months ended March 31, 2009.

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In the milk and dairy product segment, we are a leader in sales of UHT milk in Brazil, with a 17.2% market share, based on volumes of sales from January to December 2008, according to the A.C. Nielsen do Brasil S.A. We have a 8.5% market share of the Brazilian production of powdered milk, according to the U.S. Department of Agriculture, or “USDA,” on the Brazilian production of powdered milk.

On May 19 2009 we signed an Association Agreement for merging our businesses with those of Sadia, the implementation of which will depend in the decision of the anti-trust bodies, among other conditions. Sadia is an outstanding listed company in the food sector focusing on industrialized, frozen and refrigerated products and margarines.

PRODUCTS

We are a food company that focuses on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products. Our processed products include marinated, frozen, whole and cut Chester® and turkey, specialty meats, frozen processed meats and frozen prepared entrees. We also sell margarine, juice, soy products and animal feed.

Poultry

We produce frozen whole and cut chickens, partridges and quail. We sold 892.9 thousand tons of frozen chicken and other poultry products in 2008, compared to 602.8 thousand tons in 2007. We sold 230.8 thousand tons of those products in the first quarter of 2009, compared to 219.0 thousand tons in the first quarter 2008. Most of our poultry sales are to our export markets.

Pork and Beef

We produce frozen pork and beef cuts, such as loins and ribs, and whole carcasses. As part of our strategy to diversify our product lines, we introduced beef cuts in December 2005 and intend to develop our sales of beef, particularly to export customers who already purchase poultry or pork from us. We sold 180.9 thousand tons of pork and beef cuts in 2008, compared to 133.9 thousand tons of pork and beef cuts in 2007. We sold 42.8 thousand tons of pork and beef cuts in the first quarter 2009, compared to 41.2 thousand tons of pork and beef cuts in the first quarter 2008. Most of our sales of pork cuts are to our export markets. We are developing our export customer base for beef cuts, and we expect that most of our sales of beef cuts will ultimately be in our export markets. We do not raise cattle in our facilities.

Milk

We entered the dairy business in the second quarter of 2006 through our acquisition of a controlling interest in Batávia. In 2008, we expanded our presence in this market trough the acquisition of Eleva. We produce pasteurized and UHT milk, which we sell in our domestic market. We sold 892.8 thousand tons of pasteurized and UHT milk in 2008, and 201.4 thousand tons in the first quarter 2009.

Processed Food Products

We produce processed foods, such as marinated, frozen chicken, Chester® rooster and turkey meat, specialty meats, frozen processed foods, frozen prepared entrees and dairy products. Part of our strategy is to develop additional processed food products in these and other categories because these products tend to be less price-sensitive than our frozen poultry and pork products. We sold 838.4 thousand tons of processed foods in 2008, compared to 734.1 thousand tons in 2007. We sold 185.1 thousand tons of processed foods in the first quarter 2009, compared to 198.6 thousand tons in the first quarter 2008. Most of our sales of processed foods are to our domestic market. We believe there are opportunities to market value-added products like these to targeted regions and other market segments in Brazil, as well as, expanding our sales in the export market.

Specialty Meats

We process pork to produce specialty meats, such as sausages, ham products, bologna, frankfurters, salamis and bacon. We also process chicken and other poultry to produce specialty meats, such as chicken sausages, chicken hot dogs and chicken bologna.

Frozen Processed Meats

We produce a range of frozen processed poultry, beef and pork products, including hamburgers, steaks, breaded

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

meat products, kibes (a type of Middle Eastern beef patty popular in Brazil) and meatballs. We also produce soy-based vegetarian products, such as hamburgers and breaded products. We purchase the refined soy meal used to produce these products from third parties.

Marinated Poultry

We produce marinated and seasoned chickens, roosters (under the Chester brand) and turkeys. We originally developed the Chester breed of rooster to maximize the yield of breast and leg cuts.  In 2004, we sold our rights to the Chester breed of rooster to Cobb Vantress, a U.S. poultry research and development company engaged in the production, improvement and sale of broiler breeding stock, and entered into a technology agreement under which Cobb Vantress manages the Chester breed of rooster. We continue to oversee the production of Chester roosters in Brazil from hatching to distribution, and we own the trademarks for the Chester line of products.

Dairy Products

In the second quarter of 2006, through our acquisition of a controlling interest in Batávia, we entered the dairy products business. In early December 2007, we acquired the remaining 49% interest in Batávia not held by us . In 2008, we expanded our presence in this market trough the acquisition of Eleva. We produce and sell a wide range of dairy-based and dairy processed products, ranging from flavored milks, yogurts, fruit juices, soybean-based drinks, cheeses and desserts. We sold 250.6 thousand tons of dairy processed products in 2008 and 50.6 thousand tons in the first quarter 2009.

Frozen Prepared Entrees

We produce a range of frozen prepared entrees, some of which contain poultry, beef and pork meat that we produce, including those listed below.

Lasagnas and Pizzas. We produce several varieties of lasagna and pizza. We produce the meat used in these products and buy other raw materials in the domestic market, except for the durum flour used to make the noodles for the lasagna, which we import.

Vegetables. We sell a variety of frozen vegetables, such as broccoli, cauliflower, peas, French beans, French fries and cassava fries. These products are produced by third parties that deliver them to us packaged, almost all for our Escolha Saudável (“healthy choice”) line of products. We purchase most of these products in the domestic market, but we import French fries and peas.

Cheese Bread. We produce cheese bread, a popular Brazilian bread infused with cheese. We purchase the ingredients in the domestic market, except for the parmesan cheese, which we import.

Pies and Pastries. We produce a variety of pies and pastries, such as chicken and heart-of-palm pies and lime pies. We produce the meat, sauces and toppings used in our pies and pastries, and we purchase other raw materials, such as heart-of-palm, lime and other fillings from third parties.

Margarine

We commenced sales of margarine in December 2005. We sell margarine under two brand names (Turma da Mônica and Borella). We purchase margarine from an agricultural cooperative supplier for resale by us.  In June 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil. We began to sell this product as part of our strategy to diversify our product lines and to take advantage of our distribution network for refrigerated products.

Other

We produce animal feed principally to feed poultry and hogs raised by us. However, we also sell less than 4% of the animal feed produced by us to our integrated outgrowers or to unaffiliated customers. In addition, in April 2007, we launched a line of pet food for dogs under the brands Balance and Supper.

We produce a limited range of soy-based products, including soy meal and refined soy flour. We also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that soybean oil was not a core product of our business.

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Corporate Structure

We are an operating company incorporated under Brazilian law, and we conduct business through our operating subsidiaries. The following table sets forth our principal subsidiaries.

(1) Holding and centralizing of investments abroad

(2) Companies with no operating activities

(3) Companies and Subsidiaries formed with the purpose of operating in the European market.

Note: The Companies with no participation percentual indicative are fully direct or indirect subsidiaries of Perdigão S.A..

The Acheron Beteiligungsverwaltung GmbH sub-holding owns one hundred direct subsidiaries in Madeira Island, Portugal, whose purpose is to operate in the European market and to enable us to increase our participation in that market to the extent exports of poultry to Europe are regulated through quotas. The investments in these subsidiaries totaled R$785.0 million.

OUR SUBSIDIARIES

We and our subsidiaries have as our principal activities, the breeding, production and slaughter of poultry, hogs and beef cattle; the industrialization and/or commercialization of refrigerated products, pastas, margarines, frozen vegetables, dairy products and soybean derivatives. We briefly describe the activities of each subsidiary as follows:

•                       PSA Participações Ltda. holds a 100% stake in the Sino dos Alpes subsidiary.

•                       PDF Participações Ltda. holds a minority stake in the Sino dos Alpes subsidiary.

•                       Perdigão Trading S.A. was constituted to operate as a trading company in the wholesale market for meats and meat products, principally for the export market. Currently a dormant company.

•                       Crossban Holdings GMBH is a holding company and an overseas investment centralizer.

•                       Perdix International Foods is an importer and distributor of animal protein products principally in the European market.

•                       Perdigão International Ltd. operates as an overseas trading company, commercializing products produced by the Brazilian affiliates.

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                       Perdigão Asia PTE. is a marketing, administrative and logistics services provider in the Asian market.

•                       Perdigão France SARL is a marketing, administrative and logistics services provider in France.

•                       Perdigão Nihon K.K is a marketing, administrative and logistics services provider in Japan.

•                       Perdigão Holland B.V., which actually carries the corporate denomination, Plusfood Holland B.V., is a marketing, administrative and logistics services provider in the Netherlands.

•                       Perdigão UK Ltd., which actually carries the corporate denomination Plusfood UK Ltd., is a marketing, administrative and logistics services provider in the United Kingdom.

•                       BFF International Ltd. was constituted to operate as a trading company and is currently dormant.

•                       Highline International and Perdigão Export Ltd. are both dormant.

•                       Sino dos Alpes processes chicken and pork meat products for the domestic market.

•                       Plusfood Groep B.V.is a holding company for the Plusfood group overseas.

•                       Plusfood B.V.is a company which focuses on the commercializing of food, especially meat-based, as well as the import of finished products.

•                       Plusfood Constanta SRL is a company which focuses on the production, processing and conservation of food, more particularly, poultry products.

•                       Plusfood Finance UK Ltd. Is a company which focuses on financial activities particularly the raising of funding.

•                       Plusfood France SARL is a company focusing on the import, export and commercialization of poultry products.

•                       Plusfood Iberia SL is a company focusing on the distribution of food products.

•                       Plusfood Italia SRL is a company focusing on the distribution of food products.

•                       Fribo Foods Ltd., currently with the corporate denomination of Plusfood Wrexham Limited, focusing on the commercialization of foodstuffs, especially beef-based, among other supplementary activities included in its Bylaws.

•                       Avipal Nordeste S.A. is a company focusing on the breeding, slaughter and commercialization of chickens, production and commercialization of eggs and animal rations and the industrialization and commercialization of long life UHT milk.

•                       Avipal S.A. Construtora e Incorporadora is currently dormant.

•                       Avipal Centro-Oeste S.A. is currently dormant.

•                       Avipal S.A. Alimentos is a company focusing on the breeding and commercialization of poultry.

•                       Establ.Levino Zaccardi y Cia S.A. is a company focusing on the processing of milk-based products.

•                       HFF S.A. holds a 88% stake of Sadia S.A..

Corporate Reorganization

On November 27 2008, a meeting of our Board of Directors approved the continuation of our corporate and business restructuring involving the Company and some of our direct and indirect subsidiaries. This will represent the capture of synergies for the Company and will result in the simplification of our corporate structure, reduction of costs and operating expenses.

With the implementation of this corporate reorganization as described in the subitems below, the goodwill recorded by the Company with respect to the acquisitions of the said corporations, worth R$148.8 million, was fully amortized in the income statement for fiscal year 2008.

Pursuant to Official Letter CVM/SEP/GEA-2/Nº 020/2009, the goodwill in the gross amount of R$1.5 billion with respect to the acquisition of investments and subsequent amortization of the incorporations which took place in 2008 and early 2009, (including goodwill worth R$1.3 billion from the Eleva acquisition as mentioned below) was reversed and will be amortized from the accounting and fiscal point of view according the current practices.

Partial Spin-off of Perdigão Agroindustrial

At the extraordinary general meeting held on December 18, 2008, our shareholders approved the Protocol and Justification for a Partial Spin-Off of Perdigão Agroindustrial, with the transfer to us of the net assets consisting of investments in Perdigão Mato Grosso, Batávia and Maroca (formerly Cotochés), and liabilities comprising debts, accounts payable and intercompany loans followed by the incorporation of Perdigão Mato Grosso, Batávia and Maroca pursuant to the terms described below.

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Incorporation of Perdigão Mato Grosso, Batávia and Maroca

At the same general meeting held on December 18 2008, our shareholders approved the respective Protocols and Justification for Incorporation by us of our Perdigão Mato Grosso, Batávia and Maroca subsidiaries.

On December 31 2008, the respective corporate bodies of the companies to be incorporated, approved the said incorporations. As a result, the activities previously carried on by the incorporated companies have since January 1 2009, been undertaken by our branches.

Incorporation of Perdigão Agroindustrial

Following the partial spin-off of Perdigão Agroindustrial, as described below, at an extraordinary meeting held on February 27 2009, our shareholders approved the Protocol and Justification for Incorporation of Perdigão Agroindustrial, the incorporation becoming effective as from March 9 2009.

Following the incorporation of Perdigão Agroindustrial, our branches began to exercise the activities until then performed by the latter company.

Mineiros Agro-industrial Complex

In September 2008, we concluded the construction of the Mineiros Agro-industrial Complex, built with the purpose of processing turkey meat with two thirds of the output destined for export. The Complex is already operating at its full annual capacity of 81 thousand tons of processed products. Total investment in this Complex amounted to R$240 million.

Powdered Milk Plant in the City of Três de Maio

On June 10 2008, we announced the building of a powdered milk plant in the city of Três de Maio in the state of Rio Grande do Sul, located on a site of approximately 30 hectares ceded by the local city government. The plant will have a monthly capacity to process two thousand tons of powdered milk.

As part of the Company’s strategy to increase the added value of our dairy products portfolio, we shall be investing about R$65.0 million in this plant up to February 2010.

Incorporation of Eleva

On April 30 2008, our ordinary and extraordinary general meeting authorized the Protocol and Justification for Incorporation of Eleva into Perdigão. The Board of Directors of these two companies had previously approved this incorporation on April 11 2008.

With this operation, goodwill amounting to R$1.3 billion will be amortized against net income over a term of ten years, generating a tax break of R$457.3 million.

Acquisition of Cotochés

On April 2 2008, through the intermediary of our Perdigão Agroindustrial subsidiary, we acquired Cotochés, a long-established dairy products plant in the state of Minas Gerais. This investment amounted to 51.0 million plus R$9.4 million of net asset. Cotochés product portfolio is made up of about 50 items, among them, long-life milk (UHT), powdered milk, cheese, butter, cream cheese, cream, fermented milks and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

This operation generated goodwill of R$41.6 million for the Company. Cotichés was merged into Perdigão on December 31 2008.

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Embu Distribution Center

During 2008, the Company completed the first phase of the construction of the Embu Distribution Center (“CDE”), consisting of three separate areas permitting customized storage of our frozen, chilled and dry products.

The CDE covers all storage and distribution operations to the southeast of Brazil and is characterized by an administration system for integrated advanced technology slaughtering comprising two large antechambers, one for delivery and the other for dispatch of products.

The second stage of the project is to be concluded in the first half of 2009, namely the installation of a transelevator system involving an automatic stock handling process. The Rio Verde distribution center is very similar to CDE, except by the fact that it managens stock and distribution to the Middle West and was concluded in December 2008.

Sustainable Growth Plan

We are undergoing a period of significant change with respect to our sustainable growth plan begun in 2006 and based on the acquisition of various companies and entry into new markets.

These acquisitions have seen the Company grow and diversify its business, increasing our market share in chicken and pork meats and making our debut in milk, margarine and beef operations.

As part of this growth process, we have undertaken a significant reorganization of our structure and our activities, the objective being to maintain the sustainability of our businesses through the simplification of our corporate structure and through the reduction of operational, fiscal and financial costs.

Plusfood Acquisition

Through our controlled companies, Perdigão Holland BV and Perdigão Agroindustrial, on January 2 2008, we signed a purchase agreement for the total shares issued by Plusfood amounting to a total of €31.2 million (R$ 45 million), thus making us the first Brazilian company in the food sector to acquire European industrial operations.

Plusfood specializes in beef and poultry-based products and controls two important brands in the European market: Fribo, the brand under which it sells hamburgers, and also acquired by us; and Friki, a brand which sells poultry based products and which may be used by us for a period of up to three years as from December 6 2007.

Plusfood has an installed production capacity of about 20 thousand tons of finished products. Plusfood has three plants: the largest in Oosterwolde in the Netherlands, where it also operates its research department and technological center; one in Wrexham in the United Kingdom which operates a hamburger unit with growth potential; and one in Constanza, Rumania, which is strategically located to serve the Eastern European market. However, Plusfood’s main market is the countries of Western Europe.

RECENT EVENTS

Association

On May 19 2009, we signed an Association Agreement for implementing the merger of our operations with those of Sadia. We show the principal stages in the creation and implementation of the Association below:

(i)                                   Incorporation of HFF, occurred on July 8 2009, through the incorporation by our Company of shares issued by HFF according to the following exchange ratio: 1 common share issued by HFF for each 0.166247 common share issued by us;

(ii)                                The remaining shareholders of Sadia will migrate to BRF through the incorporation of shares, the issue of Sadia, by our Company according to the following exchange ratio: 1 common or preferred share, the issue of Sadia, for each 0.132998 common share issued by us. The dissenting holders of shares issued by Sadia at the time of its incorporation , shall have right of withdrawal according to the legislation; and

(iii)                            Concórdia Holding, the controlling company of Concórdia Corretora and Concórdia Banco, and not a

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

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1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

party to the Association, was sold to the current controlling shareholders of Sadia prior to the Incorporation of HFF.

Once these stages are concluded, it is expected that the totality of the shares issued by Sadia will be transferred to our ownership. The Association is contingent on the approval of our shareholders and those of Sadia as well as the anti-trust authorities.  As a result, our activities are not to be merged with those of Sadia until a ruling from the appropriate anti-trust bodies is handed down.

The Association is integral to the strategies for expanding our operations in the domestic and export markets and will be instrumental in potentially developing complementary initiatives between the operations of the two companies. In addition we believe that the Association will result in the capture of important synergies as well as gains in scale.

On July 8 2009, we approved the Incorporation of HFF and amended our Bylaws to the effect that our Board of Directors made up of at least 11 members, of which three were elected by Sadia’s shareholders who shall migrate to HFF by December 31 2010. The Bylaws shall also be amended to include a co-chairmanship organization within the structure of the Board of Directors, neither of the co-chairman have a casting vote in the event of a tie. Further, our corporate denomination shall be changed to BRF and our registered head offices transferred to Itajaí, state of Santa Catarina. We expect approval be given to these proposals by an extraordinary general meeting to take place in July 2009.

Should CADE (Administrative Council for Economic Defense) take the view that the Association restricts competition to the detriment of consumers, the merger of the operations of the Company and Sadia is further conditional on approval of the anti-trust authorities in Brazil, the European Union and other jurisdictions. These authorities may not approve the operation or may impose significant conditions for its execution, including commitment to performance targets or the sale of certain subsidiaries, product lines, brands or industrial units.

During the period when the case is being examined by the anti-trust authorities, the companies may be subject to certain specific requirements for maintaining market conditions unchanged in accordance with mandatory guidance from the authorities.

Should the final decision of the anti-trust authorities be challenged through the courts, the obligation to leave market conditions unaltered can be maintained while legal action is sub-judice.

In addition to the Association, we have concluded a series of transactions and taken other initiatives to implement our strategy. These transactions and initiatives include the following:

•                  on February 27 2009, approval of the Incorporation of Perdigão Agroindustrial by the Company;

•                  on December 18  2008, approval of the partial spin-off of Perdigão Agroindustrial, with the transfer of the spun-off portion to the Company;

•                  on December 18 2008, approval of the Incorporation of Perdigão Mato Grosso, Batávia and Maroca (formerly Cotochés) by the Company;

•                  on April 30  2008,  approval of the Incorporation if Eleva by the Company;

•                  acquisition of Cotochés on April 2 2008;

•                  on October 30 2007, we signed an agreement for the acquisition of Eleva, which was concluded on February 21 2008, 46% in cash and 54% via incorporation of shares; and

•                  acquisition on December 6  2007 of all shares issued by Plusfood, this being concluded in January 2008.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.02 — OPERATING SECTOR CHARACTERISTICS

SECTORAL PERFOMANCE IN 2008

Extreme volatility impacted market performance during the year. Export markets were characterized by the need to constantly pass onto prices spiraling grain quotations and the by the appreciation of the Real. However, from September, the international financial crisis brought a completely contrasting scenario of falling commodity prices and devaluation in the Real. The deterioration in the credit crunch triggered a process of destocking having a severe negative knock-on effect on international prices, which showed a strongly downward curve in dollar terms, making cuts in inventory levels.

By contrast, the domestic market continued to benefit from growth in effective mass of real wages although expansion in credit and lengthening maturities to the consumer tended to squeeze disposable income available for non-durables such as food, favoring, at least until the third quarter, growth in consumer durables.   However, in the final quarter this process was reversed with the adverse international outlook resulting in a squeeze on credit and leading to adjustments in production and payroll reductions in various sectors of the Brazilian economy as well as the adoption of a more cautious posture on the part of the consumer, provoking significant cuts in consumption, particularly in durable goods.

The impacts of this scenario are still difficult to measure but we believe we are more prepared to successfully meet these adversities, positioned as we are in a sector that is fundamental to satisfying basic consumer needs. Furthermore, Perdigão is blessed with a wide range of products and brands to all income groups.

Exports: The volume of Brazilian poultry exports totaled 3.6 million tons in 2008, 10.9% up on 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). In US dollar terms, overseas sales grew 40% to US$ 6.9 billion. Conversely, in the pork meat market, physical exports declined between 2007 and 2008 from 606 thousand tons to 529 thousand tons, albeit offset by a rise in prices of 42.2%, which boosted export revenue by 20.1%. Beef exports also recorded a fall of 14.4%, principally due to an EU trade ban. Brazil shipped 1.4 million tons of beef, generating export revenues 20.3% higher - US$ 5.3 billion, due to a 40.5% hike in prices. The redefinition of Russian pork meat and beef import quotas also reflected a decline in volumes registered for these protein sources.

With the worsening in the international crisis during the final quarter of 2008, importers were obliged to adjust inventory and this in conjunction with the serious financial difficulties of producers resulted in a significant drop of US dollar prices as the following graph indicates.

Average Prices

Poultry	Pork

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In the market for milks, powdered milk exports reached 82.8 thousand tons, a year-on-year increase of 99%, while shipment values were US$ 377 million — 127.4% higher.

Domestic Consumption: Real incomes rose 3.4%, while average nominal income increased 9.6%. According to the Brazilian government statistics office — IBGE, employment grew by 4.7% driven by a range of different economic sectors, the result of vigorous domestic demand. Additionally, the expansion in credit and more generous maturities stimulated consumer demand for durable goods and, by contrast, reducing disposable incomes available for consumption of semi- and non-durables, a scenario which radically changed in the fourth quarter on the back of the gathering turmoil in international markets.

AC Nielsen data for 2008 reported a growth of 2.6% in frozen meat products, while demand for frozen pasta jumped 19.3% and frozen pizzas by 3.6%. Specialty meats dipped slightly by 1.7% and margarines by 1.4%. The market for dairy products posted growth of 3.5%.

Raw Materials: Reflecting international commodity price volatility, domestic market corn prices increased 9% according to the FNP Institute and below prices on the Chicago Board of Trade — CBOT - indicative of comfortable supplies on the domestic market. FNP statistics reported a rise in soybean prices of about 30% reflecting CBOT commodity prices and currency variation. Data published by the Center for Advanced Studies in Applied Economics — Cepea show that average prices for in natura milk were 2.2% higher and while falling back in the last quarter, caused strong upward momentum in production costs until September, the price of milk collection at the farm gate rising as much as 34%. Live cattle prices increased 37.6% on the back of tighter supply.

Perspectives: Both ABEF and the Brazilian Pork Industry and Export Association — ABIPECS are forecasting growth in exports of chicken and pork meats of 5% and 3.5%, respectively. This reflects the reopening of the Chinese market as well as the penetration of new markets, in addition to competitiveness of the Brazilian product in more consolidated markets. However, average US Dollar export prices will remain under pressure, reflecting weaker demand, compared to the average for 2008 as a whole.

The outlook for Brazilian employment is for higher jobless rates, albeit with upper average income due to the annual adjustment in the minimum wage and declining inflation. Contrary to 2008, prospects are for a reversal in consumption patterns due to the greater proportion of disposable incomes being directed to non-durables such as food.

National Supply Council — Conab is forecasting a decline in the Brazilian grain crop - soybeans down by 4% and corn by 14%. This reduced output is unlikely to affect supplies in the light of healthy inventory levels for these raw materials, in particular, corn.

OPERATING PERFORMANCE

Production

Meat production increased by 37.5% during the year, encompassing planned organic growth and the incorporation of the new acquisitions. Poultry and hog slaughtering rose 37.6% and 25.2%, respectively to support the increase in meat protein output.

On the other hand, the output of dairy products increased 279.7% due to an increased flow of milk and processed dairy products following the acquisition of Eleva Alimentos and Cotochés, as well as the growth in processed dairy products from Batavo and the production to order business with CCL in São Paulo and CCPL in Rio de Janeiro (these contracts being reviewed at the year-end for optimizing and reducing the costs of production in these regions, albeit production volumes remaining unchanged).

Other processed products, which recorded an increase of 162.4%, largely involve volumes arising from acquisitions and the strategic alliance with Unilever, in the margarine segment, concluded at the end of August last year. Volume increase was also driven by significant increases in other lines such as pastas, pizzas and frozen vegetables.

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In the fourth quarter, meat production grew 30.5%, dairy products, 264% and other processed products, 86.4%.

The Company announced a 20% cut in volumes of meat production for export during the first quarter of 2009, in order to adjust inventory levels in the industry given destocking by importers, a process which was detected towards the end of 2008. As a result some industrial units supplying overseas markets have announced technical stoppages and vacation shutdows for the first quarter of 2009.

PRODUCTION	4Q08	4Q07	Ch.	2008	2007	Ch.
POULTRY SLAUGHTER (million heads)	217.4	158.5	37%	863.2	627.3	38%
HOG/ CATTLE SLAUGHTER (thousand heads)	1,176.7	939.1	25%	4,713.2	3,774.7	25%
PRODUCTION (thousand tons)
MEATS	506.4	388.0	31%	2,038.8	1,482.9	37%
DAIRY PRODUCTS	300.7	82.6	264%	1,226.5	323.0	280%
OTHER PROCESSED PRODUCTS	22.6	12.1	86%	93.8	35.7	162%
FEED AND PREMIX (thousand tons)	1,268.4	1,034.4	23%	5,251.0	3,932.7	34%
ONE-DAY CHICKS (million units)	212.8	169.5	26%	882.6	667.0	32%

Domestic Market

With sales 76.6% higher, the domestic market reported R$ 8.1 billion in revenues, a result driven by the favorable performance in revenues from the meat businesses, 36.2%; dairy products, 237.4% and other processed products, 53.8%, compared to the same period in 2007.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	4Q08	4Q07	% CH	4Q08	4Q07	% CH

MEATS	218.4	186.7	16.9	1,293.4	986.2	31.1
IN NATURA	36.1	15.2	137.4	160.3	75.1	113.5
POULTRY	28.8	11.0	162.2	121.0	53.7	125.3
PORK/BEEF	7.2	4.2	72.1	39.4	21.4	83.9
ELABORATED/PROCESSED (MEATS)	182.3	171.6	6.3	1,133.0	911.1	24.4
DAIRY PRODUCTS	291.0	69.0	321.8	715.6	208.5	243.2
MILK	226.5	31.7	614.1	425.2	59.3	616.9
DAIRY PRODUCTS/ JUICE/ OTHERS	64.5	37.3	73.1	290.3	149.2	94.6
OTHER PROCESSED	27.4	26.3	4.0	154.2	147.7	4.5
SOYBEAN PRODUCTS/ OTHERS	53.3	50.5	5.6	115.3	75.0	53.7
TOTAL	589.9	332.5	77.4	2,278.5	1,417.4	60.7
PROCESSED	274.1	235.1	16.6	1,577.6	1,207.9	30.6
% TOTAL SALES	46.5	70.7		69.2	85.2

	2008	2007	% CH	2008	2007	% CH

MEATS	815.8	646.0	26.3	4,250.4	3,120.2	36.2
IN NATURA	164.6	61.0	169.6	677.3	279.3	142.5
POULTRY	125.9	47.6	164.6	490.6	215.2	128.0
PORK/BEEF	38.6	13.4	187.4	186.7	64.1	191.3
ELABORATED/PROCESSED (MEATS)	651.2	584.9	11.3	3,573.1	2,840.9	25.8
DAIRY PRODUCTS	1,127.6	278.0	305.7	2,807.1	832.1	237.4
MILK	880.1	127.5	590.1	1,690.5	242.8	596.4
DAIRY PRODUCTS/ JUICE/ OTHERS	247.5	150.4	64.5	1,116.6	589.4	89.5
OTHER PROCESSED	105.7	62.3	69.6	603.4	392.3	53.8
SOYBEAN PRODUCTS/ OTHERS	218.6	184.5	18.5	443.4	244.5	81.4
TOTAL	2,267.7	1,170.8	93.7	8,104.2	4,589.2	76.6

PROCESSED	1,004.4	797.7	25.9	5,293.1	3,822.6	38.5
% TOTAL SALES	44.3	68.1		65.3	83.3

Meats — This activity accounted for 52.4% of domestic market sales, volumes growing by 26.3% with elaborated/processed products putting in a particularly strong showing. The latter, representing higher aggregate value and good contribution margin, reported growth of 11.3% in volumes, with a 12.8% improvement in average prices, although still pressured by 21.3% higher average costs.

On the other hand, the 142.5% increase in sales and 169.6% in volumes of in-natura products, notably due to the participation of poultry and pork meat in Perdigão’s business following the Eleva merger, translated into a squeeze on margins during the year. This was due partially to higher production costs of the principal raw materials and also to poultry production at the plant in the state of Bahia (previously owned by Eleva), a region where grains are not produced and dependent on the transportation of these inputs from other regions or on acquisition through government auction. The Company has readjusted Eleva’s production processes to improve these indicators and, gradually, the mix of these products, which are more affected by commodity price volatility.

Dairy products — Dairy products, which represent 34.6% of domestic sales, recorded a growth of 237.4% in revenues and 305.7% in volumes during the year. Processed dairy products posted an increase of 89.5% and 64.5%, respectively in sales revenue and volumes.

Nevertheless, the increase in average prices was not enough to entirely offset higher average production costs in relation to milk prices acquired from the farm during the year. However, catchment prices were reduced in the final quarter, contributing to an improvement in margins.

Milk sales — incorporating long life (UHT), pasteurized and powdered milk - increased 590.1% in volume due to the

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consolidation of the Eleva Alimentos and Cotochés businesses. The process of absorbing this growth was undertaken in a particularly atypical scenario. This was notably the case with the UHT milk business, where a significant third quarter adjustment had to be made in view of growth in supplies of this product set against stagnating demand and feeding though to a sharp decline in retail prices. Oversupply also characterized the powdered milk market due to burgeoning world production and low prices. Perdigão undertook a review of fluid milk volumes and an adjustment in production costs to reestablish adequate margins for this segment, these measures  recording a positive impact on results for the final quarter of the year.

Other processed products — include pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean-based vegetarian line, among others. These items reported growth of 53.8% in sales revenues and 69.6% in volumes, boosted by the inclusion of margarines since August of last year. The decline in average prices compared with the preceding year is justified by the change in mix with the introduction of margarine products, which average prices are less than the other products but add a good contribution margin to the portfolio.

Processed products — Representing 65.3% of total sales revenues recorded for the domestic market, processed products — core to the Company’s strategy — registered growth of 38.5% and 25.9% in sales revenue and volumes, respectively, contributing significantly to operating margins. The decrease in the relative share of this segment in the Company’s business was due to the increase in higher meat and milk volume (in-natura).

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Market Share - %

The Company ran marketing campaigns for Perdigão’s specialty meats and pizza lines as well as Batavo dairy products, including the Pense Light line, and the Elegê brand, the objective in all cases being the improvement of brand penetration and the commercial positioning of the product portfolio.

Distribution Channels*

(in revenue)

* Eleva unconsolidated

In the fourth quarter, domestic market sales revenues rose 60.8%, strongly driven by products specific to the year-end holiday period — Christmas and the New Year - with volume growth of 16.6% in meats, 321.8% in dairy products and 16.6% in total processed items.

Exports

Exports rose 58.1% in revenues with total volume 34.8% higher. Sales were notably strong in the principal markets, especially the Middle East, Far East, Eurasia, Europe, Africa and South America due to the demand for Brazilian protein. This was conducive to a good export market performance, partially offsetting the increase in costs up to the end of September and favorably impacting margins.

Revenues from the overseas sales of meats represented 97.3% of all exports, with sales 54.1% higher in revenue terms and 32.9% better in volumes. Processed meat product volumes were up 25.5%, also including the output

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from the Plusfood acquisition. In-natura poultry and pork meat increased by 34.6% during the year, incorporating the consolidation of Eleva.

Dairy product exports were R$ 127.7 million equivalent to 15.8 thousand tons, basically made up of powdered milk, cheese and butter.

Processed products accounted for 22.1% of exports, growing by 38.8% in revenues and 27.4% in shipment volume.

The Company was obliged to increase prices during the course of the year to partially offset narrower margins caused by a disproportional year-on-year rise in raw material costs. Average FOB (Free on Board) US dollar prices reported an increase of 24.7% compared with 2007.

However, the adverse scenario in the fourth quarter was responsible for undermining the Company’s best efforts, the principal reasons being: (i) an accentuated fall in international prices during the last quarter of 15.2% in US dollar-FOB terms compared with the third quarter, a reflection of destocking by importers due to the difficulty in raising working capital; (ii) flooding and damage to port infrastructure in the state of Santa Catarina in southern Brazil, with an immediate need to transfer exporting activities from the ports of Navegantes and Itajaí to those of São Francisco, Paranaguá and Rio Grande, and resulting in reduced shipments in November, the backlog still not totally cleared by the end of the year.

In local currency terms (Reais), average meat prices increased 16% with the average cost 18.7% higher compared with the same period in 2007, considering a foreign exchange variation of 32% in the period.

	THOUSAND TONS			R$ MILLION
EXPORTS	4Q08	4Q07	% CH.	4Q08	4Q07	% CH.
MEATS	241.6	217.6	11.0	1,248.3	857.3	45.6
IN NATURA	198.7	177.2	12.1	974.6	630.7	54.5
POULTRY	162.7	146.7	10.9	738.4	494.5	49.3
PORK/BEEF	36.0	30.5	17.9	236.3	136.2	73.4
ELABORATED/PROCESSED (MEATS)	42.9	40.4	6.0	273.7	226.5	20.8
DAIRY PRODUCTS	5.3	—	—	47.1	—	—
MILK	4.9	—	—	44.4	—	—
DAIRY PRODUCTS/ JUICE/ OTHER	0.5	—	—	2.7	—	—
OTHER PROCESSED	0.3	0.4	(2.6)	2.2	1.4	54.4
TOTAL	247.2	218.0	13.4	1,297.6	858.7	51.1

PROCESSED	43.7	40.8	7.0	278.6	227.9	22.2
% TOTAL SALES	17.7	18.7		21.5	26.5

	2008	2007	% CH.	2008	2007	% CH.
MEATS	1,096.4	824.8	32.9	4,922.5	3,193.6	54.1
IN NATURA	909.2	675.6	34.6	3,833.7	2,394.7	60.1
POULTRY	767.0	555.2	38.2	3,014.8	1,865.7	61.6
PORK/BEEF	142.2	120.4	18.1	818.8	529.0	54.8
ELABORATED/PROCESSED (MEATS)	187.2	149.2	25.5	1,088.9	798.8	36.3
DAIRY PRODUCTS	15.8	—	—	127.7	—	—
MILK	12.7	—	—	106.8	—	—
DAIRY PRODUCTS	3.1	—	—	21.0	—	—
OTHER PROCESSED	1.5	1.4	4.9	6.8	5.9	16.6
TOTAL	1,113.7	826.2	34.8	5,057.1	3,199.3	58.1
PROCESSED	191.8	150.6	27.4	1,116.7	804.7	38.8
% TOTAL SALES	17.2	18.2		22.1	25.2

Perdigão reported the following performance in its leading overseas markets:

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Europe – Exports registered an increase of 18.1% in revenues and 5.2% in volume, Plusfood’s business also included. However, industrial demand for imported frozen products in the European market was lackluster, with greater supplies of chilled products, the indigenous production of which was ramped up due to regional preferences. Future pressures on demand for proteins and the credit crunch could  favor our chicken meat products – a lower priced protein produced with premium sanitary conditions.

Middle East – Recording a significant increase of 79% in export revenues and 50.1% in volume, this market saw important increases in sales to various countries in the region. We were also able to gain greater penetration in this market thanks to increased production capacity following the acquisition of  Eleva, and tailoring production to customer requirements.

Far East – Export revenues climbed 45.4% and 16.8% in volume, demand from the Japanese market being a highlight due to reduced imports of cooked items from China. Surplus supply increased inventory levels in this market, which combined with the effects of the international crisis, made business negotiations more difficult, set against a background of growing volatility and falling prices in the local market. China reopened for chicken imports from Brazil, suggesting additional opportunities for Brazilian exports in 2009. However, the Chinese authorities have still not begun issuing the necessary import licenses.

Eurasia – We have incorporated our pork and beef production units authorized for exports, especially to the Russian market where there was important demand for proteins up to September with an improvement in prices ahead of the impending winter period and the end of the year holidays. Sales increased 46.8% against a 4.9% improvement in volume.

Africa, the Americas and Other Countries – There was a significant increase of 227.6% in export revenues and 145.6% in volumes on the back of whole chicken and other animal protein, mainly beef, together with an improvement in mix, in turn increasing revenues to these markets. Angola, Egypt, Mozambique, Uruguay and Venezuela posted the greatest increases.

Exports by Region

(% net sales)

We have successfully concluded the total integration of Perdigão’s processes with those of Plusfood, our European acquisition. We have implemented the SAP R-3 system in the sales, finance and logistics areas, thus allowing joint distribution and consolidated the logistics, sales and finance teams as well as eliminating structural overlaps. We have added a new line in fresh pie products, improving our competitive edge in this important and profitable market segment in the United Kingdom. We have also invested in a further production line for cold cuts. A sales team dedicated to food service and retail channels has been established to increase direct sales to consumers together with another team focused on serving industries and processors.

The fourth quarter was a positive one, especially when we consider the increasingly difficult conditions arising from the decline in international prices as well as port logistics in Brazil. Exports rose by 51.1%, with meat volumes 11% higher while overseas sales of dairy products amounted to 5.3 thousand tons, representing a growth of 7% in volumes of processed products or a 21.5% share of total exports. In spite of the slump in US dollar prices, average Real prices posted an increase reflecting the depreciation of the local currency against the US dollar and the improvement in margins due to a gradual reduction in costs.

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PRINCIPAL FACTORS AFFECTING OUR RESULTS OF OPERATIONS

Our results of operations, financial condition and liquidity have been, and will continue to be, influenced by a broad range of factors, including:

•                  Brazilian and global economic conditions;

•                  the effect of trade barriers and other import restrictions;

•                  concerns regarding avian influenza and other animal diseases;

•                  the effect of demand in our export markets on supply in the domestic market, including the effect of actions by our major Brazilian competitors and of temporary increases in supply by producers in other countries;

•                  commodity prices;

•                  exchange rate fluctuations and inflation;

•                  interest rates; and

•                  freight costs.

We describe these factors in greater detail below.

Brazilian and Global Economic Conditions

Growth rates in the Brazilian economy have risen considerably in recent years. GDP growth was 2.3% in 2005, 2.9% in 2006, 5.4% in 2007 and 5.1% in 2008, according to IBGE. Among the main factors, we highlight:

•                  record historical levels of commodity prices

•                  international liquidity

•                  commitment of the Brazilian Central Bank with the inflation target

•                  expansion of the credit market

•                  inflow of foreign assets

•                  Brazil achieved its investment grade status

•                  fall of the unemployment rate

•                  rise in real wages

•                  domestic consumption (specially durable goods)

•                  strong exports and rise of export prices

Although the Brazilian economy has shown positive growth trends in the past three years, the economy in recent years has been affected by adverse factors that include:

•              uncertainty about Brazil’s political and economic future in the period before and immediately after Brazil’s

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presidential elections in October 2002;

•              economic and political uncertainties in Argentina, Venezuela and certain other Latin American countries; and

•              the global economic downturn from 2001 to 2003, the impact of the ongoing war in Iraq and the weakness of the U.S. dollar against other currencies.

The sharp devaluation of the real that occurred in the second half of 2002 heightened concerns over a return to high inflation in Brazil. The monetary authorities under the former government and the current government acted quickly to increase interest rates through the end of 2002, which restricted credit available to the economy and, consequently, its growth. Since 2003, the devaluation of the U.S. dollar against other currencies and the conservative monetary and fiscal policies of the current government have led to an appreciation of the real in relation to the U.S. dollar. The basic interest rate continued to increase until June 2003 when the Central Bank began to decrease it. In 2008, the Central Bank reversed the trend, increasing the basic interest rate to 13.75%.

The Brazilian economy remains highly susceptible to political and economic changes in Brazil, in other emerging markets and in the global economy. Brazilian macroeconomic factors also have a direct effect on domestic demand for our products. For example, demand for our specialty meats, frozen processed meats and other frozen foods among the low-income population in Brazil is significantly affected by levels of disposable income. After significant decreases in real income from 1998 through 2004, real income is projected to have grown slightly in 2005 and to continue to increase gradually in the coming years. The real income and the nominal salaries in Brazil in 2008 were 3.4% and 9.9% higher than those in 2007. However, due to the global economic crisis, this data may not result in raising consume in the following years.

Global economic conditions have significantly deteriorated in 2008 and are expected to continue to deteriorate in 2009.  As a result, Brazil has been materially and adversely affected since the second half of 2008, experiencing decreases in industry output and greater unemployment rates. However, since March 2009, confidence in the industry has been growing.

In spite of forecasts that exports could decline between 15% and 20% compared with 2008, domestic consumption will offset this shortfall. Real incomes are expected to grow between 1.2% and 2.0% this year, compensating to some extent the worsening in the employment market. Retail prices in Brazil have not been materially impacted since the outset of the crisis.

Effects of Trade and Other Barriers

We monitor trade barriers and other import restrictions in the poultry, pork and beef markets outside Brazil because these restrictions significantly affect demand for our products and the levels of our export sales. These restrictions often change from period to period, as illustrated by these examples:

•                       In late 2005, Russia, the largest import market for our pork cuts, banned imports of Brazilian pork due to outbreaks of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. In April 2006, Russia lifted the ban on imports from the State of Rio Grande do Sul. Although we have begun to dedicate our production of pork cuts in Rio Grande do Sul to the Russian market, the ban had an adverse effect on our results of operations in the first half of 2006. In addition, when we shift production among our facilities to respond to trade restrictions like this one, we incur additional production costs.

•                       In the first half of 2006, our exports of poultry cuts to Russia were significantly lower than in the same period in 2005 because of a delay in allocating quotas for poultry products. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation.

•                       In 2005, in a proceeding before the World Trade Organization, Brazil obtained a favorable result in a panel against the European Union involving the classification of exports of salted chicken breast meat.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Such decision should represent a significant reduction in tariffs on those products. The European Union has introduced import quotas on Brazilian salted chicken breast, elaborated turkey breast and processed chicken imports. To come into effect from July 2007, Brazil is to enjoy a majority share of these quotas. While the quotas establish lower import tariffs for the products mentioned above, the import of the same products and others will still be permitted at the traditional import tariffs for in natura products.

•                       The State of Santa Catarina in Brazil has been considered an area free from foot-and-mouth disease since May 2007. However, no exports of pork cuts from the State of Santa Catarina to Russia occurred as of September 2007. We have exported pork cuts from the State of Rio Grande do Sul to Russia, but we do not know when and if exports of pork cuts from the State of Santa Catarina to Russia will resume.

•                       In November 2007, the Brazilian Ministry of Agriculture announced that Russia, effective December 2007, would reopen to imports of Brazilian beef and pork products to some states in Brazil and currently has the market open to most of the states, including Santa Catarina, São Paulo, Paraná, Mato Grosso do Sul, Minas Gerais and Goiás.

In the short term, we must respond quickly to the imposition of new restrictions, including temporary health-related restrictions, by redirecting products to other markets or changing product specifications to comply with the new restrictions in order to minimize their effect on our net sales from exports. In the long term, these restrictions affect the rate of growth of our business.

Avian Influenza (H5N1), Swine Flu (H1N1) and Other Animal Diseases

Global demand for poultry products decreased in the first half of 2006 due to concerns over the spread of avian influenza. Although there have been no reported cases of this disease in Brazil, in the first half of 2006, the demand for our poultry products in our export markets was significantly lower, resulting in lower net sales of such products in those markets in that period. Although net sales of poultry products in the domestic market increased in the first half of 2006, prices decreased due to the oversupply of products that could not be sold as easily in our export markets. These factors negatively affected our overall financial performance in the first half of 2006 as compared to the corresponding period in 2005.

In the second half of 2006, poultry export, demand, production and global inventories gradually improved. Poultry exports also increased in 2007.

Demand in our export markets may similarly be influenced by other animal diseases. For example, pork imports from most Brazilian states were banned in Russia from 2005 to 2007 due to cases of foot-and-mouth disease affecting cattle in the States of Mato Grosso do Sul and Paraná. Although we do not raise hogs in Mato Grosso do Sul and our Carambeí plant in Paraná accounts for only 12% of our total hog production, these bans affected Brazilian imports into Russia generally and required us to shift pork production for the Russian market to Rio Grande do Sul, the only Brazilian state that was not been subject to the ban, until Russia lifted restrictions on imports from an additional eight Brazilian states in December 2007. Our net sales of pork cuts in our export markets were negatively affected by this ban, especially in the first half of 2006.

In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries. Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of the disease anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets. Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

Effect of Export Market Demand on the Domestic Market

Fluctuations in demand for poultry, pork and beef products in our export markets often have an indirect effect on supply and selling prices for those products in the domestic market. When concerns about global

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outbreaks of animal diseases, imposition of trade barriers and other factors lead to a reduction of demand in key export markets, we and our principal Brazilian competitors in those markets often attempt to redirect those products to the domestic market. The resulting increases in supply in the domestic market generally lead to a decrease in selling prices, which affects our net sales in the domestic market. Global concerns about avian influenza and the Russian restrictions on Brazilian pork imports, for example, were largely responsible for a 5.3% average decrease in selling prices for our pork, poultry, beef, milk and processed food products in the domestic market in the first half of 2006, with the prices of poultry, pork and beef that are more commodity in nature products declining more than 10% in that period.

Similarly, the abrupt decline in export prices in the fourth quarter of 2008 and the beginning of 2009 due to the effect of the global economic crisis on export market demand caused an oversupply of products in the domestic market as Brazilian producers, including our company, redirected products to the Brazilian market, negatively affecting average selling prices.

We closely monitor the actions of our major competitors because, among other things, their responses to import restrictions in key markets, Brazilian economic conditions and other factors may significantly influence demand and supply both in the domestic market and our export markets. In the domestic market, for example, our three largest competitors in specialty meats had a combined 39.7% market share by sales volume in 2008, and our three largest competitors in frozen processed meats had a combined 44% market share by sales volume in 2008, in each case according to A.C. Nielsen do Brasil S.A. Such concentrations of market share sometimes give our competitors the ability to significantly influence selling prices in our markets through the volumes they choose to sell in those markets. In addition to monitoring the actions of our domestic competitors, we pay close attention to fluctuations in supply generated by producers in the United States, the European Union and other regions. Temporary increases in supply in those markets, for example, can lead producers in those countries to increase their exports to other key export markets, depressing demand and selling prices for our products.

Commodity Prices

Many of our raw materials are commodities whose prices constantly fluctuate in response to market forces of supply and demand. We purchase large quantities of soy meal, soybeans and corn, which we use to produce substantially all our own animal feed. Purchases of corn, soy meal and soybeans represented approximately 24.3% of our cost of sales in 2008, 23.9% in 2007, 22.5% in 2006 and 26.7% in 2005. Although we produce most of the hogs we use for our pork products, we purchased approximately 11% of our hogs from nearby producers in 2008 and an additional 4% on the spot market in 2008.

In addition, the selling prices for many of our products, including substantially all our export products, are highly sensitive to the market and fluctuate like the prices of commodities. In 2008, average corn price in the Chicago Board of Trade (CBOT) was US$ 5.20/bushel, 42% higher than the average price in 2007. Soybean also registered expressive appreciation, of 42%. But in 2007, value of both commodities have already risen more than 40%, which means that in the period of two years, grain prices almost doubled in the international markets.

The following graph illustrates the movements in the price of corn in Cascavel in the State of Paraná (a commonly used reference price for corn in Brazil) for the periods indicated, as reported by Agra Informa Ltda., or “Agra-FNP”, a private Brazilian firm.

Prices of Corn

Prices of Corn in Brazil ( R$/ bags of 60Kg)

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

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Source: Agra-FNP

Current Brazilian government estimates of the Brazilian corn harvest in 2008-2009 forecast 51.4 million tons, according to a survey undertaken by the National Supply Company (Companhia Nacional de Abastecimento) or “CONAB”, an agency of the Brazilian Ministry of Agriculture, Husbandry and Supply, in May 2009. This estimate represents a 12.4% decrease over the 58.7 million tons harvested in 2007-2008. Of these 51.4 million tons, 44 million tons are forecasted for the summer crop and 17.4 million tons for the second crop (safrinha), to be harvested up to early August this year. The expected decrease in total corn production is due to the decrease of corn price, to the reduction of credit in the fourth quarter of 2008 and to the drier clime.

The following graph illustrates the movements in the price of soybeans in Ponta Grossa in the State of Paraná (a commonly used reference price for soybeans in Brazil) for the periods indicated, as reported by Agra FNP.

Prices of Soybean in Brazil ( R$/ bags of 60Kg)

Source: Agra-FNP

According to a survey released by CONAB in May 2009, current Brazilian government estimates of the Brazilian soybean harvest in 2008-2009 forecast 57.6 million tons. This estimate represents a 4% decrease over the soybean harvest in 2007-2008.

The estimated total area for the soybean harvest 2008-2009 is 21.7 million hectares. This estimate represents a 1.6% increase over the soybean harvest in 2007-2008.

The estimated total export of soybean in the 2008-09 harvest is 25 million tons, which represents a 2% increase over the 2007-08 harvest (24.5 million tons). Inventory volumes for the 2008-09 may reduce over 2007-08. Conab estimates Brazilian inventories of 3 million tons, while in the last season stocks rised, up to 4.5 million tons.

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Brazilian exports of soybeans from January through December 2008 totaled 24.5 million tons. Revenues from exports in 2008 totaled US$ 10.9 billion, with an average price of US$ 447 per ton, compared with an average price of US$ 283 per ton in 2007.

Effects of Exchange Variations and Inflation

The table below sets forth, for the periods indicated, the fluctuation of the real against the U.S. dollar, the period-end and average daily exchange rates and Brazilian inflation as measured by the INPC, IPCA and IGP-M.

	2008		2007		2006		2005		2004
Exchange Rate (R$/US$)	31.94%		(16.3)%		(9.5)%		(13.4)%		(8.8)%
Period-end exchange rate (U.S.$1.00)	R$	2.34	R$	1.77	R$	2.14	R$	2.34	R$	2.65
Average (daily) exchange rate (U.S.$1.00)(1)	R$	1.84	R$	1.95	R$	2.18	R$	2.44	R$	2.93
Inflation (INPC) (2)	6.5%		5.2%		2.8%		5.1%		6.1%
Inflation (IPCA) (3)	5.9%		4.5%		3.1%		5.7%		7.6%
Inflation (IGP-M) (4)	9.8%		7.6%		3.8%		1.2%		12.4%

Sources: IBGE, Fundação Getúlio Vargas and the Central Bank.

(1)          The average (daily) exchange rate is the sum of the daily exchange rates based on PTAX 800 Option 5, divided by the number of business days in the period.

(2)          The National Consumer Price Index (Índice Nacional de Preços ao Consumidor), or “INPC”, is published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE”, measuring inflation for families with income between one and eight minimum monthly wages in eleven metropolitan areas of Brazil.

(3)          The National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA”, is published by IBGE, measuring inflation for families with income between one and 40 minimum monthly wages in eleven metropolitan areas of Brazil.

(4)          The General Market Price Index (Índice Geral de Preços do Mercado), or “IGP-M”, gives different weights to consumer prices, wholesale prices and construction prices. The IGP-M is published by the Getuúlio Vargas Foundation (Fundação Getúlio Vargas), a private foundation.

Our results of operations and financial condition are significantly affected by movements in the exchange rate of reais to the U.S. dollar, the euro and the pound sterling. We invoice for our export products primarily in U.S. dollars and, in Europe, in euros and pounds sterling, but we report our results of operations in reais. Appreciation of the real against those currencies decreases the amounts we receive in reais and therefore our net sales from exports. Our export volumes increased 0.6% from 2005 to 2006, for example, but our net sales from exports decreased only 14.7% due to the avian influenza outbreaks and the appreciation of the real against the U.S. dollar in 2006. Our export volumes increased only 18.6% in 2007 compared to 2006, and our net sales from exports increased 30.0%. In 2008, our export volumes increased 34.8%, while our net sales from exports increased 57.7% as a result of the significant devaluation of the real against the U.S. dollar during that period.

The prices of soy meal and soybeans, which are important ingredients of our animal feedstock, are closely linked to the U.S. dollar. The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar, albeit to a lesser degree compared to soy meal and soybeans. In addition to soy meal, soybeans and corn, we purchase sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and such increases could materially adversely affect our results of operations. Although the appreciation of the real has a positive effect on our costs because part of our costs are denominated in U.S. dollars, this reduction in U.S. dollar costs because of the appreciation of the real does not immediately affect our results of operations because of the length of our production cycles for poultry and pork.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4.138 million at December 31, 2008, representing 77% of our total consolidated indebtedness at that date.  Although we manage a portion of our exchange rate risk through foreign currency derivative instruments and future cash flows from exports in U.S. dollars and other foreign currencies, our foreign currency debt obligations are not completely hedged. A significant depreciation of the real in relation to the U.S. dollar or other currencies would increase the amount of reais that we would need in order to meet debt service requirements of our foreign currency-denominated obligations.

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Historically, our results of operations and financial condition have been affected by rates of inflation in Brazil. Demand for our products in the domestic market is sensitive to inflation in consumer prices, as reflected in variations in the INPC and IPCA inflation indexes, and most of our costs and expenses are incurred in reais. Because long-term contracts with suppliers and customers are not customary in our industry and prices are generally negotiated monthly or quarterly, increases in inflation have a rapid impact on our net sales and costs. The IGP-M index is often used as an inflation reference rate in negotiating prices we pay to our suppliers. In addition, we buy energy to run our production facilities pursuant to longterm contracts that contain periodic inflation adjustments according to the IGP-M index.

In terms of personnel costs, Brazilian salaries are adjusted only once a year, based on collective agreements between employers’ syndicates and unions. Generally, unions follow the INPC as a parameter for their negotiations.

Effect of Interest Rates on Our Financial Condition

Our financial expenses are significantly affected by movements in Brazilian and foreign interest rates. At December 31, 2008, 70% of our total liabilities from indebtedness and derivative instruments of R$3,747.0 million bore interest based on floating interest rates, either because it was they were denominated in (or swapped into) reais and bore interest based on Brazilian floating interest rates or because it was dollar-denominated and subject to LIBOR. At that date, our primary interest rate exposure was to the sixmonth LIBOR rate. The two primary Brazilian interest rates that apply to our indebtedness are the TJLP, which applies to our long-term debt from the BNDES, and the CDI rate, which applies to our currency swaps and some of our other long-term debt.

The table below sets forth, the average interest rates that we are exposed:

Average December 31,

	2008	2007	2006
TJLP	6.25%	6.37%	7.87%
CDI	12.28%	11.91%	15.23%
Six months LIBOR	3.06%	5.25%	5.27%

Freight Costs

The cost of transporting our products throughout our domestic distribution network and to our export customers is significant and is affected by fluctuations in the price of oil. In the year ended December 31, 2008, freight costs represented approximately 9.2% of our net sales (9.2% in the year ended December 31, 2007). For our export goods, we ship many of our goods CFR (cost and freight) or DDP (delivered duty paid), which requires us to pay for freight and insurance costs. Increases in the price of oil tend to increase our freight costs, and fluctuations in exchange rates also significantly affect our international transportation costs.

BUSINESS OVERVIEW

Overview of Brazil’s Poultry, Pork and Beef Position in the World

The potential growth of the Brazilian domestic market for processed food, poultry, pork and beef, and Brazil’s low production costs are attractive to international competitors. The main barrier to such companies has been the need to build a comprehensive distribution network in Brazil, as well as to establish a network of outgrowers.

Poultry

Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA as of April 2009. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past five years, with Brazil having assumed the number one position as global exporter in 2004. The USDA projects a decrease in global production and exports for 2009 and an increase in consumption volumes for poultry. For Brazil, the USDA estimates a volume growth of 3.2% in production, 2.6% in export and 3.4% in consumption, in 2009 compared to 2008.

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The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	Poultry Panorama(1)
Primary Poultry Producers	2005	2006	2007	2008(2)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)
U.S.A.	18,334	18,473	18,889	19,357	18,515
China	10,204	10,354	11,296	11,900	12,138
Brazil	9,710	9,708	10,763	11,543	11,910
European Union (27 countries)	10,088	9,598	10,110	10,320	10,350
Mexico	2,512	2,606	2,698	2,819	2,811
Others	17,135	18,453	19,568	20,610	20,766
Total	67,983	69,192	73,324	76,549	76,490

Primary Poultry Exporters	2005	2006	2007	2008(2)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)
Brazil	2,900	2,658	3,099	3,457	3,546
U.S.A.	2,618	2,609	2,926	3,465	3,003
European Union (27 countries)	855	820	759	865	805
China	331	322	358	285	215
Thailand	488	450	524	383	360
Others	469	394	483	619	580
Total	7,432	7,120	7,962	9,074	8,509

Primary Poultry Consumers	2005	2006	2007	2008(3)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)

U.S.A.	15,676	15,966	15,982	15,857	15,641
China	10,104	10,392	11,450	12,064	12,408
European Union (27 countries)	9,970	9,496	10,127	10,247	10,345
Brazil	6,811	7,050	7,665	8,087	8,364
Mexico	3,065	3,216	3,280	3,458	3,475
Russia	2,263	2,483	2,678	2,859	2,915
Others	19,283	20,291	21,753	22,998	23,079
Total	67,172	68,894	72,935	75,570	76,227

(1)          Includes chicken, special poultry and turkey

(2)          Preliminary data

(3)          Estimated

Source:  USDA Apr/09.

Pork

Brazil is the fourth largest producer and exporter, and the sixth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and exports of pork has increased over the last five years, although not as significantly as for poultry.  The USDA projects an increase in global production and consumption of pork in 2009, and a decrease of approximately of 2.5% in Brazil’s pork exports for the year. Contraction in Brazilian exports reflects financial difficulties in importer countries and also decrease in imports from Russia due to decrease quotas of imports.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2005	2006	2007	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

China	45,553	46,505	42,878	46,150	48,700
European Union (27 countries)	21,676	21,791	22,858	22,530	22,100
U.S.A.	9,392	9,559	9,962	10,599	10,339
Brazil	2,710	2,830	2,990	3,015	3,010
Russian Federation	1,735	1,805	1,910	2,060	2,145
Canada	1,920	1,898	1,894	1,920	1,960
Others	11,565	11,768	12,208	12,167	12,064
Total	94,551	96,156	94,700	98,441	100,318

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ANNUAL INFORMATION – IAN – December 31, 2008

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Main Pork Exporters	2005	2006	2007	2008(2)	2009(2)
	(In thousands of tons - weight in equivalent carcass)
U.S.A.	1,209	1,359	1,425	2,117	1,837
European Union (27 countries)	1,143	1,284	1,286	1,715	1,250
Canada	1,084	1,081	1,033	1,129	1,150
Brazil	761	639	730	625	610
China	502	544	350	223	210
Chile	128	130	148	142	130
Others	179	187	190	186	192
Total	5,006	5,224	5,162	6,137	5,379

Main Pork Consumers	2005	2006	2007	2008(2)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

China	45,139	46,051	42,726	46,357	48,790
European Union (27 countries)	20,632	20,632	21,507	20,970	20,905
U.S.A.	8,669	8,640	8,966	8,811	8,884
Russian Federation	2,486	2,639	2,803	3,112	2,894
Japan	2,509	2,452	2,473	2,486	2,476
Brazil	1,949	2,191	2,260	2,390	2,400
Others	12,805	13,315	13,814	14,143	13,822
Total	94,189	95,920	94,549	98,269	100,171

(1)          Preliminary data

(2)          Estimated

Source: USDA - Apr/2009

Beef

We began to produce beef cuts in the fourth quarter of 2005 for sale in our export markets and in the Brazilian market. Brazil is the largest exporter, the second largest producer and the third largest consumer of beef in the world, according to tonnage data compiled by the USDA. The USDA projects a decrease in global production, consumption and an increase in exports of beef in 2009. We believe that the economic crisis and its potential effect on consumer habits may lead customers to look for cheaper meats, which would likely cause decreases in beef consumption.

	World Beef Panorama
Main Beef Producers	2005	2006	2007	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

United States	11,318	11,980	12,096	12,163	12,105
Brazil	8,592	9,025	9,303	9,024	8,935
China	5,681	5,767	6,134	6,100	6,000
EU-27	8,090	8,150	8,188	8,100	8,200
Argentina	3,200	3,100	3,300	3,150	3,010
India	2,250	2,375	2,413	2,470	2,475
Others	17,548	17,762	17,464	17,531	16,923
Total	56,679	58,159	58,898	58,538	57,648

	World Beef Panorama
Main Beef Exporters	2005	2006	2007	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

Brazil	1,845	2,084	2,189	1,801	1,675
Australia	1,388	1,430	1,400	1,407	1,350
India	617	681	678	625	600
U.S.A	316	519	650	856	826
New Zealand	577	530	496	533	525
Others	2,572	2,273	2,230	2,343	2,254
Total	7,315	7,517	7,643	7,565	7,230

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

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	World Beef Panorama
Main Beef Consumers	2005	2006	2007	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

U.S.A	12,664	12,833	12,829	12,452	12,554
European Union (27 countries)	8,550	8,649	8,691	8,362	8,520
Brazil	6,795	6,969	7,144	7,252	7,290
China	5,614	5,692	6,065	6,062	5,968
Argentina	2,451	2,553	2,771	2,733	2,614
Mexico	2,428	2,519	2,568	2,591	2,538
Others	17,702	18,153	19,240	18,317	17,554
Total	56,204	57,368	58,308	57,769	57,038

(1)          Preliminary data

(2)          Estimated

Source: USDA - Apr/2009

Brazilian Domestic Market

Brazil is the fifth largest country in the world, both in terms of land mass and population. As of April 2009, Brazil had an estimated population of 191.5 million people, according to data from the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.” Brazil had a gross domestic product, or “GDP,” of R$2.9 trillion for 2008, representing an 11.2% increase over GDP of R$2.6 trillion for 2007, in each case in nominal terms. GDP per capita increased 4% in 2008 to R$15,240. The global economic crisis that erupted in 2008 significantly affected the Brazilian economy during the fourth quarter of 2008 and the first quarter of 2009. The Central Bank of Brazil (Banco Central do Brasil), or the “Central Bank,” forecasts that the Brazilian GDP in 2009 will decrease 0.71% compared to 2008. The inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” published by the IBGE, was 4.5% in 2007 and 5.9% in 2008, continuing a trend of moderate inflation rates when compared with Brazil’s historical experience of high rates of inflation.

Brazil is a large consumer of meat, with per capita meat consumption of 87.8 kilograms estimated to 2008, according to the USDA. Poultry and beef are a major food staple and protein source in the Brazilian domestic market. Pork is also an important protein source in the country, although Brazilians consume considerably more beef and poultry than pork.

Demand for poultry, pork and beef products is directly affected by economic conditions in Brazil. The overall trend towards improved economic conditions in recent years has generally supported increased demand for processed food products, as well as traditional fresh and frozen poultry and pork products. However, declines in disposable income between 2001 and 2004 offset, to a degree, other positive economic developments that contributed to demand. More recentelly, in fourth quarter 2008, the economic crises started to affect the consumption in the domestic market. This negative trend started to affect the Brazilian consumer trust in the fourth quarter 2008 and still in 2009.

The Brazilian domestic market is highly competitive, particularly for fresh and frozen poultry and pork products. There are several large producers, mostly notably our company and Sadia, but also Aurora—Cooperativa Central Oeste Caterinense Ltda., or “Aurora”, and Seara Alimentos S.A., or “Seara” (which is now owned by Cargill). The large producers are subject to significant competition from a substantial number of small producers that operate in the informal economy and offer lower quality products at lower prices than do the major producers. For that reason, we and our main competitors have, in recent years, focused on producing and selling processed food products because these products support better margins. In other words, we and our major competitors are generally emphasizing processed food products rather than fresh and frozen poultry and pork products which are more

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

commodity in nature.

Among processed foods products, specialty meats and frozen processed meats have experienced considerable growth in recent years. Based upon information compiled by A.C. Nielsen do Brasil S.A., the specialty meats market in Brazil accounted for net sales of R$14.0 billion in 2008, representing a 11% increase over R$12.6 billion in 2007. Based upon information compiled by A.C. Nielsen do Brasil S.A., the frozen processed meats market represented net sales of approximately R$2.5 billion in Brazil in 2008, a 14% increase over R$2.2 billion in net sales in 2007. The processed foods area is more concentrated in terms of the number of players. We believe that processed food products represent an opportunity for further growth in upcoming years.

In 2008, according to A.C. Nielsen do Brasil, the Brazilian market for dairy processed products corresponds to approximately of R$ 3.7 billion, an increase of 9%, from R$ 3.4 billion in 2007. Brazil is one of the world’s largest consumers of dairy products.  Besides that, we acquired three brands of margarines from Unilever and stablished a joint venture with Becel brand name. The size of the Brazilian margarine market was approximately R$2.3 billion in 2008.

Export Markets

The global trade in poultry, pork and beef products has grown in recent years, according to the USDA, and meat consumption among major countries has also grown. Brazilian exports of chicken grew at an accumulated rate of 11% from January to December, 2008, in terms of volumes, from 3,287 thousand tons to 3,646 thousand tons.

However, Brazilian exports of pork decreased at an accumulated rate of 13% in 2008, from 606 thousand tons to 529 thousand tons. In addition, Brazilian exports of beef decreased at an accumulated rate of 14% in 2008, from 1,615 thousand tons to 1,383 thousand tons.

In milk and dairy products segment, Brazil has been exporting various products, especially powdered milk, since 2001, as an alternative to the domestic market, and the sales volume of powdered milk increased from only 229 tons in 2001 to 88.3 thousand tons in 2008, according to SECEX.

Brazil has become a leading participant in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Global demand for Brazilian poultry, pork and beef products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry, beef and pork products and therefore will not accept Brazilian poultry, beef and pork for import). In addition, outbreaks of animal disease may result in bans on imports (e.g., in Russia, which banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 424  confirmed human cases of avian influenza and  261 deaths, according to the World Health Organization, with an increased number of deaths until 2006, when started to fall. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Our Company and other producers compete with local and other foreign producers for export markets. Traditionally, Brazilian producers focus on the export of entire frozen chicken and frozen poultry, pork and beef cuts. These products, characterized essentially as commodities, continue to be responsible for a large portion of exports registered over the past years. Recently, Brazilian food companies have begun to expand their sales of processed products. Within the next few years, although the Company and our principal competitors should sell larger volumes of frozen whole chicken and frozen poultry, pork and beef cuts, we expect to see a growing focus on sales of greater volumes of processed products.

Overview of the Position of Brazil in the World Market of Milk and Dairy Products

In recent years, the world market for dairy products has experienced significant changes. Even though it is still dominated by milk production, there has been a significant increase in the share of value-added products, such as yogurts, butter, cheese and other milk derivatives.

According to the USDA, the world market for milk and dairy products is expected to increase approximately 13% in the period from 2005 through 2010, as a result of a growing demand for health and welfare products.

Production

Worldwide milk production increased 2.1% in 2008 to 437,101 thousand tons in 2008 from 427,817 thousand tons in 2007. The European Union (27 countries) was the largest world producer of cow milk, with production of 134,000 thousand tons, followed by United States, with production of 86,026 thousand tons and India, with production of 44,100 million tons, while Brazil ranked sixth, with production of 28,890 thousand tons. The chart below shows the main milk producers in thousand tons:

Fluid Milk Production (Thousand Tons)

		2004	2005	2006	2007	2008*	2009**

1°	EU-27	133,969	134,672	132,206	132,604	134,000	134,400
2°	USA	77,534	80,254	82,462	84,188	86,026	86,817
3°	Índia	37,500	37,520	41,000	42,890	44,100	45,140
4°	China	22,606	27,534	31,934	35,252	36,700	38,630
5°	Russia	32,000	32,000	31,100	32,200	32,500	32,830
6°	Brazil	23,317	24,250	25,230	26,750	28,890	30,335
7°	New Zealand	15,000	14,500	15,200	15,640	15,141	16,350
8°	Mexico	9,874	9,855	10,051	10,657	10,814	11,030
9°	Ukraine	13,787	13,423	12,890	11,997	11,070	10,350
10°	Argentina	9,250	9,500	10,200	9,550	10,100	10,400
11°	Australia	10,377	10,429	10,395	9,870	9,500	9,675
12°	Canada	7,905	7,806	8,041	8,212	8,270	8,250
13°	Japan	8,329	8,285	8,137	8,007	7,990	8,010
	Total	401,448	410,028	418,849	427,817	435,101	442,217

Source: USDA Dec/08

*Estimated

**Forecast

According to the USDA, in South America milk production, in 2009, was estimated 40,735 thousand tons. Brazil was the first producer, with a 28,890 thousand tons production, representing more than twice the participation os the second country, Argentina, wich presented a 10,100 thousand tons production in the same year.

Consumption

The world’s largest consumer market is India, with an estimated consumption of 45,035 thousand tons, followed by European Union and the United States, with 33,645, 28,250 thousand tons, respectively, in 2009. Brazil ranks sixth, with 11,230 thousand tons. The chart below shows the main milk consumers in thousand tons:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Fluid Milk Consuption (thousand tons)

		2004	2005	2006	2007	2008*	2009**

1[o]	Índia	35,500	36,600	39,920	42,680	43,885	45,035
2[o]	EU -27	35,190	34,932	34,084	33,334	33,569	33,645
3[o]	USA	27,288	27,416	27,851	28,011	28,140	28,250
4[o]	China	10,315	12,500	13,809	14,820	15,300	15,966
5[o]	Russia	12,900	12,845	12,000	12,000	12,100	12,180
6[o]	Brazil	12,743	13,400	13,755	10,170	10,674	11,230
7[o]	New Zealand	360	360	360	360	345	330
8[o]	Mexico	4,349	4,266	4,305	4,275	4,253	4,275
9[o]	Ukaine	5,112	5,441	6,086	3,641	2,779	2,109
10[o]	Argentina	1,800	1,800	1,900	1,900	1,950	1,970
11[o]	Australia	2,020	2,145	2,127	12,162	2,205	2,220
12[o]	Canada	2,835	2,831	3,058	3,086	3,145	3,135
13[o]	Japan	4,955	4,775	4,648	4,521	4,450	4,400
	Total	155,367	159,311	163,903	160,960	162,795	164,745

Source: USDA Dec/08

*Estimated

**Forecast

Worldwide Imports

The world’s largest importer of milk are Indonesia, with an estimated import of 216 thousand tons in 2009, followed by Mexico and Philiphines, which an estimated import of 165 and 147 thousand tons, respectively. Brazil ranks eighth, with 20 thousand tons.The chart below shows the main powdered milk importers in thousand tons:

Importers - Powder Milk Consuption (thousand tons)

		2004	2005	2006	2007	2008*	2009**

1[o]	Índonesia	146	161	167	174	203	216
2[o]	Mexico	175	197	149	145	163	165
3[o]	Philipines	165	122	135	140	135	147
4[o]	China	152	120	136	99	89	103
5[o]	Russia	90	100	60	75	90	98
6[o]	Japan	37	34	32	36	35	50
7[o]	Taiwan	47	45	50	50	35	42
8[o]	Brazil	25	30	40	23	26	20
9[o]	Australia	14	19	18	15	16	17
10[o]	USA	9	18	15	21	19	15
11[o]	EU-27	34	13	24	12	6	6
12[o]	South Korea	4	6	7	5	4	5
13[o]	Canada	2	4	3	3	4	2
14[o]	New Zealand	3	2	2	2	2	2
15[o]	Argentina	1	3	1	2	1	1
16[o]	India	15	—	—	—	—	—
	Total	919	874	839	802	828	889

Source: USDA Apr/08

*Estimated

**Forecast

Worldwide Exports

New Zealand is the world’s largest exporter of powedered milk with approximately 988 thousand tons estimated for 2008, followed by the European Union and the United States, which in 2008 exported 586 thousand and 360 thousand tons, respectively. Brasil is the sixth with exports estimated in 112 thousand tons in the same year according to USDA. The chart below shows the main powdered milk exporters in thousand tons:

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Importers - Powder Milk Consuption (thousand tons)

		2004	2005	2006	2007	2008*	2009**

1[o]	New Zealand	974	806	877	997	872	988
2[o]	EU-27	791	682	510	567	580	586
3[o]	USA	239	285	299	265	419	360
4[o]	Australia	360	302	342	305	231	236
5[o]	Argentina	195	184	231	128	136	167
6[o]	Brazil	18	29	21	46	76	112
7[o]	Philippines	44	44	48	50	51	53
8[o]	China	27	32	34	76	56	31
9[o]	Ukraine	81	77	82	75	63	49
10[o]	Russia	26	20	20	20	20	20
11[o]	Canada	16	6	13	14	15	13
12[o]	Outros	30	564	480	470	33	48
	Total	2,801	3,031	2,957	3,013	2,552	2,663

Source: USDA Apr/08

*Estimated

**Forecast

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

09.03 — BUSINESS SEASONALITY

In the domestic market, although our net sales are not subject to large seasonal fluctuations, our fourth quarter is generally our strongest quarter due to increased demand for our products during the Christmas season, particularly turkeys, Chester roosters, ham and pork loins. We market certain products specifically for the holiday season, such as gift packages of our products that some employers distribute to their employees.

In 2008, the first quarter accounted for 21.4% of our total sales in the domestic market, the second quarter accounted for 24.8%, the third quarter accounted for 25.9% and the fourth quarter accounted for 27.9%. In 2007, these quarters accounted for 22.4%, 22.2%, 24.4% and 31.0% of our total sales, respectively.

Our export sales as a whole are not materially affected by seasonality, partly because seasonal buying patterns vary according to our export markets. However, net sales in specific export markets sometimes vary with the season. In the Middle East, for example, we experience slower net sales during Ramadan and during the summer months.

In our export markets, in 2008 the first quarter accounted for 21.8% of our export sales, the second quarter accounted for 24.9%, the third quarter accounted for 27.6% and the fourth quarter accounted for 25.7%. In 2007, these periods accounted for 23.5%, 24.0%, 25.7% and 26.8% of our exports, respectively.

We also have seasonality between the soybean and corn crops, raw material used in the production of feed.

In the milk and dairy products market, production varies seasonally between the dry and rainy seasons because most of the milk in Brazil is produced with cows raised in open pastures. In the Southeastern region, the dry season is between June and September and rainy season is between November and February, whereas in the Southern region, our main producing region, the dry season is between March and June. Therefore, although our milk production is higher during the rainy season, our production network allows us to mitigate the seasonality effects.

Gross revenues from dairy products have historically been higher in the second and third quarters of the year.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.01- SERVICES AND PRODUCTS RENDERED

1- ITEM	2- MAIN PRODUCTS AND/OR SERVICES	3- % NET INCOME
01	Processed meats — domestic market	23.80
02	Poultry — exports	26.30
03	Pork/ Beef — exports	7.20
04	Processed meats — exports	9.10
05	Dairy Products — domestic market	20.30
06	Poultry — domestic market	3.60
07	Other Processed — domestic market	3.90
08	Pork/ Beef — domestic market	1.40
09	Others — domestic market	3.30

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

10.02- RAW MATERIALS AND SUPPLIERS

1- ITEM	2- RAW MATERIAL	3- IMPORTS	4- IMPORTS VALUE (THOUSAND REAIS)	5- AVAILABLE IN DOMESTIC MARKET	6- AVAILABLE IN FOREIGN MARKET
7- SUPPLIER’S NAME		8- TYPE OF SUPPLIER		9- % OF SUPPLY OVER TOTAL COMPANY PURCHASES

01	Corn/Soybean	NO	0	YES	YES
PRODUCERS AND COOPERATIVES		Not associated		30.90

02	Milk	NO	0	YES	YES
PRODUCERS AND COOPERATIVES		Not associated		15.60

03	Other	NO	0	YES	YES
OTHERS		Not associated		53,50

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.01 — PRODUCTIVE PROCESS

PRODUCTIVE PROCESS

We are a vertically integrated producer of poultry and pork products. We raise poultry and hogs, produce animal feed, slaughter the animals, process poultry, pork and beef meat to produce processed food products, and distribute unprocessed and processed products throughout Brazil and in our export markets.

The following graphic is a simplified representation of our meats production chain.

Meets Production Chain

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Poultry

At the beginning of the poultry production cycle, we purchase breeder chicks from Cobb of Brazil, an affiliate of Cobb Vantress. We send these chicks to our grandparent stock farms, where their eggs are hatched and our parent breeding stock is produced. In 2008, we maintained an average parent breeding stock of approximately 5.1 million breeders that produce hatchable eggs. We also buy a small percentage of our parent stock from another supplier. The parents produce the hatchable eggs that result in day-old chicks that are ultimately used in our poultry products. We produced 882.6 million day-old chicks, including chickens, Chester roosters, turkeys, partridge and quail in 2008.  We hatch these eggs in our 21 hatcheries.

We send the day-old chicks, which we continue to own, to outgrowers (i.e., outsourced farmers), whose operations are integrated with our production process. The farms operated by these outgrowers vary in size and are near our slaughtering facilities. These integrated outgrowers are responsible for managing and growing the poultry in their farms under the supervision of our veterinarians. The payments to outgrowers are based on performance rates determined by bird mortality and the feed-to-meat ratio and are designed to cover their production costs and provide net profits. We provide technical support to the outgrowers throughout the production process. We have partnership agreements with approximately 6,252 integrated poultry outgrowers. Many of these farmers also produce and sell corn that we use to produce animal feed.

At December 31, 2008, we had a slaughtering capacity of 16.3 million heads of poultry per week, all of which are automated and have an aggregate processing capacity.

Pork

We produce the majority of the pork we use in our products. In addition, we purchase some pork from local producers (11% of our total pork needs in 2008). We purchase the remainder of pork on the spot market (4% of our total pork needs in 2008).

To produce pork, we generally purchase piglets from integrated outgrowers near our production facilities who raise the piglets until they reach a specified weight. The piglet producers either purchase parent breeder hogs from producers such as Agroceres, Dalland, DanBred, Agropecuaria Imbuial and Master Agropecuaria or purchase young piglets from farmers who own breeder hogs. We transfer these piglets to separate integrated outgrowers who raise the hogs until they reach slaughtering weight. We then transport the hogs from these outgrowers to our slaughtering facilities. We have agreements with a total of approximately 2,444 integrated outgrowers, including piglet producers and hog raisers. We monitor the production of the hogs by these outgrowers and provide support from our veterinarians.

The local producers from whom we purchase a portion of our pork needs are also located near our production facilities but are not parties to partnership agreements with us. These producers generally raise the hogs from birth until they reach slaughtering weight, and we provide limited technical support. We purchase the hogs raised by these local producers pursuant to contracts.

We slaughter the hogs raised by our outgrowers or purchased from local producers or on the spot. After they are slaughtered, the hogs are immediately cut in half. The half-carcasses are then partitioned according to their intended use. These parts become the raw material for the production of pork cuts and specialty meats.

At December 31, 2008, we had a pork slaughtering capacity of 86,233 heads per week.

Beef

We do not raise cattle in our facilities. We purchase cattle primarily from local producers in the region of Mirassol D’Oeste in the State of Mato Grosso. Although we purchase the cattle in the spot market to the extent necessary, we expect to be able to purchase the majority of our cattle from local producers. We transport the cattle to our facilities, where we slaughter the cattle, cut and package the beef.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Processed Foods

We sell a variety of processed foods, some of which contain poultry, pork and beef meat that we produce.

We produce lasagnas, pizzas and other frozen prepared entrees, as well as cheese bread, at our plants in Lages in the State of Santa Catarina and in Rio Verde in the State of Goiás, and we produce pies and pastries at our plant in Rio Verde in the State of Goiás. Our Rio Verde plant is adjacent to our Rio Verde poultry and pork slaughtering facilities, and we transport pork from other production facilities to be used as raw materials at our Lages plant. We purchase most of the remaining ingredients for our lasagnas, pizzas, pies and pastries in the domestic market from third parties.

We sell a variety of frozen vegetables, such as broccoli, peas, French fries and cassava fries. These products are produced for us by a third party that delivers them to us packaged, almost all for our Escolha Saudável (“healthy choice”) line of products. We purchase most of these products in the domestic market, but we import French fries from Belgium and peas from Chile, France and Argentina.

We also produce soy-based products, such as soy meal and refined soy flour, at our plant in Videira, located in the State of Santa Catarina. As described above, we also produced soybean oil until July 2005, when we sold our soybean oil plant in Marau in the State of Rio Grande do Sul to Bunge Alimentos because we determined that the production of soybean oil was not a core product of our business. We receive royalties from Bunge Alimentos for the use of the Perdigão brand for soybean oil under a licensing agreement.

In regard to our margarine products, we acquired from Unilever the brands Doriana, Delicata and Claybom, as well as the equipment for the production of these margarines in Valinhos in the State of São Paulo. The production of these three margarine brands and our licensed brand Becel are carried out in Unilever’s plant in Valinhos, State of São Paulo. Perdigão and Unilever established a working model to ensure the continuity of the production process and supply of sales points. With respect to Becel, there were no changes to the advertisements of the brand, its attributes, formula or other characteristics. Unilever will continue investing in brand, one of the most important in its portfolio and already recognized by consumers as a healthy, functional food product.

Dairy Products

The following graphic is a simplified representation of our dairy products chain.

We produce products based or derived from milk in 15 factories in Carambeí, in the state of Paraná, and Concórdia, in the state of Santa Catarina. This milk comes from a network of 19,224 milk producers in 500 locations.

The milk is initially bought from local dairy farmers while supplementary purchases are made on the spot market depending on market price conditions and levels of demand. In the event of there being a lack of fresh milk in the market, we can use powdered milk to supplement our supply needs.

We are the second largest milk capturer in Brazil, by volume, according to research complied by the National Agricultural Foundation, the Brazilian Confederation of Dairy Co-operatives and the Brazilian Agricultural Research Institute.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Feed

We produce most of the feed consumed at the farms operated by our integrated outgrowers of poultry and hogs. We provide feed to most of our integrated poultry and hog outgrowers as part of our partnership arrangements with them. We also sell animal feed to local producers of hogs at market rates. Animal feed sales accounted for R$133.4 million in the year ended December 31, 2008, (1.0% of our net sales) R$99.3 million in 2007 (1.3% of our net sales), R$81.7 million in 2006 (1.6% of our net sales).

We own 13 feed production plants and lease another such plant. The basic raw materials used in animal feed production are corn and soy meal mixed with preservatives and micronutrients.

In 2008, we purchased approximately 36% of our corn from rural producers and small merchants, 27% through cooperatives and 38% from major producers such as Coamo, Bunge, Cargill, ADM and others. The corn is grown primarily in the states of Santa Catarina, Paraná, Rio Grande do Sul and the central-west region of Brazil. We buy soy meal from major producers such as Coamo, Bunge and Cargill, primarily pursuant to long-term contracts.

Other Raw Materials

We purchase other materials required for our products, such as prepared animal intestines (for sausage casings), cardboard boxes and plastic (for packaging), micronutrients for animal feed, spices and veterinary drugs from third parties, both in the domestic and international markets. We must purchase some of these products in U.S. dollars.

AVERAGE USEFUL LIFE OF EQUIPMENT, TECHNOLOGY, INSURANCE AND RISKS

Due to its features, the equipment is subject to preventive maintenance. Such process, implemented through often replacement of the parts and equipment and continuous fixing, assures long useful life of the equipment employed in the slaughter and process. The depreciation is calculated in accordance with lawful procedures, though, as the process is continuous, besides the new investments, it will be difficult to ascertain the percentage already depreciated. All the industrial complex and inventories are insured.

The technology is both national and imported and already mostly defined. The activities, except in case of large damage, do not risk stoppages. On the other hand, the company has strict safety rules. The preventive maintenance is usually conducted on Sundays, holidays and breaks between turns.

The Company’s investment program in equipment of state of the art technology allows increased productivity and production.

PROPERTY, PLANT AND EQUIPMENT

Production

We have a number of production facilities throughout Brazil. We currently operate 25 meat processing plants, one margarine plant, 23 hatcheries, 13 animal feed mills, 15 dairy/dessert processing plants, 13 milk collection points and a soybean processing plant.

We have organized our production facilities in five regional production units: Videira and Herval d’Oeste, located in the State of Santa Catarina; Marau, located in the State of Rio Grande do Sul; Carambeí, located in the State of Paraná; and Rio Verde, located in the State of Goiás. The Videira region includes the Videira, Salto Veloso and Lages facilities; the Herval d’Oeste region includes the Herval d’Oeste and Capinzal facilities; and the Marau region includes the Marau and Serafina Correa facilities. We also purchased a poultry plant in Nova Mutum, located in the State of Mato Grosso. These locations include poultry farms for breeding stock, hatcheries, slaughterhouses and processing plants, as well as feed-related facilities, which include grain storage facilities, feed mills and crushing and oil facilities in some units.

We also operate 27 grain purchasing branches (eight of which we own), through which we purchase corn needed for our animal feed production.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The table below sets forth our owned production facilities.

Bom Conselho**	PE	1	Industrialized Factory
Bom Retiro do Sul	RS	1	Meat Processing
Capinzal	SC	1	Poultry slaughtering and poultry processing
Carambeí	PR	1	Pork and poultry slaughtering (including turkey); chicken, turkey and pork processing
Caxias do Sul*	RS	1	Pork slaughtering
Dourados	MS	1	Poultry slaughtering
Herval D’Oeste	SC	1	Pork slaughtering and pork processing
Jataí	GO	1	Poultry slaughtering and poultry processing
Jaragua do Sul*	SC	1	Pork slaughtering
Lages	SC	1	Pasta, pizza and cheese bread processing; beef processing
Lajeado	RS	1	Pork and poultry slaughtering and pork processing
Marau	RS	3	Pork and poultry slaughtering and processing
Mato Castelhano*	RS	1	Pork slaughtering
Mineiros	GO	1	Special poultry (turkey) slaughtering and processing
Mirassol D’Oeste	MT	1	Beef Factory
Nova Mutum	MT	1	Poultry slaughtering and processing
Porto Alegre	RS	1	Poultry slaughtering
Rio Verde	GO	1	Pork and poultry slaughtering; poultry, pork, pies and pasta processing
Salto Veloso	SC	1	Poultry, pork and beef processing
São Gonçalo dos Campos	BA	1	Poultry slaughtering and processing
Serafina Corrêa	RS	1	Poultry slaughtering
Videira*	SC	1	Pork and poultry slaughtering and processing
Videira	SC	1	Pork and poultry slaughtering

Dairy products
Amparo*	SP	1	Dairy Products
Barra Mansa*	RJ	1	Dairy Products
Bom Conselho**	PE	1	Dairy Products
Carambeí	PR	1	Dairy Products
Conceição do Pará*	MG	1	Dairy Products
Concórdia	SC	1	Dairy Products
Ijuí	RS	1	Dairy Products
Itatiba*	SP	1	Dairy Products
Itumbiara	GO	1	Dairy Products
Ravena	MG	1	Dairy Products
Santa Rosa	RS	1	Dairy Products
São Lourenço	RS	1	Dairy Products
São Paulo*	SP	1	Dairy Products
Teutônia	RS	1	Dairy Products
Três de Maio**	RS	1	Dairy Products
Soybean and Margarine
Valinhos	SP	1	Margarine processing
Videira	SC	1	Soybean crushing

* Third party process

** Under construction

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Part of our real estate assets is earmarked as collateral in favor of our creditors, involving financial contracts, agreements to pay taxes in installments, legal actions of a civil and labor-related nature and court claims for taxes.

On March 21 2009, a fire of medium proportions broke out at the Rio Verde, state of Goiás industrial installations, the Distribution Center adjacent to the complex being the most affected. Our Company reinforced its just in time system, immediately transferring finished products to the ports, customers and third party warehouses, thus offsetting the loss of inventory storage capacity.

Supplies to domestic and export customers from this plant were not affected since the production from other units was adjusted to meet demand.

The Rio Verde Agroindustrial Complex is covered by insurance policies including those relating to loss of profits. The Company is currently awaiting reimbursement from the insurance companies for the damage incurred.

INSURANCE COVERAGE

We contract insurance to cover the following risks: (1) fire, windstorm, lightning, explosions and other risks to our property, plant and equipment and inventories, with maximum coverage per occurrence of R$80 million, subject to sub-limits, (2) damages for loss of profits, with maximum coverage per occurrence of R$73 million, in case of fire, lightning or explosions, and R$7.3 million, in case of floods, (3) domestic transportation risks, with maximum coverage per occurrence from R$120 thousand to R$2 million, for which the amounts are calculated based on the registered cargo, (4) international transportation risks, with maximum coverage per occurrence of U.S.$5 million, depending on the shipping terms, and (5) other coverage, including general civil liability, directors’ and officers’ liability and vehicle insurance. The total coverage of our property, plant and equipment and inventories described in items (1) and (2) above was R$5.1 billion at December 31, 2008, compared to R$2.1 billion at December 31, 2007 and R$1.7 billion at December 31, 2006.

On 21 On March 21 2009, a fire of medium proportions broke out at the Rio Verde-GO industrial installations, the Distribution Center adjacent to the complex being the most affected. As of March 31 2009, on the basis of the best available information,  the Company estimated a net loss of R$4.0 million.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.02 TRADE PROCESS, DISTRIBUTION, MARKETS AND EXPORTS

SALES AND DISTRIBUTION OF PRODUCTS

Sales

We sell our products both in the domestic Brazilian market and export markets around the world. Net sales to the Brazilian market, including most of our processed foods, accounted for 56.4% of our net sales in 2008, 57.2% in the first quarter 2009. Net sales to export markets, including most of our frozen whole and cut chickens and other poultry and frozen pork cuts and, more recently, beef cuts, accounted for 43.6%, and 42.8% of our net sales in 2008, and first quarter 2009, respectively.

The table below demonstrates the breakdown of our net Sales for the periods indicated:

Breakdown of Net Sales	2008	2007	2006	1Q09	1Q08
Domestic Market	56.4%	52.5%	56.4%	57.2%	56.0%
Poultry	3.6%	2.7%	3.7%	3.9%	4.0%
Pork/Beef	1.4%	0.8%	1.1%	1.3%	1.3%
Processed Foods	35.1%	43.0%	39.0%	35.1%	35.5%
Other	3.3%	3.2%	3.7%	4.2%	3.4%
Dairy Products	13.0%	2.8%	6.1%	12.7%	11.8%
Export	46.4%	47.5%	46.4%	42.8%	44.0%
Poultry	26.3%	28.0%	25.4%	27.2%	26.7%
Pork/Beef	7.2%	8.0%	10.9%	6.8%	6.2%
Processed Foods	9.0%	11.5%	10.1%	8.6%	10.2%
Dairy Products	0.9%	—	—	0.2%	0.9%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

Domestic Market

The Company has focused on its logistical operations and seeks to improve efficiency and reduce distribution costs by building distribution centers to reach long distances through the Company’s cross-dockings. The Company covers approximately 98% of the Brazilian population through a nationwide distribution network, which the Company distributes its products.

We cover substantially all of the Brazilian population through a nationwide distribution network. In the domestic market, we sell our products directly to over 100,000 supermarkets, wholesalers, retail stores, and food service and other institutional buyers. The table below sets forth our domestic net sales to supermarkets, retail stores, wholesalers and institutional buyers as a percentage of total domestic net sales for the periods indicated.

	2008	2007	2006	1Q09	1Q08
	(percentage of domestic net sales)
Supermarkets	63.2	63.9	63.5	61.0	65.3
Wholesalers	20.1	19.1	18.4	22.0	19.2
Food service and other institutional buyers	7.4	7.7	7.9	6.1	6.8
Retail stores	9.3	9.3	10.2	10.9	8.7
Total	100%	100%	100%	100%	100%

In 2008, our five largest customers accounted for 15.0% in the first quarter 2009, 16.4% of our domestic net sales, compared to 14.5% in 2007 and 14.6% in 2006. None of our customers accounted for more than 4.4% of our total net sales in the first quarte 2009. One of our strategies is to continue to expand our food service client base, which already includes Burger King and the Brazilian fast food chains Giraffas and Habib’s, while continuing to provide quality products and services to supermarket and other customers. Other institutional buyers include hotels, hospitals and businesses.

Our domestic distribution network uses 28 distribution centers in 13 Brazilian states and the Federal District. Refrigerated

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1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

trucks transport our products from our processing plants to the distribution centers and from the centers to our customers. We have 38 cross-docking points in several areas of the country that enable us to unload products from large refrigerated trucks onto smaller trucks or vans for transportation to our customers. We own 20 of our distribution centers and lease the remaining eight centers. We do not own the vehicles used to transport our products, and we contract with several carriers to provide this service for us on an exclusive basis.

In some areas of the country, we act through nine exclusive third-party distributors, which operate in Apucarana, Cascavel and Foz do Iguaçu in the State of Paraná; Cuiabá in the State of Mato Grosso; Campos dos Goytacazes, Três Rios and Nova Friburgo in the State of Rio de Janeiro; Vilhena in the State of Rondônia; Rio Branco in the State of Acre;

Export Markets

Our sales and distribution efforts abroad are coordinated through sales offices in England, France, Japan, The Netherlands, Russia, Singapore and the United Arab Emirates. We coordinate our marketing efforts in our principal export markets through these offices, and we provide sales support to customers. Our distribution arrangements in our export markets vary according to the market.

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries. We intend to expand our distribution network, like the Plusfood acquisition, to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe where doing so would allow us to distribute those products more effectively.

Far East. In Japan, our biggest market in the Far East, we sell primarily to trading companies, who resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet.

Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, who resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in over many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships.

Africa, the Americas and Other Countries. We sell modest amounts of our products to several countries in Africa, South America and other regions, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. We are currently developing relationships with distributors in South America in order to expand our exports in this region. Our sales to many of these countries are subject to significant fluctuations in demand.

We export our products to Europe, the Far East, Eurasia, the Middle East, Africa, the Americas and other regions. The table below sets forth a breakdown of our export net sales and sales volumes by region as percentages of total export net sales and total export sales volumes for the periods indicated.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	1Q09		1Q08
	Export Net Sales	Total Tons	Export Net Sales	Total Tons
	%
Europe	22.1%	15.2%	25.5%	16.9%
Far East	22.0%	20.8%	21.8%	23.2%
Eurasia	10.9%	10.0%	12.4%	10.5%
Middle East	30.4%	36.7%	28.1%	32.4%
África, the Ameicas and Other	14.6%	17.3%	12.2%	17.0%
Total	100.0%	100.0%	100.0%	100.0%

	2008		2007		2006
	Export Net Sales	Total Tons	Export Net Sales	Total Tons	Export Net Sales	Total Tons
	(%)	(%)	(%)	(%)	(%)	(%)
Europe:
Germany	5.4	5.1	7.2	5.6	5.9	5.1
England	6.0	3.8	6.5	4.0	7.7	4.3
Netherlands	2.2	1.4	2.1	1.2	2.2	2.8
Others	8.6	6.3	13.9	10.5	12.2	9.1
Total	22.2	16.6	29.7	21.3	27.6	21.3

Far East:
Japan	12.1	9.3	11.4	10.8	12.7	11.2
Hong Kong	6.9	9.2	7.9	9.3	6.6	8.7
Singapore	2.3	2.3	3.1	3.2	3.7	3.7
Others	1.6	1.8	2.5	2.8	2.3	2.1
Total	22.9	22.6	24.9	26.1	25.6	25.7

Eurasia:
Russia	12.4	9.9	11.7	10.7	10.9	9.2
Others	2.2	2.2	4.0	4.8	6.7	6.6
Total	14.6	12.1	15.7	15.5	17.9	15.8

Middle East:
Saudi Arabia	13.4	14.5	13.5	15.5	14.0	17.2
United Arab Emirates	3.5	4.2	2.3	2.8	2.0	2.6
Kuwait	2.5	3.3	2.3	2.9	1.4	1.9
Others	6.2	7.7	4.5	5.5	3.5	4.4
Total	25.6	29.7	22.6	26.7	21.1	26.1

Africa, the Americas and Other	14.7	19.0	7.1	10.4	7.8	11.1

Total	100%	100%	100%	100%	100%	100%

Shipment of Products

We export our products primarily through the port of Itajaí in the State of Santa Catarina and, to a lesser degree, through the ports of São Francisco do Sul in the State of Santa Catarina and Paranaguá in the State of Paraná. We store our products in refrigerated warehouses near the ports that we lease under long-term leases. We contract with exclusive third-party carriers to transport our products from our production facilities to the ports, and we ship our products to the export markets through independent shipping companies.

The Itajaí port is owned and administered by the municipal government of Itajaí, while the port of São Francisco do Sul is owned and administered by the Brazilian federal government and the port of Paranaguá is owned and administered by the State of Paraná. However, shipments through the ports of Itajaí and Paranaguá are made through private terminals at these ports that are operated as concessions. The dock workers and other port employees at all these facilities are generally members of labor unions. In addition, each shipment of our products requires clearance by customs agents, sanitary inspectors and other agents of the Brazilian federal government, who are also generally members of labor unions. From time to time, we have been affected by strikes of these port employees and government agents. Strikes by Brazilian

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01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

federal government agents generally affect all Brazilian ports, whereas strikes by port employees sometimes affect only one port, but also have tended to last longer than strikes by government agents. In 2005, in the third quarter of 2007 and in March to April 2008, for example, sanitary inspectors struck for approximately one month. Although these strikes did not have a material adverse effect on our results of operations, a widespread or lengthy strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco.

DISTRIBUTION

We operate 28 distribution centers throughout Brazil, as set forth in the table below.

Distribution Centers	Owned or Leased

Belém, Pará	Leased
Belo Horizonte, Minas Gerais	Owned
Baurú, São Paulo	Owned
Brasília - Distrito Federal	Owned
Campinas, São Paulo	Owned
Embú, São Paulo	Owned
Fortaleza, Ceará	Owned
Itajaí , Santa Catarina	Leased
Manaus, Amazonas	Leased
Marau , Rio Grande do Sul	Owned
Recife - Pernambuco	Leased
Rio de Janeiro , Rio de Janeiro	Owned
Rio Verde*, Goiás	Owned
São José dos Pinhais, Paraná	Leased
Santos, São Paulo	Owned
Salvador , Bahia	Owned
Videira*, Santa Catarina	Owned
Vitória, Espírito Santo	Owned
Bom Conselho , Pernambuco	Owned
Carambeí, Paraná	Owned
Concórdia , Santa Catarina	Owned
Esteio, Rio Grande do Sul	Leased
Teutônia, Rio Grande do Sul	Owned
São Gonçalo dos Campos , Bahia	Leased
Rio de Janeiro, Rio de Janeiro	Leased
Ijuí, Rio Grande do Sul	Owned
Lajeado, Rio Grande do Sul	Owned
Ravena - Minas Gerais	Owned

We also own administrative offices in São Paulo in the State of São Paulo and in Videira in the State of Santa Catarina, and we lease an administrative office in Itajaí, Santa Catarina. We lease ten sales offices abroad.

MARKETING

Our marketing efforts are based on: (1) diversifying our product lines, including focusing on value-added processed foods that tend to be less price-sensitive than our poultry and pork cuts and can be targeted to specific markets, (2) using a coherent brand strategy so that our brands are recognized and associated with premium products and (3) reinforcing our reputation for quality by emphasizing superior service to our customers. We intend to further consolidate our brands, while continuing to tailor our appeal to specific export markets and domestic market segments.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In the domestic market, we market our products primarily under the Perdigão brand, which we believe is associated with quality and innovative products. We also use a secondary brand, Batavo, which is especially recognized in the State of Paraná. Although we previously used the Batavo brand under license, we acquired a controlling interest in the brand through the Batávia acquisition. We also have well known brands for specific products, such as our Chester roosters, one of the most popular brands for premium poultry products in Brazil.  In addition, we offer a popular Turma da Mônica line of processed foods for children. We have a licensing agreement to use the name and image of Mônica, a well known cartoon character in Brazil, and we use this brand for a wide variety of products, most recently for our Turma da Mônica brand margarine for kids.  Batávia also uses the Parmalat brand for processed refrigerated dairy products, such as yogurt. Upon the acquisition of Batávia, we entered into a license agreement with Parmalat S.p.A. to use the Parmalat brand for processed dairy products and other products for a period of three years until the end of 2009, renewable for subsequent one-year periods, if there is no communication otherwise.

In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, and also established a joint venture with Unilever for us of the margarine brand Becel.

In our export markets, our premium brand is the Perdix brand, but we use other brands in specific markets for historical reasons, such as the Fazenda brand in Russia. In each case, we pair the two-partridge image with the applicable brand name for that market to maintain a coherent international brand. In addition, we have secondary brands in some of our export markets. Our Borella brand, for example, is well-known in Saudi Arabia, and we use the Halal brand in some Middle Eastern markets to indicate that we slaughter poultry for those products in accordance with Islamic guidelines. We also use the Confidence brand for selected lower-priced products, such as bologna and frankfurters, in a small number of export markets. We work with a single marketing agency internationally to help us market consistently around the world.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

11.03-POSITION IN COMPETITIVE PROCESS

COMPETITIVE STRENGTHS

We believe our major competitive strengths are as follows:

Leading Brazilian Food Company with Strong Brands and Global Market Presence. We are one of Brazil’s largest food industry companies, with a size and scale that enable us to compete in Brazil and globally. We believe that our leading position allows us to take advantage of market opportunities, by enabling us to expand our business and increase our share of international markets. In 2008 and in the first quarter 2009 we slaughtered 863.2 million chickens and other poultry and 4.7 million hogs/cattle, respectively. We sold nearly 3.2 million tons of poultry, pork, beef, milk and processed food products, including dairy products, in the same periods. Our own and licensed brands are highly recognized in Brazil, and the brands that we use in our export markets are well-established in those markets

Extensive Distribution Network in Brazil and in Export Markets.  We believe we are one of the only companies with an established distribution network capable of distributing frozen and refrigerated products in virtually any area of Brazil. In addition, we export products to over 110 countries, and we have begun to develop our own distribution capability in Europe, where we sell directly to food processing and food service companies and to local distributors. Our established distribution capabilities and logistics expertise enable us to expand both our domestic and foreign business resulting in increased sales volumes and broader product lines.

Low-Cost Producer in Increasingly Global Market. We believe that we have a competitive advantage over producers in some of our export markets due to generally lower feed and labor costs and gains in efficiencies in animal production in Brazil. We have also achieved a scale and quality of production that enables us to compete effectively with major producers in Brazil and other countries.

Diversified and Strategic Geographical Location. In the meat segment, our slaughterhouses are strategically located in different regions of Brazil (South and Mid-West), which enables us to mitigate the risks arising from export restrictions that may occur in certain regions of the country due to sanitary concerns. Furthermore, the geographical diversity of our plants enables us to reduce transportation costs due to the proximity to the grain-producing regions. Adicionalmente, a diversidade geográfica de nossas plantas presentes em 11 Estados do Brasil nos proporciona custos mais baixos no transporte em função da proximidade com regiões produtoras de grãos, além de permitir o direcionamento para os principais portos de exportação do País. Nossas operações de lácteos estão localizadas nas principais bacias leiteiras do Brasil, em diferentes regiões permitindo atingir de forma abrangente o mercado consumidor.

Emphasis on Product Quality and Safety and on a Diversified Product Portfolio. We focus on quality and food safety in all our operations in order to meet customers’ specifications, prevent contamination and minimize the risk of outbreaks of animal diseases. We employ traceability systems that allow us to quickly identify and isolate any farm on which a quality or health concern may arise. We also monitor the health and treatment of the poultry and hogs that we raise at all stages of their lives and throughout the production process. We were the first Brazilian company approved by the European Food Safety Inspection System as qualified to sell processed poultry products to European consumers. We have a diversified product range, which gives us the flexibility to channel our production according to market demand and the seasonality of our products.

Experienced Management Team. Our senior management is highly experienced and has transformed our company during the last decade into a global business. Most members of our senior management have worked with us for over 10 years, and the senior management who join us during this period has a large experience. Our management seeks to emphasize best practices in our operations as well as corporate governance, as demonstrated by the listing of our common shares on the Novo Mercado of the São Paulo Stock Exchange, which requires adherence to the highest corporate governance standards of that Exchange.

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1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

BUSINESS STRATEGY

Our overall strategy is to use our competitive advantages to pursue opportunities for long-term growth, diversifying our sales and reducing our costs with the aim of lower volatility in our results, as a food company with one of the most diversified chilled and frozen food product portfolios, including processed and specialty meats and beef, dairy products, margarine, pastas and pizzas among others.

We will continue to seek balanced growth and consolidation among the segments in which we operate (poultry, pork, beef, dairy products and processed food products) and with regard to the domestic and external market, while seeking growth opportunities through food processing activities overseas.

The main points of our strategy, applicable to both the poultry, pork and beef segments and to the milk, dairy product, margarine and processed food products are:

Grow Our Core Businesses. We intend to further develop our core businesses of producing and selling poultry, pork, beef, milk, dairy and processed food products by, among other methods, investing in additional production capacity to gain scale and efficiency. For example, we are expanding our Rio Verde Agroindustrial Complex in the mid-western State of Goiás, and we have built a new agroindustrial complex for the processing of turkey, also in Goiás. We have also enlarged our Nova Mutum poultry plant in the State of Mato Grosso to meet long-term demand for chicken meat exports. In 2008, we announced the construction of a specialty meats plant in Bom Conselho, in the State of Pernambuco. We shall continue our expansion and sustained organic growth with the conclusion of the Association with Sadia.

Diversify Our Product Lines, Focusing on Value-Added Processed Food Products. We intend to continue diversifying our product lines, focusing on processed food products whose prices tend to fluctuate less than our unprocessed poultry and pork cuts and that can be targeted to specific markets. Recent acquisitions include Batávia (milk and dairy products), a beef slaughterhouse, Sino dos Alpes (a specialty meats producer), Paraíso Agroindustrial (which owns a poultry slaughterhouse and animal feed mill) and the Doriana, Delicata and Claybom margarine brands, from Unilever, as well as the assets used in manufacturing them, among others. In 2008 we announced the construction of a dairy and processed products plant in Bom Conselho, in the State of Pernambuco, and the purchase of control of Eleva, in order to include products like powdered milk and cheese in our portfolio and increase our market share in milk and dairy products. In addition, we acquired Cotochés in the State of Minas Gerais. Should the Association be approved by the anti-trust authorities, we shall see a still greater diversification in our portfolio with the inclusion of Sadia’s products. We may pursue other selective acquisitions and/or build new industrial plants to support these strategic goals.

Expand Our Domestic and International Customer Base. We seek to continue to strengthen our domestic and international customer base through superior service and quality as well as increased product offerings. We believe there are considerable opportunities to increase penetration of export markets, particularly as we broaden our product lines to include beef products, milk and dairy products and additional processed food products. We are also positioning our company to enter new export markets when existing trade barriers are relaxed or eliminated. Our objective is to pursue balanced growth of our domestic and export businesses. Domestic market sales represented 56% of our net sales while export market sales represented 44% in 2008. Due to the consolidation of dairy business, the domestic market has demonstrated a higher relative share in our total net sales.

Strengthen Our Global Distribution Network. We are developing our distribution capabilities outside Brazil to enable us to improve our services to existing customers and to expand our foreign customer base. We are focusing on expanding our distribution network in Europe and in the Middle East, so as to broaden our coverage and to support more targeted marketing efforts in these key regions. We are also considering processing some products abroad, to allow us to deliver those products directly to customers in those markets. We may consider selective acquisitions as one way to achieve this goal. In early December 2007, we entered into a purchase agreement with the Dutch holding company Cebeco Groep B.V. for the acquisition of Plusfood Groep B.V. Plusfood has three industrial plants in Europe for the manufacture of poultry- and beef-based processed food products, with an installed capacity for manufacturing approximately 20,000 tons per year of finished products.

Continue to Seek Leadership in Low Costs. We are continuing to improve our cost structure in order to remain a low-cost producer and enhance the efficiency of our operations. We seek to achieve greater economies of scale by increasing our production capacity, and we are concentrating our expansion efforts primarily in the mid-western region of Brazil because the availability of raw materials, land, labor, favorable weather and other features allows us to minimize our production costs. We are also continuing to implement new technologies to streamline our production and distribution functions.

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1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Synergies. We understand that the acquisitions of the paast tw years, especially the incorporation of Eleva has created important synergies.  With the business combination with Sadia, we can expand our businesses in both in the Brazilian and international markets.  We believe that we will achieve commercial, operational, financial and production synergies in both the medium and long terms.

On May 19, 2009, we signed an agreement with Sadia that contemplates a business combination of the two companies. We believe the merger aligns with our strategies set forth above in both the domestic and export markets. Our proposed business combination with Sadia brings us a diverse array of processed food, meat and dairy products and customer relationships in both our domestic and export markets that can be integrated with ours. Sadia has distribution networks in Europe, the Middle East and elsewhere around the world, which is consistent with our strategy of focusing on expanding our distribution network in these markets

COMPETITION

Domestic Market

We face significant competition in the domestic market, particularly due to the recent growth in poultry and pork production capacity in Brazil. Our principal domestic competitor are Sadia, Aurora and Seara.

In the specialty meats market, we had a 25.7% market share by sales volume in 2008, while Sadia, Aurora and Seara had market shares of 27.2%, 8.3% and 4.2%, respectively, according to A.C. Nielsen do Brasil S.A. The specialty meats market accounted for estimated revenues of approximately R$14.0 billion in Brazil in 2008, compared to R$12.6 billion in 2007, an increase of 11%. Since 1995, this market has had annual average growth of 9.9% in terms of sales volumes. The four largest players accounted for 65.4% of the market in 2008, while the remainder of the market represents several small players. This market has undergone recent consolidation due to the competitiveness of the largest players.

The following graph shows the market share (in percentages) of our company and our major competitors, by sales volumes, in specialty meats for the periods indicated.

In Volumes

Source: Nielsen

YTD.: Jan 08 - Dec 08

In the frozen processed meats market (which includes hamburgers, steaks and breaded meat products, kibes and meatballs), we had a 35.5% market share by sales volume in December 2007 through November 2008, while Sadia and Seara held market shares of 34.1% and 6.8%, respectively, according to A.C. Nielsen do Brasil S.A. Marfrig is the fourth largest player in the market with a market share of 3.1% during that period. Since 1995, the market has had an average annual growth of 15.9% in terms of sales volumes. The frozen processed meat market accounted for estimated revenues of approximately R$2.5 billion in Brazil in 2008, compared to R$2.2 billion in 2007, an increase of 14%.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The graph below shows the market share of our company and our major competitors, in volumes, in frozen processed meats for the periods indicated.

In volumes

Source: AC Nielsen

YTD: Dec 07 – Nov 08

In the frozen pasta market (which includes lasagnas and other products), we had a 37.4% market share by sales volume in December 2007 through November 2008, while Sadia had a market share of 50.6%, according to A.C. Nielsen do Brasil. The frozen pasta market accounted for estimated revenues of approximately R$425 million in 2008, compared to R$397 million in 2007, an increase of 7%. The market in the frozen pasta market grew at an annual average rate of 23.9% from 1998, when we entered the market, to 2008, in terms of sales volumes.

In the frozen pizza market, we had a 34.5% market share by sales volume in January through December 2008, while Sadia had a market share of 33.8% according to A.C. Nielsen do Brasil S.A. The frozen pizza market accounted for estimated revenues of R$387 million in 2008, compared to R$381 million in 2007, an increase of 2%. The market in the frozen pizza market grew at an annual average rate of 12.7% from 2000 to 2008 in terms of sales volumes.

In the dairy products market, we had a 14.0% market share by sales volume in December 2007 through November, 2008, while Danone, Nestlé and Paulista had market shares of 17.0%, 16.5% and 6.5%, respectively, according to A.C. Nielsen do Brasil S.A. The dairy products market accounted for estimated revenues of approximately R$3.7 billion in Brazil in 2008, compared to R$3.4 billion in 2007, an increase of 9%. Since 2003, this market has had annual average growth of 6.4% in terms of sales volumes.

The following graph shows the market share (in percentages) of our company and our major competitors, by sales volumes, in dairy products for the periods indicated.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

* inclui consolidado de Batavo e Elegê desde 2006

In volumes

Source: AC Nielsen

YTD: Dec 07 - Nov 08

In the margarines market, we had a 18.0% market share by sales volume in December 2007 through November, 2008, while Qualy and Delícia had market shares of 34.5% and 12.7%, respectively, according to A.C. Nielsen do Brasil S.A. The margarines market accounted for estimated revenues of approximately R$2.3 billion in Brazil in 2008.

In the Brazilian market for whole poultry and poultry and pork cuts, we face competition from small producers, some of which operate in the informal economy and offer lower quality products at lower prices. This competition from small producers is a significant reason that we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market.

In the domestic market, we compete primarily based on brand recognition, distribution capabilities, selling prices, quality and service to our customers.

Export Markets

We face significant competition in our export markets, both from other Brazilian producers and from producers in other countries. For example, Sadia and Seara compete with us internationally and have many of the same competitive advantages that we have over producers from some other countries, including lower labor and feed costs. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Customers sometimes seek to diversify their sources of supply by purchasing products from producers in other countries, even when we may be a lower cost producer.

Protectionist measures among Brazil’s trade partners are also an important competitive factor. Brazilian poultry and pork exports are increasingly affected by measures taken by other countries to protect local producers.

The table below sets forth the main Brazilian exporters’ percentage of poultry and pork markets in 2008, in total sales volumes (in volume).

Company	Percentage of Brazilian Exports – Poultry
Sadia	23.31%
Perdigão	21.93%
Seara	11.86%
Frangosul	10.01%
Marfrig	4.72%

Source: Abef — Associação Brasileira de Produtores e Exportadores de Frango (Brazilian Poultry Producers and Exporters Association)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Company	Percentage of Brazilian Exports – Pork
Perdigão	21.64%
Sadia	17.41%
Alibem	14.20%
Seara	11.15%
Plamplona	8.41%
Aurora	6.84%

Source: Abipecs — Associação Brasileira da Indústria Produtora e Exportadora de Carne Suína (Brazilian Pork Producers and Exporters Association)

In our export markets, we compete primarily based on quality, costs, selling prices and service to our customers.

12.01 — MAIN PATENTS, TRADEMARKS AND FRANCHISE

INTELLECTUAL PROPERTY

Our principal intellectual property consists of our domestic and international brands. We sell our products mainly under the Perdigão and Batavo brands in the domestic market and under the Perdix, Fazenda, Borella, Confidence and other brands in our export markets. We also use several brands for specific products or product lines. In the domestic market, these brands include Chester, Turma da Mônica (license trademark, with contract until 2013), Confiança, Escolha Saudável, Toque de Sabor (for Lasagnas), Doriana, Claybon, Pense Light, Bio Fribas, Naturis, Ouro and Nabrasa

In February 2008, we acquired Eleva Alimentos S.A., assuming all its rights and obligations, including the trade mark Elegê.  In April 2008, we also acquired Maroca e Russo Indústria e Comércio Ltda. (Cotochés) and assumed all its rights and obligations, including the regional brand Cotochés.

In 2007, we acquired from Unilever the margarine brands Doriana, Delicata and Claybom, as well as the equipment to produce such margarines. We also entered into an strategic agreement with Unilever for the management of the margarine brands Becel and Becel ProActiv in Brazil.

. In export markets, we use the following brands: Halal (in the Middle East other than Saudi Arabia), Unef (in Saudi Arabia), Sulina (in Hong Kong and Singapore) and Alnoor (in several Middle Eastern countries).

Finally, we are owners of several domain names in Brazil, registered with the competent authority, such as “perdigao.com.br,” “chester.com.br,” “escolhasaudavel.com.br,” “toquedesabor.com.br”, “batavo.com.br”, “doriana.com.br”, “claybom.com.br”, “perdix-international.com.br” and “delicata.com.br”. We have also domain manes registered in foreing contries as such as “perdigao.cl” and “chester.cl” in Chile, “pedigao.eu” and “perdixinternational.eu” in European Union, “perdigao.cn in China and “fazenda.ru in Russia.

TRADEMARK	PROCESS	STATUS	Data de Validade
ALNOOR (BRAZIL)	825619548	REGISTER	6/5/2017
ALNOOR (BAHRAIN)	TM 33619	REGISTER	7/21/2013
ALNOOR (QATAR)	29838	REGISTER	—
ALNOOR (UNITED ARAB EMIRATES)	55239	REGISTER	8/30/2013
ALNOOR (JORDAN)	71641	REGISTER	7/24/2013
ALNOOR (KUWAIT)	38615	REGISTER	10/13/2013
ALNOOR (LEBANON)	94625	REGISTER	7/19/2018
ALNOOR (BRAZIL)	825619548	REGISTER	6/5/2017

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

ALNOOR (BAHRAIN)	TM 33619	REGISTER	7/21/2013
ALNOOR (OMAN)	30653	REGISTER	—
BEL AMI	814502083	REGISTER	9/4/2010
BEL AMI	814502091	REGISTER	9/4/2010
BEL AMI	814502113	REGISTER	9/4/2010
BEL AMI	816588139	REGISTER	11/9/2013
BEL AMI	816588155	REGISTER	10/12/2013
BEL AMI	822136783	REGISTER	4/25/2016
BEL AMI	822136791	REGISTER	4/25/2016
BEL AMI	822112337	REGISTER	12/27/2015
BEL AMI	823275450	REGISTER	2/13/2017
BEL AMI	823275515	REGISTER	2/13/2017
BORELLA	2067099	REGISTER	7/30/2017
BORELLA	824659732	REGISTER	7/24/2017
BORELLA	824659740	REGISTER	7/24/2017
BORELLA	2676419	REGISTER	7/31/2012
BORELLA	811601633	REGISTER	3/1/2010
BORELLA	811601641	REGISTER	3/1/2010
BORELLA	824661516	REGISTER	4/24/2017
BORELLA	824663004	REGISTER	4/24/2017
BORELLA	812472381	REGISTER	6/25/2011
BORELLA (SAUDI ARABIA)	571/38	REGISTER	8/25/2008
BORELLA (BAHRAIN)	29858	REGISTER	6/27/2011
BORELLA (QATAR)	25383	REGISTER	5/7/2011
BORELLA (EU)	5782198	REGISTER	—
BORELLA (CHINA)	1333941	REGISTER	11/13/2009
BORELLA (CHINA)	5399883	REGISTER	—
BORELLA (CHINA)	5399881	REGISTER	—
BORELLA (CHINA)	5399882	REGISTER	—
BORELLA (UNITED ARAB EMIRATES)	19206	REGISTER	7/9/2016
BORELLA (YEMEN)	14735	REGISTER	4/22/2011
BORELLA (IRAN)	95822	REGISTER	7/24/2011
BORELLA (JORDAN)	62507	REGISTER	4/29/2011
BORELLA (KUWAIT)	45531	REGISTER	7/22/2011
BORELLA (LEBANON)	87329	REGISTER	5/18/2016
BORELLA (OMAN)	25394	REGISTER	4/24/2011
BORELLA (REINO UNIDO)	2173368	REGISTER	7/29/2008
BORELLA (RUSSIA)	272354	REGISTER	7/26/2014
BORELLA (SINGAPORE)	T06/04118H	REGISTER	3/7/2016
BORELLA (SINGAPORE)	T06/04119F	REGISTER	—
BORELLA (SINGAPORE)	T03/14818F	REGISTER	—
BORELLA (SINGAPORE)	T03/14820H	REGISTER	—

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

CHESTER	800223322	REGISTER	12/21/2012
CHESTER	811582949	REGISTER	8/13/2015
CHESTER (GERMANY)	2031373	REGISTER	1/31/2011
CHESTER (SAUDI ARABIA)	244/46	REGISTER	8/17/2010
CHESTER (CHINA)	4249103	REGISTER	—
CHESTER (CHINA)	4249122	REGISTER	—
CHESTER (HONG KONG)	300313488	REGISTER	11/3/2014
CHESTER (JAPAN)	5056957	REGISTER	6/22/2017
CHESTER (JAPAN)	2007-7069	REGISTER	—
CHESTER (KUWAIT)	33381	REGISTER	7/26/2017
CHESTER (PARAGUAY)	98/26398	REGISTER	—
CHESTER (SINGAPURE)	T04/10908G	REGISTER	—
CHESTER (SINGAPURE)	T04/02227E	REGISTER	—
CHESTER (TAIWAN)	1172422	REGISTER	8/31/2015
CHESTER (URUGUAY)	349733	REGISTER	—
CHESTER GEORGIA	811284018	REGISTER	3/12/2015
CHESTER HOUSE	815105118	REGISTER	12/1/2012
CHESTER HOUSE	816422796	REGISTER	8/17/2013
CLAYBOM (BRAZIL)	815848102	REGISTER	5/25/2013
CLAYBOM (BRAZIL)	817520414	REGISTER	1/9/2016
CLAYBOM (BRAZIL)	820477842	REGISTER	8/8/2010
CONFIANÇA	2494876	REGISTER	3/18/2010
CONFIANÇA	813914493	REGISTER	9/5/2009
CONFIANÇA	816234620	REGISTER	10/19/2013
CONFIANÇA	825957869	REGISTER	7/24/2017
CONFIANÇA	825964199	REGISTER	7/24/2017
CONFIANÇA (PORTUGAL)	377327	REGISTER	11/2/2014
CONFIDENCE	823171523	REGISTER	2/13/2017
CONFIDENCE	823171531	REGISTER	2/13/2017
CONFIDENCE (SOUTH AFRICA)	2004/11477	REGISTER	—
CONFIDENCE (ANGOLA)	12530/04	REGISTER	—
CONFIDENCE (SAUDI ARABIA)	799/39	REGISTER	3/27/2014
CONFIDENCE (ARGENTINA)	2815380	REGISTER	—
CONFIDENCE (BAHRAIN)	42289	REGISTER	—
CONFIDENCE (SINGAPURE)	T01/16797C	REGISTER	10/29/2011
CONFIDENCE (SINGAPURE)	T01/16798ª	REGISTER	10/29/2011
CONFIDENCE (UNITED ARAB EMIRATES)	57010	REGISTER	7/28/2014
CONFIDENCE (YEMEN)	19545	REGISTER	7/18/2014
CONFIDENCE (JORDAN)	75871	REGISTER	7/15/2014
CONFIDENCE PERDIX (HONG KONG)	200313547	REGISTER	9/25/2009
CONFIDENCE PERDIX (HONG KONG)	200313548	REGISTER	9/25/2009
CONFIDENCE (KUWAIT)	64174	REGISTER	9/6/2015

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

CONFIDENCE (LEBANON)	98803	REGISTER	7/21/2019
CONFIDENCE (OMAN)	33906	REGISTER	—
CONFIDENCE (PARAGUAY)	—	REGISTER	—
CONFIDENCE (ROMANIA)	62708	REGISTER	8/5/2014
CONFIDENCE (VENEZUELA)	P267114	REGISTER	2/16/2016
CONFIDENCE (VENEZUELA)	P267115	REGISTER	2/16/2016
CONFIDENCE (VENEZUELA)	P266376	REGISTER	12/19/2015
CONFIDENCE (VENEZUELA)	P266377	REGISTER	12/19/2015
CONFIDENCE (URUGUAY)	390405	REGISTER	—
DELICATA (BRAZIL)	20064517	REGISTER	8/9/2015
DELICATA (BRAZIL)	814139590	REGISTER	10/5/2013
DELICATA (BRAZIL)	816000646	REGISTER	8/4/2012
DELICATA (BRAZIL)	816000654	REGISTER	8/9/2015
DELICATA (BRAZIL)	816072272	REGISTER	8/1/2015
DELICATA (BRAZIL)	816077280	REGISTER	9/6/2014
DORIANA (BRAZIL)	6706053	REGISTER	6/25/2018
DORIANA (BRAZIL)	6706061	REGISTER	6/25/2018
DORIANA (BRAZIL)	6706070	REGISTER	6/25/2018
DORIANA (BRAZIL)	6706088	REGISTER	6/25/2018
DORIANA (BRAZIL)	6706096	REGISTER	6/25/2018
DORIANA FIBRA E CALCIO (BRAZIL)	823456722	REGISTER	3/13/2017
DORIANA LIGHT	200056603	REGISTER	2/25/2012
DORIANA LIGHT	815365012	REGISTER	2/25/2012
DORIANA VITAL	824293940	REGISTER	4/24/2017
FAZENDA (SOUTH AFRICA)	2002/06451	REGISTER	5/9/2012
FAZENDA (SOUTH AFRICA)	2002/06452	REGISTER	5/9/2012
FAZENDA (ANGOLA)	10730/02	REGISTER	—
FAZENDA (ARMENIA)	7030	REGISTER	3/20/2012
FAZENDA (ARMENIA)	7029	REGISTER	3/20/2012
FAZENDA (ARMENIA)	9223	REGISTER	8/12/2014
FAZENDA (ARMENIA)	20070972	REGISTER	—
FAZENDA (AZERBAIJAN)	20071058	REGISTER	—
FAZENDA ((AZERBAIJAN)	20071057	REGISTER	—
FAZENDA (BIELO-RUSSIA)	20073220	REGISTER	—
FAZENDA (BIELO-RUSSIA)	20073220	REGISTER	—
FAZENDA (KAZAQUISTAN)	20149	REGISTER	3/11/2012
FAZENDA (KAZAQUISTAN)	20150	REGISTER	3/11/2012
FAZENDA (KIRGUISTAN)	6583	REGISTER	3/12/2012
FAZENDA (KIRGUISTÃN)	6584	REGISTER	3/12/2012
FAZENDA (GEORGIA)	M15078	REGISTER	4/16/2013
FAZENDA (GEORGIA)	M15079	REGISTER	4/16/2013
FAZENDA (MOLDAVIA)	9407	REGISTER	3/11/2012

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

FAZENDA (MOLDAVIA)	9408	REGISTER	3/11/2012
FAZENDA (MOLDAVIA)	21827	REGISTER	—
FAZENDA (RUSSIA)	263776	REGISTER	3/11/2012
FAZENDA (RÚSSIA)	228423	REGISTER	4/20/2011
FAZENDA (RUSSIA)	263756	REGISTER	3/11/2012
FAZENDA (RUSSIA)	2007724880	REGISTER	—
FAZENDA (TAJIKISTAN)	TJ 6331	REGISTER	8/9/2014
FAZENDA (TAJIKISTAN)	7008463	REGISTER
FAZENDA (TAJIKISTAN)	7008462	REGISTER	—
FAZENDA (UCRÂINE)	39126	REGISTER	3/12/2012
FAZENDA (UCRÂINE)	39127	REGISTER	3/12/2012
FAZENDA (UCRÂINE)	M 2007 13766	REGISTER	—
FAZENDA (UZBEKISTAN)	MGU 13380	REGISTER	7/16/2014
FAZENDA (UZBEKISTAN)	MGU20071365	REGISTER	—
FAZENDA (UZBEKISTAN)	MGU20071364	REGISTER	—
FRESKI	813185041	REGISTER	8/22/2009
FRESKI (ARUBA)	22518	REGISTER	4/4/2013
FRESKI (BENELUX)	728026	REGISTER	8/20/2012
FRESKI (SINGAPURE)	T00/17400C	REGISTER	10/4/2010
FRESKI (SINGAPURE)	T01/13508G	REGISTER	8/25/2011
FRESKI (CHINA)	4348248	REGISTER	5/25/2017
FRESKI (CHINA)	4348249	REGISTER	5/25/2017
FRESKI (UNITED ARAB EMIRATES)	34305	REGISTER	4/9/2011
FRESKI (UE)	3401189	REGISTER	—
FRESKI (UE)	ME-541	REGISTER	—
FRESKI (UNITED ARAB EMIRATES)	77485	REGISTER	—
FRESKI (SPAIN)	2510773	REGISTER	10/31/2012
FRESKI (USA)	78/154487	REGISTER	—
FRESKI (FRANCE)	02 3 180 399	REGISTER	8/20/2012
FRESKI (HAITI)	332 REG-141	REGISTER	11/27/2013
FRESKI (NETHERLAND)	9117	REGISTER	9/24/2012
FRESKI (HONG KONG)	13709	REGISTER	10/7/2017
FRESKI (HONG KONG)	200404729	REGISTER	8/25/2015
FRESKI (HONG KONG)	300577143	REGISTER	2/6/2016
FRESKI (IEMEN)	28571	REGISTER	11/14/2016
FRESKI (IEMEN)	14642	REGISTER	3/25/2011
FRESKI (JAMAICA)	42968	REGISTER	9/27/2012
FRESKI (ITALY)	TO2002C0028	REGISTER	—
FRESKI (UNITED KINGDON)	2311234	REGISTER	12/20/2012
FRESKI (TAIWAN)	1172423	REGISTER	8/31/2015
FRESKI (URUGUAY)	327390	REGISTER	5/3/2011
FRESKI (URUGUAY)	368798	REGISTER	—

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

HALAL (BAHRAIN)	TM 33618	REGISTER	7/21/2013
HALAL (YEMEN)	19810	REGISTER	8/11/2013
HALAL (JORDAN)	71305	REGISTER	7/24/2013
HALAL (KUWAIT)	62588	REGISTER	—
HALAL (LIBANO)	94626	REGISTER	7/19/2018
HALAL (OAN)	30652	REGISTER	5/31/2013
LIGHT & ELEGANT	814003834	REGISTER	10/21/2017
NABRASA	6621724	REGISTER	11/10/2017
NHAC	826688829	REGISTER	8/14/2017
NHAC	826688837	REGISTER	8/14/2017
NHAC	200015222	REGISTER	4/3/2010
NHAC	811065332	REGISTER	4/3/2010
NHAC	811065359	REGISTER	7/11/2009
NHAC	820477818	REGISTER	8/22/2016
NHAC	820477834	REGISTER	8/22/2016
PERDIGÃO	2446405	REGISTER	12/31/2008
PERDIGÃO	6366171	REGISTER	6/25/2016
PERDIGÃO	740133241	REGISTER	1/19/2012
PERDIGÃO	740140280	REGISTER	1/4/2013
PERDIGÃO	800249992	REGISTER	12/21/2012
PERDIGÃO	810534983	REGISTER	3/18/2016
PERDIGÃO	810966727	REGISTER	3/7/2014
PERDIGÃO	812774922	REGISTER	1/24/2009
PERDIGÃO	815903367	REGISTER	11/10/2012
PERDIGÃO	818876573	REGISTER	6/23/2018
PERDIGÃO	819192406	REGISTER	12/15/2008
PERDIGÃO (SOUTH AFRICA)	1998/08360	REGISTER	5/18/2018
PERDIGÃO (AFRICAN INTEL. PROP. ORGANIZATI)	48789	REGISTER	10/23/2013
PERDIGÃO (ALBANIA)	9042	REGISTER	8/6/2011
PERDIGÃO (ALBANIA)	9043	REGISTER	8/6/2011
PERDIGÃO (ALBANIA)	9044	REGISTER	8/6/2011
PERDIGÃO (ALBANIA)	9045	REGISTER	8/6/2011
PERDIGÃO (GERMANY)	1033790	REGISTER	1/31/2011
PERDIGÃO (ANGOLA)	7376	REGISTER	3/16/2009
PERDIGÃO (SAUDI ARABIA)	240/41	REGISTER	7/21/2011
PERDIGÃO (SAUDI ARABIA)	726/27	REGISTER	4/28/2014
PERDIGÃO (ARGENTINA)	1657787	REGISTER	2/5/2018
PERDIGÃO (ARMENIA)	8519	REGISTER	1/14/2014
PERDIGÃO (ARUBA)	22767	REGISTER	1/8/2014
PERDIGÃO (BARHRAIN)	TM 33620	REGISTER	7/21/2013
PERDIGÃO (BAHAMAS)	ME-171	REGISTER	—
PERDIGÃO (BENELUX)	371566	REGISTER	11/19/2010

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PERDIGÃO (BERMUDAS)	40515	REGISTER	10/3/2010
PERDIGÃO (BERMUDAS)	40516	REGISTER	10/30/2010
PERDIGÃO (BIELO-RUSSIA)	22454	REGISTER	10/31/2013
PERDIGÃO (BOLIVIA)	60568-A	REGISTER	3/26/2012
PERDIGÃO (BULGARIA)	52352	REGISTER	1/5/2014
PERDIGAO (CABO VERDE)	ME-216	REGISTER	—
PERDIGÃO (CANADA)	308127	REGISTER	11/8/2015
PERDIGÃO (KAZAKHSTAN)	18498	REGISTER	10/20/2013
PERDIGÃO (CHILE)	610134	REGISTER	8/5/2011
PERDIGÃO (CHINA)	1333860	REGISTER	11/13/2009
PERDIGÃO (SINGAPURE)	T98/07273	REGISTER	9/20/2012
PERDIGÃO (CONGO)	10444/2004	REGISTER	2/12/2014
PERDIGÃO (SOUTH KOREA)	738462	REGISTER	2/26/2018
PERDIGÃO (SOUTH KOREA)	738461	REGISTER	2/26/2018
PERDIGÃO (CUBA)	2003-0807	REGISTER	12/10/2013
PERDIGÃO (DENMARK)	VR 1981 3723	REGISTER	11/27/2011
PERDIGÃO (EGIPT)	79331	REGISTER	3/6/2011
PERDIGÃO (SPAIN)	1057598	REGISTER	1/17/2014
PERDIGÃO (UNITED ARAB EMIRATES)	19203	REGISTER	12/4/2015
PERDIGÃO (RUSSIA)	180023	REGISTER	5/21/2018
PERDIGÃO (PHILIPINES)	4-2003-008755	REGISTER	11/28/2015
PERDIGÃO (FRANCE)	01 3 100 548	REGISTER	6/16/2011
PERDIGÃO (FRANCE)	1638200	REGISTER	1/11/2011
PERDIGÃO (GEORGIA)	15879	REGISTER	3/1/2015
PERDIGÃO (GREECE)	136954	REGISTER	5/19/2018
PERDIGÃO (HAITI)	101 REG-143	REGISTER	6/30/2014
PERDIGÃO (HAITI)	251-REG-141	REGISTER	2/18/2015
PERDIGÃO (NETHERLAND)	10235	REGISTER	10/30/2013
PERDIGÃO (HONG KONG)	19850427	REGISTER	6/15/2015
PERDIGÃO (HONG KONG)	19871880	REGISTER	6/15/2015
PERDIGÃO (IEMEN)	8628	REGISTER	1/15/2017
PERDIGÃO (IRAQ)	32108	REGISTER	9/18/2016
PERDIGÃO (JAPAN)	2543898	REGISTER	6/30/2013
PERDIGÃO (JORDAN)	71015	REGISTER	7/6/2013
PERDIGÃO (KOSOVO)	287	REGISTER	1/21/2014
PERDIGÃO (KUWAIT)	22847	REGISTER	8/12/2011
PERDIGÃO (LEBANON)	68276	REGISTER	2/13/2011
PERDIGÃO (LEBANON)	94261	REGISTER	6/13/2018
PERDIGÃO (LITHUAN)	37737	REGISTER	5/21/2018
PERDIGÃO (MACAU)	N/17088	REGISTER	10/6/2012
PERDIGÃO (MACAU)	N/17089	REGISTER	9/9/2012
PERDIGÃO (MACEDONIA)	8277	REGISTER	5/22/2018
PERDIGÃO (MALAISIA)	98008904	REGISTER	7/30/2008

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PERDIGÃO (MALDIVIA)	ME-202	REGISTER	—
PERDIGÃO (MOZAMBIQUE)	7646/04	REGISTER	2/17/2014
PERDIGÃO (MOZAMBIQUE)	7647/04	REGISTER	2/17/2014
PERDIGÃO (MOLDOVA)	12166	REGISTER	4/22/2014
PERDIGÃO (OAPI)	48789	REGISTER	1/21/2014
PERDIGÃO (OMAN)	5688	REGISTER	7/3/2011
PERDIGÃO (PARAGUAY)	239973	REGISTER	9/4/2011
PERDIGÃO (PERU)	94325	REGISTER	1/23/2014
PERDIGÃO (PERU)	94495	REGISTER	1/28/2014
PERDIGÃO (PORTUGAL)	210437	REGISTER	7/19/2018
PERDIGÃO (UNITED KINDON)	2173369	REGISTER	7/29/2008
PERDIGÃO (TCHEC REPUBLIC)	220355	REGISTER	9/27/2009
PERDIGÃO (ROMANIA)	58822	REGISTER	1/20/2014
PERDIGÃO (SÉRVIA & MONTENEGRO)	50048	REGISTER	1/21/2014
PERDIGÃO (SRI LANKA)	115774G	REGISTER	—
PERDIGÃO (SRI LANKA)	115775F	REGISTER	—
PERDIGÃO (SWITZERLAND)	176751	REGISTER	5/22/2011
PERDIGÃO (SUISS)	517991	REGISTER	10/24/2013
PERDIGÃO (SURINAME)	18890	REGISTER	10/17/2013
PERDIGÃO (TAIWAN)	1123850	REGISTER	10/15/2014
PERDIGÃO (TAIWAN)	1123930	REGISTER	10/15/2014
PERDIGÃO(TANGANICA)	QTM/001009	REGISTER	—
PERDIGÃO(TANGANICA)	QTM/001010	REGISTER	—
PERDIGÃO (TRINIDAD E TOBAGO)	34491	REGISTER	6/2/2015
PERDIGÃO (EU)	3840097	REGISTER	5/17/2014
PERDIGÃO (UCRAINE)	56171	REGISTER	10/6/2013
PERDIGÃO (URUGUAY)	343215	REGISTER	9/10/2012
PERDIGÃO (UZBEKISTAN)	MGU13053	REGISTER	11/12/2013
PERDIGÃO (VENEZUELA)	P261996	REGISTER	9/26/2015
PERDIGÃO (VENEZUELA)	P261997	REGISTER	9/26/2015
PERDIGÃO CHESTER	815903375	REGISTER	11/10/2012
PERDIGÃO CHESTERELLA	822016029	REGISTER	11/1/2015
PERDIGÃO CHESTER (PORTUGAL)	260010	REGISTER	12/20/2014
PERDIGÃO CHESTER (EU)	4035341	REGISTER	—
PERDIGÃO ESCOLHA SAUDÁVEL	200014170	REGISTER	9/25/2011
PERDIGÃO ESCOLHA SAUDÁVEL	819183776	REGISTER	9/25/2011
PERDIGÃO EVERYONE EVERYWHERE (EU)	4852381	REGISTER	1/23/2016
PERDIGÃO EVERYONE.EVERYWHERE(UNITED EM)	77179	REGISTER	—
PERDIGÃO EVERYONE.EVERYWHERE((UNITED EM)	77180	REGISTER	—
PERDIGÃO EVERYONE EVERYWHERE (HONG K.)	300569070	REGISTER	1/20/2016
PERDIGÃO EVERYONE EVERYWHERE (JAPAN)	5033275	REGISTER	3/16/2017
PERDIGÃO FININHA DEFUMADA	824621875	REGISTER	4/24/2017

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PERDIGÃO MORTADELLE	818497335	REGISTER	05/05/200
PERDIGÃO NUGGETS (URUGUAI)	309251	REGISTER	8/26/2009
PERDIGÃO OURO	800192265	REGISTER	12/21/2012
PERDIGÃO S/A COMÉRCIO E INDÚSTRIA (SPAIN)	1057598	REGISTER	10/5/2014
PERDIGÃO SUPER PRÁTICOS	819192414	REGISTER	12/15/2008
PERDIGÃO SUPER PRÁTICOS	819192457	REGISTER	12/15/2008
PERDIX (AFRICA DO SUL)	2002/16702	REGISTER	—
PERDIX(AFRICA DO SUL)	2008/06681	REGISTER	—
PERDIX(SOUTH AFRICA)	2008/06682	REGISTER	—
PERDIX(SOUTH AFRICA)	2008/06679	REGISTER	—
PERDIX(SOUTH AFRICA)	2008/06678	REGISTER	—
PERDIX(SOUTH AFRICA)	2008/06677	REGISTER	—
PERDIX (GERMANY)	30234186	REGISTER	7/31/2012
PERDIX (ANGOLA)	10083/02	REGISTER	12/1/2014
PERDIX (ANGOLA)	12529/04	REGISTER	—
PERDIX (ANGOLA)	12531/04	REGISTER	—
PERDIX (ANGOLA)	—	REGISTER	—
PERDIX(ANGOLA)	—	REGISTER	—
PERDIX (ANGOLA)	—	REGISTER	—
PERDIX (ANGOLA)	—	REGISTER	—
PERDIX (ANGOLA)	—	REGISTER	—
PERDIX (ANGOLA)	—	REGISTER	—
PERDIX (SAUDI ARABIA)	746/19	REGISTER	9/13/2014
PERDIX (SAUDI ARABIA)	644/98	REGISTER	11/24/2011
PERDIX (SAUDI ARABIA)	751/77	REGISTER	10/18/2014
PERDIX (ARGENTINA)	1912251	REGISTER	2/8/2013
PERDIX (ARGENTINA)	2036579	REGISTER	7/28/2015
PERDIX (ARGENTINA)	2036580	REGISTER	7/28/2015
PERDIX (ARUBA)	22519	REGISTER	3/7/2013
PERDIX (BAHRAIN)	32153	REGISTER	10/21/2012
PERDIX (BAHAMAS)	ME-170	REGISTER	—
PERDIX (BENELUX)	726768	REGISTER	7/23/2012
PERDIX (BERMUDAS)	40513	REGISTER	10/3/2010
PERDIX (BERMUDAS)	40514	REGISTER	10/3/2010
PERDIX (BOLIVIA)	98359-C	REGISTER	3/11/2015
PERDIX (BOLIVIA)	98360-C	REGISTER	3/11/2015
PERDIX (BOLIVIA)	99398-C	REGISTER	—
PERDIX (CABO VERDE)	ME-215	REGISTER	—
PERDIX (CANADA)	TMA601,297	REGISTER	2/4/2019
PERDIX (CANADA)	1208517	REGISTER	—
PERDIX (QATAR)	28345	REGISTER	9/28/2012
PERDIX (CHILE)	672987	REGISTER	9/9/2013

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PERDIX (CHINA)	3022020	REGISTER	1/6/2013
PERDIX (CHINA)	3150938	REGISTER	4/21/2013
PERDIX (CHINA)	ME-0001	REGISTER	—
PERDIX (CHINA)	ME-0002	REGISTER	—
PERDIX (CHINA)	ME-0005	REGISTER	—
PERDIX (SINGAPURE)	T03/20394B	REGISTER	5/9/2016
PERDIX (SINGAPURE)	T03/20396I	REGISTER	5/18/2015
PERDIX (SOUTH KOREA)	738464	REGISTER	2/26/2018
PERDIX (SOUTH KOREA)	738463	REGISTER	2/26/2018
PERDIX (CUBA)	2003-0806	REGISTER	12/10/2013
PERDIX (UNITED EMIRATES)	35781	REGISTER	11/25/2011
PERDIX (UNITED EMIRATES)	50846	REGISTER	3/10/2014
PERDIX (UNITED EMIRATES)	50847	REGISTER	3/10/2014
PERDIX (SPAIN)	2505924	REGISTER	10/1/2012
PERDIX (USA)	76/376842	REGISTER	—
PERDIX (USA)	77/001462	REGISTER	—
PERDIX (USA)	78/337068	REGISTER	—
PERDIX (GRANADA)	59/2003	REGISTER	7/11/2012
PERDIX (GREECE)	148022	REGISTER	7/30/2012
PERDIX (HAITI)	250 REG-141	REGISTER	7/1/2013
PERDIX (NETHERLAND)	9116	REGISTER	9/24/2012
PERDIX (HONG KONG)	200316528	REGISTER	1/8/2009
PERDIX (HONG KONG)	200405637	REGISTER	5/13/2009
PERDIX (IEMEN)	15604	REGISTER	11/18/2011
PERDIX (IEMEN)	19700	REGISTER	4/18/2014
PERDIX (IEMEN)	19701	REGISTER	4/18/2014
PERDIX (ITALY)	997353	REGISTER	7/24/2012
PERDIX (IRAN)	112195	REGISTER	1/10/2014
PERDIX (IRAQ)	40660	REGISTER	3/17/2017
PERDIX (JAMAICA)	42967	REGISTER	9/27/2012
PERDIX (JAPAN)	4584326	REGISTER	7/5/2012
PERDIX (JAPAN)	4841822	REGISTER	2/25/2015
PERDIX (JORDAN)	70672	REGISTER	6/16/2013
PERDIX (KUWAIT)	51122	REGISTER	12/8/2013
PERDIX (LEBANON)	94241	REGISTER	6/12/2018
PERDIX (LITHUAN)	45942	REGISTER	12/12/2011
PERDIX (LITHUAN)	20040137	REGISTER	1/23/2014
PERDIX (MACAU)	12943	REGISTER	5/11/2011
PERDIX (MACAU)	12944	REGISTER	5/11/2011
PERDIX (MACEDANIA)	11523	REGISTER	1/20/2014
PERDIX (MARROCOS)	—	REGISTER	—
PERDIX (MARROCOS)	—	REGISTER	—

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PERDIX (MARROCOS)	—	REGISTER	—
PERDIX (MARROCOS)	—	REGISTER	—
PERDIX (MARROCOS)	—	REGISTER	—
PERDIX (OMAN)	29097	REGISTER	9/30/2012
PERDIX (PARAGUAY)	273451	REGISTER	11/17/2014
PERDIX (PARAGUAY)	273452	REGISTER	11/17/2014
PERDIX (PERU)	93941	REGISTER	1/8/2014
PERDIX (PERU)	94305	REGISTER	1/23/2014
PERDIX (PORTO RICO)	54802	REGISTER	8/16/2012
PERDIX (UNITED KINGDON)	2305077	REGISTER	7/11/2012
PERDIX (DOMENICAN REP)	2003-4769	REGISTER	4/30/2013
PERDIX (TCHEC REPUBLIC)	268296	REGISTER	12/28/2014
PERDIX (REPÚBLICA TCHECA)	247554	REGISTER	9/24/2012
PERDIX (RUSSIA)	264755	REGISTER	3/9/2014
PERDIX (SURINAME)	18891	REGISTER	10/17/2013
PERDIX (TAIWAN)	1063992	REGISTER	10/31/2013
PERDIX (TAIWAN)	1067859	REGISTER	10/31/2013
PERDIX (TRINIDAD E TOBAGO)	33293	REGISTER	9/3/2012
PERDIX (TRINIDAD E TOBAGO)	34491	REGISTER	11/25/2013
PERDIX (EU)	2832129	REGISTER	8/28/2012
PERDIX ((EU)	6776496	REGISTER	—
PERDIX (EU)	6776512	REGISTER	—
PERDIX (EU)	6813307	REGISTER	—
PERDIX (EU)	6494751	REGISTER	—
PERDIX (EU)	6776546	REGISTER	—
PERDIX (EU)	351788	REGISTER	7/5/2014
PERDIX (VENEZUELA)	2003-12731	REGISTER	—
PERDIX (VENEZUELA)	2003-12732	REGISTER	—
SULINA	3468879	REGISTER	3/6/2017
SULINA	7075723	REGISTER	3/10/2010
SULINA	817078207	REGISTER	11/28/2015
SULINA (ARMENIA)	9224	REGISTER	8/12/2014
SULINA (AZERBAIJAN)	20071056	REGISTER	—
SULINA (BIELO-RUSSIA)	20073222	REGISTER	—
SULINA (SINGAPURE	T97/11522H	REGISTER	8/6/2009
SULINA (GEORGIA)	M16284	REGISTER	10/17/2015
SULINA (MOLDOVA)	21826	REGISTER	—
SULINA (RUSSIA)	295270	REGISTER	9/12/2015
SULINA (TAJIKISTAN)	TJ 6326	REGISTER	8/9/2014
SULINA (TURCOMENISTAN)	20070318	REGISTER	—
SULINA (UKRAIN)	M 2007 13767	REGISTER	—
SULINA (UZBEKISTAN)	MGU 13395	REGISTER	7/16/2014

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

UNEF	810684268	REGISTER	10/25/2013
UNEF (SAUDI ARABIA)	113/36	REGISTER	3/25/2015
UNEF (SAUDI ARABIA)	728/84	REGISTER	5/24/2014
UNEF (BAHRAIN)	TM 33621	REGISTER	7/21/2013
UNEF (SINGAPURE)	T84/05296	REGISTER	6/7/2009
UNEF (UNITED ARAB EMIRATES)	19207	REGISTER	7/9/2016
UNEF (HONG KONG)	300075131	REGISTER	9/8/2013
UNEF (IEMEN)	17696	REGISTER	6/8/2013
UNEF (IRAN)	71374	REGISTER	6/8/2013
UNEF (JORDAN)	72314	REGISTER	10/26/2013
UNEF (JORDÂN)	72884	REGISTER	1/22/2013
UNEF (KUWAIT)	13285	REGISTER	4/16/2012
UNEF (KUWAIT)	38579	REGISTER	10/13/2010
UNEF (LEBANON)	73974	REGISTER	2/19/2013
COTOCHES	819642428	REGISTER	7/6/2009
COTOCHES	819642436	REGISTER	7/13/2009
COTOCHÉS	819642444	REGISTER	7/13/2009
COTOCHÉS	819642452	REGISTER	7/13/2009
COTOCHÉS	819642460	REGISTER	7/13/2009
COTOCHÉS	819642479	REGISTER	7/13/2009
COTOCHÉS	819470686	REGISTER	4/20/2009
COTOCHÉS	819642487	REGISTER	7/13/2009
COTOCHÉS	819642495	REGISTER	7/27/2009
COTOCHÉS	819859362	REGISTER	9/8/2009
DOBON	816283150	REGISTER	9/16/2013
DOBON	816657360	REGISTER	9/8/2008
AVIPAL	818115289	REGISTER	8/25/2008
ELEGÊ ALIMENTOS	819689440	REGISTER	4/2/2012
ELEGÊ ALIMENTOS	819689432	REGISTER	6/29/2009
ELEGÊ ALIMENTOS	819689459	REGISTER	3/4/2018
ELEGÊ ALIMENTOS	819797812	REGISTER	3/18/2018
ELEGÊ ALIMENTOS	819797855	REGISTER	7/10/2011
ELEGÊ ALIMENTOS	819797820	REGISTER	9/8/2009
ELEGÊ ALIMENTOS	819797839	REGISTER	3/18/2018
ELEGÊ ALIMENTOS	819797847	REGISTER	8/3/2009
ELEGÊ ALIMENTOS	819842346	REGISTER	9/8/2009
ELEGÊ ALIMENTOS	819842311	REGISTER	9/8/2009
ELEGÊ ALIMENTOS	819842320	REGISTER	9/8/2009
ELEGÊ ALIMENTOS	819842338	REGISTER	9/8/2009

•                  WE INFORM THAT THE TRADEMARKS THAT DO NOT HAVE EXPIRE DATE, OR THAT ARE EXPIRED ARE IN PROCESS OF REGISTERING.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

01	Cold Storage Poultry/Pork				RUA 15 DE NOVEMBRO, S/N.
VIDEIRA	SC	222.465	69.955	28	YES	NO	NO

02	Cold Storage Pork			AV. PRES. CASTELO BRANCO, 141
HERVAL D´ÓESTE	SC	29.219	25.539	33	YES	NO	NO

03	Cold Storage Processing			RUA SAUL BRANDALISE, 118
SALTO VELOSO	SC	42.744	9.257	28	YES	YES	NO

04			Cold Storage Dairy	AV. SANTA ROSA, 941 - CENTRO
TRÊS DE MAIO	RS	47.048	3.706	50	YES	NO	NO

05			Cold Storage Poultry	EST. CAPINZAL/CAMPOS NOVOS, KM 6
CAPINZAL	SC	629.200	43.993	23	YES	YES	NO

06			Cold Storage Pork	AV. PRES. VARGAS, 1040
MARAU	RS	186.012	20.278	33	YES	YES	NO

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

07	Cold Storage Poultry			RODOVIA RS-324, KM 76
MARAU	RS	97.789	31.390	23	YES	YES	NO

08	Cold Storage Poultry/Pork			AV. ARTHUR OSCAR, 1706
SERAFINA CORREA	RS	372.599	28.837	33	YES	YES	NO

09	SALES BRANCH			AV GETULIO VARGAS, 5705
PORTO ALEGRE	RS	11.610	2.325	12	YES	NO	NO

10	PROCESSING			RODOVIA BR 116, KM 255
LAGES	SC	529.796	9.909	28	YES	NO	NO

11	ADMINISTRATIVE			AV. DAS INDÚSTRIAS, 720
PORTO ALEGRE	RS	8.000	2.499	14	YES	YES	NO

12	SALES BRANCH			RUA GUIDO CAMARGO PENTEADO, 601
CAMPINAS	SP	37.821	5.732	6	YES	NO	NO

13	Cold Storage Mineiros			PÇA DEP JOSÉ DE ASSIS, 36 CENTRO
MINEIROS	GO	121.503	55.000	3	YES	YES	NO

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

14	ANIMAL FEED MILL			ESTRADA DE ITAPUÃ, 3119
PORTO ALEGRE	RS	442.500	17.040	29	YES	NO	NO

15	ANIMAL FEED MILL			AV. PRESIDENTE VARGAS, 77
PORTO ALEGRE	RS	34.815	9.163	31	YES	NO	NO

16	SLAUGHTERING			QUADRA Nº 13
DOURADOS	MS	174.373	4.228	19	YES	YES	NO

17	ANIMAL FEED MILL			BR 463, KM 87
DOURADOS	MS	150.000	17.929	19	YES	YES	NO

18	DAIRY PRODUCTS INDUSTRY PLANT			ENTRE AS LINHAS 03 E 04
IJUÍ	RS	215.750	13.500	32	YES	YES	NO

19	SLAUGHTERING			R. CARLOS SPOHR FILHO, 2836
LAJEADO	RS	181.533	102.452	29	YES	YES	NO

20	SLAUGHTERING			R. JOÃO VEDANO, 2836
PORTO ALEGRE	RS	99.825	17.585	33	YES	YES	NO

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

21	DAIRY PRODUCTS INDUSTRY PLANT			BR 116, KM 462
SÃO LOURENÇO DO SUL	RS	27.000	3.398	30	YES	YES	NO

22	DAIRY PRODUCTS INDUSTRY PLANT			LOTE Nº 97 DA SEGUNDA SEÇÃO
SANTA ROSA	RS	23.395	5.169	24	YES	NO	NO

23	DAIRY PRODUCTS INDUSTRY PLANT			R. PAULO ERNESTO NORST, S/Nº
TEUTÔNIA	RS	243.480	41.210	26	YES	NO	NO

24	SLAUGHTERING			ROD. BA 503 KM 10
SÃO GONÇALO	BA	1,184.209	25.061	12	YES	NO	NO

25	CARAMBEÍ COLD STORAGE			AV DOS PIONEIROS, 2510
CARAMBEÍ	PR	57.005	35.174	7	YES	YES	NO

26	ANIMAL FEED MILL			BR 324, KM 99
FEIRA DE SANTANA	BA	117.879	7.822	12	YES	NO	NO

27	DAIRY PRODUCTS INDUSTRY PLANT			R. SÃO LEOPOLDO, 558
IVOTI	RS	14.652	2.250	52	YES	NO	NO

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

13.01 - RELEVANT PROPERTIES

1- ITEM	2- TYPE OF PROPERTY			3- ADDRESS
4. CITY	5- STATE	6.TOTAL AREA (THOUSAND M²)	7. BUILT AREA (THOUSAND M²)	8- AGE (YEARS)	9- INSURANCE	10- MORTGAGE	11- RENTED FROM THIRD PARTY	12- AGREEMENT DATE-	13- END OF RENT
14- REMARKS

28	DAIRY PRODUCTS INDUSTRY PLANT			LOTES INDUSTRIAIS DE 2 AO 9
ITUMBIARA	GO	55.812	14.468	21	YES	YES	NO

29	BEEF PLANT			FAZENDA SÃO PEDRO
MIRASSOL D’OESTE	MT	242.000	14.042	23	YES	NO	NO

30	SALES BRANCH			AV. NAÇÕES UNIDAS, 51/15
BAURU	SP	12.906	3.234	28	YES	NO	NO

31	POULTRY AND PORK COLD STORAGE PROCESSING			ROD BR 060 KM 432
RIO VERDE	GO	2,000.000	154.210	8	YES	YES	NO

32	COLD STORAGE PROCESSING			RODOVIA RS 324 km 76,2
MARAU	RS	19.293	10.736	10	YES	NO	NO

33	DAIRY INDUSTRY PLANT			ROD. BR 262 KM 28
RAVENA	MG	56.700	10.981	27	YES	NO	NO

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

34	POWDERED MILK INDUSTRY PLANT			ROD. BR 472 KM 143 – S/N
TRÊS DE MAIO	RS	354.503	0.000	1	YES	NO	NO

35	POULTRY FARMS / HATCHERIES			VILA PASSO DA FELICIDADE
TANGARÁ	SC	4,530.173	26.039	18	YES	YES	NO

36	POULTRY FARMS / HATCHERIES			ESTRADA MUNICIPAL SANTA GEMA
VIDEIRA	SC	1,760.454	7.987	7	YES	YES	NO

37	AUREA POULTRY AND PORK FARM			ESTRADA CAPINZAL PIRITUBA KM 7
CAPINZAL	SC	1,549.920	78.764	29	YES	NO	NO

38	CALIFORNIA POULTRY FARM			RODOVIA SP – 225, KM 115
BROTAS	SC	2,898.598	19.314	12	YES	YES	NO

39	HATCHERIES			ESTRADA DE ITAPUÃ, 3199 – B. LAMI
PORTO ALEGRE	RS	447.400	7.157	12	YES	NO	NO

40	POULTRY FARM			LINHA SANTO ANTONIO DOS PAVAN
MARAU	RS	1,945.163	46.887	28	YES	NO	NO

41	PORK FARM			RODOVIA RS 240
TAQUARI	RS	6,409.345	12.356	20	YES	NO	NO

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

42	POULTRY FARM			RUA RICARDO VIERA DE BARCELLOS, ITAPUÃ
VIAMÃO	RS	4,450.000	47.295	28	YES	NO	NO

43	POULTRY FARM			ESTRADA DE ITAPUÃ
VIAMÃO	RS	3,440.571	69.383	28	YES	NO	NO

44	POULTRY FARM / HATCHERIES			ESTRADA TRONCO SÃO JOÃO S/N, KM 10
CARAMBEÍ	PR	4,670.000	39.167	28	YES	NO	NO

45	POULTRY FARM			FAZ. RIO DOCE – ÁGUA MANSA - COQUEIRO
RIO VERDE	GO	17,704.753	74.449	12	YES	YES	NO

46	POULTRY FARM			FAZ. RIO DOCE – ÁGUA MANSA - COQUEIRO
RIO VERDE	GO	5,000.000	92.919	12	YES	NO	NO

47	PARENT POULTRY FARM			ROD BR-163 KM 587, BAIRRO INDUSTRIAL
NOVA MUTUM	MT	7,655.172	26.762	3	YES	YES	NO

48	POULTRY FARM			ESTRADA DA BARRACA – S/N – FAZ. ROCADINHO
FEIRA DE SANTANA	BA	1,606.800	27.881	12	YES	YES	NO

49	POULTRY FARM			ESTRADA DA TERRA DURA – S/N – LIMOEIRO
FEIRA DE SANTANA	BA	5,187.200	57.584	12	YES	YES	NO

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

50	NOVA MUTUM COLD STORAGE			BR-163 KM 587 – INDUSTRIA SUL
NOVA MUTUM	MT	657.000	28.484	4	YES	YES	NO

51	INDUSTRY PLANT CONCÓRDIA BATÁVIA			ROD. SC 283 KM 10 S/N – ALA 2
CONCÓRDIA	PR	12.000	6.373	3	YES	NO	NO

52	INDUSTRY PLANT CARAMBEÍ BATÁVIA			AV. DOS PIONEIROS, 2868
CARAMBEÍ	PR	123.554	35.751	3	YES	YES	NO

53	ANIMAL FEED MILL			RUA WENCESLAU BRAS, S/N
CATANDUVAS	SC	37.795	6.704	25	YES	YES	NO

54	SALES BRANCH			BR 234, KM 7.5
SALBADOR	BA	25.985	3.429	10	YES	YES	NO

55	SALES BRANCH			AV. NOSSA SENHORA DE FÁTIMA, 1262
CUBATÃO	SP	14.534	3.445	10	YES	NO	NO

56	ANIMAL FEED MILL			RODOVIA PR 180, KM 02
FRANCISCO BELTRÃO	PR	22.484	3.821	21	YES	YES	NO

57	SALES BRANCH			BR 116 KM 4
FORTALEZA	CE	13.770	1.710	10	YES	YES	NO

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

58	ANIMAL FEED MILL			AV. JULIO BORELLA, 2236
MARAU	RS	74.601	13.004	28	YES	YES	NO

59	ADMINISTRATIVE			RUA ARTRUR OSCAR, 1706
SERAFINA CORREA	RS	1.339	1.069	28	YES	NO	NO

60	ADMINISTRATIVE			R. SAUL BRANDELISE, 39
VIDEIRA	SC	2.065	5.040	33	YES	NO	NO

61	ADMINISTRATIVE			R. DUQUE DE CAXIAS, 3
MARAU	RS	2.500	1.625	10	YES	YES	NO

62	ANIMAL FEED MILL			AV. JULIO BORELLA, 2236
MARAU	RS	90.575	3.867	10	YES	YES	NO

63	ADMINISTRATIVE			AV. ESCOLA POLITÉCNICA, 760
SÃO PAULO	SP	21.430	12.814	19	YES	YES	NO

64	SALES BRANCH			ASA NORTE QUADRA 04, 565
BRASÍLIA	DF	6.000	2.985	25	YES	NO	NO

65	SALES BRANCH			AV. WENCESLAU BRAZ, 255
CURITIBA	PR	6.987	3.584	25	YES	YES	NO

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

66	SALES BRANCH			ROD. BR-101, KM 265
VITÓRIA	ES	22.250	4.596	19	YES	NO	NO

67	SALES BRANCH			AV. ACRÍSIO MOTA, 350
RIO DE JANEIRO	RJ	18.522	5.474	27	YES	NO	NO

68	SALES BRANCH			RUA 2, Nº 500 DISTR. IND RIO DAS PEDRAS
CONTAGEM	MG	11.634	2.177	13	YES	NO	NO

69	OTHERS
		90,118.869	581.320	0	YES	NO	NO

FEDERAL PUBLIC DEPARTMENT	CORPORATE LAW
BRAZILIAN SECURITIES COMMISSION - CVM
ANNUAL INFORMATION – IAN – December 31, 2008

14.01 OUTLOOK AND/OR RESULTS

In 2008, Perdigão’s focus was very much on the acquisition of new businesses and the expansion of activities, underscoring the solid basis that supports the Company’s strategy of sustainable growth. It was also a year of consolidation of best Corporate Governance practices, an important competitive advantage.

Among the operations concluded in the period, the most important was the negotiation of the Eleva acquisition and in line with the objective of reinforcing our presence in our leading markets — meats and dairy products.

We were able to merge Eleva’s operations in February 2008 through a well-structured operation for incorporating the businesses, payment being effected partially in the form of a cash consideration and the rest through the incorporation of shares, with the transfer of equal rights to all the Company’s shareholders. In April 2008, we also acquired the Minas Gerais-based company, Cotochés, a traditional dairy products industry. During the year we announced the construction of the Bom Conselho agroindustrial complex in the state of Pernambuco for expanding our business into emerging markets within Brazil. Bom Conselho will have two industrial units — one for dairy products and the other for specialty meats — and a distribution center primarily serving the Northeast region. This region has been reporting a significant growth in population with sufficient disposable income to access the consumer market.

In line with our ongoing internationalization, we also acquired the European based processed meats company, Plusfood, thus expanding our footprint in various markets. The strategy of leadership and diversification of the businesses is in line with the Company’s action plan through to 2020 and is designed to reduce the concentration of activities, dilute the associated risks of the business and consequently ensuring better results for our investors.

In spite of the unsettled international scenario, 2008 was a year of economic growth and increasing incomes for Brazilians — which helped create an enlarged consumer base and positively impact our results. Overseas, we successfully penetrated new markets through exports, proprietary distribution channels and the insertion of higher added value products emanating from our European plants.

In the light of this trading environment, sales reached R$ 13.2 billion, a year-on-year growth of 69%, while our operating result was 40.6% higher, generating EBITDA of R$ 1.2 billion, a 44.4% improvement on fiscal year 2007.

The adverse international situation which continues to cause oscillations in the financial markets and commodity price volatility — intensified in Brazil by the sharp devaluation of the Real against the US dollar -, generated additional financial expenses, albeit without cash disbursements during the year, pressuring net earnings.

In the face of an intensifying global financial crisis in the final quarter of the year, the Company anticipated changes and realigned its focus in the light of events. Some one-off adjustments in production for export to match declining inventories were made and we also strengthened our financial position, protecting our assets and liabilities and maintaining a strict policy of risk management.

The year was also one of important changes in organizational structure. After a succession plan process which lasted more than a year, the functions of Chief Executive Officer and Chairman of the Board of Directors are once again being exercised independently, in line with the principles of corporate governance that have always guided Perdigão’s business philosophy.

We continued to implement measures for achieving operating efficiency and improving management systems. In this context, we invested heavily in merging the processes and systems of our recent acquisitions, introducing the standards which have made Perdigão a market bellwether. We also revamped the supply chain to reduce costs and increase productivity, upgrading our sales team to maintain excellence in customer service. Our determination remains undiminished to incorporate and align these businesses, promoting value added, capturing synergies and embracing significant improvements in the consolidated performance of the Company over the medium to long term. Based on the guidelines for creating value and planned synergies for the incorporated businesses, we are undertaking a review of commercial expenses, seeking to reduce these with the implementation of the SAP software. This investment - the conclusion of which is forecast for early 2009 - will be responsible for important gains in distribution and supply chain synergies with an improvement in procedures and the integration of product lines. Benefits will also accrue to operating administrative processes centered at the Perdigão Services Center (CSP).

Another important project begun in 2008 is the new commercial model. This has its strategic focus on the customer, maximizing the strength of our businesses portfolio, our brands and our distribution chain.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

These projects bolster the agility with which we make our decisions, a competitive advantage in times of adversity such as during the floods in the state of Santa Catarina. The impact on our shipments was attenuated through the rapid transfer of cargo from the Port of Itajaí/Navegantes to the ports of Paranaguá, São Francisco and Rio Grande. The flooding in Santa Catarina inspired a large part of our employees to offer help to the victims, evidence of the consolidation of the volunteer spirit in the Company. Corporate support for volunteer work is just one of more than 50 initiatives and social projects that we are implementing.

We have also intensified our environmental projects. In line with Kyoto Protocol guidelines and with good practices adopted worldwide, we are working to reduce the emissions of polluting gases. Under the Clean Development Mechanism (CDM), we are burning gas emissions emanating from hog farming activities, minimizing the consumption of water in our processes as well as encouraging its reuse, and unceasingly searching for alternatives to reduce the energy we expend.

As a reflection of our good socio-environmental practices, for the fourth consecutive year, our shares were selected to be a component of Bovespa’s Corporate Sustainability Index (ISE). In the field of corporate governance, Eleva’s acquisition and incorporation was well received in the way it was conducted, respecting the rights of minority shareholders - 90% of which adhered to the share issue -, and emphasizing transparency in communication with the market — in line with our strategy as a Company with diffused capital and more than 30 thousand shareholders.

Our confidence in the gradual and consistent progress of results is backed by the Company’s solid capital expenditures program and the drive to diversify and expand the businesses — this with a view to disciplined and sustained growth together with the enhancement of the brand names and businesses in our chosen markets.

We have prepared the Company to pursue a growth trajectory with a balanced management of the risks of the business and optimizing opportunities as they appear. The Company announced a 20% cut in meat production for export during the first quarter of 2009 for adjusting inventory levels in the industry given the running down of stocks at importers at the end of 2008. As a result, some industrial units supplying overseas markets announced technical stoppages and vacation shutdowns for the first quarter of 2009.

Our major challenge over the next few years will be to maintain the sustainable growth. Perdigão will continue to pursue its mission of becoming a world-class company with operations in various countries, the commitment to increasingly improve on corporate governance practices and advance the sustainability model. Above all, it will seek to offer the consumer practical and tasty solutions with quality.

Volumes	Projected 2008		Realized 2008
Meats:		37%		30%
Domestic Market		30%		26%
Exports		43%		33%
Dairy		310%		311%
Capex Investments	R$	0.6 billion	R$	0.6 billion
Breeding Stocks Investments	R$	140 million	R$	208 million
Aquisitions		—	R$	1.8 billion

Our business focus is on foodstuffs. We have more than 2,500 different food products to meet the requirements of more than 90 thousand customers throughout Brazil, reaching 98% of the Brazilian population. We distribute our products to more than 110 countries. We have diversified the range of activities in meats, dairy products, margarines, frozen vegetables and other food products for offsetting risks and improving our results. We reiterate our commitment outlined in our mission statement to be part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world.

We believe it to be essential to look beyond the current adverse scenario spreading across the globe and impacting economies worldwide. Even in the current market turmoil, our determination and capacity, jointly with our stakeholders, to seek out the best opportunities and in line with our management discipline, long-term vision, profound knowledge of the markets and the food sector, will permeate our business. We consider this will enable us to add real value to our investors within the context of prudent and transparent management of the risks involving our business.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

INVESTMENTS (CAPITAL EXPENDITURES)

In 2008, we recorded capital expenditures of R$2.4 billion, a 180.4% increase compared to 2007. The new businesses acquired during the year, namely Eleva (dairy products and meats), Plusfood (meat processing in Europe), and Cotochés (dairy products) represented capital expenditures of R$1.8 billion against R$347.6 million in 2007, an increase of 408% and representing 73.8% of our total capital expenditures in 2008.

Of the remaining R$628.4 million in capital expenditures, 26.2% was allocated to (1) expansion and enhancement of productivity projects implemented in the regions of the Midwest (Rio Verde-GO, Nova Mutum-MT, Mirassol D’Oeste-MT) and South of Brazil (Videira-SC, Capinzal-SC, Marau-RS, Carambei-PR), as well as the Distribution Centers in São Paulo, Goiás, Pernambuco, Bahia; (2) information technology; and (3) new projects, such as new lines of products.

On May 26, 2009, the Company received R$106.0 million from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) for investment projects relating to capacity expanion in production facilities in the states of Rio Grande do Sul and Santa Catarina, distribution centers in the states of Ceará, Paraná and São Paulo as well as corporate projects in the São Paulo and Itajaí — SC offices.

Currently, we are concentrating our investments in the construction of our facilities in Bom Conselho — PE and Três de Maio — RS, as well as in our improvement and necessary maintenance projects, resulting in R$119.7 million, in the first quarter of 2009.  We also have projects with FINEP (funder of studies and projects) relating to technological improvements such as (i) for meat segments, optimization of technological systems for production and processing poultry and swine products exceeding R$100.0 million in value; and (ii) for dairy products, the study and fitness of milk for the pilot program for the integration and retention of milk producers, valued in excess of R$67.3 million.

The table below sets forth our capital expenditures for the periods indicated:

	Year ending December 31,
	1Q09	2008	2007	2006
	(in millions of reais)

Expansion and enhancement of production facilities	65.8	250.5	164.3	195.0
Eleva acquisition	—	1,679.2	—	—
Other acquisitions	—	96.4	347.6	124.7
Araguaia Project — Mineiros Agroindustrial Complex	—	6.4	85.7	130.7
Bom Conselho Agroindustrial Complex	43.8	84.6	—	—
New Projects	10.1	286.9	259.8	184.0
Total capital expenditures	119.7	2,404.1	857.4	634.4

Among the principal investments we would highlight:

Construction of an industrial unit (dairy products) — On June 10 2008, we announced the construction of the sixth powdered milk processing tower in Três de Maio in the state of Rio Grande do Sul. This unit will have a capacity to process two thousand tons/month of powdered milk. The Company already has a plant in the municipality for producing mozzarella. As part of the strategy for increasing the value-added content of the dairy products portfolio, an additional R$ 65 million will be injected into this unit, with completion scheduled for February 2010.

Bom Conselho Agroindustrial Complex.  Following our September 2007 announcement of our plan to build this new agro-industrial complex, construction work continues on schedule with total capital expenditures of R$280 million, R$170 million of which has been allocated for investment in property, plant and equipment. The complex was 50% concluded in 2008. The complex involves the construction of a processing unit for dairy products and another for specialty meats. The dairy products module is expected to commence operations in the second half of 2009 at 50% of expected total installed capacity. The Bom Conselho Agroindustrial Complex arose out of an agreement, signed in September 2007,

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

between the State of Pernambuco, the City of Bom Conselho, Batávia and us.

Mineiros Agroindustrial Complex.  The construction of the agro-industrial complex for processing special poultry and turkeys, with more than two thirds of its output to be exported, was concluded in September 2008 and is now operating at its full capacity of 81,000 tons of processed products per year.

Distribution Centers in Embu, State of Sao Paulo, and Rio Verde, State of Goias. Construction of the first phase of the Embu Distribution Center was completed in 2008, consisting of three storage environments for frozen, chilled and dry foodstuffs. This distribution center is responsible for storage and distribution to the entire Southeast region of Brazil and uses the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandize. Work on the second phase of the installation of the transelevator system involving robotic inventory processing should be completed in the first half of 2009.  The Rio Verde Distribution Center is a similar project and was completed in December 2008.

Acquisitions — On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.6 million (46% of the operation) representing a cash payment to Eleva Alimentos’ shareholders in January and February 2008, the remaining stake of 54% being incorporated into Perdigão S.A. The latter corresponds to the portion of the operation involving the exchange ratio in the proportion of 1 new Perdigão share for 1.74308855 Eleva shares, resulting in the issuance of 20 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations have been transferred to the meat and dairy products Business Units, domestic and export markets.

On April 14 2008, we announced a material fact proposing the merger of the wholly owned subsidiary Eleva, later approved at the Ordinary Shareholders’ Meeting of April 30 2008. The objective of this initiative was the incorporation of synergies and the recognition of the applicable portion of goodwill of the operation for booking to Perdigão’s 2008 balance sheet.

On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe, for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

Eleva incorporation - On April 30, 2008, we merged the wholly owned subsidiary Eleva Alimentos S.A. into Perdigão S.A., generating goodwill of R$1.3 billion. This action generated non-recurring income of R$457.3 million, and the corresponding tax benefit is to be spread across a period of up to ten years.

Acquisition of Cotochés (dairy products) - On April 2 2008, Perdigão acquired Cotochés, a traditional industry in the dairy products segment in the state of Minas Gerais. The investment totaled R$ 51 million, plus R$ 9.4 of net asset. Cotoches portfolio includes about 50 items, among them, long life milk (UHT), powdered milk, cheeses, butter, cream cheese, cream milk, fermented milk and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

In December 31, 2008, we merged the wholly owned subsidiary Maroca & Russo Indústria e Comércio Ltda. (Cotochés). into Perdigão S.A., generating goodwill of R$41.6 billion.

Plusfood Acquisition - Through our controlled companies, Perdigão Holland BV and Perdigão Agroindustrial, on January 2 2008, we signed a purchase agreement for the total shares issued by Plusfood amounting to a total of €31.2 million (R$ 45 million), thus making us the first Brazilian company in the food sector to acquire European industrial operations.

Plusfood specializes in beef and poultry-based products and controls two important brands in the European market: Fribo, the brand under which it sells hamburgers, and also acquired by us; and Friki, a brand which sells poultry based products and which may be used by us for a period of up to three years as from December 6 2007.

Plusfood has an installed production capacity of about 20 thousand tons of finished products annually and its annual sales amount to about €70 million (about R$184 million). Plusfood has three plants: the largest in Oosterwolde in the Netherlands, where it also operates its research department and technological center; one in Wrexham in the United Kingdom which operates a hamburger unit with growth potential; and one in Constanza, Rumania, which is strategically located to serve the Eastern European market. However, Plusfood’s main market is the countries of Western Europe.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Main investments

R$ million

New business	Announcement /Conclusion	Investments*	Location	Description
PLUSFOOD Meat processing	May 22, 2007 Jan 2, 2008	R$ 45	Oosterwolde - The Netherlands Wrexham - United Kingdom Constanza - Romenia	Acquisition of 100% of the Company, with 3 units in Europe
ELEVA Dairy Products and Meats	Oct 30, 2007 Feb 22, 2008	R$ 1,676	Argentina, Brazil (Bahia, Goiás, Mato Grosso do Sul, São Paulo and Rio Grande do Sul)	Acquisition of 100% of the Company - 46% in cash and 54% in shares
COTOCHÉS Dairy products	April 2, 2008	R$ 54	Ravena and Rio Casca - MG	Acquisition of 100% of the company with 2 industrial units
DAIRY PRODUCTS PLANT	June 10, 2008 Feb, 2010	R$ 65	Três de Maio - RS	Unit under construction
MEAT PROCESSING	Sep, 17 2007	R$ 100	Bom Conselho - PE	Unit under construction: 18-24 months
DAIRY PRODUCTS PLANT	Sep, 17 2007 Second half 2009	R$ 70	Bom Conselho - PE	Unit under construction: 16-24 months
NOVA MUTUM EXPANSION Poultry Slaughter	Aug, 17 2007 Second half 2010	R$ 130	Nova Mutum - MT	Increase in production capacity
AGROINDUSTRIAL COMPLEX Special Poultry - Turkey	March 20, 2007 Sep 2008	R$ 240	Mineiros - GO	Increase in production capacity

* Total investments

We expect to make capital expenditures of approximately R$600 million to R$700 million each year, considering our actual projections, not including acquisitions of new businesses. However, time to time we revew our investment necessity and we can not guarantee that volume.

2009 PERSPECTIVES

Perdigão will continue to concentrate on completing the consolidation of its businesses, on the capture of synergies and in reducing costs as part of the process of incrementing returns. In the light of the current global context, the Company will further refine its policy of risk management in order to ensure that the solid financial position, achieved to date, remains in place going forward.

Perdigão began 2009 with a policy of slimming down inventory in anticipation of possible falling demand in Russia and Europe and in the light of the reduction in orders from Brazilian retailers — a situation that will tend to return to normal from the beginning of the second half.

Despite this trading environment, Perdigão intends to grow its business both in terms of volume as well as sales revenue, benefiting from the wide range of products that it is able to offer the market. Set against a less favorable global economic background, revenues should increase at a slower pace than has been the case in years past, albeit on a continued sustainable basis in tandem with the same return on investments.

The Terra Nova Project will contribute towards realizing these objectives by implementing a new commercial model, results being expected from the second half of 2009 in Brazil and overseas.

Another major challenge for the year is the preparation of the longterm strategic plan, which will set targets up to 2015. Just as with the current action plan through 2011, so the next will have internationalization as one of it priorities, a process that is gaining traction each year as the Company grows into one of the largest businesses in the world food industry.

The discipline of taking a long-term view of chosen markets, permanently evaluating the risks and analyzing the opportunities are a critical part of the Company’s operations based on gradual and solid growth.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Perdigão is already in the process of making the necessary adjustments in alignment with recent Brazilian legislation on the adoption of international standards of disclosure such as the International Financial Reporting Standards - IFRS for financial statements.

Domestic market

In spite of a highly complex global environment, Perdigão is maintaining its growth targets for the Brazilian market, benefiting from the effective growth in personal incomes over the past few years. Under tighter credit conditions, the consumer tends to spend more on food thus presenting opportunities for the Company given its portfolio comprises a comprehensive mix of products meeting the full spectrum of customer demand.

The Company intends to expand its sales of higher added value products both in processed meats (elaborated, specialty and frozen), and also other processed products (pastas, pizzas, dairy products, margarines, frozen vegetables, among others).

Exports

Perdigão plans to ramp up operations at its Plusfood plants in Europe and break into new markets worldwide as part of the Company’s process of internationalization.

The principal objectives in export markets are (i) to increase sales volume in meat products, encompassing both in natura and also processed items, with a strategic focus on increasing business in this market; (ii) to increment the export of items specifically targeting retail and food service segments in the European market; (iii) to climb the ranking from third to second largest Brazilian exporter of dairy products, particularly of higher value added Batavo branded products; (iv) to enhance and reposition the Company’s brands in each of its existing markets (Perdix, Fazenda, Batavo); and (v) to implement Total Perdigão Service (ATP) in the overseas operations.

Operating management

With the objective of gains in productivity at its units, Perdigão will continue to invest in automation and in the implementation of new technologies, as well as maintain an efficient environmental management structure model for preserving natural resources and controlling the consumption of water and energy.

Organized by business activity, the production area is made up of units grouped into regional areas. The meats business together with other processed products is composed of six regional areas: Rio Grande do Sul, Santa Catarina, Paraná, Goiás, Mato Grosso and Pernambuco.

The structuring of the dairy products business, given its recent nature, is currently being implemented along the same lines. In the margarines segment, Perdigão operates through Up Alimentos, a joint venture with Unilever.

Unlike recent years when its priority was new acquisitions, in 2009, the Company will prioritize the consolidation of the businesses and the capture of synergies. Part of this move towards closer integration is the adaptation of the supply chain, reducing expenses through amalgamating the delivery of different products and the adoption of a common system across the entire operating spectrum.

The goals established for each business unit are:

•                  Consolidation of investments in the state of Goiás and continuation of initiatives already taken in the Brazilian Midwest;

•                  Continued construction of the Bom Conselho Agroindustrial Complex (PE), consisting of one dairy products unit, a specialty meat products plant and a distribution center;

•                  Increasing beef cattle slaughtering in Mirassol D’Oeste (MT) to full capacity;

•                  Certifying industrial units to meet the requirements of new markets;

•                  Continuing the ATP process, reinforcing enhanced responsiveness to customer needs;

•                  Expansion of the Milk Fidelity project, a series of solutions and incentives for producers to guarantee productivity and improve milk quality. Implemented at Bom Conselho, the program is being extended to other states.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The integration of the companies acquired in the past two years is expected to result in a significant reduction in expenses with an increase in production scale, integration of the supply chain, distribution and warehousing, optimization of the sales team and the adoption of more advanced technology.

Financial management

Perdigão will continue to pursue a policy of balanced resource application, calculating the inherent risks of each operation, and thus maintaining the solid financial position achieved in 2008 and ensuring liquidity and returns to shareholders. The Company will also continue to employ traditional protection mechanisms against volatility in grain prices, and interest and foreign exchange rates.

The principal focus in 2009 will be on financial management, consisting of improved risk management, a proactive posture for maintaining a balanced financial position, reducing possible market impacts and generating the necessary cash flow to satisfy working capital and investment requirements.

The Company believes that it can reduce the net debt/EBITDA ratio given the shift in strategic focus to more gradual growth rates and improving margins to a level appropriate to investment and working capital requirements.

Sustainability

Perdigão’s focus on growth with sustainability enhances intangible assets. These are viewed as important competitive advantages, contributing to meeting corporate targets. With the involvement of all stakeholders, we believe that it is possible to harmonize the policy of sustainability based on three pillars:

•                  Economic-financial: the long-term strategy is directed towards maintaining average growth reported over the last decade, to returns at higher margins, an effective increase in added value and the allocation of investments, these to form the basis of the next sustained growth cycle encompassing the period of the 2009-2015 business plan;

•                  Environmental: the development of innovative solutions for preserving and protecting the environment and surpassing the normal legal requisites, always factoring the environmental impact into economic feasibility studies;

•                  Social: seek to establish favorable conditions for improving the situation of the local population in regions where the Company has operations through the medium of social programs.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

14.03- OTHER INFORMATION CONSIDERED IMPORTANT A BETTER COMPREHENSION OF THE COMPANY

Shareholders’ composition on March 31, 2009

Shareholders’	Common Shares	%
Main shareholders (*)	74,303,777	35.90
Management:
Board of Directors / Executive Officers	332,707	0.16
Fiscal Council	—	0.00
Treasury shares	430,485	0.21
Other shareholders	131,891,134	63,73
	206,958,103	100.00
Shares outstanding	131,891,134	63,73

(*) Shareholder’s are take part of Voting Agreement.

Shareholders’ composition on July 08, 2009

Shareholders’	Common Shares	%
Main shareholders (*)	72,461,290	29.62
Management:
Board of Directors / Executive Officers	3,401,673	1.39
Fiscal Council	—	0.00
Treasury shares	430,485	0.18
Other shareholders	168.302.212	68.81
	244.595.660	100.00
Shares outstanding	168.302.212	68.81

(*) Shareholder’s are take part of Voting Agreement.

Shareholders’ composition on March 31, 2008

Shareholders’	Common Shares	%
Main shareholders (*)	79,352,377	38.34
Management:
Board of Directors / Executive Officers	332,873	0.16
Fiscal Council	—	—
Treasury shares	430,485	0.21
Other shareholders	126,842,368	61.29
	206,958,103	100.00
Shares outstanding	126,842,368	61.29

(*) Shareholder’s are take part of Voting Agreement.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Holders of more than 5% of voting capital, in March 31, 2009:

Shareholders’	Common Shares	%
PREVI – Caixa Prev. Func. Bco Brasil (1)	29,305,291	14.16
PETROS – Fund. Petrobrás Seg. Soc. (1)	24,924,263	12.04
Fundo Bird (2)	15,015,867	7.26
Fund. Telebrás Seg. Social – SISTEL (1)	8,284,932	4.00
VALIA – Fund. Vale do Rio Doce (1)	7,695,352	3.72
Real Grandeza Fundação de APAS	1,807,407	0.87
FPRV1 Sabiá FI Multimercado Previd. (3)	2,286,562	1.10
	89,319,644	43.16
Outros	117,638,459	56.84
	206,958,103	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies and they are parties in the Voting Agreement.

(2) Not part of the Voting Agreement.

(3) Investment fund exclusively held by Fundação de Assistência e Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

Holders of more than 5% of voting capital, in July 08, 2009:

Shareholders’	Common Shares	%
PREVI – Caixa Prev. Func. Bco Brasil (1)	29,314,222	11.98
PETROS –Fund. Petrobrás Seg. Soc. (1)	24,924,263	10.19
Fundo Bird (2)	14.915.867	6.10
Fund. Telebrás Seg. Social – SISTEL (1)	8,240,891	3.37
VALIA – Fund. Vale do Rio Doce (1)	7,695,352	3.15
FPRV1 Sabiá FI Multimercado Previd. (3)	2,286,562	0.93
	87,377,157	35.72
Outros	157,218,503	64.28
	244,595,660	100.00

(1) The Pension Funds are controlled by participating employees of the respective companies and they are parties in the Voting Agreement.

(2) Not part of the Voting Agreement.

(3) Investment fund exclusively held by Fundação de Assistência e Previdência Social do BNDES – FAPES. The common shares currently held by the fund are bound by the Voting Agreement.

Shareholders’ composition of controlling shareholders, executive officers and fiscal council on March 31, 2009:

Shareholders’	Common Shares	%
a) Controlling shareholders	74,303,777	35.90
b) Executive officers and Fiscal Council	332,707	0.16

Executive Officers and Fiscal Council

Shareholders’	Common Shares	%
Board of Directors – Direct participation	332,384	0.16
Executive Officers	323	0.00
Fiscal Council	—	—

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Shareholders’ composition of controlling shareholders, executive officers and fiscal council on July 08, 2009:

Shareholders’	Common Shares	%
a) Controlling shareholders	72,461,290	29.62
b) Executive officers and Fiscal Council	3,401,673	1.39

Executive Officers and Fiscal Council

Shareholders’	Common Shares	%
Board of Directors – Direct participation	3,401,350	1.39
Executive Officers	323	0.00
Fiscal Council	—	—

Free Float shares

On March 31, 2009 there were 131,891,134 common shares outstanding (free-floating), 63.73% of total issued.

On July 8, 2009 there were 168,302,212 common shares outstanding (free-floating), 68.81% of total issued.

7) Compromissory Clause

The Company is related to the arbitration at the Capital Market Arbitration Chamber, according to the Compromissory Clause that is part of the Campany’s Bylaws.

07.09.09 - MATERIAL FACT NOTICE

The management of BRF – Brasil Foods S.A. (“BRF” or the “Company”) (formerly named Perdigão S.A.), hereby informs the public, in accordance with the terms of CVM Instructions No. 319/99 and No. 358/02, that on July 8, 2009 the general meeting of the Company was organized and held, that notice was provided by publication of the Notice on June 22, 2009, and that the following matters were approved by the majority:

(a)           Amendment to Section 1 of the Bylaws in order to change the corporate name from Perdigão S.A. to BRF — Brasil Foods S.A;

(b)           Amendment to Section 2 of the Bylaws in order to change the head offices from the city of São Paulo (State of São Paulo) to the city of Itajaí (State of Santa Catarina);

(c)           Approval of the “Protocol and Justification of Merger of Shares issued by HFF Participações S.A. (“HFF”) by Perdigão S.A.”, entered into by the officers of PERDIGÃO and the officers of HFF;

(d)           The merger of shares of HFF with BRF, as well as the capital increase of BRF in connection with such merger in the amount of R$1,482,889,902.75 upon the issuance of 37,637,557 new common shares, without face value.

The shareholders of HFF, in substitution for each merged common share, received 0.166247 common shares without

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

face value issued by BRF, as stated in the Material Fact Notice published on May 19, 2009.

The capital stock of BRF after merger of the shares of HFF is now R$4,927,933,697.75, divided into 244,595,660 common shares without face value.

Upon merger of its shares with HFF, BRF became the controlling company of Sadia S.A., and indirectly holds 226,395,405 common shares without face value of that company, which is the first phase of the unification of the operations of BRF and Sadia, as set forth in the Association Agreement referred to in the Material Fact Notice published on May 19, 2009.

São Paulo, July 9, 2009.

Leopoldo Viriato Saboya

Finance and Investor-Relation Officer

BRF- BRASIL FOODS S.A.

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of Sadia are advised to read the information document provided in respect of the association between SADIA and PERDIGÃO, considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by PERDIGÃO to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. PERDIGÃO expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with PERDIGÃO, if available.

07.07.09 - PERDIGÃO AND SADIA SIGN AN APRO AGREEMENT WITH CADE

The Administrative Council for Economic Defense (the Brazilian anti-trust authority) — CADE, today (July 7) signed a Transaction Reversibility Preservation Agreement (APRO) with Perdigão and Sadia in respect of the Association Agreement between the two companies.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

This Agreement follows negotiations between the companies and CADE, the purpose being to ensure the reversibility of the Association Agreement until a final ruling from the anti-trust authority. The APRO provides for measures to preserve continued competition between the companies while the effects of a future merger are still being examined.

São Paulo, July 07, 2009.

Leopoldo Viriato Saboya	José Luís Magalhães Salazar
Chief Financial Officer and Investor Relations Officer	Chief Financial Officer and Investor Relations Officer
PERDIGÃO S.A	SADIA S.A.

06.30.09 - MATERIAL FACT NOTICE

The management of PERDIGÃO S.A. (“PERDIGÃO” — Bovespa: PRGA3; NYSE: PDA) and of SADIA S.A. (“SADIA” — Bovespa: SDIA3 and SDIA4; NYSE: SDA; LATIBEX: XSDI; and, together with PERDIGÃO, the “Companies”) announce, pursuant to CVM Instruction No. 358/02, that the European antitrust authority (“European Commission”) have formally agreed to the association between SADIA and PERDIGÃO, as set forth in the Association Agreement mentioned on the Material Fact Notice published on May 19, 2009.  The examination of the transaction by the Brazilian antitrust authorities is still pending.

São Paulo, June 30, 2009.

Leopoldo Viriato Saboya	José Luís Magalhães Salazar
Chief Financial Officer and Investor Relations Officer	Chief Financial Officer and Investor Relations Officer
PERDIGÃO S.A	SADIA S.A.

06.30.09 - ANNOUNCEMENT OF A MATERIAL FACT

The management of PERDIGÃO S.A. (“PERDIGÃO” — Bovespa: PRGA3; NYSE: PDA) wishes to notify the market at large, pursuant to the CVM Instructions No. 319/99 and No. 358/02, in addition to the material fact dated as of May 19, 2009 jointly published by PERDIGÃO and SADIA S.A. (“SADIA” — Bovespa: SDIA3 e SDIA4; NYSE: SDA; LATIBEX: XSDI) and to the information already disclosed to the market, the following:

(i)            According to the call notice of PERDIGÃO’s Extraordinary General Meeting, as published on June 22, 2009, to be held on July 08, 2009, the management of PERDIGÃO (PERDIGÃO’S corporate name shall be changed to BRF — Brasil Foods S.A. “BRF”) and HFF PARTICIPAÇÕES S.A (“HFF”) entered into a “Protocol and Justification for Merger of Shares

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

issued by HFF Participações S.A. by Perdigão S.A.” (“Protocol”). The Protocol was already filed before CVM and BOVESPA on June 23, 2009, as well as was disclosed to the market on PERDIGÃO’s website on the same date.

(ii)           As previously informed, the merger of shares issued by HFF by PERDIGÃO (“Merger of Shares”) is related to the transaction aiming at the future combination of the operations of PERDIGÃO and SADIA (“Association”).

(iii)          The Association is expected, after being approved by the Brazilian antitrust authorities, to enable a reduction of unnecessary costs and gains in operational scale, which will in turn, permit higher levels of investment and a higher rate of growth on a sustainable basis in benefit of shareholders, employees, suppliers and, mainly, consumers of PERDIGÃO’s and SADIA’s products.

(iv)          The Protocol ratified the exchange ratio established in the Association Agreement and the shareholders of HFF shall receive 0.166247 common share issued by BRF for each common share issued by HFF. Common share fractions resulting from the substitution of the position of each shareholder of HFF that does not enter into agreement with other shareholders of HFF in such a way as to form whole numbers, shall be rounded down, to the nearest whole number and the difference shall be paid in cash by BRF within 30 (thirty) business days as from the receipt of the funds accruing from the sale on the BM&FBovespa S.A. — Securities, Commodities and Futures Exchange, of the shares corresponding to the sum total of share fractions.

(v)           The common shares of BRF to be assigned to the shareholders of HFF, in exchange for their shares in HFF, shall have the same rights attributed to the then outstanding shares of BRF at the time.

(vi)          By the date of the Merger of Shares, HFF shall be the holder of at least 131,070,000 common shares issued by SADIA, and at most, 231,236,725 common shares issued by SADIA. As a consequence, only by the date of the Merger of Shares will be determined: a) the number of common shares of BRF to be assigned to the shareholders of HFF, in exchange for their merged shares due to the Merger of Shares; b) the total amount of BRF’s capital increase due to the Merger of Shares; and c) the amount and conditions of goodwill and its benefiting by BRF.

(vii)         The exchange ratio of HFF shares for BRF’s shares mentioned to item iv, and set forth in the Association Agreement, was based on the economic value of the companies, in accordance with the appraisal report prepared by Banco de Investimentos Credit Suisse First (Brasil), which shall be updated until July 8, 2009, when it will be held PERDIGÃO’S Extraordinary General Meeting to deliberate on the Merger of Shares.

(viii)        The exchange ratio of HFF shares for shares of BRF was based on the following assumptions: (a) the capital stock of HFF will be composed exclusively of common shares and in a number equal to the total number of common shares issued by SADIA held by HFF; (b) HFF shall have no liabilities, and its assets shall correspond to SADIA’S common shares; and (c) HFF shall have funds availability that do not exceed R$800.00 (eight hundred Reais).

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(ix)           The shares of HFF to be merged by BRF were appraised at their economic value, according to the appraisal report prepared by Planconsult Planejamento e Consultoria Ltda. on December 2008, taking into consideration the subsequent events described in the respective appraisal report. The equity variations occurred at HFF until the date of the general meeting that will deliberate on the Merger of Shares issued by HFF by BRF shall be borne exclusively by HFF and after implementation of the Merger of Shares such equity variations shall be reflected in BRF’s accounts as a result of the application of the equity method of accounting.

(x)            The appraisal reports referred on items (vii) and (ix) above were prepared with no conflict or communion of interests, current or potential, with the controlling or minority shareholders of BRF or any other related companies and its shareholders. Both appraisal reports were filed before CVM and BOVESPA on June 23, 2009, as well as were available to the shareholders at PERDIGÃO’s head offices since the date mentioned above.

(xi)           The shareholders of BRF that decide to withdraw from the company will be reimbursed of the respective shares according to the applicable law.

(xii)          BRF and HFF do not hold reciprocal equity interests.

(xiii)         The costs to be incurred with the implementation of the Merger of Shares are estimated in an amount not exceeding R$ 3.0 million, including accountants’, appraisers’  and attorneys’ fees and publication expenses.

São Paulo, June 30, 2009.

Leopoldo Viriato Saboya

CFO and Investors Relations Officer

PERDIGÃO S.A

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.

U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information. Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov. A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements.

Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements.

Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur.

Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.

06.23.09 - PERDIGÃO IS CHOSEN AS THE BEST COMPANY IN CORPORATE GOVERNANCE

For the second consecutive year, Perdigão has been named the IR Magazine Awards’ Best Company in Corporate Governance among Brazilian companies listed on the BM&FBovespa, among others in the category ranking: Itaú-Unibanco, Lojas Renner, Natura e Vale. Now in its fifth year, the Awards also ranked the company among the five best in the Investor Relations Program (large cap), Investor Relations Executive (large cap) and Conference Call categories.

Sponsored by IR Magazine, jointly with Revista RI e and the Brazilian Investor Relations Institute — IBRI, the IR Magazine Awards are the most important event in the IR area, highlighting the excellence of both the companies and professionals in communicating with shareholders and also investor relations practices prevailing in Brazil.

The winners of the prize were selected through a broad-based independent poll of portfolio managers and investment research analysts with activities involving the equities’ market. Polling was carried out by the Brazilian Institute for Economics of the Getúlio Vargas Foundation — FGV. The result reflects 400 replies collected from consultations among more than 1,500 investment professionals and individual investors.

Perdigão has implemented rules of a high standard of corporate governance by adhering to BM&FBovespa’s Novo Mercado regulations and introducing a widely-held shareholding structure, mechanisms for protection and equal rights for its shareholders. In this way, the company has sought to add value with greater transparency and liquidity as well as creating the foundations for growth in its businesses based on economic, financial and environmental sustainability.

São Paulo, June 23, 2009

Leopoldo Viriato Saboya

CFO and IRO

Perdigão S.A.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

06.09.09 ANNOUNCEMENT TO THE MARKET

Perdigão S.A. (Bovespa: PRGA3; NYSE: PDA) wishes to notify the market that at a meeting of the Board of Directors held on June 9, 2009, approval was given to the establishment of the Special Independent Committee, composed of Mrs. Manoel Cordeiro Silva Filho, Rami Naum Goldfajn and Nelson Vaz Hacklauer, the first two being independent board directors and the last, a member of the management designated by the Board, who shall jointly present their opinion with respect to the exchange ratio for the incorporation of shares of the remaining shareholders of Sadia S.A., this operation being a component part of the Association Agreement signed between Perdigão and Sadia on May 19 2009, the subject of an Announcement of a Material Fact of the same date.

06.05.09 ANNOUNCEMENT OF A MATERIAL FACT

Pursuant to Article 157, paragraph 4 of Law 6.404/76, dated December 15, 1976, as amended, and in accordance with the terms of Article 2 of the Brazilian Securities and Exchange Commission (“CVM”) Instruction 358, as amended, and Article 7, paragraph 1 of CVM Instruction 471, dated August 8 2008 (“CVM Instruction 471”), Perdigão S.A. (“Perdigão” or the “Company”), wishes to announce that:

•              on June 5 2009, a filing was made with the Brazilian National Association of Investment Banks — ANBID (“ANBID”), in accordance with the authority granted to it by the CVM, pursuant to CVM Instruction 471 and the agreement signed for that end on August 28, 2008 between the CVM and ANBID, requesting registration of a primary public offering of common shares, with no nominal value, by the Company (“Offering”);

•              the Offering shall include, simultaneously: (a) the public distribution of common shares in Brazil in the over-the-counter market pursuant to CVM Instruction 400, as amended, and other applicable legal provisions, with sales efforts overseas; and (b) the distribution of common shares overseas, including in the form of American Depositary Shares - ADSs, evidenced by American Depositary Receipts - ADRs;

•              the Offering shall be limited to the Company’s authorized capital, to be increased in due course, and the effective number of shares to be issued, as well as the price per share relating to the Offering, shall be approved by the Company’s Board of Directors at a later date;

•              each one of the holders of the common shares issued by the Company resident and domiciled in Brazil, or with registered offices in Brazil (“Shareholders”) and the holders of common and preferred shares issued by Sadia S.A. (“Sadia”) resident and domiciled in Brazil, or with registered offices in Brazil (“Sadia Shareholders”) shall be granted a pro rata subscription right (the “Priority Offering”) within the scope of the Offering in Brazil (a) up to the amount proportional to the participation of each Shareholder and each Sadia Shareholder in the total capital stock of the Company as if the association between the Company and Sadia, pursuant to the association agreement signed on May 19, 2009 among the

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Company, HFF Participações S.A. (“HFF”) and Sadia (“Association”), which includes the incorporation of the shares issued by HFF, to be carried out by the Company, and the incorporation of the shares issued by Sadia, to be carried out by the Company, had already taken place, on the basis of the exchange ratio of 0.132998 common share issued by the Company for each ordinary or preferred share issued by Sadia, as disclosed in the announcement of a material fact of May 19, 2009 with respect to the Association (“Pro Rata Subscription Limit”); and (b) that have exceeded the Pro Rata Subscription Limit, by means of a request to reserve leftover shares in the Reserve Request, pursuant to the conditions of the Offering.  The determination of the Pro Rata Subscription Limit will be made at the close of business on July 7, 2009 (“First Cut-Off Date”), pursuant to the custody positions on this date of each one of the Shareholders and the Sadia Shareholders at the BM&F BOVESPA S.A. — Securities, Commodities and Futures Exchange (“BM&FBOVESPA”) or at the depositary institutions of the common shares issued by the Company and of the common and preferred shares issued by Sadia, as the case may be, disregarding share fractions, at the same time observing that, should the respective custody position of the Shareholder or the Sadia Shareholder, determined on the cut-off date of July 17, 2009 (“Second Cut-Off Date”) be more or less than the applicable custody position on the First Cut-Off Date, the Pro Rata Subscription Limit shall be adjusted to the applicable position of the Shareholder or Sadia Shareholder on the Second Cut-Off Date; and

•              the completion of the Offering is subject to the conditions of domestic and international capital markets, as well as to the granting of the respective registrations by the CVM and the United States Securities and Exchange Commission - SEC.

In the light of the various news items published in the media, the Company believes it is appropriate to remind shareholders that they should base their investment decisions solely and exclusively on information contained in the Offering Prospectus to be published following the examination of the Offering documents by ANBID and the CVM.

São Paulo, June 5 2009.

Leopoldo Viriato Saboya

CFO and Investor Relations Officer

This announcement does not constitute an offering to sell securities in Brazil, the United States or any other country. The offering or sale of securities in the United States is not permitted unless the securities are registered under the Securities Act of 1933 or an exemption from the registration requirements is available. Perdigão intends to register the offering in the United States. Any public offering of securities in the United States shall be made by means of a prospectus to be obtained from Perdigão and which shall contain detailed information about Perdigão and its management, as well as its financial statements.

06.03.09 ANNOUNCEMENT OF A MATERIAL FACT

The managements of PERDIGÃO S.A. (“PERDIGÃO” — Bovespa: PRGA3; NYSE: PDA) and SADIA S.A. (“SADIA” –

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Bovespa: SDIA3 e SDIA4; NYSE: SDA; LATIBEX: XSDI; SADIA and PERDIGÃO, jointly, denominated the “Companies”), pursuant to CVM Instruction 358/02, wish to notify the market at large that the conditions for implementing the Association Agreement mentioned in the Material Fact published on May 19 2009 have been complied with, namely: (i) the adhesion of the signatory shareholders pursuant to the vote of PERDIGÃO; (ii) the adhesion of the shareholders of SADIA representing more than 51% (fifty-one percent) of common shares issued by SADIA, and (iii) the indication to PERDIGÃO of the group of shareholders of SADIA which shall commit to acquire, either directly or indirectly, the shares issued by Concórdia Holding Financeira S.A.

The implementation of the corporate events contained in the Material Fact of May 19 2009 with a view to the association of PERDIGÃO and SADIA, continues contingent on the authorization of the antitrust bodies of jurisdictions in which the said legal requirement is necessary.

Further information on the association, required pursuant to CVM Instruction 319/99, shall be included in a new material fact to be published in due course.

São Paulo, June 3 2009.

Leopoldo Viriato Saboya	José Luís Magalhães Salazar
CFO and Investor Relations	CFO and Investor Relations
Officer	Officer

PERDIGÃO S.A	SADIA S.A

Important Notice

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Investors in American Depositary Shares (“ADSs”) of Sadia S.A. (“Sadia”) and U.S. holders of preferred shares of Sadia are urged to read the U.S. informational document regarding the association between Sadia and Perdigão S.A. (“Perdigão” and, together with Sadia, the “Companies”), when it becomes available, because it will contain important information.  U.S. holders of common shares of Sadia are urged to read any informational document or other materials prepared by Perdigão for common shareholders of Sadia regarding the association because they will contain important information.  Perdigão expects to submit copies of these documents to the U.S. Securities and Exchange Commission (“SEC”) when they are available, and investors and security holders may obtain free copies of these documents and other documents filed by the Companies with the SEC at the SEC’s website at www.sec.gov.  A copy of any informational documents prepared for holders of ADRs or U.S. holders of common or preferred shares of Sadia (when available) may also be obtained for free from Perdigão.

This communication contains forward-looking statements. These statements are statements that are not historical facts and are based on the current view and estimates of management of the Companies of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Companies, are intended to identify forward-looking statements. Statements regarding the structure and timing of any association between the Companies, business strategies, future synergies, future costs and future liquidity of the Companies, and pro forma results of operations and financial condition of the Companies are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including economic and market conditions in Brazil and globally, conditions in the industry of the Companies, any regulatory actions relating to the association, the ability of the Companies to achieve

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

projected synergies and the risk factors outlined by each of the Companies in their filings with the SEC and the Brazilian Comissão de Valores Mobiliários (CVM). There is no guarantee that the expected events, trends or results will actually occur. Any changes in the assumptions and factors on which these forward-looking statements are based could cause actual results to differ materially from current expectations.

05.19.09 MATERIAL FACT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

The Boards of Directors of PERDIGÃO S.A. (“PERDIGÃO” — BOVESPA PRGA3; NYSE: PDA) and SADIA S.A. (“SADIA” — BOVESPA: SDIA3 e SDIA4; NYSE: SDA; LATIBEX: XSDI) and, together with PERDIGÃO, the “Companies” inform to their shareholders and the market that an association agreement (“Association Agreement”) has been executed today by and between both listed companies and the holding company HFF Participações S.A. (“HFF”), which will hold the majority of common shares issued by SADIA, in order to allow, by means of the successive transactions described below, the combination of the operations of PERDIGÃO and SADIA (“Association”).

From the Association will result BRF — Brasil Foods S.A. (“BRF”), with head offices in the city of Itajaí, Santa Catarina. The steps for the creation and implementation of the Association are described below.

The execution of the Association Agreement was approved by the Boards of Directors of PERDIGÃO and SADIA and its terms will be submitted for the adhesion of the shareholders of SADIA, which will become the shareholders of HFF (“HFF Adhering Shareholders”) and the common shareholders of PERDIGÃO that are signatories of the PERDIGÃO Voting Agreement (“PERDIGÃO Adhering Shareholders”).

The effectiveness of certain obligations set forth under the Association Agreement shall be subject to: (i) the adhesion by the PERDIGÃO Adhering Shareholders; (ii) the adhesion by the holders of more than 51% (fifty one percent) of SADIA’s common shares, which will contribute such shares to the capital stock of HFF; and (iii) indication to PERDIGÃO, until the date of the Share Merger of HFF, of the group of SADIA Adhering Shareholders which will be obliged to acquire directly or indirectly, the shares issued by Concórdia Financeira.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The Association Agreement will be automatically terminated in the event that the conditions referred in the previous paragraph are not met within 15 (fifteen) days from May 19, 2009.

The Association will comprise:

(i)            the change of the denomination of PERDIGÃO to BRF and the merger of the shares issued by HFF into BRF, which could then be followed by the merger of HFF into BRF;

(ii)           the corporate restructuring of BRF, SADIA and HFF; and

(iii)          the merger of the shares (incorporação de ações) issued by SADIA into BRF.

The merger of the shares issued by HFF into BRF will be subject to (i) the sale by SADIA, upon the approval by the competent corporate bodies of SADIA, of the totality of the shares issued by Concórdia Holding Financeira S.A., a company controlled by SADIA that, in turn, controls SADIA’s subsidiaries Banco Concórdia S.A. and Concórdia S.A. — Corretora de Valores Mobiliários, Câmbio e Commodities, to a holding company controlled by the current controlling shareholders of SADIA; (ii) evidence, by HFF, that it is holder of more than 51% (fifty one percent) of the common shares issued by SADIA.

The share exchange ratio applicable to the shareholders of HFF in the merger of its shares into BRF will be 0,166247 common share of BRF for each common share of HFF. On the date of the merger, the capital stock of HFF will be divided into a number of shares equal to the number of SADIA’s issued common shares held by HFF.

In connection with the Association, the name of PERDIGÃO will be changed to BRF - Brasil Foods S.A. (“BRF”) and its headquarters shall be transferred to the city of Itajaí (Santa Catarina), Brazil.  The By-Laws of PERDIGÃO will also be amended to provide for: (i) 11 (eleven) directors as the maximum number of members of the Board of Directors of the company; and (ii) a co-chairman structure for the Board of Directors of the company. By the same corporate act, the shareholders will approve the election of three new members of the Board of Directors, appointed by the shareholders of HFF, one of whom will be the co-chairman of the Board of Directors of the company until the Ordinary Shareholders Meeting of BRF (Assembleia Geral Ordinária) to be held in 2011.

Simultaneously with the amendments to PERDIGÃO’s By-Laws, the By-Laws of SADIA will be amended in order to increase the maximum number of its Board of Directors to 12 (twelve) members. By the same corporate act, the shareholders will approve the creation of a co-chairman structure in the Board of Directors of the company and will approve the substitution of some of the current members of the Board of Directors, in order to assure that such body is composed by the same persons which will be elected for the Board of Directors of BRF, being one of them the Co-Chairman of the Board of Directors. The representative elected in separate by the holders of preferred shares on the Ordinary Shareholders Meeting held on April 27th 2009 shall remain in office.

Subsequently, there will be a merger of shares issued by SADIA into BRF, for which the applicable share exchange ratio

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

will be 0,132998 common share of BRF for each common and preferred share of SADIA. This share exchange ratio will be confirmed by the Special Committees of each of the companies, convened in accordance with the provisions of CVM’s Parecer de Orientação No. 35/08. On the date of the share merger, the dissident shareholders owner of common shares of SADIA will have the right to withdraw from such company, as established by the law.

The shares of BRF will continue to be listed on the Novo Mercado of BM&F BOVESPA, and American Depositary Receipts (“ADRs”) representing such shares will continue to be traded on the New York Stock Exchange (“NYSE”). The ADRs of SADIA will be converted into ADRs of BRF on the Share Merger of SADIA into BRF, in the proportion equivalent to the merger of the preferred shares.

Simultaneously with the events mentioned above, BRF intends to carry out a public offering of common shares to raise funds in an estimated amount of R$4 Billion. BRF will use its best efforts to assure the priority in the allocation of the shares to all of PERDIGÃO/BRF’s shareholders and, if the Share Merger of SADIA into BRF had not been concluded, to all of SADIA’s shareholders. (in the latter event, up to the stake that they would have been allocated in BRF if the Share Merger of SADIA into BRF had already occurred).

The Association Agreement will be submitted for approval by the Brazilian Antitrust authorities (Administrative Council for Economic Defense - CADE; Secretariat of Economic Law - SDE; and Secretariat for Economic Monitoring -SEAE).

The implementation of the Association will also depend on the submission of the transaction to the Antitrust Authorities of other jurisdictions, to the extent required by applicable law, by virtue of the conduction of businesses by PERDIGÃO and SADIA.

Other information about the Association required by the CVM Regulation nº 319/99 will be disclosed by additional Material Fact Notices, which will be promptly published.

The documents related to the Association will be available to the shareholders of the Companies from the date of the publication of the call notice of the above mentioned Shareholders Meetings, at the addresses indicated bellow, from 9:00 a.m. through 5:00 p.m., upon the presentation of a document providing evidence of the ownership of shares issued up to 2 (two) days before the date thereof. Further information may be obtained via telephone from Edina Biava (55-11) 3718-5465/5301/5306 or via telephone from José Luis Magalhães Salazar (55-11) 2113-3552.

Addresses:

(i)	PERDIGÃO’s Shareholders
Av. Escola Politécnica, 760
São Paulo, SP.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

(ii)	SADIA’s Shareholders
Rua Senador Atílio Fontana, 86
Concórdia, SC.

São Paulo, May 19, 2009.

Nildemar Secches	Luiz Fernando Furlan
Chairman of the Board of Directors	Chairman of the Board of Directors
PERDIGÃO S A	SADIA S.A

Jose Antonio do Prado Fay	Gilberto Tomazoni
CEO (Chief Executive Officer)	CEO (Chief Executive Officer)
PERDIGÃO S.A	SADIA S.A

Leopoldo Viriato Saboya	José Luiz Magalhães Salazar
CFO (Chief Financial Officer and Investor Relations Officer)	CFO (Chief Financial Officer and Investor Relations Officer)
PERDIGÃO S.A	SADIA S.A

05.14.09 PERDIGÃO REPORTS FIRST QUARTER SALES OF R$ 3 BILLION

Perdigão closed its first quarter balance sheet for 2009 with gross sales of R$ 3 billion, 7% more than the same period in 2008. The result was driven principally by the domestic market, which reported growth of 8.3% against the same period in the preceding fiscal year, especially in the dairy products market, that presented positive results.

Exports amounted to R$ 1.1 billion, a growth of 4%. The international market was particularly difficult in the first quarter due to a reduction of 22.4% in average prices in FOB dollars.

In spite of unfavorable trading conditions, Company meat export volumes were 5% higher and revenues from this activity 6.3% up in comparison with the same period in 2008.

EBITDA reached R$ 117.8 million, equivalent to a 4.5% margin against 7.6% in the first quarter of 2008. The Company reported a first quarter 2009 net loss of R$ 226 million. If the tax loss recognized with the incorporation of the Perdigão Agroindustrial S.A. subsidiary were excluded then the net result would have been a negative R$ 94 million.

Quarterly results reflect a tumultuous international scenario. The principal factors responsible for narrower margins in the period were the sharp decline in export market prices, oversupply in the domestic market and increased production costs and selling expenses due to the loss of exports sales.

Most of the investments of R$ 119.7 million made by the Company in the period were allocated to productivity initiatives, improvement in production lines and to construction work at the Bom Conselho unit (dairy products) in the state of Pernambuco and the Três de Maio plant in the state of Rio Grande do Sul (powdered milk processing unit).

NUMBER FOR THE QUARTER

R$ million

	1Q09	1Q08	Change %
Gross Sales	3,035	2,847	7%
Domestic Market	1,887	1,743	8%

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Exports	1,148	1,104	4%
Net Sales	2,603	2,462	6%
Gross Profits	535	536	0%
Gross Margin	20.6%	21.8%	—
EBIT	4	91	(95)%
Net Income	(226)	51	—
Adjusted Net Income	(94)	51	—
Adjusted Net Margin	(3.6)%	2.1%	—
EBITDA	118	186	(37)%
EBITDA Margin	4.5%	7.6%	—
Earnings per share *	(1.09)	0.25	—

* Consolidated earnings per share (in R$), excluding shares held as treasury stock.

05.12.09 ANNOUNCEMENT

Pursuant to CVM Instruction nº 358 of January 3, 2002, as amended, Perdigão S.A. (“Perdigão”) wishes to reiterate to the public its communication of April 24, 2009, in which it stated that it is in discussions with Sadia S.A. with a view to analyzing the feasibility of an association between these two companies.  However, at the present time, Perdigão and Sadia S.A. have not reached any agreement on the terms of any such association and have not signed any document, even of a preliminary nature, with respect to this matter.

Further, Perdigão informs that its continuing discussions should not be understood by the market as representing any kind of commitment by Perdigão with respect to the conclusion of any association between the companies.

Perdigão will appropriately and immediately announce to the market any concrete fact arising out of the discussions.

04.24.09 ANNOUNCEMENT

Pursuant to CVM Instruction 358 of January 3 2002, Perdigão S.A. announces that discussions have recommenced with Sadia S.A. with a view to the feasibility of an association between the two companies.

Further, we wish to notify that no document of a legal nature has been signed preliminary to this new round of discussions. We would add that no time frame has been set for concluding these discussions and such should not be understood by the market as representing any kind of commitment on the part Perdigão S.A. in relation to the finalization of the association between the companies.

Perdigão S.A. will make an appropriate and immediate announcement to the market on any definitive fact arising out of the discussions.

03.24.09 ANNOUNCEMENT

Perdigão S/A announces that today, March 24, three days following a serious fire at its Rio Verde agorindustrial complex, in the state of Goiás, full hog (5.6 thousand head/day) and partial chicken slaughtering activities were resumed. Approximately 300 thousand head of poultry, about two thirds of total capacity at the unit, have already been slaughtered today on the two lines in operation, production being largely for export.

Perdigão has reinforced its just in time system thus resulting the immediate transfer of finished products to ports, customers and third party warehouses, thereby covering the loss of storage capacity at the unit’s Distribution Center affected by the fire.

About 400 service providers from the mechanical, civil and electrical engineering areas have been mobilized on a round the clock basis to dismantle the affected areas as well as to work on the checking and repairing of the damaged systems.

Perdigão, would like to thank once more the efforts and dedication of all its work force, principally those based at the unit in question, who are spontaneously contributing to overcoming this lamentable occurrence — these initiatives having touched all of us.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

03.23.09 PERDIGÃO EXCEEDS R$ 13 BILLION IN SALES

Performance of sales and new businesses sustain the company’s good operating performance

In a challenging year, Perdigão become the market leader in the Brazilian food sector, ending the period by reporting a (very) good operating performance and complete absorption of new businesses, so underpinning its solid financial position.

Perdigão’s gross sales in 2008 reached R$ 13.2 billion, a growth of 69% compared with a year earlier.  This result reflects good performances in domestic and export markets, both of which reported an increase in sales volume and revenue terms, combined with the consolidation of the businesses acquired by the Company.

In the period, gross profits amounted to R$ 2.8 billion, a year-on-year improvement of 47%. EBITDA reached R$ 1.2 billion, an increase of 44.4% over 2007 thanks to strict cost control — helping to offset significant increases in raw material prices -, a reduction in expenses and a better product mix largely accounting for the 48.7% share of processed products in total sales.

Net income for the year of R$ 54.4 million was 83% lower than 2007 due to the Real’s devaluation against the US Dollar on financial expenses, with no cash disbursement, to a portion of the goodwill on acquisitions, recognized for the year, and to the effects of production adjustments and optimization.

Exports rose 58% in revenues and 34.8% in volume. Overseas sales were spearheaded by the meats business, which representing 97.3% of the total, with the Middle East, Far East, Eurasia and Europe, the leading export markets.

Gross sales to the domestic market reported an increase of 76.6%. Sales volume increased in all segments of the business, meats by 26.3%, dairy products, 305.7% and other processed products, 69.6%. The participation of domestic business as a percentage of total net sales was 56.3%.

In 2008, Perdigão concluded a cycle of major investments that will ensure growth momentum of its businesses and in its profitability over the next few years. Investments registered a growth of 179.4% in relation to the fiscal year 2007 out of a total R$ 2.4 billion, R$ 1.8 billion was invested in the acquisitions of Eleva, Plusfood and Cotochés.

The remaining R$ 628.4 million was expended on the expansion and modernization of lines at several different units of the company as well as new projects, key among which are the construction of the Distribution Center in Embu (SP) and the dairy products plant at the agroindustrial complex in Bom Conselho (PE).

NUMBERS FOR 2008

R$ million

	2008	2007	% Change
Gross Sales	13,161	7,789	69%
Domestic Market	8,104	4,589	77%
Exports	5,057	3,199	58%
Net Sales	11,393	6,633	72%
Gross Profits	2,759	1,873	47%
Gross Margin	24.2%	28.2%	—
EBIT	709	504	41%
Net Income	54	321	(83)%
Adjusted Net Income	155	335	(54)%
Adjusted Net Margin	1,4%	5,1%	—
EBITDA	1,159	803	44%
EBITDA Margin	10.2%	12.1%	—
Capex	2,396	857	179%
Earnings per share R$*	0.26	1.73	(85)%

* Consolidated Earnings per Share (in R$) excluding treasury stock

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION – IAN – December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

EXPORTS

Meat exports grew 54% in revenues and 32.9% in volume compared with fiscal year 2007. The increase in volumes of processed product sales in this segment was 25.5%, these figures including Plusfood’s activities.

Exports of dairy products totaled R$ 127.8 million. Shipments amounted to 15.8 thousand tons, largely powdered milk and butter. Processed products represented 22% of international sales, a growth of 38.8% in revenues and 27.4% in volumes.

The company has been adjusting its export business to partially offset the narrower margins resulting from a disproportional increase in costs of the leading inputs in relation to 2007. Average FOB prices in 2008 increased in US dollars by 24.7%.

However, average meat prices in Reais rose 16%, bearing in mind that the Real appreciated by a year-on-year in average compared with the US dollar. Average production costs were 18.7% above 2007 levels.

DOMESTIC MARKET

Perdigão’s domestic sales amounted to R$ 8 billion, of which 52.4% came from the meat business. Elaborated/processed meat products increased 11.3% in volume.

However, in-natura products jumped 142.5% in sales and 169.6% in volume. Margins were narrower due to the greater participation of poultry and pork in company sales following the merger of the Eleva business together with increased production costs during the year, influenced by key raw material prices.

Dairy products represented 34.6% of domestic sales, registering growth of 237.4% in revenue terms. Of domestic market business, processed products reported increases of 89.5% and 64.5%, respectively in sales and volume.

Milk sales encompassing the long life (UHT) and pasteurized product together with powdered milk business rose 590% in volume, a reflection of Eleva and Cotochés mergers.

Perdigão ended the year with the following market share: specialty meats — 25.7%; frozen meats — 35.5%; frozen pizza — 34.5%; ready to eat pasta — 37.4%; processed dairy products — 14%; margarines — 18%.

BEST OPERATING RESULT OF THE YEAR IN THE 4TH QUARTER

With gross sales 57% up on the same period for the preceding period,  Perdigão posted the best operating result of the year in the fourth quarter 2008. EBITDA growth was 93%, reaching a 15.2% margin against 12.5% in 2007.

The company’s total sales volume rose 56.8% between October and December last year. Domestic market sales rose 60.8%  — an increase of 16,9% for meats and 321.8% for dairy products — and sales exceeded R$ 2 billion.

Exports were up 51% in revenues during the quarter. This was a particularly positive performance in the context of falling international prices during the period and logistical problems due to flood damage at the ports used by Perdigão in the state of Santa Catarina.

The company reported a net loss of R$ 20 million in the quarter due to the recognition of a portion of the goodwill on acquisitions, the currency translation effect on financial expenses (R$ 318 million, although with no cash disbursement) and adjustments of production processes, reduction in costs and inventory destined to export market. Ignoring the amortized portion of goodwill, the net result would be R$ 8 million in the final quarter of 2008.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

	4Q2008	4Q2007	% Change
Gross Sales	3,576	2,276	57%
Domestic Market	2,278	1,417	61%
Exports	1,298	859	51%
Net Sales	3,058	1,922	59%
Gross Profits	912	556	64%
Gross Margin	29.8%	28.9%	—
EBIT	312	156	100%
Net Income	(20)	98	—
Adjusted Net Income	8	98	—
Adjusted Net Margin	0,3%	5.1%	—
EBITDA	465	240	93%
EBITDA Margin	15.2%	12.5%	—
Capex	116	291	(60)%
Earnings per share R$*	(0.10)	0.53	—

* Consolidated Earnings per Share (in R$) excluding treasury stock

03.21.09 NOTICE

Perdigão S/A reports a fire of medium intensity hit the facilities of the processed products unit of its agroindustrial complex located in the city of Rio Verde, state of Goiás, this Saturday morning, March 21st.

The plant was operative at the time of the fire. The Company’s fire brigade was mobilized, and managed to safely evacuate the nearly 3,000 employees who were working at the plant. Some of them had to be taken to the city’s hospital, with symptoms of smoke intoxication, and were discharged soon after.

The fire started at the boiler of the processed products unit, and spread to other areas of the complex due to the strong wind. The town’s and region’s Fire Department teams, in addition to the fire brigades of the surrounding companies, are still working to put out the flames, prioritizing the restraining of the ammonia tanks. The Company says so far no ammonia leakage has been occurred, differently from what some online channels have published.

The extent of the damages caused by the accident cannot be measured until the fire is completely under control.

03.20.09 Batavo becomes the official sponsor of Sport Club Corinthians Paulista

With an investment of R$18 million, the shirts of the club.s professional side and its development teams, will be stamped with the Batavo logo.

Two traditional names are uniting to show their force. Batavo, a Perdigão brand, has just closed a deal to become the official sponsor of Sport Club Corinthians Paulista in a venture which involves both the professional team and the development sides. With an R$18 million investment split between sponsorship of Corinthians and Marketing actions. Batavo is again becoming the principal sponsor of the club, embossing its name on the front and back of the team shirts. The first partnership between the brands took place when Batavo sponsored the club in the 1999-2000 season, a period considered .Timão´s. golden age of the last decade. The Batavo emblem brought Corinthians luck as they were crowned champions of the FIFA World Club Cup (2000), two-time champions of the Brazilian national league (1999) and Sao Paulo champions (1999).

While Batavo has consolidated its national status as a food brand concerned with well being and offering delicious and nutritious options for every meal of the day, Corinthians have returned to the Brazilian top-flight and landed the arrival of the country.s biggest football idol, Ronaldo, nicknamed .the Phenomenon., as their star player.

.This deal demonstrates the synergy of those involved since both parties find themselves at a time of growth and renewal, as well as nurturing an extremely affectionate relationship with their publics. Undoubtedly the charisma of Ronaldo, who inspires more than the club.s supporters in this football loving nation, will help to strengthen the emotional ties between Brazilians and Batavo. added Eric Boutaud, Marketing Director of the Batavo- Elegê Busines Unit.

The sponsorship of Corinthians does not merely entail conventional strategies such as putting the Batavo emblem on the playing, training and travel clothing of the players, on the interview backdrop or on the sponsorship boards at the training grounds, nor having players present at corporate events, increased on-screen attention for Batavo sponsor boards for

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

televised matches and the right to use the São Jorge park for Batavo events, but also original initiatives that will be developed mutually by the partnership.

Commitment to well-being

Encouraging sporting activities is a running theme at Batavo and is perfectly aligned with the .De bem com você. concept, which maintains Batavo.s interaction with its consumers every moment of the day, putting their needs and desires first. The company demonstrates this attitude in its portfolio which encompasses not only traditional milk and milk-based products, notably yogurts, but also cheeses and specialty meats, frozen products, ready-meals, soybased products and groceries amongst others.

.More and more, Batavo is strengthening itself for a new era. A brand aimed at well-being. Encouraging sport, especially with the new Corinthians sponsorship, reinforces this outlook,. concluded the executive.

Another of the company.s projects in the sporting world is its sponsorship of road races. Since 2006, Batavo has sponsored the Corpore Circuit of Road Races with the aim of motivating people to take up running, a form of exercise which has seen one of the greatest increases in popularity in Brazil. The brand has also just got the 2009 calendar underway by sponsoring the second Batavo Pense Light Race, part of the Corpore Circuit, which took place on 1st March and drew around 13 thousand entrants.

Throughout 2009 Batavo, and its sub-brand Pense Light, will invest in the sponsorship of other road challenges. At this point, seven Corpore Circuit races in São Paulo have already been confirmed and 20 Adidas Seasons. Circuits which will cover: São Paulo (SP), Rio de Janeiro (RJ), Belo Horizonte (MG), Porto Alegre (RS) and Brasília (DF).

03.16.09 ANNOUNCEMENT TO THE MARKET

Pursuant to CVM requirements in their official letter CVM/SEP/GEA-2/ 77/09 and in view of the news item in the Radar column of Veja magazine of March 15 2009, under the headline “A Sadigão ressuscita” (Sadigão resurrected), Perdigão S.A. announces in accordance with CVM Instruction 358 of January 3 2002, that, although preliminary discussions have taken place on an eventual association between this company and Sadia S.A., no agreement on the matter was reached between the two parties. There are thus no negotiations in progress as of this date.

03.11.09 ANNOUNCEMENT

In connection with the news being circulated by international agencies that the South Korean authorities have rejected a shipment of frozen chicken exported by Perdigão, owing to the alleged existence of traces of a substance known as Chloranphenicol, Perdigão hereby:

•                  guarantees that the substance known as Chloranphenicol is NOT used in the breeding of poultry for the company’s production lines.  This makes it absolutely impossible for traces of this antibiotic to have been found in products produced by the company;

•                  informs that the sale and use of this substance in the Brazilian farming and animal breeding industry has been prohibited by the country’s industrial and sanitary laws since 1998, and that the company complies rigorously with the regulatory standards and requirements applying to these activities;

•                  informs that the National Residue Control Plan developed and carried out by the Ministry of Agriculture, Cattle and Food Supply, based on samples taken between 2006 and 2008, certified that 100% of the tests carried out to detect the presence of Chloranphenicol failed completely to find any trace of the use of this active principle in the Brazilian farming or animal breeding industry;

•                  reiterates that the company’s technical quality control teams maintain strict control over all stages of its production chain, ensuring compliance with the applicable legislation in Brazil and in the more than 110 international markets which the company serves;

•                  denies the information being circulated and announces that it intends to contact the South Korean sanitary authorities in order to investigate the alleged occurrence, given the absolute impossibility that traces of this antibiotic can have been found in products produced by the company;

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                  informs that it has received no notification regarding the alleged occurrence from either the South Korean sanitary authorities or the Brazilian Ministry of Agriculture, Livestock and Food Supply.

01.05.09 PERDIGÃO RATIONALIZES DAIRY OPERATIONS

By reallocating production, the company will optimize its plant structure and reduce costs

Starting this month, Perdigão will reallocate the processing operations of Cotochés in Rio Casca (MG) and Elegê in Ivoti (RS).  The decision is designed to optimize the operations of the company’s nine other plants, located in five Brazilian states.

This rationalization will result in cost reductions without, however, diminishing production volumes. Perdigão’s Dairy Products Division decided to discontinue production at the Rio Casca and Ivoti units due to the small scale of their operations, their outdated technology and their proximity to other production units. The rationalization program does not envisage any further reallocation of production.

RIO CASCA

Starting this Monday, 01/05, part of Rio Casca’s processing operations will be transferred to the Sabará plant, which will produce fluid milk, aromatized milk and cream.  The production of cheese and cheese spread will be outsourced to other companies in the state of Minas Gerais. Other products will be reallocated to company plants in Itumbiara (GO) and Carambeí (PR).

The existing partnership with 380 milk producers in the region will be maintained and expanded by means of a loyalty program aimed at expanding the local milk basin, which today produces around 45 thousand liters/day.  For the time being, the Rio Casca plant will continue to receive and chill this production, which will subsequently be transported to the Sabará, Itumbiara and Carambeí production lines.

As a result of the discontinuation of the processing activities of this plant, 163 employees will be made redundant — with the return to work this Thursday (01/08) — of which some will be reallocated to the Itumbiara and Sabará plants.  Only 24 employees will remain in Rio Casca to man the milk reception, chilling and dispatching process.

IVOTI

The reallocation of the Elegê’s Ivoti processing operations to other plants in the state of Rio Grande do Sul will take place starting January 31. The approximately 30 thousand liters/day that it currently received from producers in the region will be directed to its Teutônia plant, which already produces UHT milk.  Elegê will try to use its Producers’ Club program to stimulate production in this milk basin, in order to meet demand from its other regional processing plants.

Ivoti’s C-type pasteurized milk production will be transferred to the São Lourenço do Sul and Santas Rosa plants.  Santa Rosa will also receive the cheese spread and fudge production lines, while the processed cheese and mozzarella cheese production lines will be transferred to Ijuí and Três de Maio.

The discontinuation of the processing operations at Ivoti will render the 70 employees working at the plant redundant.

12.09.08 ANNOUNCEMENT TO THE MARKET

Perdigão (PRGA3 Novo Mercado; PDA Level III ADR), one of the leaders in the Brazilian food market, informs that its wholly-owned subsidiary Batávia S.A. and CCPL have decided to amicably terminate the contract hitherto existing between them.

Batávia’s operations with CCPL will be transferred in December 2008 to the Cooperativa de Barra Mansa, also headquartered in the state of Rio de Janeiro.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

As informed previously, Perdigão is reviewing certain of its operating structures in light of its most recent acquisitions, with a view to reducing operating costs and rationalizing its internal processes.

11.27.08 ANNOUNCEMENT TO THE MARKET

Perdigão (PRGA3 — Novo Mercado; PDA — LEVEL III ADRs), one of the leading food sector companies in Brazil, announces that:

On November 27 2008, the Company received from BNDES ( Banco Nacional de Desenvolvimento Econômico e Social ) the disbursement of R$ 283,689,634.80, relating to a number of already completed capacity expansion investment projects.

Of these resources, R$240.3 million refer to different capacity expansion projects mainly in industrial units and R$43.4 million to the Nova Mutum — MT production expansion project.

11.19.08 ANNOUNCEMENT TO THE MARKET

Perdigão (PRGA3 — Novo Mercado; PDA — ADR Level III), one of the leading companies in the Brazilian food sector, hereby announces that:

1 - The Contract between Eleva /CCL contains an option to discontinue the operation;

2 — The high costs of the industrial operation have led Perdigão to decide for the contractual exercise due to impossibility of CCL reducing the operating costs;

3 - The operation of 15 million liters/month will be transferred to Malibu in 2009, where we will have an operating cost which is more adequate to the activity;

4 — The partnership with CCL will continue in the warehousing operations of the dairy products distributed in the city of São Paulo.

10.28.09 FAY TAKES OVER THE CEO’S POSITION AT PERDIGÃO

The succession planning process lasted more than a year, conducted transparently and objectively by Nildemar Secches

On Tuesday, October 28, Perdigão’s Board of Directors elected José Antonio do Prado Fay to the post of Chief Executive Officer, succeeding Nildemar Secches, who will remain as Chairman of the Board of Directors, a post that he has held jointly since last year.

Fay’s election is the culmination of a succession plan, which was initiated in April 2007. The plan has since been conducted with transparency and objectivity by Nildemar Secches and is considered to have been one of the most important stages in the Company’s corporate governance policy. Fay was nominated for the post by Secches himself in April of last year.

José Antonio do Prado Fay was born in Porto Alegre, state of Rio Grande do Sul and is 54. He graduated in mechanical engineering from the Federal University of Rio de Janeiro — UFRJ. Having completed his undergraduate course, he concluded a course in equipment engineering at Coppe/Petrobrás, one of Latin America’s most prestigious centers of learning and research.

Perdigão’s new CEO began his professional career at Petrobrás, where he worked for 11 years in the petrochemicals sector. Subsequently, he was Director of the Products Division of the Bunge group, Commercial and then Marketing Director of Electrolux and Director-General of Batávia.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Fay joined the Company’s Director-General’s office of the Perdigão Business unit in early 2007 when Perdigão’s management system was undergoing a broad-based restructuring with the adoption of the Business Unit model. Until then he was responsible for Batávia’s Director-General’s office.

Since his appointment as Perdigão’s CEO, Fay has worked more directly with Secches. He has been involved in more detailed discussions with the Company’s principal partners and the managerial team for defining directions as part of a long-term vision for the Company, the objective being to maintain Perdigão’s pace of growth and continual improvement in performance.

10.28.08 PERDIGÃO’S SALES GROW 80.4% IN THE THIRD QUARTER

Strong demand in the domestic and export markets sustain good performance

Perdigão ended the third quarter 2008 with gross sales of R$ 3.5 billion, 80.4% higher than the same period in 2007. Total sales volume for all the Company’s lines reported an increase of 89.3% (meats, dairy products and others). This result reflected the good performance registered in the domestic and export markets as well as the incorporation of the new businesses (Eleva, Plusfood and Cotochés).

On the back of this performance, the Company was able to minimize the effects of an accentuated oscillation in the prices of commodities and key raw materials in addition to a marked devaluation of the Real in relation to the dollar during the course of the quarter.

The Company’s EBITDA reported R$ 274.9 million, 20.7% higher than the third quarter 2007, the result of the reduction in expenses and better sales performance, in addition to consolidation of acquisitions made in the past year.

Exports were up by 70% in revenues (about R$ 1.4 billion) and 46.7% in volume (304.5 thousand tons). Demand continued intense, principally from traditional markets with the exception of Europe. This performance was reflected in improved margins despite the impact from the constant variations in financial markets of the global economy.

Sales of meats corresponded to 97.6% of export revenues. Average prices in this market posted an increase of 32.7% in US dollars-FOB compared with the third quarter 2007, and 7.8% on a quarter-on-quarter basis. Average prices for meats in Reais improved by 15% with the average cost, 22% higher against the same quarter last year.

Exports of processed products registered a significant performance, growing 49.1% over the same period in 2007. In the fourth quarter, the Company is to begin a program for ramping up dairy product exports.

Domestic market sales were R$ 2.0 billion, equivalent to an increase of 88% in relation to the third quarter 2007. The meat business reported growth of 28.7% in volumes during the quarter, accounting for 51.7% of sales to the Brazilian market. Dairy products represented 35.3% of sales while the remaining 13% was generated from sales of other products.

Processed products from all lines in the Company’s business — accounting for 63.8% of total sales to the domestic market — registered growth of 45.2% in sales and 26.6% in sales volume for the third quarter. However, the still significant share of in-natura poultry and pork meats as a percentage of total sales — the result of the merger with Avipal — created some pressure on margins due to production mix costs. However, this pressure is diminishing with each successive quarter as a function of adjustments in Perdigão’s indicators.

Dairy products (processed products and milks) posted a growth of 247% in sales revenue and 381.3% in sales volume for the quarter. The market in UHT milk, however, experienced a period of considerable price adjustment due to growth in supplies in excess of 20% compared with stability of demand. The result was a sharp fall in prices of about 30% in relation to the second quarter. Margins for the UHT milk segment were squeezed as a consequence in spite of the reduction in volume and a reduction in catchment costs.

Although the operating performance was good, the Company reported a net loss of R$ 25.4 million, reflecting the foreign exchange translation effect on financial expenses (R$ 200.9 million), without a cash effect, against a net income of R$ 90.2 million reported in the third quarter 2007.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

During the period, Perdigão maintained a currency exposure of approximately US$ 700 million, equivalent to three months of exports, which the Company customarily holds as an offset to its external operations.

Capital expenditures in the quarter came to R$ 193.3 million and were largely channeled to work on the Bom Conselho (PE) agroindustrial complex and upgrading the Company’s logistics structure. With respect the latter, particular emphasis was placed on the Embu Distribution Center (SP), which will be used to service the São Paulo city metropolitan region, Brazil’s largest consumer market.

NUMBERS FOR THE QUARTER

R$ million

	3Q08	3Q07	Change %
Gross Sales	3,487.5	1,933.4	80.4
Domestic Market	2,090.6	1,111.7	88.0
Exports	1,396.9	821.6	70.0
Net Sales	3,040.1	1,658.1	83.3
Gross Profits	686.2	494.7	38.7
EBIT	171.4	161.2	6.3
Net Income	(25.4)	90.2	—
EBITDA	274.9	227.7	20.7
Capex	193.3	287.6	(32.7)
Earnings per share R$*	(0.12)	0.54	—

SALES REACH R$ 9.6 BILLION FOR THE FIRST NINE MONTHS OF 2008

Perdigão’s sales were R$ 9.6 billion for the accumulated period from January to September 2008, an increase of 73.9% compared with the preceding fiscal year. The good performance reflects strong demand for animal protein in the international market as well as growth in real personal incomes domestically, benefiting food consumption.

In the first nine months of the year, exports amounted to R$ 3.75 billion, equivalent to an increase of 60.6%. Domestic market sales rose by 83.7%, reaching R$ 5.82 billion.

During the period, the Company’s capital expenditures were R$ 2.3 billion, of which R$ 1.8 billion was invested in the acquisition of Eleva, Plusfood and Cotochés.

HIGHLIGHTS OF THE ACCUMULATED PERIOD 2008

R$ million

	Accumulated 2008	Accumulated 2007	Change %
Gross Sales	9,585.2	5,512.6	73.9
Domestic Market	5,825.7	3,171.8	83.7
Exports	3,759.5	2,340.8	60.6
Net Sales	8,334.6	4,711.2	76.9
Gross Profits	1,847.2	1,317.0	40.3
EBIT	397.0	348.0	14.1
Net Income	(856.2)	223.8	—
Adjusted Net Income	128.1	223.8	(42.7)
EBITDA	694.5	562.3	23.5
Capex	2,287.4	566.7	303.6
Earnings per share R$*	(4.15)	1.35	—
Adjusted Earnings per share R$*	0.62	1.35	(54.1)

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

* Consolidated Earnings per Share (in R$), excluding treasury shares.

09.12.08 Best Listed Companies for Shareholders

On September 11, Capital Aberto magazine presented Perdigão with the Silver Award for the Best Listed Companies for Shareholders, in the Market Capitalization from R$ 5 to 15 billion category. This is the third occasion on which the award has been presented and involved the evaluation of 86 companies.

The ranking was prepared and implemented in partnership with Stern Stewart Consultancy and conducted under the guidance of Professor Alexandre di Miceli da Silveira, executive coordinator of the Center for Studies in Corporate Governance of FIPECAFI (Institute for Accounting, Actuarial and Financial Research Foundation). The criteria analyzed cover: liquidity, economic return of the Company (variation of the EVA between 2006 and 2007), economic return of the share (Total Shareholder Return — Cost of Capital), Corporate Governance and Sustainability.

Another prize recently won by Perdigão was Value Creation — Food Sector — 2007 edition, awarded by Abrasca - Brazilian Association of Listed Companies.

07.10.08 PERDIGÃO RECEIVES BB+ RATING FROM S&P

Standard & Poor’s Ratings Services assigned its BB+ long-term corporate credit rating to Perdigão.

The rating takes into consideration the Company´s consistent investment program and the challenge to establish itself as an important branded consumer product in both local and international markets.

The stable outlook incorporates the S&P expectation that Perdigão’s business profile will improve consistently by growing its operations abroad and diversifying its domestic product mix incorporating more value-added products.

In September 2007, the Moody´s Investors Service Attributed the rating Ba1 Global Local Currency Corporate Family to the Company. In accordance with this, the rating received from S&P is among the best in the protein industry in the world.

06.26.08 PERDIGÃO: WANG WEI CHANG WILL NOW ACT AS A MEMBER OF SENIOR ADVISORY BOARD

At a meeting of the Board of Directors held on Thursday, June 26, approval was given for the appointment of Wang Wei Chang to the Senior Advisory Board of the Perdigão Companies. As of this same date the officer in question ceases to exercise the post as Perdigão’s Chief Financial Officer and Director of Investor Relations.

In the 13 years that he has been the Company’s Chief Financial Officer, Wang has been responsible for the Financial, Investor Relations, Strategic Planning, Controller’s Office, Information Technology and Perdigão Services Center — CSP areas and during two years, he was responsible for Human Resources and Administrative areas.

Wang is leaving the Company pursuant to Board rules governing the retirement procedures for Executive Officers. He will now act as a member/counsel on the Advisory Board, providing support to the Company on strategic projects.

“It was a unique experience to be part of Perdigão’s growth path during this period together with a highly professional team with a keen strategic vision. The basis of our work was exactly consistent strategic planning, structured and executed with considerable discipline, persistence and accountability. This corporate posture opened the doors to raising resources, allowing Company’s elevation to a competitive international position to become a reality”, says Wang Wei Chang.

During Wang’s term, the Company’s market capitalization multiplied 35 times from R$ 200 million to R$ 10 billion.  In his post as CFO, Wang headed up the corporate team responsible for implementing various important and singular projects. Among these, of particular importance are: structured M&A operations; raising of funding via Public Offer; the Company’s listing on the New Market (Novo Mercado), transformation of the Company into a Corporation to include protection mechanisms to the shareholders; listing on the NYSE; implementation of EVA and the matricial budget, installation of the

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

SAP software, with the best platform of system in the world; creation of the Perdigão Services Center - CSP; corporate, administrative and financial restructuring and the Company’s certification pursuant to the Sarbox legislation. Thanks to this progress, the daily liquidity of Perdigão’s shares on the São Paulo Stock Exchange (Bovespa) and the ADRs on the NYSE has increased from US$ 200 thousand/day in 2002 to US$ 30.4 million/day in 2008.

Under Wang’s leadership, Perdigão was recognized with some major awards such as: Entrepreneurial Excellence; Best Investor Return; GVA 50 Ranking (Creation of Shareholder Value); Best Annual Report, Best Corporate Governance; Efficiency in Communication and Improvement in IR practices;  Shareholder Friendly Company; Best Investor Relations programs; Best Market Communication; Best CFO and Best Investor Relations Executive. Wang was also instrumental the Company becoming a component of the leading São Paulo Stock Exchange indices - the Bovespa Stock Index — Ibovespa, the Corporate Sustainability Stock Index - ISE and the Corporate Governance Stock Index - IGC.

The Board of Directors has elected Leopoldo Viriato Saboya to the Board of Executive Officers as Financial and Investor Relations Director with a term of office to expire in May 2009, in parallel with the other Executive Officers. Saboya is an agronomist with a Master’s Degree in Applied Economics from ESALQ/USP. He has worked at the Company since 2001 in the corporate finance, capital markets, strategic planning and competitive intelligence areas, being appointed to this management division in March.

Maurício Puliti has been appointed to head up the Strategic Planning, Controller’s Office and Legal areas, a position he took over in March of this year. Gilberto Antônio Orsato, Human Resources Officer, who is also responsible for the administrative area, has assumed the Information Technology and Perdigão Services Center — CSP areas.

The Board of Executive Officers of the Company with its term of office to expire in May 2009 is made up as follows:

Nildemar Secches (1)	Chief Executive Officer
Paulo Ernani de Oliveira	Chief Operating Officer
Antonio Augusto de Toni	General Officer of Perdix
Gilberto Antonio Orsato	Human Relations Officer
José Antonio do Prado Fay (1)	General Officer of Perdigão
Leopoldo Viriato Saboya	Financial and IR Director
Luiz Adalberto Stabile Benicio	Technology Officer
Nelson Vas Hacklauer	Business Development Officer
Nilvo Mittanck	Supply Chain Officer
Ricardo Robert Athayde Menezes	Institutional Relations Officer
Wlademir Paravisi	General Officer of Batavo

(1) The Company is undergoing a planned succession process and already widely disseminated to the market. As from the end of October, the current Chief Executive Officer, Nildemar Secches, will transfer his functions to José Antonio do Prado Fay, assuming the position of Board Chairman, a post he has held jointly with his responsibilities as CEO since April 2007.

The Senior Advisory Board is comprised of João Rozário da Silva and Wang Wei Chang.

06.10.08 PERDIGÃO WILL BUILD ONE MORE POWDERED MILK PROCESSING UNIT IN RIO GRANDE DO SUL

The company will develop programs to increase productivity and the quality of milk production in the Três de Maio region, where the plant will be set up

Perdigão announced this Tuesday (6/10) the construction of a powdered milk processing unit in Três de Maio, state of Rio Grande do Sul, located 500 km from Porto Alegre. The plant will have the capacity for receiving 600,000 liters/day of milk and for processing 2,000 tonnes/month of powdered milk. The company already operates a plant in the city for the production of mozzarella cheese.

The new unit will have state-of-the-art facilities for high-quality production. The construction work is expected to take 20 months. Perdigão will make a R$65 million investment in the project, the second the company has made in less than two years in the region. In April 2007, a plant with similar capacity was opened in Ijuí.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The plant to be set up in Três de Maio will occupy a 60,000 m2 built area. It will be built in a 30-hectare lot donated by the Municipal Government, which will also support the enterprise by providing infrastructure services that will facilitate the industrial, production and transportation operations.

This will be Perdigão’s sixth powdered milk processing plant, as it already operates units in Ijuí (two drying towers) and Teutônia (two towers), in the state of Rio Grande do Sul; Itumbiara (two towers), in the state of Goiás; Ravena and Rio Casca (one tower each), in the state of Minas Gerais.

GENERATION OF JOBS AND PARTNERSHIPS

Três de Maio is located between the Celeiro, Fronteira Noroeste and Missões regions, in the geographical center of one of the largest milk basins in the state. With a population of approximately 24,000 inhabitants, the city has easy access to the main consumer centers in the northwestern region of Rio Grande do Sul.

Once it is operating at full capacity, Perdigão’s plant will generate approximately 150 direct jobs and more than 500 indirect ones. In order to meet the new unit’s input demand, the company will implement the “Clube do Produtor” (Producer’s Club) program, intended to enhance milk production in the region, thus helping increase the income and improve the quality of life of local producers.

Clube do Produtor, which has been implemented in other producing regions of Rio Grande do Sul, has already been tested successfully in Carambeí, in the state of Paraná, where one of Perdigão’s dairy product plants is located, and is being adapted to Bom Conselho, located in the rural area of the state of Pernambuco, where the company is building a new agroindustrial plant.

The program offers a series of benefits to the company’s partners, among which are the development of actions aimed at the plantation’s genetic improvement and at providing permanent technical support to the producer, in addition to assisting in the purchase of medicine and semen at competitive prices.

Perdigão’s technical team will also negotiate with financial agents of the sector, seeking alternatives to allow the execution of agreements between those entities and producers in order to finance the purchase of milking machines and coolers, which help increase productivity and improve milk quality.

At the same time, the company intends to enter into a partnership with the region’s farmers in order to expand the reforestation area in the surroundings of the city, since the plant’s operations will demand the use of wood for heat generation.

PERDIGÃO’S OPERATIONS IN RIO GRANDE DO SUL

DAIRY PRODUCTS 6 INDUSTRIAL UNITS	• IJUÍ • IVOTI • SANTA ROSA • SÃO LOURENÇO DO SUL • TEUTÔNIA • TRÊS DE MAIO
MEAT 8 INDUSTRIAL UNITS	• BOM RETIRO • CAVALHADA • LAJEADO • MARAU (3) • MATO CASTELHANO (*) • SERAFINA CORRÊA
• ESTEIO • IJUÍ

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

6 DISTRIBUTION CENTERS	• LAJEADO • MARAU • SÃO LOURENÇO DO SUL • TEUTÔNIA

(*) On-demand production

COMPANY PROFILE

Perdigão is one of the largest food companies in Latin America. It is the third largest in poultry slaughtering capacity and is among the world’s 10 largest in pork slaughtering capacity, in addition to being one of the main Brazilian milk collection companies. Perdigão is an international scale corporation: its products are sold to over 110 countries.

Founded in 1934 by Italian immigrants in Videira, state of Santa Catarina, the company currently employs more than 55,000 staff, and operates industrial units in 10 Brazilian states, besides three in Europe (England, the Netherlands, and Romenia), and one in Argentina. It also keeps business offices in England, the Netherlands, Hungary, Spain, Austria, Italy, France, Russia, Unites Arab Emirates (Dubai), Singapore, Japan and Madeira (Portugal), and a distribution center in the Netherlands.

06.03.08 PERDIGÃO “BEST IN CORPORATE GOVERNANCE”

Perdigão was selected Best in Corporate Governance by the 2008 IR Magazine Awards. Now in its third edition, the awards also recognized the best companies in the categories Annual Reports and Conference Calls.

The IR Magazine Awards is the only survey conducted in Brazil in which investors and analysts select the best investor relations officers and other officers in Brazil in terms of communication with shareholders and investor relations practices.

IR Magazine contracted the Brazilian Institute of Economics (IBRE) of the Getúlio Vargas Foundation (FGV) to conduct the independent survey, which identified superior IR practices among all publicly traded companies in Brazil, including “large cap” and “small & mid cap” companies.

Perdigão established the highest level of corporate governance standards by migrating to the Novo Mercado listing segment of the São Paulo Stock Exchange (Bovespa), implementing practices such as widespread stock ownership, protection mechanisms and equal rights for all shareholders. The measures seek to add value and increase transparency and liquidity, as well as create a solid foundation for expanding the business grounded in the principles of economic-financial, social and environmental sustainability.

Last year the company already won the award Best in Corporate Governance in the Consumption and Retail Sector in Latin America conferred by the 2007 IR Global Rankings organized by MZ Consult, in partnership with JP Morgan, KPMG and Linklaters.

Perdigão is honored to receive this additional distinction and thanks its investors and analysts for their recognition.

05.30.08 ANNOUNCEMENT TO THE MARKET

Perdigão S/A wishes to inform that on the evening of May 29, a fire of moderate proportions occurred in the installations of the poultry processing unit at the Videira Agro-industrial Complex in the state of Santa Catarina.

At the time of the fire, the plant was operating and the in-house factory fire fighting service successfully evacuated those working in the area with no injuries or tumult in accordance with the industrial unit’s evacuation plan.

At the same time, the factory fire-fighting teams also took steps to contain the fire until the arrival of the local fire service, avoiding the spread of the flames to other installations in the Agro-industrial Complex and neighboring buildings.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The pork processing and industrialization unit, the administrative areas, the Warehousing and Distribution Center and the Technology Center, which operate at the same plant, are working normally given that there was no serious damage to the common installations and to the utilities that support the Complex as a whole.

This morning (Friday), the police examined the site to identify the causes of the fire, while at the same time, the Company’s technical personnel have conducted an investigation to detect the accident’s eventual impacts on production at the unit.

Perdigão wishes to notify that its other poultry processing units in Santa Catarina and the states of Rio Grande do Sul and Paraná will temporarily absorb the capacity of the unit affected by the fire with no loss in terms of fulfilling sales contracts which the Company has with its thousands of customers in Brazil and overseas.

Perdigão wishes to further clarify that the affected installations undergo comprehensive maintenance according to the unit’s plan for the purpose and are insured and duly covered for this type of occurrence.

The Company wishes to place on record its thanks to the fire service for their work in combating the fire, its employees and the population of Videira which extended its support and solidarity to us at this time in which, fortunately, the damage was only of a material nature.

05.26.08 PERDIGÃO’S NEW PRODUCT LAUNCHES AT APAS 2008: MORE TASTE, QUALITY AND PRACTICALITY ON THE TABLE

Company registers its presence at the event with two stands and shows that innovation continues to be a major competitive advantage in its product lines

Perdigão, one of the sponsors of APAS 2008 (São Paulo Supermarkets Association) presents to supermarket owners a new product range of its principal brands. These have been developed to help the daily lives of the consumer allowing the quick preparation of varied, tasty meals at accessible prices. The new launches include products in the meats, ready-to-cook dishes, pizzas and dairy processed lines. Among these, special highlights are Yakisoba, Meat and Chicken Parmegiana, Garfield Lasagna, Loin Pizza with Catupirzy® Batavo Naturis Vegetal, not to mention the Elegê’s brand of special milks.

The Company is present at the trade show with two large stands of approximately 600 m2, where more than 20 thousand visitors are expected to have the opportunity of familiarizing themselves with the various segments in which Perdigão operates as well as tasting the new products.

05.19.08 ANNOUNCEMENT TO THE MARKET

On the Board of Directors Meeting that took place today the indication of the regular members that compose the Board of Directors Advisors Committee was approved, composed as follows:

Strategic and Financial Committee:

Nildemar Secches, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Marcelo de Souza Muniz, José Antonio do Prado Fay, Leopoldo Viriato Saboya.

Compensation and Executive Development Committee:

Nildemar Secches, Francisco Ferreira Alexandre, Maurício Novis Botelho, Marcelo de Souza Muniz, José Antonio do Prado Fay, Gilberto Antonio Orsato.

Ethic and Governance Committee:

Jaime Hugo Patalano, Luís Carlos Fernandes Afonso, Décio da Silva, Marcelo de Souza Muniz, José Antonio do Prado Fay, Paulo Ernani de Oliveira.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

04.24.08 - NILDEMAR SECCHES APPOINTS JOSÉ ANTONIO FAY AS PERDIGÃO’S CEO FROM OCTOBER

Corporate governance model implemented by Company’s current management is a bellwether in the market

Perdigão’s chairman, Nildemar Secches, announced on Thursday (April 24) that José Antonio Fay, the Company’s current director-general for the Perdigão Business Unit, is to replace him in the post of CEO as from October 30. Following this date, Secches will stay on as chairman of the Board of Directors, a position he has been accumulating for the past year. Fay’s name has been submitted to the members of the Board, which has approved the appointment.

The succession process, announced in April last year, is one of the most important stages in the Company’s corporate governance policy and has been undertaken by Secches with objectivity and transparency. His replacement as CEO is also designed to segregate functions. It is worth remembering that Secches has been accumulating the two positions on an interim basis.

The choice of the new chief executive officer has underscored the harmonious relations between the members of the Board of Directors and the Board of Executive Officers. “There was total consensus surrounding Fay’s name among all parties concerned”, Secches said.

The appointment of an executive from within the Company has various positive aspects. In addition to his familiarity with the corporate culture and administrative structure, Fay is already playing a hands-on role in the preparation of Perdigão’s strategic plan through 2015. As from October, he will assume the leadership in this process.

Until he assumes his new post, Fay is to work directly with Secches. During this transition period, discussion with the principal partners and management will be intensified to define the Company’s direction based upon a long-term vision, the objective being continuity of the current pace of expansion.

Following the new CEO taking up his post, Nildemar Secches, as chairman of the Board, will make an effective contribution to strategic decisions on the back of his accumulated experience as CEO of Perdigão, the affinity he enjoys with the other directors, and his detailed knowledge of the sector in which the company operates.

“Succession does not mean a change in direction. Perdigão will maintain its policy of global expansion. The new CEO has the mission of stimulating the Company through even more innovative initiatives, thereby ensuring a premium performance. The Company’s successful track record over the past decade is due to the long-term strategic plan, which will continue to be key to my successor’s management of the business. We have every confidence in his competence, professional reputation and ethics”, Secches noted.

Until October 30 José Antonio Fay will continue to be responsible as director-general for the Perdigão Business Unit, at which time the other changes planned for the Board of Executive Directors will also be effected simultaneously with the investiture of the new chief executive officer.

HOUSE IN ORDER

Before the succession process was initiated, Perdigão’s management system was restructured into Business Units. The new model was designed to meet the needs of diversification in the Company’s operations with the expansion of its business activities into dairy products, margarines and beef and the progress made in towards greater internationalization.

Parallel with the restructuring, the Company’s officers underwent a process of job rotation, operating in various posts and functions in order to obtain a broad view of the business. This method is adopted by the Company as a means of leveraging continuous gains in its operations as well as investing in the future of its employees with a view to simulating their career development.

“Perdigão is a well consolidated company and is ready for this transition. The new chief executive officer will have the necessary machinery for continuing to grow the Company, today a model of decentralized management, and one that depends less on its chief executive and more on the advantages of diffused control, giving it greater flexibility to seek resources in the financial market for expansion projects”, opines Secches.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

A NEW COMPANY

Nildemar Secches has been chief executive officer of Perdigão for 13 years. Over the this period, the Company has maintained an annual growth rate of 20% in sales revenue and 14% in volume. Total investments, including acquisitions, have amounted to about R$ 3 billion. The number of employees has grown from 12 to 55 thousand, incorporating the labor forces of companies acquired over recent years.

Today, Perdigão is one of the largest food companies in Latin America. It ranks third in poultry slaughtering and is among the ten largest hog slaughterers in the world, as well as being one of the leading Brazilian milk catchment companies. It is a Company on a global scale with its products sold to more than 110 countries.

Secches was appointed to the chief executive officer’s position of Perdigão in 1995, the year when the Company’s management was totally professionalized. The result was the introduction of a new corporate culture and a strategic repositioning, oriented towards results. For this purpose, the Company — which experienced a severe crisis in the mid-nineties — underwent a profound corporate and administrative restructuring.

One of the principal tasks of the new management was to restore the company’s image with the market, based on administrative transparency, formation of a cohesive team and adjustment in the focus of its core business, food products. As a result, Perdigão is now well placed for sustained growth through the optimization of the industrial units, technological innovation and diversification of the product mix coupled to a logistics chain with nationwide distribution channels.

The opening of a new agricultural frontier in the Brazilian Midwest through the construction of the largest Agro-industrial Complex in Latin America situated in Rio Verde (state of Goiás), was one of the landmark achievements of the period. Perdigão has also expanded into the state of Mato Grosso and latterly to the Northeast where it is building a new agro-industrial complex, the first in Brazil to have integrated meat and dairy product plants.

At the same time that it diversified geographically in Brazil and broadened its range of activities into new segments, the Company implemented a project for internationalization, reinforcing its structure in strategic markets. It currently has sales offices in the United Kingdom, the Netherlands, Hungary, Spain Austria, Italy, France, Russia, the United Arab Emirates (Dubai), Singapore, Japan,  Madeira (Portugal), as well as a distribution center in the Netherlands.

Perdigão’s internationalization project evolved further last year with the acquisition of Plusfood, which operates three industrial plants in Europe (the Netherlands, United Kingdom and Romania).

Over the past 13 years, the Company’s market capitalization has multiplied more than 32 times from R$ 248 million to R$ 8.2 billion at present. The average annual return on the investment was 35.7% meaning that each R$ 100 invested in 1994 would today be worth R$ 6,192.00.

Since 2006, Perdigão has been a component of the São Paulo Stock Exchange’s (Bovespa), New Market (Novo Mercado). This has been instrumental in the Company consolidating its position in management excellence with a diffused and dispersed control, guaranteeing equal rights to the shareholders and offering even higher standards of transparency in its operations.

READY FOR THE CHALLENGE

José Antonio Fay took over the post of director-general of the Perdigão Business Unit in early 2007, when the Company’s management system underwent a major restructuring with the adoption of the Business Unit model. Until then, Fay had held the position of director-general for Batávia. With the change in management system, the Company began its preparations for the succession process.

As from the merger of Batávia, Fay rapidly assimilated the Perdigão corporate culture, providing him with the necessary baggage to assume the post of director-general for the Perdigão Business Unit. As head of this unit, he has made the processes more responsive to the Company’s operations in the meats segment and placed emphasis on team work, in so doing displaying a capacity for leadership.

This performance together with his professional background, and principally, commitment to the Company’s strategic plan, has led to his appointment to replace Nildemar Secches in the position of chief executive officer as from October.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Fay, 54, is a mechanical engineer, with a postgraduate degree in industrial systems from the Universidade Federal do Rio de Janeiro - COPPE.   At Batávia, he adopted an aggressive strategy in launching new products, expanding the product mix as well as broadening the business segments covered by the Company. Prior to Perdigão, he was commercial director and director of marketing at Electrolux do Brasil S/A, director of the Consumer Products Division of Bunge as well as holding positions in other companies such as Petrobras.

04.11.08 ANNOUNCEMENT OF A MATERIAL FACT

Pursuant to the terms of CVM Instruction 319/99 and CVM Instruction 358/02, both as amended, the managements of Perdigão S.A. (“Perdigão”) and Eleva Alimentos S.A. (“Eleva”) wish to notify the public at large that the Board of Directors of the Company and Eleva, in meetings held on April 11 2008, have approved the proposal for the merger of Eleva with Perdigão (“Merger”), to be submitted for approval by the Extraordinary General Meeting of Perdigão and Eleva, convened for April 30 2008 (“EGM”), pursuant to the terms below.

1.             Purposes of the Operation, Goodwill and Costs

1.1.          Perdigão holds the totality of shares representing the capital stock of Eleva.

b.

1.2.          The Merger is part of a process of a corporate reorganization with the purpose of simplifying the corporate structure of Perdigão and shall represent gains in synergies for the Company through the consolidation of the activities of Perdigão and Eleva in the former, with the consequent reduction in operating and financial costs and the rationalization of the activities of Perdigão and Eleva. This process of corporate reorganization shall result in future merger operations of other subsidiaries companies by Perdigão.

1.3.          The goodwill originally recorded in the books of Perdigão in the nominal amount of R$1,345,127,894.03 (one billion, three hundred and forty-five million, one hundred and twenty-seven thousand, eight hundred and ninety-four Reais and three cents), arising from the acquisition of 100% of the shares issued by Eleva is based on forecasted results in future fiscal years. As a result of the Merger, the goodwill shall be amortized for tax purposes, by the Company, pursuant to the terms of the tax legislation in effect, over a 10-year period, and expected to generate a fiscal benefit of approximately R$457,343,483.97 (four hundred and fifty-seven million, three hundred and forty-three thousand, four hundred and eighty-three Reais and ninety-seven centavos) (or 34% of the value originally recorded) for accounting purposes the goodwill shall be fully recognized in the fiscal year 2008 as a non-recurring result under the item ‘Other Operating Income (Expenses)’and the value of the tax benefit shall be recognized in the item ‘Income Tax (IRPJ) and Social Contribution Net Income (CSLL)’.

1.4           There shall be no change in the shareholders of Perdigão’s voting rights, dividend payments and property rights as compared with the policy and property advantages of the shares of Perdigão’s shareholders prior to the Merger.

1.5.          Perdigão and Eleva estimate that the total cost with respect to the Merger shall be R$425.000,00 (four hundred and twenty-five thousand Reais), including expenses with publications, preparation of a valuation report, and fees of the auditors, appraisers and lawyers.

2.             Criteria for Valuation of Shareholders Equity, Treatment of Subsequent Equity Variations, Substitution Relationship, Right to Withdraw and Solution as to the Shares of the Capital of a Corporation Held by Another

2.1.          The Merger shall be conducted on the basis of the net book value of the assets of Eleva, recorded in the book valuation report, based on the balance sheet of Eleva as at December 31 2007 audited by Deloitte Touche Tohmatsu Auditores Independentes. The baseline date for the valuation shall be December 31 2007 (“Baseline Date”), the book valuation report result being a net asset value of Eleva at the Baseline Date of the Merger, of R$489,356,392.86, (four hundred and eighty-nine million, three hundred and fifty-six thousand, three hundred and ninety-two Reais eighty-six centavos). The equity variations occurring between the Baseline Date and the date that the EGM is held shall be absorbed by Eleva, pursuant to the “Protocol and Justification for the Merger of Eleva Alimentos S.A. with Perdigão S.A.” signed on April 11 2008 (“Protocol and Justification”).

2.2.          The Board of Directors of Perdigão has approved, ad referendum of the EGM, the engagement of Deloitte Touche Tohmatsu Auditores Independentes, with registered offices at Avenida Carlos Gomes, 403, Porto Alegre, enrolled in the corporate taxpayers’ register (CNPJ/MF) under number 49.928.567/0010-02 and the Regional Accounting Council under

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

number 2SP011.609/0-8/F/RS, for the preparation of the book valuation report of Eleva. Deloitte Touche Tohmatsu Auditores Independentes declares that it has no relationship which might create a conflict of interests or communion of interests, either actual or potential, with the controlling shareholders of the Company or Eleva, or, furthermore, with respect to the Merger itself.

2.3.          Since 100% of the shares representing the capital stock of Eleva are held by Perdigão, there shall be no modification in the shareholders’ equity of Perdigão, a requirement of the substitution relationship that could be the subject of comparison and/or right to withdraw. For this reason there is no justification for the preparation of valuation reports based on the value of the shareholders’ equity of Eleva and Perdigão at market prices, pursuant to Article 264 of the Corporation Act.

2.4.          With the Merger, Eleva shall be extinguished and its shares dully canceled, pursuant to Article 226 of the Corporation Act, without any shares, the issuance of Perdigão, being attributed in substitution of partners rights.

3.             Other Information

3.1.          The Protocol and Justification and the audited financial statements that serve as a basis for the calculation of the shareholders’ equity of ELEVA on the Baseline Date of the Merger, as well as other documents that relate to Article 3 of CVM Instruction 319 of December 3 1999, shall be made available to the shareholders of Perdigão and Eleva at the following addresses and websites: (i) at Perdigão, at Avenida Escola Politécnica, 760, in the city and state of São Paulo, or by accessing the website www.perdigao.com.br/ri, (ii) at the CVM, by accessing the website www.cvm.gov.br, and (iv) at BOVESPA by accessing www.bovespa.com.br.

04.01.08 PERDIGÃO EXPANDS OPERATIONS IN THE DAIRY-PROCESSED PRODUCT MARKET WITH THE ACQUISITION OF MINAS-BASED COTOCHÉS

Investments of R$ 30 million are planned for the modernization and expansion of plants installed in the east of the State

On Wednesday, April 2, Perdigão concluded negotiations for the acquisition of Cotochés, one of the most traditional industries in the dairy-processed products segment in the state of Minas Gerais. As a result, Perdigão underscores its position as one of the largest domestic companies in milk catchment and consolidates its leadership in the Brazilian market for UHT milk sales.

Cotochés will be acquired for R$ 54 million, together with the assignment of debt worth R$ 15 million. The company reported sales of about R$ 180 million in 2007. For more than 50 years, it has been active in the Minas Gerais market where it is one of the three largest players in the sale of dairy-processed products, with strong penetration in the greater Belo Horizonte area as well as in various other regions of the State.

The company’s portfolio includes about 50 items, among them, long life milk, powdered milk, cheeses, butter, cream cheese, table cream, milk-based beverages and yogurts. The principal brand is Cotochés, the trade name used for all the product lines commercialized regionally. Other items are sold by the company under the Moon Lait and Pettilé brand names.

The company currently processes 380 thousand liters/day of milk at its two processing units in Ravena and Rio Casca in the east of the state of Minas Gerais, although it has an installed capacity of 600 thousand liters/day. In addition to these two municipalities, there is a milk catchment deposit in Teófilo Otoni. The company currently employs 500, at the same time creating approximately two thousand indirect jobs.

With the two Cotochés units, Perdigão will now operate dairy-processed product plants in seven states in Brazil, five in the state of Rio Grande do Sul, one each in the states of Santa Catarina, Paraná, São Paulo and Goiás. Perdigão also has partnerships for the production of milk against customer orders in São Paulo with CCL, and in Rio de Janeiro with CCPL. Finally, the Company operates a unit in São Paulo for margarine processing and one in Argentina for cheese making.

GROWTH POTENTIAL

According to historians, the name Cotochés originated from an indigenous indian tribe that inhabited the eastern region of the state of Minas Gerais and in the tribe’s native tongue meaning Open Field. The company is located in the Minas

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Gerais dairy basin, the principal one in the country. It acquires milk supplies directly from the producers with no intermediaries, giving it a solid base for further unimpeded growth. Together, the Ravena, Rio Casca and Teófilo Otoni micro-regions represent 30% of all milk production in the state.

Cotochés is already strongly entrenched in the small and medium retail market based on a flexible and economic distribution system via truck delivery. Its sales structure consists of eight thousand customers and its products are sold through nine thousand points of sale. The brand is now expected to further improve its penetration in the Minas Gerais market as well as break into new markets outside the state based on Perdigão’s expertise in distribution of chilled and frozen products, the ramifications of its nationwide supply chain and sales structures.

Perdigião estimates an initial investment of R$ 30 million for modernizing, expanding and adjusting the company’s plants to the Company’s standards of nutritional safety and quality.

STRATEGY: REGIONAL MARKETS

As called for in its strategic growth plan, with the diversification of the portfolio, Perdigão has also become a major competitor in the dairy-processed product market, similar to the meats segment before it. If the dairy-processed products divisions of Batávia and Eleva are included, Perdigão has now become the second largest company in Brazil in milk catchment, a leader in the sales of UHT milk and the third-ranked name in chilled dairy-processed products.

Acquired in May 2006, Batávia has high value-added chilled items as its flagship products with a significant market share in the state of Paraná, throughout the South of Brazil and in São Paulo. Merged with Perdigão in February this year, Eleva is a leader in milk products in Brazil with an important share in the markets of the South and the Southeast.

The acquisition of Cotochés represents a new strategy for the segment, which is to break into specific regional markets — the case of the greater Belo Horizonte area - and complementary to those of Batávia and Eleva. Perdigão aims to occupy an important space in the leading dairy basins of the country and consolidate the market, reducing competition and leveraging advantages in relation to the principal players.

COTOCHÉS PROFILE

•                  Sales in 2007: approximately R$ 180 million

•                  Industrial units: Ravena and Rio Casca, together with a milk catchment deposit in Teófilo Otoni.

•                  Approximately 500 direct and 2 thousand indirect jobs

•                  More than 8 thousand customers

•                  9 thousand points of sale in MG, ES, RJ, SP, BA and PE

•                  Second player in milk sales volume in MG

•                  Installed processing capacity of 600 thousand liters/day of milk

•                  Portfolio: cheeses, butter, cream cheese, powdered milk, long life milk, table cream, milk-based beverages and yogurts

03.27.08 PERDIGÃO AND ITS PARTNERS INVEST MORE THAN R$ 1 BILLION IN THE STATE OF GOIÁS

The increase in poultry processing capacity at the Jataí plant is among the investments

Over the next three years, R$ 1.1 billion is to be invested in Perdigão’s expansion in the state of Goiás. Out of this total, R$ 700 million will be spent on expanding the poultry and hog integrated systems in the Mineiros, Jataí and Rio Verde regions to supply the Company’s units located in these municipalities. A further R$ 165 million will be allocated to expansion in the poultry processing capacity project at Perdigão’s Jataí unit and the remainder to various projects already being implemented at the Mineiros and Rio Verde units.

Funding to the integrated outgrowers will be provided by the FCO (Constitutional Fund for Financing of the Midwest), through the intermediary of the Banco do Brasil. With these projects, Perdigão will consolidate its presence in the southeast of Goiás, which today is already one of its principal poles for production, sales and export of food products.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The amounted to be funded by the FCO will benefit about 150 rural producers that are to operate along the entire poultry and hog production chain. By 2010, these producers are expected to have installed 308 poultry-outgrowers in the three municipalities.

The projects implemented by Perdigão in the state of Goiás, up to the beginning of this year, have already created 9.2 thousand direct and about 27.9 thousand indirect jobs, numbers which have made the Company the largest employer in the Midwest. Out of a total of R$ 1.65 billion invested in the meats segment in the State, from the outset of work on the construction of the Rio Verde Agroindustrial Complex, R$ 1.05 billion has been invested by the Company and R$ 606 million by the integrated outgrowers.

Recently, the company incorporated Eleva Alimentos’ Goiás-based dairy-processing product unit. The plant is located in the city of Itumbiara and produces Elegê branded UHT milk, powdered milk, table cream and butter.

THE PROJECTS

At Jataí, Perdigão is to initially increase the existing slaughtering capacity from 70 thousand to 140 thousand head of poultry/day, absorbing part of the R$ 165 million in resources planned for the entire expansion project. Over the long-term, this capacity will be increased to 280 thousand head of poultry/day, with the construction of a new industrial unit on land adjacent to the actual plant, to be donated by the Municipal Government.

It is to meet the additional requirements of the Jataí plant that the FCO is to allocate R$ 200 million for enhancing the integrated outgrower’s system in the municipalities close to the unit. Part of this figure is to be invested in the first expansion phase in which the number of outgrowers located throughout the municipality will rise to 145, distributed among 120 properties.

The Company has budgeted approximately R$ 230 million in investments through 2010 in Mineiros for expanding the integrated outgrowers system for producing heavy poultry (turkeys). Consequently, the number of outgrowers is forecasted to increase to 163.

The Mineiros Agroindustrial Complex, opened in March 2007, will have the capacity to process 81 thousand tons/year of heavy poultry meat products - equal to 44 thousand head of turkey per day, when the Complex is operating at full capacity during the course of 2009.

The number of integrated outgrowers is also being increased at Rio Verde to a forecasted 338, reflecting the plant’s expanded poultry slaughtering capacity of 420 thousand head per day and the increased daily hog-slaughtering throughput to 7 thousand head — expected to be reached by 2009. The FCO is to release R$ 270 million in investments to the new partnerships for implementing the more advanced stage of this project.

MEGA DISTRIBUTION CENTER

Also in the state of Goiás, Perdigão is investing about R$ 62 million (in own resources) in the expansion of the Rio Verde Distribution Center, one of the Company’s largest with a storage capacity of 16 thousand pallet positions. In addition to storing cargos produced in the State, the DC will also consolidate cargoes from other Perdigão units throughout the country in order to meet market demand from the Midwest, North, Northeast and part of the Southeast regions.

The DC will provide among the most modern solutions in storage and cargo handling and is expected to provide the necessary support for company growth up to 2011. The beginning of the first phase of operations is envisaged for next June, with the center operating at full capacity by October.

The investments stated in this announcement are included in the Company’s 2007 — 2011 business plan already reported to the market in general and contemplating capital expenditures of R$ 800 million for 2008.

02.27.08 PERDIGÃO WINS AWARD FOR SHARE OFFERING

Perdigão was presented with two awards for last year’s primary share offering for the acquisition of Eleva Alimentos. The award, sponsored by InfoMoney — which operates one of the largest finance portals on the Brazilian internet — was divided into three categories: public, brokers and InfoMoney Ranking.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In the InfoMoney Ranking, Perdigão was awarded the Silver prize and in the Brokers category, the Bronze prize. In the survey of brokers, in which some 50 institutions took part, equity market professionals selected their preferred names. The award winners in the InfoMoney Ranking were evaluated on the basis of nine different criteria ranging from the volume of the offering and the number of investors to the daily trading turnover relative to the Ibovespa (the São Paulo Stock Exchange Stock Index).

In the Perdigão offering, a total of 20,744,200 shares amounting to approximately R$ 934 million were distributed to the market.

02.25.08 PERDIGÃO REPORTS INCREASE IN NET INCOME OF 174% IN 2007

New businesses contributed to the Company’s good operational performance

Perdigão ended 2007 reporting gross sales of R$ 7.8 billion, 27.6% more than recorded in the preceding year. Net income posted an increase of 174% to R$ 321.3 million. The result was boosted by the good performance in the domestic and export markets, gains in scale and productivity, as well as an increased participation of 53% of processed products as a percentage of the Company’s total net sales.

These factors, combined with the full integration of Batávia’s dairy-processed products, and the margarine and beef businesses acquired during the year, resulted in a growth of 27.3% in net sales to R$ 6.6 billion in 2007. Exports accounted for 47.5% of net sales and domestic market, 52.5%.

In spite of the appreciation of the Real in relation to the US dollar and the increase in grain prices, growth in export revenues was 30%, reflecting stronger international demand that increased sales volumes of meats by 18.6% and other processed products by 67.3%.

Domestic market revenue increased 25.9% compared with 2006, driven by sales revenue from activities in the meats segment and by an increase of 71.4% in volume of dairy-processed products and 84% for other processed products.

Gross profits increased 39.4%, totaling R$ 1.9 billion. EBITDA (operating profit before financial expenses, taxes and depreciation) in the period reached R$ 802.7 million, a year-on-year increase of 76.1%, and equivalent to a 12.1% margin, a gain of 340 basis points against the preceding fiscal year.

In 2007, Perdigão’s capital expenditures totaled R$ 857.4 million, 34.6% higher than 2006. Of this total, 41% was allocated to acquisitions (excluding the Eleva acquisition) and the remainder to new projects and production lines, to the conclusion of the Mineiros Agro-Industrial Complex in the state of Goiás and to improvements in productivity. (See, end of text for details on business concluded by the Company in 2007)

NUMBERS FOR 2007

	2007	2006	% Change
Gross Sales	7,788.6	6,106.0	27.6
Domestic Market	4,589.2	3,644.5	25.9
Exports	3,199.4	2,461.4	30.0
Net Sales	6,633.4	5,209.8	27.3
Gross Profits	1,873.3	1,344.1	39.4
EBIT	503.9	191.4	163.3
Net Income	321.3	117.3	174.0
EBITDA	802.7	455.8	76.1
Capex	857.4	636.9	34.6
Earnings per share R$*	1.73	0.71	144.5

* Consolidated Earnings per Share (in R$), excluding treasury shares.

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

EXPORTS

Export revenue in 2007 was R$ 3.2 billion boosted by a significant growth in demand for protein in the international market in addition to the competitive advantages of Brazilian production costs. Exported meat volume amounted to 824.8 thousand tons, processed meat products being particularly important in this result and reporting a 32.8% increase in export volume.

Average prices reported an increase of 24.8% in US dollars FOB compared with 2006. Considering the appreciation of the Real in relation to the foreign exchange rate, average prices rose 9.6% against higher average costs of 5.3%.

DOMESTIC MARKET

Domestic market sales revenue amounted to R$ 4.6 billion. The increase in incomes benefited the consumption of higher value-added products, which reported a year-on-year growth of 26.1% in sales revenue and 22.3% in volume.

Dairy-processed products accounted for 18.1% of domestic market sales revenue in 2007, contributing to the Company’s overall performance in this market for the year. Perdigão incorporated the dairy-processed product business in June 2006 with the acquisition of Batávia’s remaining capital stock.

The other processed products — pastas, pizzas, margarine, frozen vegetables and the soybean-based line, among others — posted a 60.6% rise in sales revenue. The margarine business made a notably strong contribution as from August 2007 following the acquisition of the Doriana, Delicata and Claybon brands.

Average prices reported an improvement of 6.5% during the year, bolstering the good performance in sales revenue and margin returns. The average price for meats was 8.2% higher while dairy-processed products rose 8.6% year-on-year. Conversely, average costs posted an increase of 3.1%.

Perdigão ended the year with the following market shares: specialty meat products — 25.2%; frozen meats — 35.8%; ready-to-eat dishes/pastas — 41.9%; frozen pizzas — 36.4%; dairy-processed products — 13.5%.

PACE OF SALES GROWTH SUSTAINS COMPANY’S 4TH QUARTER PERFORMANCE

Perdigão’s net sales grew 19.2% in the fourth quarter 2007 compared with the same period in 2006, amounting to R$ 1.9 billion. This performance was sustained by sales of year-end seasonal products that reported an improvement in both volume and prices.

Domestic market revenue reached R$ 1.4 billion, 20.8% higher than recorded in the preceding fiscal year. Growth in the meats segment was 15.3% in revenue and 6.6% in volume with an average price 7.6% higher. This partially offset for the increase of 8.6% in average cost, particularly impacted by the rise in grain prices.

Exports reported a growth of 16.9% in the quarter to R$ 858.7 million. Meat sales to the overseas market were 218 thousand tons, 11.2% higher. Sales volumes of elaborated/processed products increased 14.6%, ensuring an increase in revenue of approximately 30.7%.

The Company reported gross profits of R$ 556.3 million, an increase of 13% compared with the fourth quarter 2006. EBITDA in the quarter was 16.2% higher against 2006, reaching R$ 240.4 million.

NUMBERS FOR THE 4TH QUARTER

	4Q07	4Q06	% Change
Gross Sales	2,276.0	1,908.0	19.3
Domestic Market	1,417.4	1,173.4	20.8
Exports	858.7	734.6	16.9
Net Sales	1,922.2	1,612.8	19.2
Gross Profits	556.3	492.5	13.0
EBIT	155.9	138.2	12.9
Net Income	97.6	111.7	(12.7)
EBITDA	240.4	206.9	16.2
Capex	290.7	129.0	125.3
Earnings per share R$*	0.53	0.67	(22.1)

FEDERAL PUBLIC DEPARTMENT BRAZILIAN SECURITIES COMMISSION - CVM ANNUAL INFORMATION — IAN — December 31, 2008	CORPORATE LAW

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

* Consolidated Earnings per Share (in R$), excluding treasury shares.

STOCK MARKET

The Company reported record turnover in financial volume on the Bovespa and NYSE — New York Stock Exchange with an average US$ 18.6 million/day, equivalent to a growth of 120.8%.

Between 1994 and 2007, the Company’s market capitalization multiplied more than 32 times, on December 31 2007 reaching R$ 8.2 billion, corresponding to an average annual return of 30.9%.

Perdigão’s shares and ADRs exceeded the principal Bovespa and NYSE stock indices with an appreciation of 47.6% and 12.1%, respectively.

PRINCIPAL BUSINESS TRANSACTIONS CONCLUDED IN 2007 IN CHRONOLOGICAL ORDER

•              ACQUISITION OF SINO DOS ALPES

In March, the company acquired Sino dos Alpes Alimentos Ltda., a subsidiary of Grandi Salumifici Italiani (GSI) at a cost of approximately R$ 5.5 million. The industrial unit is located in Bom Retiro do Sul, state of Rio Grande do Sul. Perdigão has now centralized the production of short-run lines at the plant - these destined for specific niche markets, thus alleviating bottlenecks at Perdigão’s industrial plants elsewhere in the South.

•              INAUGURATION OF THE MINEIROS COMPLEX

Unveiled in March, the agroindustrial complex represents an investment of R$ 510 million (invested over a two-year period) — R$ 240 million by Perdigão, partially financed by the Brazilian Economic and Social Development Bank (BNDES), and R$ 270 million by the integrated outgrowers, with Constitutional Fund for the Midwest (FCO) financing, through the intermediary of the Banco do Brasil. The unit will have an installed capacity to process 81 thousand tons/year of heavy poultry-based meat products by the end of 2008.

•              PLUSFOOD

In May, Perdigão concluded an agreement for the acquisition of Plusfood Groep BV, a subsidiary of Cebeco Groep BV, the acquisition to become effective from the beginning of 2008, at a cost of approximately R$ 45 million. A Netherlands-based company, Plusfood has three industrial units (in the Netherlands, United Kingdom and Romania). The Company’s main objective in acquiring Plusfood is to improve its market position in the European market value chain and penetrate end-customer business, above all in the retail and food service segments.

•              PERDIGÃO EXPANDS OPERATIONS IN THE BEEF MARKET

In June, with the acquisition for R$ 110 million of the beef processing plant operated by Unifrigo in Mirassol D´Oeste state of Mato Grosso, Perdigão expanded its business in the segment. These operations began in September 2005 with the engagement of the industrial slaughtering and deboning services of Arantes Alimentos Ltda of Cachoeira Alta, state of Goiás. Slaughtering capacity at the Mirassol D´Oeste plant will be gradually increased to 2 thousand head/day.

•              MARGARINES

In June, Perdigão and Unilever announced a joint venture — UP Alimentos — for the production, sale and distribution and identification of new businesses for the Becel and Becel ProActiv brands. The strategic alliance between the two companies included the sale to Perdigão of Unilever’s Doriana, Delicata and Claybom brands together with the assets (machinery and equipment) at the Valinhos (SP) plant used in the manufacturing of products under these brand labels. Value of the business: R$ 75 million.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•              ACQUISITION OF UNITS IN JATAÍ

In August, the Company finalized the purchase of Paraíso Agroindustrial S/A (a poultry slaughtering and animal food plant) from the Gale Group in Jataí, state of Goiás. The total amount of the business was R$ 28.7 million and concluded an operation begun in November 2005, with the acquisition of a hatchery and a poultry-breeding farm and the incorporation of 71 integrated rural producers. With this acquisition, Perdigão has successfully concluded a closed circuit of businesses in the southeast of the state of Goiás making it eligible to request the installation of a production-zoning regime for animal health purposes - unprecedented in Brazil.

•              BOM CONSELHO PROJECT

In September, the Company signed a memorandum of intentions with the government of the state of Pernambuco and Bom Conselho city government for the construction of an agroindustrial complex in the municipality. This will include a Perdigão unit for the production of specialty meats and a Batávia unit for the processing of dairy products as well as a Distribution Center. Combined fixed and working capital investments are estimated at R$ 280 million. (Investments will be of the order of R$ 70 million in the dairy-processed product plant and R$ 100 million in the processed meats unit).

•              ELEVA ACQUISITION

The negotiations at the corporate level for the acquisition of Eleva (formerly Avipal) began in October 2007 and concluded in February 2008. The cost of the acquisition was R$ 1.7 billion, 46% disbursed in cash raised from a primary offering and 54% through the incorporation of shares.

•              BATÁVIA, TOTAL CAPITAL CONTROL

In November, Perdigão acquired full capital control of Batávia, following the completion of agreements with the Agromilk, Castrolanda, Batavo and Capal for the acquisition of the remaining 49% stake held by these cooperatives in the company’s capital stock. The business was worth a total of R$ 155 million. Perdigão had held a majority stake in Batávia (51%) since mid-2006.

02.20.08 NOTICE TO SHAREHOLDERS

The Company wishes to announce that 6,350,180 shares worth R$ 165.9 million were acquired at the public action for the acquisition of common shares issued by Eleva Alimentos S.A., the financial settlement of which took place on February 19 2008.

The incorporation of shares pursuant to item 5.4 of the offering notice shall occur on the baseline date of February 21 2008 on the basis of a resolution of the Company’s Board of Directors at a meeting of the same date.

As from February 22 2008 the shares issued by Eleva shall cease to be negotiable by virtue of their incorporation in Perdigão — PRGA3.

02.01.08 NOTICE TO SHAREHOLDERS

The managements of Eleva Alimentos S.A. (“Eleva”) and Perdigão S.A. (“Perdigão”) wish to notify their shareholders that the resolutions taken at the general meetings held on November 29 2007 approving the incorporation of shares of Eleva by Perdigão  (“Incorporation of Shares”) are firm.

The companies hereby notify their shareholders, that as from February 22 2008 (inclusive), only the common shares of Perdigão shall be traded in the market, the negotiation of shares issued by Eleva ceasing as from the close of business on February 21 2008.

Over the next few days, the new shareholders of Perdigão shall receive a statement from the depositary institution for the shares issued by Perdigão (Banco Itaú S.A.) substantiating their shareholding position as a result of the incorporation of shares at the conversion ratio of 1 (one) new common share issued by Perdigão for every 1.74308855 share issued by Eleva. Share fractions arising from this process shall be sold on the stock exchange and the product of the sale distributed to the holders of the fractions on a pro-rata basis, proportionally to their quantity and credited to the respective current accounts.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

RISK FACTORS

RISK RELATING TO OUR BUSINESS AND INDUSTRY

The global economic crisis is adversely affecting our business and financial performance.

Our business has been materially affected by the global economic crisis in 2008 and 2009, which has increased volatility in our markets and contributed to the net losses we recorded in the fourth quarter of 2008 and the first quarter of 2009.  We have been affected in a number of ways, including the following:

•                  Increases in prices for our commodity raw materials, such as corn and soybeans, through the first three quarters of 2008, which we could not pass on through selling prices.

•                  Because as the global economic crisis affected demand, we were forced to decrease selling prices, particulary in our export markets.

•                  Negative macroeconomic trends in our domestic market starting in the fourth quarter of 2008 as the global economic crisis began to affect the Brazilian economy and domestic consumer confidence.

•                  We announced a 20% cut in meat production for export for the first quarter of 2009 due to weak demand in our export markets.  Temporary shutdowns of production of some facilities have adversely affected our margins.

•                  The Brazilian real depreciated 22% against the U.S. dollar in the fourth quarter of 2008 compared to the third quarter of 2008, reflecting uncertainty regarding the effect of the global economic crisis on Brazil and other emerging market economies.  This devaluation in the real caused us to incur net foreign exchange variation expenses (recorded as part of our net financial expenses) of R$416.0 million in 2008, of which R$318.0 million was attributable to the fourth quarter of 2008.

•                  Uncertainties engendered by the crisis and the challenges of managing our inventory, accounts receivable, accounts payable and other items required us to reinforce our working capital, leading to a 64% increase in our total debt to R$5.4 billion as of March 31, 2009, compared to R$3.3 billion as of March 31, 2008, including R$1.8 billion of short-term debt.

The above and other factors described below caused us to record a net loss of R$20.1 million for the fourth quarter of 2008 and a net loss of R$226.0 million for the first quarter of 2009. Although we seek to manage our selling prices and production costs, volumes, inventories and working capital through the global economic crisis, we cannot predict when demand will return to historical levels or whether the global economic crisis will have any long-term effects on consumer confidence, selling prices and production costs, demand for particular types of products, volatility of raw material prices or the equilibrium between our domestic and export markets. These factors may therefore continue to adversely affect our business, results of operations and the market price of our common shares and ADSs.

Health risks related to the food industry could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by contamination or food spoilage, evolving nutritional and health-related concerns, consumer product liability claims, product tampering, the possible unavailability and expense of liability insurance and the potential cost and disruption of a product recall. Among such risks are those related to raising animals, including disease and adverse weather conditions.  Meat is subject to contamination during processing and distribution.  Contamination during processing could affect a large number of our products and therefore could have a significant impact on our operations.

Our sales are dependent on consumer preferences, and any actual or perceived health risks associated with our products, including any adverse publicity concerning these risks, could cause customers to lose confidence in the safety and quality of our products, reducing the level of consumption of those products. Even if our own products are not affected by contamination, our industry may face adverse publicity if the products of other producers become contaminated, which could result in reduced consumer

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

demand for our products in the affected category. We maintain systems designed to monitor food safety risks throughout all stages of the production process (including the production of poultry, hogs, cattle and dairy products). However, our systems for compliance with governmental regulations may not be fully effective in mitigating risks related to food safety.  Any product contamination could have a material adverse impact on our business, results of operations, financial condition and prospects.

Our results of operations are subject to cyclicality and volatility affecting both our raw material prices and our selling prices.

Our business is largely dependent on the cost and supply of corn, soy meal, soybeans, hogs, cattle, milk and other raw materials, as well as the selling prices of our poultry, pork, beef and dairy products, all of which are determined by constantly changing market forces of supply and demand, which may fluctuate significantly, even in the absence of a global economic crisis, and other factors over which we have little or no control. These other factors include, among others, fluctuations in local and global poultry, hog, cattle and milk production levels, environmental and conservation regulations, economic conditions, weather, animal and crop diseases, cost of international freight and exchange rate fluctuations. Our industry, both in Brazil and abroad, is also characterized by cyclical periods of higher prices and profitability, followed by overproduction, leading to periods of lower prices and profitability. We are not able to mitigate these risks by entering into long-term contracts with our customers and most of our suppliers because such contracts are not customary in our industry. Our financial performance is also affected by domestic and international freight costs, which are vulnerable to volatility in the price of oil. We may not be successful in addressing the effects of cyclicality and volatility on costs and expenses or the pricing of our products, and our overall financial performance may be adversely affected.

The events of the 2008, which were exacerbated by the global economic crisis, illustrate the susceptibility of our business to cyclical market forces.  In 2008, the average corn price on the Chicago Board of Trade (CBOT) was 42.2% higher than the average price in 2007. Soybean prices also increased 40.5% in 2008.  Similarly, we significantly increased our selling prices of certain of our products in 2008 to reflect our increasing production costs but were then forced to decrease our prices for many products in the fourth quarter of 2008 and the first quarter of 2009, which adversely affected our financial performance in those periods.

Raising animals and meat processing involve animal health and disease control risks, which could have an adverse impact on our results of operations and financial condition.

Our operations involve raising poultry and hogs and processing meat from poultry, hogs and cattle, as well as the purchase of milk and the sale of milk and dairy products, which require us to maintain animal health and control disease. We could be required to destroy animals or suspend the sale of some of our products to customers in Brazil and abroad in the event of an outbreak of disease affecting animals, such as (1) in the case of poultry, avian influenza (discussed below) and Newcastle disease, (2) in the case of hogs, cattle and certain other animals, foot-and-mouth disease, classic swine fever “blue ear” disease and A(H1N1) influenza (discussed below) and (3) in the case of cattle, foot-and-mouth disease and bovine spongiform encephalopathy, known as “mad cow disease.” Destruction of poultry, hogs or other animals would preclude recovery of costs incurred in raising or purchasing these animals and result in additional expense for the disposal of such animals. In 2005, foot-and-mouth disease cases in the States of Mato Grosso do Sul and Paraná affected only cattle, although hogs can also be contaminated. An outbreak of foot-and-mouth disease could have an effect on livestock we own, the availability of livestock for purchase, consumer perception of certain protein products or our ability to access certain markets, which would adversely impact our results of operations and financial condition. In addition, although Brazilian cattle is generally grass-fed and at less risk of contracting mad cow disease than cattle raised in some other countries, increases in Brazilian cattle production could lead to the use of cattle feed containing animal byproducts that could heighten the risk of an outbreak of mad cow disease.

Outbreaks, or fears of outbreaks, of any of these or other animal diseases may lead to cancellation of orders by our customers and, particularly if the disease has the potential to affect humans, create adverse publicity that may have a material adverse effect on consumer demand for our products. Moreover, outbreaks of animal disease in Brazil may result in foreign governmental action to close export markets to some or all of our products, relating to some or all of our regions. For example, due to foot-and-mouth disease cases affecting cattle in the States of Mato Grosso do Sul and Paraná, certain major foreign markets, including Russia (which has been the largest importer of Brazilian pork) banned imports of pork from the entire country in November 2005. Russia partially lifted this ban in the second quarter of 2006 for pork products from the State of Rio Grande do Sul, and this ban was completely lifted in December 2008 only.  Any future outbreaks of animal diseases could have a material adverse effect on our results of operations and financial condition.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Our pork business in our Brazilian and export markets could be negatively affected by concerns about A(H1N1) influenza, also called “swine flu.”

In 2009, A(H1N1) influenza, also called “swine flu,” spread to many countries.  In April 2009, the analysis of samples collected in cases of flu symptoms by the U.S. and Mexican governments identified a new subtype of the Influenza A(H1N1) virus, classified as “A/CALIFORNIA/04/2009,” which had not been previously detected in humans or swine. Influenza A(H1N1) is transmitted from one person to another mainly through coughing, sneezing and contact with nasal secretions from infected individuals. According to the World Health Organization, or “WHO,” there is no relation between those infected with Influenza A(H1N1) and contact with persons living near swine or the consumption of pork and pork-derived products.

More than 11,000 cases and 100 deaths wolrdwide have been recorded since the outbreak of A(H1N1) influenza emerged in Mexico, and as of June 15, 2009, the world remained at flu alert level five, signalling an “imminent pandemic” as declared by the WHO.  Many countries, including Russia and China, have prohibited imports of pork from countries reporting a significant number of cases (Mexico, United States and Canada), but as the WHO and other independent sources have stated that influenza A(H1N1) is not transmitted by pork consumption, those countries reopened their markets to producers from Mexico, the United States and Canada.

To date, Brazil has a number of documented cases of A(H1N1) influenza. A significant outbreak of A(H1N1) influenza in Brazil could lead to pressure to destroy our hogs, even if no link between the influenza cases and pork consumption is shown.  Any such destruction of our hogs would result in decreased sales of pork, prevent recovery of costs incurred in raising or purchasing our hogs, and result in additional expense for the disposal of destroyed hogs. In addition, any outbreak of A(H1N1) influenza in Brazil could lead to restrictions on the export of some of our products to key export markets.

Whether or not an outbreak of A(H1N1) influenza occurs in Brazil, further outbreaks of A(H1N1) influenza anywhere in the world could have a negative impact on the consumption of pork in key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any further outbreak of A(H1N1) influenza could lead to the imposition of costly preventive controls on pork imports in our export markets.

Accordingly, any spread of A(H1N1) influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

Our poultry business in Brazilian and export markets could be negatively affected by avian influenza.

Chicken and other birds in some countries, particularly in Asia but also in Europe and Africa, have become infected by highly pathogenic avian influenza (the H5N1 virus). In a small number of cases, the avian influenza has been transmitted from birds to humans, resulting in illness and, on occasion, death. Accordingly, health authorities in many countries have taken steps to prevent outbreaks of this viral disease, including destruction of afflicted poultry flocks.

From January 1, 2003 to December 31, 2008, there have been over 424 confirmed human cases of avian influenza and over 261 deaths, according to the WHO, with an increased number of deaths each year since 2003. Various countries in Asia, the Middle East and Africa reported human cases in 2006, 2007 and 2008, and several countries in Europe reported cases of avian influenza in birds. For example, Indonesia became the focus of international attention when the largest cluster of human H5N1 virus cases so far was identified. The H5N1 virus is considered firmly entrenched in poultry throughout much of Indonesia, and this widespread presence has resulted in a significant number of human cases. In 2008, 44 cases were reported worldwide, with 33 deaths, according to the WHO.

To date, Brazil has not had a documented case of avian influenza, although there are concerns that an outbreak of avian influenza may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to required destruction of our poultry flocks, which would result in decreased sales of poultry by us, prevent recovery of costs incurred in raising or purchasing such poultry, and result in additional expense for the disposal of destroyed poultry. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of our products to key export markets. Preventive actions adopted by Brazilian authorities, if any, may not be effective in precluding the spread of avian influenza within Brazil.

Whether or not an outbreak of avian influenza occurs in Brazil, further outbreaks of avian influenza anywhere in the world could have a negative impact on the consumption of poultry in our key export markets or in Brazil, and a significant outbreak would negatively affect our net sales and overall financial performance. Any outbreak of avian influenza could lead to the imposition of

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costly preventive controls on poultry imports in our export markets. Accordingly, any spread of avian influenza, or increasing concerns about this disease, may have a material and adverse effect on our company.

More stringent trade barriers in key export markets may negatively affect our results of operations.

Because of the growing market share of Brazilian poultry, pork and beef products in the international markets, Brazilian exporters are increasingly being affected by measures taken by importing countries to protect local producers. The competitiveness of Brazilian companies has led certain countries to establish trade barriers to limit the access of Brazilian companies to their markets. Some countries, such as Russia, impose quotas on Brazilian pork and poultry products, and delays in allocating these quotas or changes in laws or policies regarding these quotas can adversely affect our exports.  For example, a delay in allocating quotas for poultry products in Russia in the first half of 2006 resulted in a significany decline in our sales volumes of poultry products to Russia during that period.  The Ukraine has also restricted pork imports for the retail market, on which higher taxes are levied, until December 2008.  More recently, on March 6, 2009, Ukraine initiated an anti-dumping investigation regarding imports of halves and quarters of poultry, as well as legs and cuts of poultry, in each case originating in the United States and Brazil.  We were asked to answer to a questionnaire from the Ministry of Economy of Ukraine in connection with the investigation.  If the Ukrainian authorities decide to apply anti-dumping measures, these actions could affect our exports to this country.

The European Union charges protective tariffs designed to mitigate the effects of Brazil’s lower production costs on local European producers.  In addition, the European Union ban on Brazilian beef affects sales of fresh premium cuts and some frozen hindquarter cuts.  Developed countries also sometimes use direct and indirect subsidies to enhance the competitiveness of their producers in other markets. For example, French producers receive subsidies for their sales of poultry to countries such as Saudi Arabia, a major importer of poultry products. Trade barriers are sometimes applied indirectly to other parties that are crucial to the export of products. For example, Chinese importers have, to date, been unable to obtain required licenses to permit them to receive our exports. In addition, local producers in a specific market sometimes exert political pressure on their governments not to allow foreign producers to export to their market

Any of the above restrictions can substantially affect our export volumes and, consequently, our export sales and financial performance. If new trade barriers arise in our key export markets, we may face difficulties in reallocating our products to other markets on favorable terms, and our business, financial condition and results of operations might be adversely affected.

We face significant competition from Brazilian and foreign producers, which could adversely affect our financial performance.

We face strong competition from other Brazilian producers in our domestic markets and from Brazilian and foreign producers in the export markets in which we sell our products. The Brazilian market for whole poultry and poultry and pork cuts is highly fragmented, and we face competition from small producers, some of which operate in the informal economy and are able to offer lower prices by meeting lower quality standards. Competition from small producers is a primary reason why we sell a majority of our whole chickens and poultry and pork cuts in the export markets and is a barrier to expanding our sales of those products in the domestic market. In our export markets, we compete with other major vertically integrated Brazilian producers, such as Sadia, that have the ability to produce quality products at low cost, as well as with foreign producers. In the Brazilian milk and dairy products markets, our main competitors are Nestlé Brasil Ltda., Danone Ltda. — Indústria de Alimentos and Itambé Ltda. To varying degrees, our competitors may have strengths in specific product lines and regions as well as greater financial resources. In addition, our poultry and pork cuts, in particular, are highly price-competitive and sensitive to product substitution. Even if we remain a low-cost producer, customers may seek to diversify their sources of supply by purchasing a portion of the products they need from producers in other countries, as some of our customers in key export markets have begun to do. We expect that we will continue to face strong competition in all of our markets and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope. Any failure by us to respond to product, pricing and other moves by competitors may negatively affect our financial performance.

Increased regulation of food safety could increase our costs and adversely affect our results of operations.

Our manufacturing facilities and products are subject to regular Brazilian federal, state and local, as well as foreign, governmental inspections and extensive regulation in the food safety area, including governmental food processing controls. Changes in government regulations relating to food safety could require us to make additional investments or incur other costs to meet the necessary specifications for our products.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Our products are often inspected by foreign food safety officials, and any failure to pass those inspections can require us to return all or part of a shipment to Brazil, destroy all or part of a shipment or incur costs because of delays in delivering products to our customers. Any tightening of food safety regulations could result in increased costs and could have an adverse effect on our business and results of operations.

Our export sales are subject to a broad range of risks associated with international operations.

Export sales account for a significant portion of our net sales, representing 42.9% of our total net sales in March 31, 2009, 43,7% of our total net sales in 2008 and 47.5% of our total net sales in 2007.. Our major export markets include the European Union, the Middle East (particularly Saudi Arabia), and the Far East (particularly Japan and Russia), where we are subject to many of the same risks described below in relation to Brazil. Our future financial performance will depend, to a significant extent, on economic, political and social conditions in our main export markets. Our future ability to conduct business in export markets could be adversely affected by factors beyond our control, such as the following:

•                  exchange rate fluctuations;

•                  deterioration in economic conditions;

•                  imposition of increased tariffs, anti-dumping duties or other trade barriers;

•                  strikes or other events affecting ports and other transport facilities;

•                  compliance with differing foreign legal and regulatory regimes; and

•                  sabotage affecting our products.

The market dynamics of our important export markets can change quickly and unpredictably due to these factors, the imposition of trade barriers of the type described above and other factors, which together can significantly affect our export volumes, selling prices and results of operations.

Our export sales are highly dependent on conditions at a small number of ports in southern Brazil.

We export our products mainly through the ports of South of Brazil (Santa Catarina, Paraná e Rio Grande do Sul). We have been affected from time to time by strikes of port employees or customs agents, sanitary inspection agents and other government agents at the Brazilian ports from which we export our products. For exeplo, in 2005 and in the third quarter of 2007, Brazilian federal government sanitary inspectors went on strike for approximately one month. A widespread or protracted strike in the future could adversely affect our business and our results of operations.

In the fourth quarter of 2008, flooding and damage at the ports of Itajaí and Navegantes damaged port infrastructure and required us to divert all our exports in the region of Santa Catarina to three other ports: Rio Grande in the State of Rio Grande do Sul, Paranaguá and São Francisco.  These events resulted in reduced shipment levels in November and led to delays in exports of fourth quarter of 2008 to first quarter of 2009, adversely affecting our export revenues for the fourth quarter of 2008.

Environmental laws and regulations require increasing expenditures for compliance.

We, like other Brazilian food producers, are subject to extensive Brazilian federal, state and local environmental laws, regulations, authorizations and licenses concerning, among other things, the handling and disposal of waste, discharges of pollutants into the air, water and soil, and clean-up of contamination, all of which affect our business. Any failure to comply with these laws and regulations or any lack of authorizations or licenses could result in administrative and criminal penalties, such as fines, cancellation of authorizations or revocation of licenses, in addition to negative publicity and liability for remediation or for environmental damages. We cannot operate a plant if the required environmtenal permit is not valid or current.

We have incurred, and will continue to incur, capital and operating expenditures to comply with these laws and regulations. Because of the possibility of unanticipated regulatory measures or other developments, particularly as environmental laws become more stringent in Brazil, the amount and timing of future expenditures required to maintain compliance could increase from current

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

levels and could adversely affect the availability of funds for capital expenditures and other purposes. Compliance with existing or new environmental laws and regulations could result in increased costs and expenses.

Our plants are subject to environmental licensing, based on their pollution potential and usage of natural resources. If any these environmental licenses expire and are not renewed, or have their solicitation of renewal dismissed by the competent environmental authority, we may incur in administrative penalties such as a fine ranging between R$500 and R$10 million, suspension of operations or closing of the facilities in question. Those same penalties may also be applicable in the case of failure to fulfill the conditions of validity foreseen in the environmental licenses already held by us.

Acquisitions may divert management resources or prove to be disruptive to our company.

We regularly review and pursue opportunities for strategic growth through acquisitions and other business ventures. We have completed several acquisitions in recent years. Acquisitions especially involving sizeable enterprises as Sadia, may present financial, managerial and operational challenges, including diversion of management attention from existing businesses, difficulty with integrating personnel and financial and other systems, increased compensation expenses for newly hired employees, assumption of unknown liabilities and potential disputes with the sellers. We could also experience financial or other challenges if any of the businesses that we have acquired or may acquire in the future give rise to liabilities or problems of which we are not aware. Acquisitions outside of Brazil may present additional difficulties, such as compliance with foreign legal and regulatory systems and integration of personnel to different managerial practices and would increase our exposure to risks associated with international operations.

In recent years, the size and volume of our acquisitions has increased significantly, which has increased the magnitude of the challenges described above.  In 2008, we completed three acquisitions for an aggregate purchase price of R$1.8 billion, consisting primarily of our acquisitions of Eleva (complementing our dairy product and meat businesses), Plusfood (providing meat processing capabilities in Europe) and Cotochés (adding to the scope of our dairy products business), compared to four acquisitions for an aggregate purchase price of R$348 million in 2007.  We recently announced a business combination with Sadia, which poses specific risks and challenges.

We are influenced by a group of shareholders that control a significant percentage of our common shares.

Currently, six pension funds hold a significant percentage of our common shares and, acting together pursuant to a shareholders’ voting agreement, have the ability to significantly influence our decisions. The pension funds owned 35.9% of our total capital on March 31, 2009. They are parties to a shareholders’ voting agreement that sets forth voting arrangements with respect to, among other matters, (1) the election of officers and members of our board of directors and of the fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

As a result, these shareholders have, and will continue to have, the power to influence significantly the outcome of important corporate decisions or matters submitted to a vote of our shareholders. The interests of these shareholders may conflict with, or differ from, the interests of other holders of our common shares.

Unfavorable outcomes in legal proceedings may reduce our liquidity and negatively affect us.

We are defendants in civil, labor and tax proceedings and are also subject to consent agreements (termo de ajustamento de conduta). We cannot assure you that we will obtain favorable decisions in these proceedings or that our reserves will be sufficient to cover potential liabilities resulting from unfavorable decisions. In the ordinary course of business, we outsource labor to outgrowers (i.e., third-party growers) whose operations are integrated with our production process. If it were to become necessary to revisit this contractual structure, we could incur additional operating expenses. Even in cases in which we have recorded reserves on our balance sheet to cover potential losses, any obligation to pay amounts in these proceedings would have an effect on our cash position. Unfavorable decisions in these proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations. In addition, Eleva is subject to civil, labor and tax proceedings.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

We depend on members of our senior management and on our ability to recruit and retain qualified professionals to implement our strategy.

We depend on members of our senior management and other qualified professionals to implement our business strategies. Efforts to recruit and retain professionals may result in significant additional expenses, which could adversely affect us. In addition, the loss of key professionals may adversely affect our ability to implement our strategy.

Changes in the tax legislation and inspections by the Brazilian internal revenue service could have an adverse effect on our businesses.

We are obliged to interpret aspects of the fiscal legislation relative to the levying of certain taxes on our activities, in particular the fiscal impacts of our corporate reorganizations described , among others, in this Prospectus, and our financial statements up to a cut-off date of March 31 2009, in relation to capital gains and recognition of goodwill, and the acquisitions which we have made based on the opinion, among others, of  legal counsel.

The Federal Government regularly implements changes in the tax regime which could potentially increase our tax burden as well as that of our customers. Such changes include modifications in tax brackets, and occasionally, the creation of temporary taxes, the resources of which are allocated to meet specific requirements as mandated by the Government. In April 2003, the Federal Government presented a tax reform proposal designed principally to simplify tax collection in order to avoid internal disputes in the Brazilian states of the Federation and municipalities and between the two of them as well as a means of redistributing tax revenue. The proposed tax reform measures established changes in the rules which govern PIS,  COFINS, ICMS and some other taxes.

Should changes in the current tax structure be made which increase our tax burden, should we be found guilty in administrative actions or should we be obliged to adopt a less efficient tax policy, this could have a material and adverse effect on our operating results.

Damages not covered by our insurance might result in losses for us, which could have an adverse effect on our business.

As is usual in our business, our plants, distribution centers, transports, among others are insured. However, certain kinds of losses cannot be insured. If an event that cannot be insured occurs, the investment made by the Company may be lost. In addition, we can be held judicially liable for any indemnification payments to potential victims in such events.

Risks Relating to the Proposed Sadia Transaction

We may incur additional costs in relation to Sadia’s internal controls and information systems.

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002 as well as SEC rules relating to internal controls over financial reporting, which require that our management annually evaluate the effectiveness of our internal control over financial reporting and disclose the results of that evaluation in this Annual Report. In addition, SEC rules require that our independent auditors prepare an attestation report regarding the effectiveness of our internal control over financial reporting.  Although Sadia is a publicly held company in the United States and is also subject to these rules, our management’s report, and our independent auditors’ attestation report, on internal controls for the year ended December 31, 2008 does not address Sadia’s internal control over financial reporting.  We may find it necessary to incur expenses and spend time to correct deficiencies and implement additional training. If these deficiencies are serious, and if we cannot remedy them before the filing of our Annual Report on Form 20-F for the next fiscal year, we may not be able to conclude that our internal controls are effective.  If this were to occur, investors might lose confidence in our financial statements and the price of our stock could fall.

Our proposed business combination with Sadia is subject to antitrust approvals, and any antitrust approval could be conditioned on divestment of a portion of our business.

On May 19, 2009, we signed a merger agreement with Sadia that contemplates a business combination between us and Sadia.  In the business combination, our company is to be renamed BRF — Brasil Foods S.A., and Sadia is expected to become our wholly owned subsidiary.  Holders of common shares and preferred shares of Sadia are expected to receive common shares of our company, and holders of ADSs representing preferred shares of Sadia are expected to receive ADSs representing common shares of our company.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In accordance with Brazilian law, we and Sadia submitted a summary of the terms and conditions of the business combination and other information about each company to the Brazilian Conselho Administrativo de Defesa Econômica (the Brazilian government agency with antitrust decision making authority, or “CADE”) on June 7, 2009.  After an analysis by the Secretaria de Acompanhamento Econômico (the Economic Policy Bureau of the Ministry of the Treasury, or “SEAE”) and the Secretaria de Direito Econômico (the Economic Law Office of the Ministry of Justice, or “SDE”), the CADE will determine whether the business combination negatively impacts consumer conditions in the relevant markets in which we and Sadia compete or whether they would negatively affect consumers.  Brazilian antitrust law does not prevent parties from closing a transaction on a provisional basis until the Brazilian antitrust authorities render a final decision.  However, the CADE may ask the parties to sign, and the parties have initiated negotiations with the CADE with respect to, an agreement (an Acordo de Preservação da Reversibilidade da Operação, or “Reversibility Agreement”) that requires the parties to keep parts of their businesses separate until a final decision is rendered.  If the business combination is approved, it will be retroactive to the date the transaction closed; however, if the business combination is not approved, it will be unwound retroactively to the closing date.  As a condition to approving the transaction, the Brazilian antitrust authorities could impose significant conditions or performance commitments on the combined company, including commitments to divest from certain businesses, risks and product lines, trademarks or production facilities.  Any such conditions could materially adversely affect our financial performance and prospects.

Sadia’s use of derivative financial instruments has negatively affected its results of operations, especially in a volatile and uncertain market.

Sadia has used derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of its debt.  For the year ended December 31, 2008, Sadia had a net loss of approximately R$2,365.8 million from financial instruments as compared to a net gain of R$191.6 million in 2007.  These losses resulted from a variety of factors, including losses related to changes in the fair value of cross-currency swaps, other currency derivatives attributable to the appreciation of the U.S. dollar against the real and losses resulting from entering into financial instruments outside the scope of Sadia’s policy.  Companies experienced a period of greater volatility in the global securities and exchange markets as part of the worsening of the crisis, which started in 2007.  The financial crisis significantly and negatively affected the valuation of Sadia’s derivative instruments portfolio, primarily the valuation of foreign exchange options and currency derivatives related to debt.  As a result of increased volatility and devaluation of the real against the U.S. dollar, there were significant changes in the fair value of Sadia’s derivative instruments portfolio, which triggered the need to make deposits in margin accounts with the counterparties and to incur additional indebtedness to make margin deposits or to settle some of these derivative transactions, negatively affecting Sadia’s liquidity. To the extent that any of these factors persist in 2009, Sadia may continue to incur net losses from its derivative financial instruments.

The current financial crisis, which has continued into 2009, could also negatively affect Sadia’s derivative financial instruments by weakening the creditworthiness and viability of the financial institutions which act as the counterparties to its derivative transactions.  The risk of counterparty default is currently higher in light of existing capital market and economic conditions.  Reduced liquidity or financial losses resulting from exposure to the risk of counterparties could have a material adverse effect on Sadia’s cash flow and financial condition.  The current economic environment could cause Sadia’s counterparties to breach their obligations under Sadia’s contracts with them by failing to pay Sadia amounts that may become due under its derivative contracts or to seek bankruptcy protection.  The instability and uncertainty in the financial markets has also made it difficult to assess the risk of counterparties to derivatives contracts.  Any of the foregoing could adversely impact Sadia’s business, financial condition and results of operations.

Furthermore, the fair value of derivative instruments fluctuates over time as a result of the effects of future interest rates, exchange rates and financial market volatility.  These values must be analyzed in relation to the fair values of the underlying transactions and as part of our overall exposure to fluctuations in interest rates and foreign exchange rates.  Since valuation is imprecise and variable, it is difficult to accurately predict the magnitude of the risk posed by the use of derivative financial instruments going forward and to state with certainty that Sadia will not be negatively affected by its derivative financial positions.

Derivative financial instruments are generally subject to margin calls in case the threshold set by the counterparties is exceeded.  In certain scenarios, the cash required to cover margin calls may be substantial and may reduce the funds available to Sadia for its operations or other capital needs.  Some of Sadia’s derivatives contracts have clauses that reduce the threshold amounts after certain pre-defined credit downgrades by the credit agencies. The change in mark-to-market of some of Sadia’s derivative financial instruments is reflected in its income statement introducing volatility in Sadia’s interest net income and related ratios.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

We expect to raise equity financing before the completion of the business combination, and if the business combination does not close, we will have complete discretion as to the use of the net proceeds of that financing.

We have previously announced that we plan to raise equity financing to provide gross proceeds in the amount of approximately R$4.0 billion before the consummation of the transaction.  The purpose of this equity financing is to enhance the capital base of the combined company resulting from the combination of our company and Sadia.  If we undertake this equity financing, it will not be conditioned upon the consummation of the business combination, and if we do not consummate the business combination, we do not currently have any specific use for the net proceeds of the financing.  We may, for example, use the net proceeds to acquire or invest in other businesses or product lines, refinance indebtedness or for other uses.  We will have complete discretion as to the use of those proceeds and may use them in ways with which investors do not agree or in ways that do not improve our profitability.

The proposed equity financing would also lead to significant dilution in the ownership percentages of the current holders of our common shares or ADSs representing our common shares.

This description of a potential equity offering does not constitute an offer to sell or the solicitation of an offer to buy any securities of our company.

If we complete the business combination, we may not realize the expected benefits of the transaction, in the timeframe anticipated or at all, because of integration or other challenges.

Achieving the expected benefits of the proposed business combination with Sadia will depend on the timely and efficient integration of the operations, business and administratives cultures, marketing practices, branding and personnel of the Company and Sadia.  This integration may not be completed as quickly as expected, and any failure to effectively integrate the two companies or any delay in that integration could increase our costs, adversely affect our margins, adversely affect our financial condition or have other negative consequences.  The challenges involved in the integration include, among others, the following:

•                  devising a coherent marketing and branding strategy in our domestic market and our export markets that takes into account the relative strengths of the Company and Sadia’s marketing and brands in each of those markets and across their many product lines;

•                  integrating two of the largest customer distribution networks in Brazil, as well as distribution networks in the Company and Sadia’s export markets;

•                  integrating the extensive production facilities of the Company and Sadia in several Brazilian states;

•                  the potential loss of key customers of the Company or Sadia, or both;

•                  the potential loss of key officers of the Company or Sadia, or both;

•                  distraction of management from the ongoing operations of the company;

•                  aligning the standards, processes, procedures and controls of the Company and Sadia in the operations of the combined companies; and

•                  increasing the scope, geographic diversity and complexity of our operations.

The proposed business combination with Sadia is significantly larger than any transaction that either we or Sadia has undertaken in the past, and any combination of the challenges described above could adversely affect our results of operations and prospects and the market price of the common shares or ADSs of the combined company.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Sadia is subject to significant potential liabilities in connection with litigation, which would become potential liabilities of our combined company after the completion of the business combination.

Sadia’s businesses are subject to regulation under a wide variety of Brazilian, U.S. federal, state and foreign laws, regulations and policies.  Sadia, in particular, is subject to a variety of legal proceedings and legal compliance risks.  Sadia’s businesses and the industries in which we operate are at times reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages. We and Sadia are party to a wide range of agreements, contracts and joint ventures with other companies, which could potentially result in litigation if the parties cannot find a common understanding on the issues in dispute.

In the fall of 2008, the real suffered a strong devaluation, including in relation to the U.S. dollar.  On September 25, 2008, Sadia released a notice of material fact stating that as a result of such devaluation, it had sustained significant losses on foreign exchange derivative transactions.  In connection therewith, Sadia sold certain of its long-term financial investments to be able to make deposits in margin accounts related to the currency derivatives, which resulted in further losses due to the decrease in the value of such financial instruments as a result of the global economic crisis.  In connection with these losses, Sadia, as well as certain individuals who were officers and/or directors of Sadia during the events at issue, were named in five lawsuits alleging various violations of U.S. federal securities laws related to losses that Sadia incurred with respect to foreign exchange derivative contracts.  These five actions have since been consolidated in a single class action lawsuit.

In addition, on May 15, 2009, Sadia received a letter from the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” informing Sadia that the CVM had initiated a preliminary administrative proceeding on December 12, 2008 aimed at investigating the liability of certain individuals who were officers and/or directors of Sadia for losses in connection with the derivative transactions in 2008. The letter states that the proceeding is still at a preliminary stage, and the CVM has not yet specified which crimes have been committed, or whether any crimes have been committed at all.

It is not possible to predict whether additional suits will be filed in connection with such derivative losses or what the outcome of any such litigation will be.  Although Sadia intends to contest the current lawsuits vigorously, it is possible that there could be unfavorable outcomes in these or other proceedings.  At the current stage of the proceedings, it is not possible to determine the probability of an eventual loss and/or the amounts involved in any potential loss and the expenses that will be incurred in defending these lawsuits.

Adverse results in proceedings involving Sadia and/or the incurrence of significant litigation expenses could be material to its business, operations, financial position, profitability or cash flows.  If our proposed business combination with Sadia is consummated, Sadia will become our wholly owned subsidiary and we will be subject to any adverse outcomes arising out of proceeedings involving Sadia.  Any such adverse results could therefore be material to our business, operations, financial position, profitability or cash flows.

Sadia is subject to significant tax and other potential liabilities in connection with litigation in Brazil, and these would be potential liabilities of our consolidated company after the completion of the business combination.

Sadia has significant tax and other potential liabilities in connection with litigation in Brazil.  As of December 31, 2008, these liabilities included (1) tax proceedings in the aggregate amount of R$1,818.5 million (of which Sadia had recorded provisions for probable losses of R$50.9 million (R$22.6 million of income and social contribution payables and R$28.3 million of other tax proceedings)), (2) civil proceedings in the aggregate amount of R$116.6 million (of which Sadia had recorded provisions for probable losses of R$10.2 million) and (3) labor claims in the aggregate amount of R$67.6 million (of which Sadia had recorded provisions for probable losses of R$28.1 million).  The difference between the amounts recorded as provisions for probable losses in each of these categories and the total amounts represent liabilities that Sadia’s management has judged to be possible or remote, and Sadia did not, therefore, record any provision in its financial statements for these contingencies. The losses to Sadia could therefore be significantly higher than the amounts for which Sadia has recorded provisions.  Even for the amounts recorded as provisions for probable losses, a judgment against Sadia would have an effect on Sadia’s cash flow if it is required to pay those amounts. Sadia may therefore incur significant losses and expenses defending these lawsuits, which could materially adverse its results of operations and financial condition, and these would be potential liabilities of our consolidated company after the completion of the business combination.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Sadia is more highly leveraged than our company, and if we are unable to refinance a significant portion of its indebtedness in connection with the business combination, we would be subject to the risks associated with a higher level of indebtedness.

Sadia currently has a substantial amount of debt and may incur more debt in the future.  As of December 31, 2008, Sadia had total debt of R$8,844.3 million, of which approximately 42.2% (R$3,729.6 million) was denominated in Brazilian reais and approximately 57.8% (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars).  In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet guarantees in the aggregate amount of R$537.7 million.  If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination transaction, Sadia’s significant level of debt could have important consequences for us, including:

•                  requiring that a substantial portion of our cash flows from operations be used for the payment of principal and interest on its debt, reducing the funds available for our operations or other capital needs;

•                  limiting our flexibility in planning for, or reacting to, changes in its business and the industry in which we operate because our available cash flow after paying principal and interest on our debt might not be sufficient to make the capital and other expenditures necessary to address these changes;

•                  increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, we would be required to devote a proportionally greater amount of our cash flows to paying principal and interest on debt;

•                  limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and general corporate requirements;

•                  making it difficult for us to refinance our indebtedness or to refinance such indebtedness on terms favorable to us, including with respect to existing accounts receivable securitizations;

•                  placing us at a competitive disadvantage compared to competitors that are relatively less leveraged and that may be better positioned to withstand economic downturns; and

•                  exposing our current and future borrowings made at floating interest rates to increases in interest rates.

Sadia has substantial debt that matures in 2009 and each of the next several years, and if we are unable to refinance a significant portion of its indebtedness in connection with the business combination, we may not be able to comply with its upcoming payment obligations.

Sadia currently has a substantial amount of debt and may incur significant additional debt in the future. As of December 31, 2008, it had R$8,844.3 million of total debt, of which approximately 42.2% (R$3,729.6 million) was denominated in Brazilian reais and approximately 57.8% (R$5,114.7 million) was denominated in foreign currency (primarily U.S. dollars). Of its total debt as of December 31, 2008, approximately 34.4% (R$3,037.8 million) was short-term debt, and approximately 16.1% (R$1,421.8 million) was the current portion of the long-term debt and 49.6% (R$4,384.7 million) was long-term debt.  Sadia has a substantial amount of debt maturing in the next several years, including debt with an aggregate principal amount of approximately R$1,125.8 million, R$938.7 million and R$663.7 million maturing in 2010, 2011 and 2012, respectively. In addition, as of December 31, 2008, Sadia had R$913.6 million of negative working capital (defined as total current assets minus total current liabilities) and off-balance sheet guarantees in the aggregate amount of R$537.7 million. If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination, we may face difficulties in paying that debt as it matures beyond 2009.

The global stock and credit markets have recently experienced extreme disruption, including severely diminished liquidity, constrained credit availability and extreme volatility in securities prices.  These factors and the continuing market disruption may have an adverse effect on our and, in particular, Sadia’s ability to refinance future maturities, including a significant portion of its indebtedness in connection with the business combination.  Continued uncertainty in the stock and credit markets may also negatively impact our ability to access additional short-term and long-term financing before or after completion of the business combination with Sadia on reasonable terms or at all, which could negatively impact our liquidity and financial condition.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In addition, Sadia’s credit ratings have recently been downgraded by Standard & Poor’s and by Moody’s.  The disruptions in the financial and credit markets also may continue to adversely affect Sadia’s credit ratings.  Any further deterioration of Sadia’s credit ratings or creditworthiness might negatively impact the availability of financing to our company following consummation of the business combination and the terms on which we could refinance Sadia’s debt, including the imposition of more restrictive covenants and higher interest rates.

If we are unable to refinance a significant portion of Sadia’s indebtedness in connection with the business combination and:

•                  the current pressures on credit continue or worsen,

•                  Sadia’s operating results worsen significantly,

•                  Sadia is unable to complete any necessary divestitures of non-core assets and its cash flow or capital resources prove inadequate, or

•                  Sadia is unable to refinance any debt that becomes due, we could face liquidity problems and may not be able to pay our or Sadia’s outstanding debt when due, which could have a material adverse effect on our business and financial condition.

The consummation of the business combination with Sadia might result in an event of default, a termination event or a breach of covenants under certain instruments governing a portion of Sadia’s indebtedness.

Under instruments governing R$4.9 billion of Sadia’s indebtedness as of May 31, 2009, including certain derivative financial instruments, the consummation of the business combination with Sadia may result in an event of default, a termination event or a breach of one or more covenants, as applicable.  In particular, the consummation of the business combination will result in a change of control of Sadia.  As a result, following the announcement of the business combination with Sadia, Sadia has engaged in discussions with its lenders and counterparties under those debt instruments with change of control provisions or other provisions triggered by the transaction in order to seek waivers or consents of those provisions.  Sadia may be required to pay a premium or a penalty to its lenders or counterparties in order to receive waivers or consents, or they may be unable to obtain these waivers or consents.  If they are unable to obtain such waivers or consents, Sadia may find it necessary to prepay the indebtedness outstanding under those debt instruments.  We can give no assurances as to whether any of Sadia’s lenders and/or counterparties under the applicable debt instruments will agree to grant its waiver or consent or that Sadia will otherwise be able to prepay the indebtedness outstanding under such debt instruments.

If Sadia is unable to obtain all necessary waivers or consents before the consummation of the business combination, we may be required to incur significant expense to obtain them or to prepay or refinance the relevant indebtedness.  Our agreement with Sadia requires them to use best efforts to obtain the waivers or consents but does not condition the consummation of the business combination upon Sadia’s ability to obtain them.  If we find it necessary to prepay or refinance any indebtedness of Sadia containing change of control or other provisions triggered by the business combination, we may need to obtain financing to enable us to do so, and this could accelerate or exacerbate the risks relating to Sadia’s indebtedness that we highlight above.

Debt service requirements under Sadia’s U.S. dollar-denominated debt obligations could heighten our exposure to the risk of fluctuations in the real-U.S. dollar exchange rate.

A substantial portion of the Sadia’s outstanding debt is denominated in foreign currencies, primarily U.S. dollars.  As of December 31, 2008, Sadia’s U.S. dollar denominated debt represented approximately 59.8% (R$5,114.7 million) of its total debt (not giving effect to its currency-related derivatives as of such date). Sadia’s existing U.S. dollar-denominated debt, however, must be serviced by funds generated from sales by its subsidiaries, the majority of which is not denominated in U.S. dollars.  Consequently, when it does not generate sufficient U.S. dollar revenues to cover that debt service, Sadia must use revenues generated in reais or other currencies to service its U.S. dollar-denominated debt. Depreciation in the value of the real or any of the other currencies of the countries in which Sadia operates, compared to the U.S. dollar, could adversely affect its ability to service its debt. In 2008, Sadia’s U.S. dollar-denominated operations, together, generated approximately 76.2% of its total net sales in the domestic market in real terms and some of the currencies in which its revenues are denominated suffered material depreciations against the U.S. dollar. If the business combination in consummated, a devaluation in the value of the real, euro or any of the other currencies of the countries in which the combined business operates, compared to the U.S. dollar, could therefore adversely affect our ability to service this Sadia

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

debt.  For example, in 2008 the real depreciated approximately 31.9% against the U.S. dollar, the euro depreciated approximately 5.9% against the U.S. dollar and the British sterling pound depreciated approximately 27.3% against the U.S. dollar.  Foreign currency hedge agreements may not be effective in covering these currency-related risks.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations.

The Brazilian economy has historically been characterized by interventions by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

•                  exchange rate movements;

•                  exchange control policies;

•                  expansion or contraction of the Brazilian economy, as measured by rates of growth in GDP;

•                  inflation;

•                  tax policies;

•                  other economic political, diplomatic and social developments in or affecting Brazil;

•                  interest rates;

•                  energy shortages;

•                  liquidity of domestic capital and lending markets; and

•                  social and political instability.

These factors, as well as uncertainty over whether the Brazilian government may implement changes in policy or regulations relating to these factors, may adversely affect us and our business and financial performance and the market price of our common shares and ADSs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

Historically, Brazil has experienced high rates of inflation.  According to the General Market Price Index (Índice Geral de Preços do Mercado) or “IGP-M,” a general price inflation index, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008.  In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or “IPCA,” published by the IBGE, the Brazilian consumer price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 3.1% in 2006, 4.5% in 2007 and 5.8% in 2008.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil in the past and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar, on average, by 19.6% in 2002 and 4.8% in 2003. In 2004, 2005, 2006 and 2007 the real appreciated 8.8%, 13.4%, 9.5% and 16.3%, respectively, against the U.S. dollar. In 2008 the real depreciated 31.9% against the U.S. dollar.  For the three months ended March 31, 2009, the real depreciated 0.6% against the U.S. dollar.

Any appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Our production costs are denominated in reais, but our export sales are mostly denominated in U.S. dollars or euros.  Financial revenues generated by exports are reduced when translated to reais in the periods in which the real appreciates in relation to the U.S. dollar.  Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.

Devaluation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring deflationary government policies. In addition, the prices of soy meal and soybeans, important ingredients of our animal feedstock, are closely linked to the U.S. dollar, and many of the mineral nutrients added to our feedstock must be purchased in U.S. dollars.

The price of corn, another important ingredient of our feedstock, is also linked to the U.S. dollar to a lesser degree. In addition to feedstock ingredients, we purchase sausage casings, breeder eggs, packaging and other raw materials, as well as equipment for use in our production facilities, from suppliers located outside Brazil whom we must pay in U.S. dollars or other foreign currencies. When the real depreciates against the U.S. dollar, the cost in reais of our U.S. dollar-linked raw materials and equipment increases, and these increases could materially adversely affect our results of operations.

We had total foreign currency-denominated debt obligations in an aggregate amount of R$4,138.0 million at December 31, 2008, representing 77% of our total consolidated indebtedness at that date. A significant portion of our consolidated debt is denominated in foreign currencies because export credit facilities available in foreign currencies often have attractive financing conditions and costs compared to other financing sources. However, these foreign-currency denominated credit facilities also expose us to a greater degree of foreign exchange risk. We manage a portion of our exchange rate risk through foreign currency swaps and investments, and cash flows from export sales are in U.S. dollars and other foreign currencies, but our foreign currency debt obligations are not completely hedged. At December 31, 2008, our consolidated exchange rate exposure was U.S.$821.3 million. A significant devaluation of the real in relation to the U.S. dollar or other currencies could increase the debt service requirements of our foreign currency-denominated obligations.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank began to decrease it, reaching 11.25%. In 2008, the Central Bank reversed the trend, increasing the basic interest rate to 13.75%.

At December 31 2008, approximately 70% of our total liabilities from indebtedness and derivative instruments of R$3,747.0 million was either (1) denominated in (or swapped into) reais and bears interest based on Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social—BNDES), or “BNDES,” and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or “CDI” rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, or (2) dollar-denominated and bears interest based on LIBOR. Any increase in the CDI, TJLP or LIBOR rates may have an adverse impact on our financial expenses and our results of operations.

Changes in tax laws may increase our tax burden and, as a result, our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Since 2003, the Brazilian government presented certain tax reform proposals, which have been mainly designed to simplify the Brazilian tax system, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provide for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social - COFINS), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes.  These proposals are not assured to be approved and passed into law.

The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares and the ADSs.

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our common shares. Exchange controls could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our common shares and the ADSs.

Risks Relating to Our Common Shares and the ADSs

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs may exercise voting rights with respect to our common shares represented by ADSs only in accordance with the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the ADR depositary following our notice to the depositary requesting the depository to do so. To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily will take longer for holders of ADSs than for holders of our common shares. If the ADR depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote our common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common shares underlying their ADSs are not voted as requested.

Non-Brazilian holders of ADSs and common shares may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are subject to different levels of regulations and supervision than the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Non-Brazilian holders of ADSs and common shares may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for non-Brazilian holders of ADSs and common shares to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Judgments of Brazilian courts with respect to our common shares may be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the common shares or the ADSs.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Holders of ADSs and non-Brazilian holders of our common shares may be unable to exercise preemptive rights and tag-along rights with respect to our common shares underlying the ADSs.

Holders of ADSs and non-Brazilian holders of our common shares may be unable to exercise the preemptive rights and tag-along rights relating to our common shares (including common shares underlying ADSs) unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, a holder may receive only the net proceeds from the sale of his or her preemptive rights  or tag-along, or if these rights cannot be sold, they will lapse and the holder will receive no value from them.

Provisions in our by-laws may prevent efforts by our shareholders to change our control or management.

Our by-laws contain provisions that may discourage, delay or make more difficult a change in control of our company or removal of our directors. Subject to limited exceptions, these provisions require any shareholder that acquires shares representing 20% or more of our share capital to, within 30 days from the date of such acquisition, commence a tender offer with respect to all of our share capital for a price per share equivalent to the greatest of: (1) the economic value of our company, which shall be equivalent to the arithmetic average of the mean points of the economic value ranges obtained in two appraisal reports prepared based on the discounted cash flow method, as long as the variation between these mean points shall not exceed 10%, in which case the economic value shall be determined through arbitration; (2) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the 24-month period before the date on which the public offering shall become mandatory, duly adjusted in accordance with the IPCA variation up to the date of payment; and (3) 135% of the unit price of our shares within the 30-day period before the public offering. These provisions of our by-laws may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our shareholders.

Holders of ADSs could be subject to Brazilian income tax on capital gains from sales of ADSs.

Historically, any capital gain realized on a sale or other disposition of ADSs between non-Brazilian holders outside Brazil was not subject to Brazilian income tax. However, a December 2003 Brazilian law (Law No. 10,833) provides that “the acquirer, individual or legal entity resident or domiciled in Brazil, or the acquirer’s attorney-in-fact, when such acquirer is resident or domiciled abroad, shall be responsible for the retention and payment of the income tax applicable to capital gains earned by the individual or legal entity resident or domiciled abroad who disposes of property located in Brazil.” The Brazilian tax authorities have issued a normative instruction confirming that they intend to assess income tax on capital gains earned by non-Brazilian residents whose assets are located in Brazil. It is unclear whether ADSs representing our common shares, which are issued by the ADR depositary outside Brazil, will be deemed to be “property located in Brazil” for purposes of this law. Accordingly, we cannot determine whether Brazilian tax authorities will attempt to tax any capital gains arising from the sale or other disposition of the ADSs, even when the transaction is consummated outside Brazil between non-Brazilian residents.

Brazilian taxes may apply to a gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder.

The gain realized by a non-Brazilian holder on the disposition of common shares to another non-Brazilian holder (other than a disposition of shares held pursuant to Resolution No. 2,689, as amended, of the Brazilian Monetary Councel (Conselho Monetário Nacional, or “CMN”)) is generally viewed as being subject to taxation in Brazil. Pursuant to Law No. 10,833/03, Brazilian tax authorities may assess income tax on capital gains earned by non-Brazilian residents in transactions involving assets that are located in Brazil. In this case, the tax rate applicable on the gain would be 15% (or 25% in the case of a non-Brazilian holder organized under the laws of or a resident of a tax haven).

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our common shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&F Bovespa — Securities, Commodities & Futures Exchange, or the “São Paulo Stock Exchange,” had a total market capitalization of R$1,375.3 billion, or U.S.$588.5 billion, at December 31, 2008 and an average daily trading volume of R$5,525.5 million for 2008. By contrast, the New York Stock Exchange had a market capitalization of U.S$10.18 trillion at December

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

31, 2008 (U.S. domestic listed companies) and an average daily trading volume of U.S$268.2 billion for 2008. The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 52.4% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2008. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 59.6% of all shares traded on the São Paulo Stock Exchange in 2008. These market characteristics may substantially limit the ability of holders of the ADSs to sell common shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of these securities.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected, for several years, investors’ perceptions of Brazilian securities. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy also is affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stocks indexes.

Developments in other countries and securities markets could adversely affect the market prices of our common shares or the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

Based on our financial statements, relevant market and shareholder data, and the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we would be a passive foreign investor company, or PFIC, for U.S. federal income tax purposes for 2008, and we do not expect to be a PFIC for 2009 or in the future, although we can provide no assurances in this regard.  If we become a PFIC, U.S. holders of our common shares or ADSs may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for U.S. tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our common shares and ADSs, which is subject to change.

EMPLOYEES

The table below sets forth the number of our employees by primary category of activity as of the dates indicated. The information at December 31, 2008 includes employees of business acquired in 2008: Eleva Alimentos S.A., Plusfood and Maroca e Russo Indústria e Comércio Ltda. (Cotochés).

	1Q09	1Q08	2008	2007	2006

Administration	967	1,052	1,452	720	844

Commercial	7,235	5,784	6,480	4,659	3,919
Production	49,207	49,008	51,076	39,373	34,285
Total	57,409	55,844	59,008	44,752	39,048

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

All of our employees are located in Brazil, except for approximately 580 employees abroad, mainly in Europe, who staff our overseas sales offices and processing plants.

We do not employ a material number of temporary employees. However, during the Christmas holiday season, we contract a company that furnishes sales representatives to us to assist in holiday sales.

All of our production employees are represented by labor unions. The production employees in each state have a different union, and the terms of our collective bargaining agreements vary in accordance with the union. In each case, however, salary negotiations are conducted annually between workers’ unions and us. The agreement reached with the local or regional union that negotiates the applicable collective bargaining agreement for a particular facility is binding on all production employees, whether or not they are members of the union. In general, collective bargaining agreements are applicable to all employees of that union or region, respecting the different professional categories. Our administrative employees are also generally members of separate unions. We believe that our relations with our employees are satisfactory, and there have been no strikes or significant labor disputes in the past seven years.

We maintain a number of employee benefit plans constituting part of an integrated “Perdigão Benefits Plan.” The principal components are (1) the PROHAB—Perdigão Housing Program, which provides home construction financing through an independent credit source, (2) the private Perdigão pension plan, administrated by Perdigão Sociedade de Previdência Privada (“ PSPP”) (3) a credit cooperative that offers to the associated employee credit lines with attractice interest rates, (4) supplementary health plan that allows the employee to use the network agreements with costs subsidized by the Company, (5) meals services agreement, according to which the Company offers meals in its own restaurants or agreements with other restaurants for subsidies of up to 80% by the Company, (6) basic consumer products granted to employees with salary of up to five minimum wages and subsidized by 80% by the Company and (7) collective insurance life policy. During 2008, we spent R$195.7 million on programs for food supplies, health insurance, transportation, housing, education, child care and benefits to retired employees. This amount is 52.1% higher than the amount spent in 2007. We also encourage the practice of sports and leisure activities at sports, recreation clubs and fitness centers located at our facilities.

We have implemented productivity incentive programs, such as the Profits and Results Sharing Program, which is available to all employees, as well as variable compensation system linked to targets for operating and sales personnel. The purpose of those programs is to institute and regulate employee participation in our profits and results, thus encouraging improved performance, the recognition of team and individual effort and accomplishment of our targets.

COMPLEMENTARY PENSION PLAN

We are sponsor of the Perdigão Private Pension Benefits Plan  administered by PSPP (“Benefits Plan”). Employees and members of management of our Company have the option of joining this plan, which is structured on a defined contribution basis during the period of accumulation of reserves.

As a general characteristic, the plan provides for the following benefits: (i) proportional benefits; (ii) pension for death following retirement; (iii) normal retirement; (iv) pension for death prior to retirement; (v) retirement due to disability; and (vi) early retirement.

On December 31 2008, the plan had a total of 16,372 active members, 9,986 of them male and 6,386 female. The average member age of was 35.29 years. As of December 31 2008, the total number of who retired and the total number of members awaiting deferred benefit was 38, in each category. Six families were receiving pension benefits due to death of a plan member.

The benefits under the Benefits Plan are evaluated according to the financial capitalization regime and are readjusted annually in April in accordance with the variation in the IGP-DI.

Pursuant to the statement of actuarial evaluation results - DRAA and prepared  by  sector-dedicated professionals and  sent to the Federal Complementary Pension Fund Secretariat  — SPC, the Benefits Plan is financially in balance and conforms to generally accepted actuarial principles.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

REGULATION

The Brazilian Ministry of Agriculture regulates our activities through the Secretary for Agriculture and Cattle Breeding Defense (Secretaria de Defesa Agropecuária) and the Animal Products Inspection Department (Departamento de Inspeção de Produtos Animais).  This department is responsible for issuing of regulations, conducting inspections and providing legal support relating to livestock, animal breeding, food processing and any other activity involving animal-related affairs in the Brazilian territory.  Under applicable regulations, facilities that handle animal products must obtain permits and authorizations from the Federal Inspection Service of the Federal Office of the Ministry of Agriculture (Serviço de Inspeção Federal da Delegacia Federal do Ministério da Agricultura, Pecuária e Abastecimento), including a license to operate each facility, and must submit to periodic monitoring by the Brazilian state where the facility is located.

In addition, animal products are required to be identified using labels that have been registered with or approved by the Ministry of Agriculture. Ready-to-eat products that contain animal ingredients are also subject to technical, chemical and microbiological inspections. Violations of regulations of animal products may give rise to penalties, fines, seizure of products or temporary suspensions or permanent injunctions of a company’s activities.

LEGAL PROCEEDINGS

We and our subsidiaries are party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in each legal proceeding as remote, possible or probable. We record provisions for eventual losses in our financial statements in connection with these proceedings in an amount determined by our management on the basis of legal advice. If we believe the loss is probable, we record the full amount of the recommended provision for loss. We do not record a provision for loss if we classify the probability of loss as possible or remote.  Our classification of a loss as possible or remote is not, however, a guarantee that we will not eventually suffer such loss.

March 31, 2009

	Tax Proceeding	Civil Proceedings	Labor Proceedings	Judicial Deposit	Law Suit Abroad	Total
	(thousand of R$)
Probaly	159,654	17,448	43,756	-36,218		186,633
Possible	624,228	2,871	6,073		3,873	637,406
Remote	591,178	117,323	1,326,228			2,034,729
Total	1,375,060	137,642	1,376,057	-36,218	3,873	2,858,768

Tax Proceedings

We were engaged in several legal proceedings with Brazilian tax authorities in the aggregate amount of R$1.3 billion as of December 31, 2008, for which we have established provisions in an aggregate amount of R$160.6 million as of March 31, 2009, compared to R$153.2 million and R$99.5 million, respectively, as of December 31, 2008, and December 31, 2007. Of the proceedings for which we have recorded a provision for loss, the primary proceedings are the following:

•                  We have challenged the current 30% deductibility limit to carrying forward prior-year losses in the calculation of corporate income and social contribution taxes, which represented a total potential loss of R$64.6 million as of March 31, 2008. The Brazilian Superior Court of Justice, an appellate court in Brazil, has already held against taxpayers on this matter.  Currently, the Brazilian Federal Supreme Court is examining related matters in connection with this issue and has thus far ruled unfavorably.  Accordingly, we classify losses as probable in relation to the main issue but remote for issues regarding certain calculation errors made on payment and the assessment of significant fines. Indeed, during 2008, we obtained a favorable decision in the Taxpayers Council

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

that decreased the applicable fine from 75% (considered a punitive fine) to 20% (considered a late payment fine). As a result, the Tax Authorities commenced a procedure to reduce the applicable fine for late payment, and, correspondingly, we decreased our recorded provision for loss of R$30.4 million as of December 31, 2007, to R$1.8 million as of December 31, 2008.

•                  We have challenged the increases in the rates and calculation of the tax base of the PIS and COFINS taxes. In regards to the rate increase issue, the Brazilian Federal Supreme Court is currently revisiting the issue based on a new argument. Even so, the Brazilian Federal Supreme Court’s latest rulings have adopted a position favorable to the tax authorities. According, we believe that losses are probable in this regard. We had a R$9.5 million provision for loss as of March 31, 2009, corresponding to the amount we would pay in the event of an adverse ruling regarding the tax rate increase. On the other hand, during 2008, we liquidated our provision for loss of R$9.4 million related to the calculation of the tax base. We were able to do so based on a favorable decision of the General Federal Tax Attorney, whose decision, in turn, was based on favorable Brazilian Federal Supreme Court holdings.

•                  We have several tax default notices issued by the tax authorities in relation to ICMS tax credits recorded upon the acquisition of raw materials considered part of the basic food basket. In the past, this matter was decided in favor of the taxpayers by the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court. [However, on March 17, 2005, the Brazilian Federal Supreme Court decided that the recording of credits in proportion to the reduction of the calculation base of the ICMS tax is constitutional.][Note: Clarity? In March, 2005, the Brazilian Federal Supreme Court changed their decision, in order to allow the recording of credits only in a proportion to the reduction of the calculation base of the ICMS tax.] Our counsel has advised that the Brazilian Federal Supreme Court did not properly consider all of the arguments related to the case and that Complementary Law No. 86/96 does not require the credits to be excluded from the calculation base. We estimated a potential loss of R$260.1 million as of March 31, 2008 in relation to this matter, for which we have provided a provision for loss of R$2.1 million.

•                  We have challenged the assessment or payment of ICMS taxes in connection with a number of matters, the total value of which was estimated at R$256.6 million as of December 31, 2008, including the following:

•                  We have several tax default notices issued by the tax authorities in relation to ICMS tax credits recorded upon the acquisition of raw materials considered part of the basic food basket. In the past, this matter was decided in favor of the taxpayers by the Brazilian Superior Court of Justice and the Brazilian Federal Supreme Court. However, on March 17, 2005, the Brazilian Federal Supreme Court decided that the recording of credits in proportion to the reduction of the calculation base of the ICMS tax is constitutional. In March 2005, the Brazilian Federal Supreme Court changed its decision, in order to allow the recording of credits only in proportion to the reduction of the calculation base of the ICMS tax. Our counsel has advised that the Brazilian Federal Supreme Court did not properly consider all of the arguments related to the case and that Complementary Law No. 86/96 does not require the credits to be excluded from the calculation base. We estimated a potential loss of R$111.4 million as of December 31, 2008 in relation to this matter, for which we have not provided a provision for loss because we believe that losses are possible.

•                  We have challenged the payment of certain ICMS taxes in connection with our use of tax credits relating to consumption goods. We recorded a provision for loss of R$26.8 million as of December 31, 2008, relating to these proceedings in which we believe that losses are probable.

•                  We have challenged the disallowance of certain ICMS tax credits. We were served by the tax authorities for having inopportunely recorded ICMS tax credits with inflation adjustments and were thereby disallowed from claiming the entire tax credit, rather than just that portion related to the adjustment. We are currently waiting for the Brazilian Federal Supreme Court to render judgment in our appeal. The jurisprudence in the appellate courts indicates that inflation rate adjustments are not appropriate in calculating tax credits, unless done with the prior approval of the tax authorities. As of December 31, 2008, the amount pending in the proceeding amounted to R$30.3 million, for which we have recorded a provision for loss of R$23.4 million.

•                  We have challenged the assessment of the Tax on Bank Account Transaction (Contribuição Provisória sobre

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira — CPMF) to our export sales. As the appellate courts have not yet decided on this matter, we believe that losses are possible. We have established a provision for loss of R$27.7 million as of March 31, 2009.

•                  We have challenged the assessment of PIS and COFINS taxes on the receipt of interest on shareholders’ equity. We estimate the amount involved in this proceeding to be R$39.5 million as of March 31, 2009, and based on the advice of counsel, while we believe that losses are possible, we have not recorded contingency reserves in relation to this proceeding.

•                  We have challenged the assessment of corporate income and social contribution taxes on our overseas entities located in the Cayman Islands, which is in turn controlled by Crossban Holding GMBH, or “Crossban,” located in Austria. During the corresponding tax period, Crossban was controlled by PDA — Distribuidora de Alimentos Ltda. and PRGA — Participações Ltda., both located in Brasil, which were in turn controlled by Perdigão Agroindustrial S.A.. The tax authorities disregarded Crossban for tax purposes, classifying it as a pass-through entity, based on the belief that we were attempting to avoid double taxation through the improper use of the current tax treaty between Brazil and Austria. Furthermore, arguing that the company acted deliberately in such regard, the tax authorities assessed a penalty of 150% of the tax claimed. Recently, however, the Regional Office of the Brazilian IRS (Delegacia Regional da Receita Federal), after due analysis of our arguments, rejected the arguments of the tax authority and decided in our favor. As of March 31, 2009, the amount involved in this proceeding was R$184.8 million. Based on our counsel’s advice involved in the matter and on the favorable opinion received, we did not set aside a provision for loss for this proceeding. Though the tax authorities have filed for appeal, our counsel’s opinion regarding the possibility of loss remains unchanged.

•                  We have challenged the disallowance of certain ICMS tax credits. We were served by the tax authorities for having inopportunely recorded ICMS tax credits with inflation adjustments and were thereby disallowed from claiming the entire tax credit, rather than just that portion related to the adjustment. We are currently waiting for the Brazilian Federal Supreme Court to render judgment in our appeal. The jurisprudence in the appellate courts indicates that inflation rate adjustments are not appropriate in calculating tax credits, unless done with the prior approval of the tax authorities. As of March 31, 2009, the amount pending in the proceeding amounted to R$17.9 million with a corresponding provision for loss of R$24.1 million.

Labor Proceedings

We were involved in 4,611 labor proceedings amounting to total claims of R$1,382.2  million as of March 31, 2009, compared to R$1,308.1 million as of December 31, 2008, and R$700.4 million as of December 31, 2007. These cases relate to, among others, overtime and salary inflation adjustments for periods prior to the introduction of the real, illnesses allegedly contracted at work and work-related injuries. Based on our past experience and the advice of counsel, we had established provision for losses in the amount of R$44.4 million as of March 31, 2009, which we believe are sufficient to cover probable losses.

Civil Proceedings

We were defendants in 1,093 civil proceedings amounting to total claims of R$141.9 million as of March 31, 2009, compared to R$146.1 million and R$116.3 million as of the same date in 2008 and 2007, respectively. These matters relate to, among other things, traffic accidents, breach of contract claims, property damage and physical injuries. The largest individual proceeding is a claim for R$26.8 million as of January, 2009, whose loss we believe is remote.

We are also involved in a legal proceeding in which the plaintiff claims approximately R$13.8 million as of March 31, 2009, plus accrued interest, in connection with an alleged contractual breach relating to that party’s investment in a company that used to be controlled by one of our affiliates. We believe the chance of loss is probable, but the actual amount to be paid will only be calculated after a final decision. We have not established any provision for loss in respect of this matter.

We are also defendants in a case involving our corporate duties to a former member of a now-defunct association of chicken exporters, currently pending liquidation, who is challenging his exclusion from that association. The case could involve the payment of damages by us, but the auditor’s assessment of the damage amount is still pending. Accordingly,

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

we have not made a provision for loss with respect to this case.

Additionally, it is worth mentioning that our Company is not a defendant in any civil class action which concerns a civil matter.

We have set aside a provision worth R$17.4 million on March 31 2009 to cover civil court proceedings.

BOARD OF DIRECTORS ADVISORY COMMITTEES

Under the terms of our Bylaws, the Board of Directors may for advisory purposes constitute technical and consultative committees of a non-deliberative nature, to undertake specific tasks or generic activities in the Company’s interests.

Currently there are three advisory committees to the Board of Directors (governance and ethics, strategy and finance and compensation and executive development).

We also have an audit committee and a disclosure and internal controls committee(Sarbanes Oxley)  made up of members drawn from the Board of Directors and the Board of Executive Officers as well as market professionals, as described below.

Governance and Ethics Committee

When so requested by the Board of Directors, this committee issues analyses and opines on  matters with respect to the practices of the  Company’s corporate governance, the code of ethics, policy for disclosure of information and share trading, the management system and institutional and the Company’s socio-environmental and institutional responsibility policies and activities. At the request of the Board of Directors, the committee may also accompany work executed by the Audit Committee and the Disclosure and Internal Controls - Sarbanes Oxley committee in compliance with SEC — Securities and Exchange Commission legislation.

Strategy and Finance Committee

This committee issues analyses and opinions requested by the Board of Directors on matters relating to the guidelines and strategic plan; annual investment and divestment budgets, on new businesses, mergers, spin-offs and acquisitions; corporate and financial risk; financial and accounting internal control systems of the Company; remuneration of the investors and the adequate capital structure of the Company.

Compensation and Executive Development Committee

This committee issues analyses and opinions when requested by the Board of Directors on matters related to the general human resource problems, levels of compensation and guidelines for evaluating performance of Senior Management.

COMPENSATION

In 2008, the aggregate compensation paid by us to all members of the board of directors and all executive officers (22 persons) for services in all capacities was approximately R$14.7 million. In addition, we paid to all executive officers approximately R$3.7 million in 2008 as part of our profit sharing plan. Our shareholders approved the aggregate compensation to be paid in 2008 by the Company to all members of the Board of Directors and the Board of Executive Officers for their services of whatever nature, excluding a profit sharing plan worth R$13.8 million.

The amount of compensation paid to each executive officer in any year pursuant to our profit sharing plan is primarily related to our net income but is also based on an assessment of the performance of the officer during the year by our board of directors. The methodology utilized to calculate the amount paid has been related to a percentage of the net income. Starting in 2006, a new methodology will relate the amount of the profit sharing payment to a multiple of the officer’s monthly salary, taking into account actual net income measured against the budget established at beginning of

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

each year. We believe this methodology provides a reasonable cap on the amount of compensation paid to executive officers pursuant to our profit sharing plan.

The executive officers receive certain additional company benefits generally provided to company employees and their families, such as medical assistance, educational expenses, development and supplementary social security benefits, among others. In 2008, the amount paid as benefits to the executive officers totaled R$5.0 million. The aggregate total compensation paid to executive officers in 2008 (including salaries, profit sharing payments and benefits) was R$20.9 million.

We compensate our alternate members for each meeting of our board of directors that they attend. We also compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

Members of our board of directors, our board of executive officers and our fiscal council are not parties to employment agreements or other contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

At age 61, we cease making contributions to pension plans for executive officers and other employees.

At the date hereof, our company does not have a stock option program for the acquisition of shares and other instruments or securities issued by our company. However, in the event our company does establish a program of this type, we must disclose it and provide the São Paulo Stock Exchange and the CVM with a copy.

SHAREHOLDERS’ VOTING AGREEMENT

The Pension Funds currently are parties to a shareholders’ voting agreement, dated March 6, 2006, which provides for the exercise of the voting rights of these shareholders with respect to (1) the election of the members of our board of directors, board of executive officers and fiscal council and (2) the matters set forth in Article 136 of the Brazilian Corporation Law, including decisions relating to dividends, corporate restructurings, our corporate purpose and other matters.

These shareholders agreed to meet before any shareholders’ or board of directors meeting to reach an agreement as to their votes regarding such matters. The decision will be taken by the majority of the shareholders, except in relation to the (1) election of the members of our board of directors, where each shareholder is entitled to indicate one member; and (2) election of the members of the fiscal council.

The shareholders’ voting agreement, effective April 12, 2006, is valid for five years from that date or until the participation of the Pension Funds is less than 20%. The Pension Funds are free to transfer and encumber their shares, in whole or in part, without seeking the remaining shareholders’ approval. The shares transferred to unrelated third parties will automatically no longer be bound by the shareholders’ voting agreement. Shares acquired by the Pension Funds after the date of the agreement are also not bound by the agreement.

Calculation of Distributable Amount and Divident Policy

The Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. Our board of directors’ and board of executive officers’ participation in our net profits, when allocated, can be in an amount approved at the shareholders’ meeting up to 10% of our net profits in such fiscal year.

Our by-laws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

PROFIT RESERVE ACCOUNTS

Profit Reserves

Under the Brazilian Corporation Law, our profit reserves account is comprised of the legal reserve, unrealized profits reserve, contingency reserve, by-law reserves and retained earnings reserve. Allocations to each of these reserves (other than the legal reserve) are subject to approval by our shareholders at our annual shareholders’ meeting.

Legal Reserve

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution. At March 31, 2009, we had a legal reserve of R$66.2 million.

Unrealized Profit Reserve

Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceed the sum of (1) the portion of our net income, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At March 31, 2009, we did not have an unrealized profits reserve.

Contingency Reserve

Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2008, we did not have a contingency reserve.

By-Law Reserves

Under the Brazilian Corporation Law, any corporation may provide in its by-laws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our by-laws provide for two by-law reserves:

•                  Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital. At March 31, 2009, we had reserves for increases in capital of R$160.3 million.

•                  Expansion reserves. Under our by-laws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At March 31, 2009, we had an expansion reserve of R$505.1 million.

Retained Earnings Reserves

Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At March 31, 2009, we did not have a retained earnings reserve.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Capital Reserves

Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At March 31, 2009, we did not have a capital reserve.

PAYMENT OF DIVIDENDS AND INTEREST ON SHAREHOLDER’ EQUITY

The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity.

Consistent with the Brazilian Corporation Law, our by-laws provide that an amount equal to 25% of our net profits, adjusted as described in “—Allocation of Net Profits” above, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.

While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.

We are able to allocate mandatory dividends in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution.

Dividends

We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our by-laws do not require that we index the amount of any dividend payment to inflation.

Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized profits reflected in semiannual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

Interest on Shareholders’ Equity

Since January 1st 2006 Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made;

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and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Any payment of interest on shareholders’ equity to holders of common shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) that does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. Under our by-laws, we may include the amount distributed as interest on shareholders’ equity, net of any withholding tax, as part of the mandatory dividend amount.

There are no restrictions on our ability to distribute dividends that have been lawfully declared under Brazilian law. However, as with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately nine months in 1989 and early 1990, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad.

Prescription. Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

SOCIAL RESPONSIBILITY, SPONSORSHIP AND CULTURAL INCENTIVES

Each year, we reiterate the commitment with the principles that lead to sustainable management of our businesses and ensure harmony in relation to our stakeholders, so building a value chain. We are members of the  Ethos Companies and Social Responsibility Institute and publish our annual report - level C — based on GRI (Global Reporting Initiative) guidelines which establish the framework  for the preparation of business responsibility reports according to United Nations concepts.

In 2008, we were considered one of the model companies by Guia Exame de Sustentabilidade; for the eighth time, we received the Fritz Muller Award in Environmental Management, presented by the State of Santa Catarina Environmental Protection Agency (“FATMA”); and we were also contemplated with the Destaque Expressão Prize for Social Responsibility - Southern Region Prize on the basis of ETHOS indicators for the fourth consecutive time. Our shares are included in the theoretical  portfolio of the principal BM&FBovespa stock indices, among  them the BOVESPA index, ITAG — (shares of companies adopting good corporate governance practices) and the Corporate Sustainability Stock Index (ISE), launched in December  2005.

We seek to permanently allocate human, technical and financial resources not only to offer a safe, equitable and dignified working environment but also for the development of communities, the underpinning of  social organizations and above all, the promotion of better educational opportunities.

Through various initiatives directed towards our in-house stakeholders, integrated outgrowers and the communities neighboring the industrial units, every year we renew our contribution to the implementation of various objectives under the UNO’s Eight Millennium Goals, the pact adopted jointly by governments and companies  in meeting the  challenge of promoting sustainable development of countries by 2015:

Goal 1 — Eradicate extreme hunger and poverty.

Implement policies of diversity with the inclusion of ethnic minorities, people with special needs and other discriminated groups.

Goal 2 — Achieve a basic primary school education for all

Support programs for creating opportunities and stimulate access to primary school education.

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Goal 3 — Promote gender equality and empower women

Create opportunities for the insertion of female labor in alternative activities traditionally considered for males only and to include enhancement of female labor in diversity programs

Goal 4 — Reduce child mortality

Promote campaigns of awareness in the combating of HIV-AIDS and educational programs for teaching personal and sanitary hygiene and breast feeding and child nutrition.

Goal 5 — Improve maternal health

Undertake healthcare support programs for women, high risk pregnancies and for monitoring and complete guidance to future mothers

Goal 6 — Combat HIV-AIDS, malaria and other diseases.

Implement programs for raising the awareness, prevention and information in combating AIDS, with the dissemination of information on sexual and reproductive health for young people and adults.

Goal 7 — Ensure environmental sustainability

Develop research and formation projects in the environmental areas together with partnerships for the treatment of waste, which result in additional income for low income communities. Also promote “eco-businesses ” (sustainable businesses) which preserve the environment, generating occupation and income and improving the quality of life of the communities.

Goal 8 — Develop a global partnership for development

Undertake programs of support for the formation and professional technical training of less favored young people with a view to their insertion in the labor market. Foster programs for formation in, and dissemination of new technologies, especially information that promotes the inclusion of people with special needs. Stimulate programs that focus on entrepreneurship and self sustainability. Execute actions that promote the insertion of communities in the productive chain.

Encouragement of employees to become volunteers in causes focusing on the quality of life, stimulating young people and adults to resume their education and to seek to reduce the rural exodus through training facilities in the countryside, are among our various innovative initiatives for making us a proactive agent in the sustainable development of Brazil.

We understand that we need to fulfill our role in the reduction of social inequalities and in the creation of the awareness of the need for sustainable development in Brazil. We also make a special point of avoiding excessive dependence, preventing our actions being seen by beneficiaries as purely welfare. An example of this precaution is built into the policy which guides our relationship with our more than six thousand integrated outgrowers, who supply us with poultry and hogs. In addition to the technical support, we offer them incentives to diversify their production and invest in complementary activities. The idea is to always help but, at the same time, create favorable conditions for social and economic development.

In fiscal year 2008, we invested R$518.6 million in the implementation of benefits and social programs, 44.8% more than the total resources allocated in 2007 for the same purposes. The amount was directed towards initiatives involving food, healthcare, education, culture, transportation, training and professional development, among others mentioned below. The investments in employee fringe benefits, training and development in the three month period ending March 31 2009, amounted to R$128.3 million, 15.8% higher than the same period in 2008.

Some of the most important programs in 2008 were:

Education

Semear Project — Eggon João da Silva Agribusiness School

Established in 2005, this project is designed to train the children of rural families in order to prepare them to manage the family property through more efficient management methods focused on sustainability.  In this context, the Company also contributes to the sustainability of the properties of its partners as well as helping to reduce the rural exodus. The program involves a three-year high school course, at the end of which the student graduates as a technician in agribusiness.  The focus is on the importance of diversification of activities and consequently, adding value to the rural properties in line with

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modern management techniques for the sector. This initiative has already been responsible for graduating 60 students and a further 102 are currently participating in three other groups.

Citizen of the Future Project

Through an agreement between the Company and the local newspaper, Diário dos Campos, we finance and monitor the distribution of the newspaper to schools to encourage the habit of reading newspapers among 5th and 6th graders attending municipal schools in Carambeí (PR). This project is designed to increase the children’s knowledge, writing abilities, interpretative skills and critical sense.

Adolescent and Adult Education Program — EJA

In 1996, we launched a program for encouraging and providing the means for our employees to conclude their primary, fundamental and high school education. The keen interest of the employees has transformed the initiative into a success and the project has gained traction with the community as well. As from 2000, a high school curriculum was included in the program and run in partnership with government authorities, class trade entities and companies in the municipal districts where our industrial plants are located. The course is entirely free of charge to participants. The educational secretariats appoint the teachers and provide the teaching aids, while the Company donates school kits and bears the classroom rental, electricity and water charges. Classes are given in three sessions — morning, afternoon and evening - to facilitate access to all interested parties. In 2008, 41 students/employees graduated under the program and a further 1,795 are currently working towards completing the program curriculum.

Social

Perdigão Social Action

We are conscious of the need to act as a catalyst for social change, stimulating employees and class entities in the exercise of citizenship and solidarity, collaborating with the social development of the region and the country. Since 2003, we have pursued this initiative with the objective of improving the quality of life of the communities adjacent to our industrial units. This is done through facilitating access to services in the areas of healthcare, citizenship and education, as well as activities related to culture, leisure and sporting activities. In 2008, the Social Action Program was responsible for 71 thousand attendances in Pontão in the state of Rio Grande do Sul, Campos Novos, Herval D’Oeste and Itajaí, in the state of Santa Catarina, Carambeí in the state of Paraná, Mineiros in the state of Goiás, Nova Mutum in the state of Mato Grosso and Bom Conselho in the state of Pernambuco.

Perdigão Housing Program — PROHAB

The Perdigão Housing Program — PROHAB is designed to help employees buy their own home, thus improving the quality of life, comfort, satisfaction and security as well as helping to remedy the local housing shortage and to offer fair prices and better mortgage finance conditions. The beneficiary is able to choose one of the available projects while the Company manages all the phases of the building work in partnership with Crediperdigão and CEF — the national mortgage finance bank.  Created in 1997, the program has already delivered 993 homes, 335 of them in 2008 alone.

Volunteer Action

This program is designed to stimulate the practice of volunteer work among our employees through corporate campaigns. In 2008, the employees organized the collection of more than 6,500 books which were donated to increase the Bom Conselho municipal library collection. Among other initiatives implemented in 2008 was the Volunteer for Sustainability which encourage staff in the São Paulo, Videira and Itajaí offices to adopt sustainable practices in their daily routines (reducing the use of disposable cups, turning off computer monitors, not leaving faucets running, avoiding excessive printing).

Perdigão Sustainability Institute

The Institute was set up in 2006 with the proposal of establishing partnerships for promoting sustainable development, supporting research for continuation of initiatives in progress and implementing new social, educational, cultural and sporting projects.

Bom Conselho (PE) Digital Workstation

We have installed in the municipality in partnership with the Banco do Brasil Foundation, Bom Conselho city government, Oi, IBM and the World Community Grid, and the Universidade de Pernambuco — Garanhuns Campus, a space for training students. The purpose is to facilitate the local population’s access to new information technologies for training the labor force and providing greater opportunities to enter the labor market. Classes are given twice a week with classroom time of

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36 hours over four months.

The monitor-teachers are UPE students, trained by the teaching staff from the same institution. In 2008, the program was responsible for training 220 people and currently a course is being held for a third group of another 120 students.

Program for Inclusion of People with Special Needs — partnership with Perdigão and SESI

This initiative offers fundamental and high school classes to people with special needs for training them to join the labor market. The course also includes teaching of Braille and libras, the Brazilian sign language. The center is the joint effort between SESI — Adolescents and Adult School of Education and the Program for Inclusion of People with Special Needs. SESI has supplied the furniture for the class room while we have made available space and infrastructure, as well as paying a monthly fee to SESI for managing pedagogic activities. Centers are installed in Videira (SC) and Marau (RS), benefiting more than 90 students.

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14.05 - INVESTMENT PROJECTS

The year’s investments, encompassing capital expenditures and acquisitions reached R$ 2.4 billion — 179.4% greater than 2007. The new businesses acquired during the year, namely Eleva — dairy products and meats, Plusfood — meat processing in Europe, and Cotochés — dairy products, amounted to R$ 1.8 billion against acquisitions of R$ 347.6 million in 2007, a rise of 408% and representing 73.8% of total company investment in 2008.

Investments

Of the remaining R$ 628.4 million, 26.2% of the total amount was allocated to upgrading and enhanced productivity projects implemented in the regions of the Midwest (Rio Verde-GO, Nova Mutum-MT, Mirassol D’Oeste-MT); South (Videira-SC, Capinzal-SC, Marau-RS, Carambei-PR), as well as the Distribution Centers in São Paulo, Goiás, Pernambuco, Bahia and in information technology as well as being directed to new projects announced by the Company involving both meats as well as dairy product activities.

Among the principal investments we would highlight:

Construction of an industrial unit (dairy products) — On June 10 2008, we announced the construction of the sixth powdered milk processing tower in Três de Maio in the state of Rio Grande do Sul. This unit will have a capacity to process two thousand tons/month of powdered milk. The Company already has a plant in the municipality for producing mozzarella. As part of the strategy for increasing the value-added content of the dairy products portfolio, an additional R$ 65 million will be injected into this unit, with completion scheduled for February 2010.

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Acquisition of Cotochés (dairy products) - On April 2 2008, Perdigão acquired Cotochés, a traditional industry in the dairy products segment in the state of Minas Gerais. The investment totaled R$ 51 million, plus net asset of R$ 9,4 million. Cotoches portfolio includes about 50 items, among them, long life milk (UHT), powdered milk, cheeses, butter, cream cheese, cream milk, fermented milk and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

Conclusion of the Eleva Alimentos S.A. acquisition — On February 21 2008, we concluded the Eleva operation amounting to approximately R$ 1.7 billion, R$ 764.6 million (46% of the operation) representing a cash payment to Eleva Alimentos’ shareholders in January and February 2008, the remaining stake of 54% being incorporated into Perdigão S.A. The latter corresponds to the portion of the operation involving the exchange ratio in the proportion of 1 new Perdigão share for 1.74308855 Eleva shares, resulting in the issuance of 20 million new shares and the transformation of Eleva into a wholly owned subsidiary of Perdigão. Eleva’s commercial operations have been transferred to the meat and dairy products Business Units, domestic and export markets.

On April 14 2008, Perdigão announced a material fact proposing the merger of the wholly owned subsidiary Eleva, later approved at the Ordinary Shareholders’ Meeting of April 30 2008. The objective of this initiative was the incorporation of synergies and the recognition of the applicable portion of goodwill of the operation for booking to Perdigão’s 2008 balance sheet.

Conclusion of the Plusfood acquisition - On January 2 2008, we acquired Plusfood, a meat processing company with three industrial units in Europe, for R$ 45 million plus outstanding debt. The Management of this company was merged with the Perdix Business Unit, responsible for our export market activities.

Agroindustrial Complex — Bom Conselho - PE — In line with September 2007’s announcement to build the new agroindustrial complex, construction work continues to run to plan with a forecasted investment of R$ 280 million, divided between fixed and working capital. A total of R$ 170 million has been allocated for investment in permanent assets. Of this amount, 50% of the work on the complex was concluded in 2008. The complex involves the construction of a processing unit for specialty meats and another for dairy products. The first module — for dairy products - is expected to come on stream for the second half of 2009 at 50% of expected total installed capacity.

Agroindustrial complex — special poultry — Mineiros - GO — The purpose-built agroindustrial complex for processing special poultry — turkeys with more than two thirds of the output to be exported was concluded in September and is now operating at its full capacity of 81 thousand tons of processed products/year.

Distribution Centers — Embu(SP) and Rio Verde(GO) — Construction of the first phase of the Embu Distribution Center (DC)  has been concluded consisting of three storage environments for frozen, chilled and dry foodstuffs. The Distribution Center is responsible for storage and distribution to the entire Southeast region of Brazil and uses the integrated warehouse management system, upgraded with state-of-the art technology and including two mega antechambers, one for delivery and the other for dispatch of merchandize. Work on the second phase of the installation of the transelevator system involving robotic inventory processing should be concluded in the first half of 2009.  The Rio Verde mega DC is a similar project to the São Paulo installation and was completed in December 2008.

Investments in poultry and hog breeder stock amounted to R$ 208.3 million, a growth of 65.2% a reflection of the Company’s organic growth and the merger of the Eleva business.

In the quarter, investments in capex were R$ 116 million, 59,9% less than 2007, but in line with the strategic decision of reduced growth rates due to the adverse economic situation. Investments in poultry and breeder stock were R$ 50.5 million compared with R$ 35.9 million in the same quarter in 2007.

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Table of Investments

R$ million

	Announcement	Investments R$
New Business	/Conclusion	million	Location	Description

PLUSFOOD Meet Processing	May 22, 2007 Jan 2, 2008	R$ 45	Oosterwolde - The Netherlands Wrexham - United Kingdom Constanza - Romênia	acquisition of 100% of the Company, with 3 units in Europe

ELEVA Dairy Products and Meats	Oct 30, 2007 Feb 22, 2008	R$ 1,676	Argentina, Brazil (Bahia, Goiás, Mato Grosso do Sul, São Paulo and Rio Grande do Sul)	Acquisition of 100% of the Company - 46% in cash and 54% in shares

COTOCHÉS Dairy Products	April 2, 2008	R$ 54	Ravena and Rio Casca - MG	Acquisition of 100% of the company with 2 industrial units

DAIRY PRODUCTS PLANT	June 10, 2008 Feb, 2010	R$ 65	Três de Maio - RS	Unit under construction

MEAT PROCESSING	Sep, 17 2007	R$ 100	Bom Conselho - PE	Unit under construction: 18-24 mouths

DAIRY PRODUCTS PLANT	Sep, 17 2007 Second half 2009	R$ 70	Bom Conselho - PE	Unit under construction: 16-24 mouths

NOVA MUTUM EXPANSION Poultry Slaughter	Aug, 17 2007 Second half 2010	R$ 130	Nova Mutum - MT	Increase in production capacity

AGROINDUSTRIAL COMPLEX Special Poultry - Turkey	March 20, 2007 Sep 2008	R$ 240	Mineiros - GO	Increase in production capacity

PRODUCTION CAPACITY

PRODUCTION	4Q08	4Q07	Ch.	2008	2007	Ch.
POULTRY SLAUGHTER (million heads)	217.4	158.5	37%	863.2	627.3	38%
HOG/ CATTLE SLAUGHTER (thousand heads)	1,176.7	939.1	25%	4,713.2	3,774.7	25%
PRODUCTION (thousand tons)
MEATS	506.4	388.0	31%	2,038.8	1,482.9	37%
DAIRY PRODUCTS	300.7	82.6	264%	1,226.5	323.0	280%
OTHER PROCESSED PRODUCTS	22.6	12.1	86%	93.8	35.7	162%
FEED AND PREMIX (thousand tons)	1,268.4	1,034.4	23%	5,251.0	3,932.7	34%
ONE-DAY CHICKS (milion units)	212.8	169.5	26%	882.6	667.0	32%

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15.01 — ENVIRONMENTAL ISSUES

Environmental Management

Perdigão has intensified its efforts in Occupational Safety, Health and Environment (SSMA) for maintaining a trajectory of excellence and in line with its objective of becoming a worldclass company. The Company believes this is fundamental to underscoring its leadership in the markets in which it operates and achieving the vision proposal set for 2020 in a responsible and sustainable manner.

During the year, the Company began the Perdigão Project for meeting its SSMA targets — 16 drivers closely involving the workforce and management. The project’s core objective is to stimulate a culture of safety and correcting eventual risk situations in the working environment by mobilizing employees to adopt a preventive posture and to be able to recognize risk situations.

DuPont, perceived as a world benchmark in SSMA, is providing consultancy services. In 2008, the Company invested R$ 2.57 million, holding 30 seminars and training 678 participants. More than just complying with the letter of Brazilian environmental law and minimizing eventual impacts of the Company’s activities on the environment, Perdigão proposes to proactively foster actions to protect the environment.

The aim is to achieve a balance between the interests of the business and the need to conserve natural resources, especially those of a non-renewable nature. Currently the main challenge is to ensure that recent acquisitions adjust to existing environmental policies.

Perdigão has adopted environmental audits as part of its due diligence prior to concluding acquisitions to ensure that expansion of the business is in line with corporate policies. These audits were part of the studies for the incorporation of Eleva (2007) and Cotochés (2008).

The Company’s environmental investments are applied in the expansion and adaptation of effluent treatment systems, the expansion, adjusting and installation of treatment processes, transportation and suitable disposal of solid waste, and initiatives for reducing water consumption and for environmental education.

During 2008, R$ 34.7 million was spent to these ends, a year-on-year increase of more than 55% as shown for the investments in each one of the projects being implemented.

Water Consumption

Perdigão makes intensive use of water and electricity and for this reason runs programs for rationalizing use and reuse of these resources at its units.

The Company adheres to strict principles in the capture of water for the industrial units. Only surface resources and aquifers are tapped together with a small amount from the public water supply. Perdigão’s Energy Conservation Program (Procep) is responsible for monitoring the amounts involved.

Water reuse

Water reuse is among Perdigão’s priorities. For reuse, effluents are separated and following treatment, the resulting water is allocated to appropriate activities. Reuse today amounts to approximately 30% of the total consumed at the Company’s plants.

Final disposal

The Company treats 100% of effluent generated from industrial processes at Effluent Treatment Plants (ETEs). In the case of the slaughtering and industriali units, the ETE process consists of three phases. During preliminary treatment, the larger solid waste is removed. The effluent then undergoes primary treatment using a physical chemical system. The final process involves biological treatment through a secondary activated sludge system.

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In addition, the Company permanently monitors the performance of ETEs permitting immediate action for preventing alterations to the quality of the effluent discharged. Perdigão adopts stricter standards than required by the environmental protection agencies.

Energy consumption

The Perdigão Energy Rationalization and Conservation Program (Procep) was implemented in 1994 for improving energy efficiency. Consequently, it has been possible to reduce the quantity of resources required in the production processes allowing part of the installed capacity to be transferred to future production increases and avoiding new investments in energy.

Monitoring of the program is made through technical indicators at each utility. The indicator is a ratio between the consumption of the utility and plant output (ton of finished product — TPA) and in the case of boilers, the ratio between quantity of steam generated and the quantity of fuel burnt.

The main indicators monitored are:

• KWH/TPA — energy consumption per ton of finished product.

• TON STEAM/TPA — ton of steam per ton of finished product.

• KG STEAM/KG FUEL — mass of steam per mass of fuel.

Direct consumption of energy broken down by primary energy source Calculation of indicators was based on Perdigão’s industrial units (meats), representing 83.21% of total energy consumption. The Eleva and Cotochés operations have been excluded as has the dairy products business and the agricultural units (animal feed, breeding incubators, poultry farms, etc). The main plants of the recent acquisitions are being incorporated into the Procep management system and will be included in the 2009 report.

Energy is consumed largely for steam generation used in the production process at slaughtering units. The resource most used to fire the boilers is biomass in the form of wood chips, firewood from tree trunks or timber offcuts (sawmill waste). However, there are specific processes where, for technical reasons biomass cannot be used and must be replaced by BPF (Bio Power Fluid), Shale or LPG. Diesel oil consumption is used principally for the generation of electric energy through generators, the use of this equipment being restricted to the minimum.

Indirect energy consumption broken down by primary energy source. Electricity is the only indirect energy source used by Perdigão, and mostly supplied through the grid - National Interconnected System (SIN) - and distributed by local electricity energy concessionaires.

Sustainable hog farming program

Perdigão’s Sustainable Hog Farming Program is designed to reduce greenhouse gas emissions (GGE) generated by the integrated outgrowers and is based on the Kyoto Protocol’s Clean Development Mechanism (CDM). It involves the installation of biodigestors at outgrower hog farms and eliminates the impact of hog manure on the environment.

The Program is supported by the Perdigão Institute for Sustainability (IPS) both in terms of investments as well as for monitoring and maintenance, and has as its target the generation of Certified Emissions Reductions carbon credits (CERs), which are sold to entities or companies which have GGE reduction targets. Each CER represents a ton of CO2 equivalent. CER sales will allow the cost of the investment in biodigestors and burning systems to be absorbed as well as to remunerate participating integrated outgrowers. Any remaining value is invested in IPS socio-environmental projects.

In addition to eliminating manure, the Program also contributes to the improvement of living conditions at the rural properties since the burning off of gases can be used as an alternative energy source for heating shelters for animal confinement, domestic lighting or powering generators and motors. The biodigestors also help reduce the odor caused by traditional treatment systems (lagoons and manure compost dumps), reducing the presence and multiplication of vector insects. Again, effluent from the biodigestor process can be used as fertilizer thus adding value and reducing the production costs of crop and pasture cultivation.

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Work on construction and installation of the biodigestors is 30% concluded and finalization is slated for 2009. The project is supported by the National Economic and Social Development Bank — BNDES and has a budget of R$ 10.3 million.

The Perdigão Institute project benefits 131 producers and is expected to reduce emissions by 152,273 ton CO2 equivalent /year. In addition a further project is being implemented in partnership with AgCert, this time involving 85 producers and generating a reduction of 16.94% in GGE from hog farming activities.

The first stage of the program (PDD1) in Rio Verde, state of Goiás and the state of Rio Grande do Sul, has already been validated by the Interministerial Commission on Global Climate Change and is in the phase of registration at the United Nations Framework Convention on Climate Change (UNFCC). The second stage of the program (PDD2) involving integrated outgrowers in the states of Goiás and Santa Catarina is currently being validated by the Designated Operational Entity, and the third (PDD3), in the states of Rio Grande do Sul, Paraná and Santa Catarina is in the final phase of conclusion.

Renewable forestry program

This consists of renewable pine and eucalyptus forest plantations on Company-owned farms or in the form of partnerships with regional producers. The project not only generates rental income but also has the added advantage of maximizing the use of idle farmland.

Perdigão is studying a project for obtaining CERs through the planting of these forests which serve as an energy source or steam generation at the industrial units.

ENVIRONMENTAL QUESTIONS

Our activities are subject to comprehensive Brazilian environmental legislation at the federal, state and municipal levels. Compliance with this legislation is supervised by government organs and agencies, which can impose administrative sanctions against the Company for eventual legislative infringements. In accordance with Federal Decree 6.514/2008, these sanctions can include fines of between R$500.00 and R$50,000,000.00 (doubled or trebled in the event of repeat offenses), suspension and closure of activities, embargos and the cancelation of environmental licenses.

Infringement of the environmental legislation also characterizes an environmental crime, applying to both natural and corporate persons that are a party to practices itemized under Law 9.605/1998. Additionally, this law includes ‘a disregard of a corporate entity’ feature which allows for accessing the assets of statutory directors of the corporate entity, cause of the infringement, whenever there are difficulties of claiming reimbursement for damage to the quality of the environment.

For natural persons the penalties include (i) a prison sentence, (ii) partial suspension from activities, (iii) fine, and (iv) community service, among others. The restrictive penalties on the rights of corporate entities in turn may be (i) partial or total suspension from activities, (ii) temporary closure or shutting down of activities and the (iii) the disqualification of contracting work with the government as well as receiving subsidies, subventions or donations.

It should be noted that the penal and administrative sanctions shall be imposed irrespective of the obligation to restore the damage caused to the environment and affected third parties.

In the civil sphere, environmental damage implies a joint and objective responsibility, direct or indirect. This implies that the obligation to repair degradation may affect all those directly or indirectly involved, irrespective of proof of blame of the agents. Consequently, the engagement of third parties for outsourcing work involving our operations, such as the final disposal of waste, does not discharge our responsibility for eventual environmental damage caused by the engaged party.

Brazilian legislation determines that the regular functioning of activities considered effectively or potentially polluting or which in any way cause degradation to the environment, is conditional on the issue of the preliminary environmental license. This procedure is mandatory both for the initial installation and operation of the project as well as subsequent expansion, the licenses in question requiring periodic renewal. The environmental licensing of activities whose impacts are deemed significant is subject to a Preliminary Environmental Impact Study together with the respective Environmental Impact Report (EIA/RIMA), as well as the implementation of mitigating and compensating measures for the environmental impacts caused by the project. In the case of compensating measures, the environmental legislation rules that the entrepreneur shall allocate funds for the installation and maintenance of conservation units amounting to a maximum of

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

0.5% of the total forecasted cost for implementing the project, taking into account the extent of the impact on the environment as well as the characteristics of the environment to be impacted.

The process of obtaining an environmental license basically covers the issue of three licenses all with fixed periods of validity: preliminary license, installation license and operation license. Each one is issued concomitant with the phase of project installation. Continued validity depends on compliance with the conditioning factors established by the environmental licensing body. The absence of an environmental license, irrespective of whether the activity is or is not causing damage to the environment, characterizes the practice of an environmental crime, besides subjecting the offender to administrative penalties such as fines which in the federal area may be as high as R$10.0 million (doubled or trebled in the event of recidivism) and the closure of activities. It should also be noted that penalties are also applicable in the event of non-compliance with the conditions determined in the environmental licenses.

Delays or dismissed requests by the environmental licensing authorities in issuing or renewing licenses, as well as our eventual impossibility of meeting the requirements established by the environmental bodies during the course of the licensing process, may temporarily delay or even impede, as the case may be, the installation and the operation of our projects.

As with other Brazilian food producers, we are subject to rigorous municipal, state and federal environmental laws. We are also required to observe regulations, authorizations and licenses which cover, among other issues, the disposal of waste and the discharge of pollutants in water bodies and in the soil and which affect our activities. We have already incurred and will continue to incur, capital and operational expenditures in order to comply with these laws and regulations. Due to the possibility of regulations or other unforeseen events, especially should environmental laws become more rigorous in Brazil, the amount and period necessary for future expenditures required for remaining in compliance with the regulations may increase and adversely affect the availability of resources for capital expenditures and other purposes. The need to conform with the new laws or with environmental laws and regulations already in existence, may cause an increase in our costs and expenses, consequently resulting in reduced profits.

Currently all our environmental licenses have either been renewed or a filing has been made for renewal.

We maintain professionals trained in risk and waste management able to take immediate action in emergency situations. All our meat processing plants were constructed in line with the applicable environmental legislation for disposal of effluent and solid waste. Moreover, our Marau unit was the first industrial plant in Brazil in the meat processing sector to adopt the Integrated Management System (SGI), a management tool that seeks excellence in quality, environment and occupational health and safety. Thanks to its implementation, certification has been received covering three facets of the business: ISO 9001 and ISO 14001 and OHSAS (Occupational Health and Safety Assessment Series) 18001, respectively. The Salto Veloso and Capinzal units have ISO9001 certification. In 2008, the Serafina-Corrêa, Marau-hogs, Herval D’Oeste and Lages plants received SGI certification (ISO 9001, 14001 and OHSAS 18001).

We have implemented an environmental policy based on the guarantee that our activities and growth shall develop in harmony with the environment. We have installed an Environmental Coordination Commission made up of members that perform different functions in the Company. The Commission is responsible for the implementation of our environmental policy and monitoring our environmental practices.

Our Company not only respects all the environmental precautions required in the conduct of our operations, but also participates in initiatives for conserving natural areas and maintaining a system of recycling of waste jointly with the integrated outgrowers.

While we make every effort to comply with all the laws and regulations, we have been obliged to sign agreements with environmental control and supervisory organs such as for example, Adjustment of Conduct Agreements (“TAC”). These relate to past cases of non-compliance with certain conditions in the environmental licenses, inappropriate management of solid waste and effluent and degradation of Areas of Permanent Preservation (“APP”). Under these agreements, we must, among other measures, donate equipment to the environmental control bodies, undertake adaptations to our units, regularize the licensing of our activities, promote reforestation of certain locations and execute work pursuant to the provisions in the agreements. Should we fail to comply with these obligations, we may be subject to daily fines. We would point out that the amount with respect to compliance with the TACs is built into our investment plan and at the present time we are in compliance with our obligations.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

On October 7 2008, a TAC was signed with the Mirassol D’Oeste municipal government in the light of an environmental responsibility through which it was agreed that we shall pay approximately R$100.0 thousand as well as donate 100 thousand seeds to entities nominated by the Public Prosecutor’s Office of the state of Mato Grosso. We are currently in compliance with the obligations according to the schedule established in the TAC.

Further, on October 3 2007, a TAC was signed with Rio Verde municipal government in the state of Goiás with respect to the payment of indemnities worth approximately R$1.5 million, an allowance for which was made to the accounts on September 30 2007, and investments in improving our system of rain water capture. These measures are designed to avoid accidents such as occurred on September 14 2007 when there was spillage of industrial waste into the Ribeirão Abóbora, resulting in a temporary cut in water supplies to the city of Rio Verde and the contamination of the head waters close to our industrial plant. We have already paid out the indemnities and are complying with all remaining obligations in line with the timeline established in the TAC.

Our objective is to continue growing and expanding our operations on a globalized basis without deviating from the principle of minimizing the environmental impact in the areas where we are installed. In this context, in 2006 we developed and implemented a series of measures for expanding and reaffirming our commitment with the environmental sustainability of our activities. In relation to the environment, we believe that the work of today makes the world a better place tomorrow.

The program meets the provisions of the Kyoto Protocol signed in 1997 by 160 countries committed to a reduction of 5% of noxious gas emissions into the planet’s atmosphere by 2012. While Brazil is not a member of this group of countries obliged to meet targets under the protocol, we have decided to adhere to the drive to diminish the greenhouse gas effect, collaborating to reduce the levels of methane generated from animal manure produced as a result of one of the stages in our operations. For this purpose we are providing guidance to hog outgrowers on the installation of biodigestors on their properties (equipment that burns off methane gas or transforms it into an alternative source of energy).

The Perdigão Sustainability Institute benefits 131 producers and should reduce the equivalent of 152,273 tons of CO2 annually (19% of the GHG emissions). In addition a further project has been installed in partnership with Empresa AgCert involving 85 producers and generating a reduction of 16.94% of emissions of GHG from hog farming. The two projects combined should reduce GHG by 36%.

GHG emissions inventory from Perdigão and Eleva integrated hog farming

	Integrated	% Integrated	Ton CO2 eq. /year	% forecast reduction
Perdigão	2,099	100%	809,180
AgCert	85	4%	137,105	17%
IPS - 3 PDDs	131	6%	152,273	19%

The solution for using biodigestors for treating hog manure has been readily accepted among the producers. In addition to reducing GHG emissions through burning off the methane gas, the mechanism provides for a general improvement in the environmental conditions of the farms due to a reduction in odors and consequently, in insects. In addition, the Clean Development Mechanism (“MDL”), as provided for under the Kyoto Protocol, generates revenues for the producers: the reduction in emissions can be exchanged for carbon credits traded with countries that have been unable to comply with forecasted goals under the Protocol. However, this project is still pending approval from the CDM’s Executive Council.

In anticipating conformity with this type of guideline established on a worldwide basis, we reiterate our intention to renew annually our capacity to fully meet the rules of the international market where environmental regulations are extremely rigorous.

Operating in partnership with the outgrowers is one of the strategies used to guarantee that our activities and those of our suppliers are undertaken according to international standards.  This involves helping outgrowers to obtain environmental licensing for their projects, providing technical support and guiding producers on the best way to manage environmental issues.

An example of this work is the Reforestation Program directed towards rural landowners. We take full responsibility for planting, forestry stewardship and harvesting of the trees grown on unproductive areas owned by the outgrowers, returning part of the production to them as remuneration for the use of the land. In 2008, 2,495 hectares of eucalyptus

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were planted, the total area under forest plantations being approximately 18,000 hectares (already including Eleva’s forest plantation areas).

We are also alert to the need to increase and expand our environmental control systems in line with the Company’s pace of growth and diversification forecast for the coming years. All new investments, where an increase in production is implied, also build in an expansion in effluent treatment units, as well as capacity to generate fuel and steam to at least maintain the same standards as at present and, where possible, improve environmental indicators. In 2008, the Company’s environmental investment totaled R$23.8 million for expanding and adjusting effluent treatment systems, the adjustment and installation of treatment processes, transportation and correct disposal of solid waste, in projects which involve the reduction of water consumption and reuse, and in environmental education projects.

On World Environment Day, the Company unveiled a new Effluent Treatment Unit at the Capinzal (SC) industrial plant at a total investment of R$7.5 million. In 2008, we invested R$10.2 million in expansion and adaptation of the effluent treatment systems. A total of 12 thousand cubic meters/day of industrial effluent is now being treated using the Activated Sludge System. This system allows the company to achieve higher standards in the final quality of treated effluent and the reuse of 20% of the effluent in external processes where potable water is not required. This initiative has been awarded the Fritz Müller Prize, an accolade granted by Fatma, the Santa Catarina state environmental protection agency, - Pollution Control with Emphasis on Water Category.

The rational use of non-renewable resources is also concentrating our minds, demanding a continuous effort in the search for improvements. In 2006, a series of measures were linked together and summarized under the Perdigão Year of Water and Energy slogan to promote and preserve these natural resources.

In 2008 the Company undertook a project for characterizing and separating water as a function of its quality and potential for reuse. The result was the installation of the Reused Water Treatment Unit (“ETA”) at the Capinzal plant in the state of Santa Catarina. These initiatives and the commitment assumed have led to an improvement in consumption indicators, approximately 50.0% of reused water being employed at the Unit.

The Energy Rationalization and Conservation Program (Procep) also produced energy savings of 3.62% during the year compared with 2007. One of the initiatives behind this performance was the substitution of electric motors for more efficient ones. While these numbers may at first sight appear small, in 2008 the Company reported an increase in energy consumption due to automation of processes and increased output of industrialized products with greater added value, consequently demanding greater energy volumes.

More than simply respecting the prevailing legislation, we have gradually developed an increasingly proactive posture in relation to the environment. In 2006, this respect for the environment was symbolized by the creation of the Cantos do Cerrado Ecological Park in the Mineiros (GO) region where a new industrial complex has just been unveiled. The park — which will cover an area of more than 76 thousand square meters — represents our commitment to preserving regional biodiversity.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

16.01 — CLAIMS WITH VALUE HIGHER THAN 5% OF SHAREHOLDERS’EQUITY OR OF NET PROFIT

1- ITEM	2- DESCRIPTION	3- SHAREHOLDERS’ EQUITY (%)	4-NET INCOME (%)	5-PROVISION	6-AMOUNT (THOUSAND R$)	7- TOTAL (THOUSAND R$)
01	Labor	31.61%	1,689%	YES	51,623	1,308,095
02	Tax	18.63%	996%	YES	153,219	770,942
03	Others	3.53%	188,72%	YES	14,300	146,143

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BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

17.01 — OPERATIONS WITH RELATED COMPANIES

We maintain certain contractual agreements between companies which are part of our economic group with the purpose of maintaining adequate support services, including those of marketing, sales and after-sales backup, logistics services, administrative and filing services. These agreements adopt the same procedures as we ourselves adopt from the prior approval of contracts for all and any type of services and supplies to the final signing of the contract. The engagement of operations with related parties is dependent on prior approval from our Board of Directors should there be any form of encumbrance on real estate which surpasses 0.002% of our shareholders’ equity or encumbrance on permanent assets of more than 2.5% of shareholders’  equity. Approval for such contracts must be given by two thirds of the members of the Board of Directors. Otherwise, contracts are effected in line with usual market practices.

Below is a summary of material transactions in which we participate with our principal shareholders and subsidiaries.

	Advance to future capital increase			Loans			Accounts Receivable (Payable)			Sales (Purchases)			Income (Expenses)
Companies	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
Perdigão Agroindustrial S.A.	—	69,238	300,000	(66,426)	(6,022)	1,542	22,983	—	—	283,294	—	—	(2,552)	3,015	3,627
Batávia	—	—	—	—	—	—	—	—	—	(38,878)	—	—	—	—	—
Perdigão Agroin. Mato Grosso	—	—	—	—	—	—	—	—	—	(2,602)	—	—	—	—	—
Instituto Perdigão de Sustentabilidade	—	—	—	—	—	—	4,867	—	—	—	—	—	—	—	—
Sino dos Alpes Alimentos Ltda							(7,152)			2,474
Avipal Nordeste S.A.							(16,004)			(123,428)			(127)
Avipal Alimentos S.A.							1,683			10,241			(293)
UP Alimentos Ltda.							(3,813)
Perdix Intern. Foods Com. International Lda.							1,238
Avipal S.A. Construtora e Incorporadora													2
Estabelecimiento Levino Zaccardi Y Cia S.A.				7,874									186
	—	69,238	300,000	(58,552)	(6,022)	1,542	3,802	—	—	131,101	—	—	(2,784)	3,015	3,627

As of December 31 2008, we had ongoing liabilities to the National Economic and Social Development Bank - BNDES, including long-term loan contracts totaling R$621.5 million and debentures worth R$6.3 million. While the BNDES is responsible for financing FAPES, one of our major shareholders, the later has its own management.

From time to time, we sign commercial loan contracts with the Banco do Brasil S.A under prevailing market conditions in the normal course of our business activities.

We are a party to a rural credit financing program for poultry and hog breeders. Financing is conducted through the Banco do Brasil, maturities are of a long-term nature and interest rates are below those prevailing in non-rural segments. We provide assistance to rural producers that are our suppliers and integrated outgrowers in the raising of this finance for investing in machinery and production. Currently we do not render personal guarantees for payment of these loans although part of the payments that we would make to these producers for the supply of goods and services is channeled directly to a fund which is managed by the Banco do Brasil in payment of the finance lines.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

18.01 — BY-LAWS

BRF — BRASIL FOODS
(CNPJ/MF) NO. 01.838.723/0001-27
Publicly-Held Corporation

BYLAWS

I — NAME, REGISTERED OFFICE, DURATION AND PURPOSES

SECTION ONE — BRF — BRASIL FOODS S.A. is a Corporation with articles of incorporation filed before JUCESP under No. 35300149947 on 05.14.97 and governed by these Bylaws and relevant statutory provisions.

SECTION TWO — The Corporation has its registered office and legal seat in the City and Judicial District of Itajaí, State of Santa Catarina, at Jorge Tzachel, 475 — Bairro Fazenda — CEP 88301-140, and may establish branch, office and other subordinate facilities anywhere within the Brazilian territory or abroad.

SECTION THREE — The primary purpose for which the Corporation is organized is to engage in the following activities within the Brazilian territory or abroad:

1)            To manufacture, sell and transact any business relating to food generally, and particularly animal protein by-products and food products handled using the cold chain distribution process;

2)            To manufacture and sell animal feeds and nutriments for animals;

3)            To provide food services, generally;

4)            To manufacture, refine and sell vegetable oils;

5)            To produce, preserve, store, ensile and sell grains, grain by-products and grain derivatives;

6)            To conduct reforestation activities, the harvesting, processing and selling of timbers;

7)            To conduct the business of selling at retail and wholesale consumer and production goods, including the sale of equipment and vehicles for the development of its logistic activity;

8)            To export and import production and consumer goods;

9)            To hold equity interests in other companies, as a means to achieving the corporate purposes to full extent; and

10)      To participate in any projects required for the operation of the business of the Corporation.

Sole Paragraph. The Corporation may further engage directly, or indirectly through others, in any support activities for the core business described in Section Three above, such as:

a)             To conduct supporting administrative, technical or operational activities, aiming at creating conditions for the development of its core business;

b)             To provide freight services, generally;

c)              To provide product storage and stocking services and all other ancillary services relating thereto;

d)             To promote and replace its retail products at points of display and points of sale to final consumers;

e)              To provide the services of receiving and allocating raw materials to be used in production;

f)                To provide machine and vehicle repair, maintenance and overhaul services;

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g)             To foster the agribusiness industry in Brazil through the promotion of activities, projects and technical assistance;

h)             To manufacture, develop and sell packaging products of any kind;

i)                 To process and raise livestock;

j)                To conduct research on and to develop techniques for the production and improvement of genetic matrices for the Corporation.

SECTION FOUR — The term of duration of the Corporation is indefinite.

II — CAPITAL STOCK

SECTION FIVE (*) — The capital stock subscribed for and paid up is three billion, four hundred and forty-five million, forty-two thousand and seven hundred and ninety-five (R$3,445,042,795.00), divided into two hundred and six million, nine hundred and fifty-eight thousand and one hundred and three (206,958,103) no-par value common shares in book-entry form.

Paragraph One — The Corporation is authorized to increase the capital stock up to the limit of five hundred million (500,000,000) common shares, irrespective of amendment to the bylaws, by resolution of the Board of Directors, who will have the authority to establish the conditions for the issue, including the price and time of payment of subscriptions.

Paragraph Two — Pursuant to a proposal from and attendant plan of the Board of Directors, the shareholders’ meeting may authorize the Corporation to grant stock options to its directors, officers or employees, or to individuals providing services to the Corporation or any company controlled by Corporation, within the limits of authorized capital.

Paragraph Three — The shares are indivisible and each common share is entitled to one vote on each matter voted on at a shareholders’ meeting.

SECTION SIX — No founders’ shares shall be issued by the Corporation.

SECTION SEVEN — The capital stock of the Corporation will consist solely of shares of common stock, and no shares of preferred stock shall be issued.

SECTION EIGHT — It will be incumbent upon the Board of Directors to authorize the shares of common stock to be deposited with a designated financial institution.

Sole Paragraph — The cost of transferring title to shares, stock splits and reverse stock splits may be charged by the Corporation to the shareholders.

SECTION NINE — At the discretion of the Board of Directors or the shareholders’ meeting, any issue of stock, convertible debentures and warrants to be placed by sale on a stock exchange, or through public subscription, or an exchange of shares in connection with a public offering may be made without or with limited preemptive rights to the shareholders, as provided by law and these Bylaws.

SECTION 10 — Failure by a subscriber to timely pay for any subscription will result in such subscriber being charged with interest at the rate of one percent (1%) per month and a ten percent (10%) penalty on the past due obligation, in addition to any other applicable statutory penalties.

SECTION 11 — By resolution of the shareholders pursuant to a proposal from the Board of Directors, the capital stock of the Corporation may by be increased through the capitalization of profits or reserves, and additional shares corresponding to such increase may or may not be issued to the shareholders in proportion to the number of shares held by them.

III — MEETINGS OF SHAREHOLDERS

SECTION 12 — Meetings of the shareholders, called and convened as prescribed by law and these Bylaws, will be held annually within the first four months after the end of each fiscal year, and especially, whenever the interests and business of the Corporation require action by the shareholders.

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Paragraph One — The proceedings at shareholders’ meetings will be directed by the Chairman of the Board of Directors or, in his or her absence, by the Vice Chairman, who will designate the secretary of the meeting. In the event of absence or temporary disability of the Chairman and Vice Chairman of the Board of Directors, the shareholders’ meeting will be presided over by their respective alternates or, in the absence or disability of such alternates, by a Director specially designated by the Chairman of the Board of Directors.

Paragraph Two — The shareholders’ meeting will have the powers defined by law and, subject to exceptions set forth in law and in these Bylaws, the shareholders will act by an absolute majority of the affirmative votes cast at the meeting by any system adopted by the chair and secretary.

Paragraph Three — The first notice of any shareholders’ meeting shall be given not less than fifteen (15) days prior to the meeting.

Paragraph Four — Except in the case provided by Section 42 (ii) of these Bylaws, the shareholders’ meeting held to consider the cancellation of registration as a publicly-held corporation or the delisting of the Corporation from the New Market shall be called on not less than thirty (30) days’ notice.

Paragraph Five — Subject to statutory exceptions in the Corporations Law, the resolutions at shareholders’ meetings will be limited to the order of business stated in the respective notice of call.

SECTION 13 — In addition to an identification document, each shareholder shall submit within not less than five (5) days before any shareholders’ meeting, as the case may be: (i) the relevant proxy instrument containing the notarized signature of the person giving the proxy; and/or (ii) so far as concerns shareholders participating in the fungible custody of shares in book-entry form, an statement showing the respective holdings issued by the institution providing custodial services.

SECTION 14 — In addition to the powers granted by law and these Bylaws, the following powers are vested in the shareholders:

1)              To take action with respect to stock dividends and any stock split and reverse stock split;

2)              To approve stock option plans for directors, officers and employees of the Corporation, as well as for the directors, officers and employees of other companies directly or indirectly controlled by the Corporation;

3)              To take action on the allocation of the profit for the fiscal year and a distribution of dividends, as proposed by the directors and officers;

4)              To take action on the delisting from the New Market (“Novo Mercado”) of the São Paulo Stock Exchange — BOVESPA (“BOVESPA”);

5)              To fix the compensation of the Fiscal Council pursuant to law and these Bylaws;

6)              To take action for cancellation of registration with CVM as a publicly-held corporation, subject to the provisions of Article VII of these Bylaws;

7)              To select the expert firm that will be responsible for preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided for in Article VII of these Bylaws.

IV — MANAGEMENT

Part I — General Provisions Applicable to Management

SECTION 15 — The management of the Corporation is vested in the Board of Directors and the Board of Executive Officers, whose respective authority is granted by law and these Bylaws.

Paragraph One — The directors and officers of the Corporation need not post a fidelity bond to cover the discharge of their duties.

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Paragraph Two — The directors and officers of the Corporation will take their offices by signing a statement of incumbency recorded in the proper books and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Paragraph Three — Any act performed by any director or officer of the Corporation, whereby the Corporation will become liable for obligations arising from business or transactions unrelated to the corporate purposes, are expressly prohibited and will ipso facto be null and void, without prejudice to liability under civil or criminal law, if the case may be, being imposed on anyone who violates this Paragraph.

Paragraph Four — The term of office of the directors and officers of the Corporation will be extended until their replacement take office.

Paragraph Five — The shareholders’ meeting will annually fix the aggregate annual compensation of the directors and officers of the Corporation, including any fringe benefits and entertainment allowances, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation, and the market value of their services. The Board of Directors will have the authority to establish the criteria for allocation of such compensation to each Director and each Executive Officer.

Part II — Board of Directors

SECTION 16 — The Board of Directors is composed of nine (9) to eleven (11) regular members and an equal number of alternates, not less than twenty percent (20%) of whom shall be Independent Directors (as defined in Paragraph One), all such members to be shareholders of the Corporation elected at a shareholders’ meeting for a term of office of two (2) years beginning and ending on the same dates, reelection being permitted.

Paragraph One — For the purpose of this Section, an Independent Director means such director as is defined in the New Market Listing Regulations of Bovespa and is expressly declared to be such in the minutes of the shareholders’ meeting at which he or she is elected. Upon election of the members of the Board of Directors, the shareholders’ meeting will designate a Chairman and a Vice Chairman, the latter to substitute for the former in his or her disabilities or absences, as well as in case of vacancy.

Paragraph Two — Where the multiple vote system has not been requested, the members of the Board of Directors will decide by the vote of an absolute majority of its attending members the names of candidates to be placed on the nominating ticket for all offices in the Board. In the event the multiple vote system has been requested, each member of the then acting Board of Directors will be deemed to be a candidate for the Board of Directors.

Paragraph Three — If the Corporation receives a written request from shareholders wishing that the multiple vote system be adopted as provided by Section 141, Paragraph One of the Corporations Law, the Corporation will communicate the receipt and contents of such request: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not more than two (2) days from receiving such request, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications have circulated.

Paragraph Four — In the event any shareholder wishes to appoint one or more representatives for the Board of Directors who have not recently been members thereof, such shareholder shall notify the Corporation in writing within not less than five (5) days before the shareholders’ meeting at which the Directors will be elected, providing the name, qualifications and complete information on the professional experience of such candidates. Upon receiving notice with respect to one or more candidates for the Board of Directors, the Corporation will communicate the receipt and contents of such notice: (i) promptly, by electronic means, to CVM and BOVESPA; and (ii) by publication of the relevant notice to the shareholders within not less than three (3) days before the relevant shareholders’ meeting, considering in the computation of such time only the days in which the newspapers usually designated by the Corporation for corporate publications circulate.

Paragraph Five — If there is a vacancy in the office of a regular member of the Board of Directors, his or her alternate will fill the vacancy. In the event of vacancy in the office of a regular and alternate member of the Board of Directors, the remaining members will designate a replacement, who will serve until the next shareholders’ meeting, at which the shareholders will elect another Director to serve for the unexpired term of office. If more than one third (1/3) of the offices

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01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

on the Board of Directors shall be vacant at the same time, the shareholders’ meeting will be called within thirty (30) days from such event to elect the substitutes, who will qualify for a term of office to coincide with that of the other Directors.

Paragraph Six — Each member of the Board of Directors must be of good repute, and a person will not be eligible for election if such person: (i) holds a position with any company that may be deemed to be a competitor of the Corporation; or (ii) has or represents any conflicting interest with respect to the Corporation. In the event any member of the Board of Directors attracts any of the foregoing disqualifications after being appointed, such member shall immediately submit his or her resignation to the Chairman of the Board of Directors. No elected member of the Board of Directors shall participate in any meetings at which action is proposed to be taken on matters with respect to which he or she may have or represent an interest conflicting with the interests of the Corporation, and no such member shall have access to information relating thereto.

SECTION 17 — The Board of Directors will meet regularly once every month and, specially, whenever required, on call by the Chairman or a majority of the Board members. Minutes of such meetings will be recorded in the proper book.

Paragraph One — At any meeting of the Board of Directors a quorum will consist of not less than 1/3 of its members.

Paragraph Two — Except with respect to the matters set out in Section 19 of these Bylaws, the Board of Directors will act by a majority vote of its members attending a meeting, the Chairman to cast the tie-breaking vote in the event of a tie.

SECTION 18 — The Board of Directors will have authority:

1)              To direct the conduct of the business of the Corporation;

2)              To elect and remove the executive officers of the Corporation and to establish their duties, subject to the provisions of these Bylaws;

3)              To supervise the performance of the executive officers, to examine at any time the books and papers of the Corporation, and to request information on contracts executed or about to be executed, as well as on any other action;

4)              To call shareholders’ meetings as may be deemed advisable and in the cases prescribed by law;

5)              To approve the management report and the accounts of the Board of Executive Officers;

6)              To allocate among the members of the Board of Directors and the Board of Executive Officers the aggregate annual compensation fixed by the shareholders’ meeting, and to establish the criteria for directors’ and officers’ participation in the profits, subject to the provisions of these Bylaws;

7)              To authorize the Executive Officers to give guarantees and aval to companies controlled by and affiliated with the Corporation, as well as to any third parties, in connection with matters related to the operations of the Corporation;

8)              To authorize the Executive Officers to make any products and personal and real property of the Corporation available to companies controlled by and affiliated with the Corporation to be offered as security for borrowing transactions entered into with financial institutions.

9)              To approve the creation or closing of any branch, agency and other offices and other subordinate corporate facilities anywhere in outside of Brazilian territory (international market) ;

10)        To choose and replace independent auditors proposed by the Fiscal Council;

11)        To propose to the shareholders’ meeting the issue of new shares beyond the limit of authorized capital;

12)        To take action on the acquisition of the Corporation’s own shares for cancellation or to be kept as treasury shares and, in this latter case, to take action on the subsequent disposition thereof;

13)        To take action on the issuance of any commercial paper and other similar securities;

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

14)        To take action on the issue of shares of stock within the limits of authorized capital, establishing the number, terms of payment, and subscription price of such shares, including premium thereon, and whether or not the shareholders will have preemptive rights or be subject to a shorter period for exercise of such rights, as permitted under applicable regulations;

15)        To approve the preparation of semiannual or other interim balance sheets, and to declare semiannual or other interim dividends out of profits shown in such balance sheets or Retained Earnings or Profit Reserves shown in the latest annual or semiannual balance sheet, as provided by law, and/or to authorize the payment of interest on shareholders’ equity, pursuant to Law No. 9,249/95;

16)        To approve and define in advance the action of the Board of Executive Officers on behalf of the Corporation in its capacity as a shareholder and/or quotaholder of other companies, directing the vote to be cast by the Corporation at any shareholders’ and/or other meetings of the companies in which the Corporation holds an interest, except with respect to operational and non-financial matters;

17)        To submit to the shareholders’ approval a proposal to grant stock options to the directors and officers or employees of the Corporation, or individuals providing services to the Corporation or to a company controlled by the Corporation, within the limits of authorized capital;

18)        To authorize changes in the conditions for trading and issuance of American Depositary Receipts — ADRs;

19)        To create technical or consultative committees without voting powers, aimed at discharging specific duties or carrying out general activities of interest to the Corporation. Such committees may function in the following areas, among others: (i) strategic and financing; (ii) governance and ethics; and (iii) directors’ and officers’ compensation and executive development;

20)        To supervise the performance of the duties of any committees that may be created to assist the Board of Directors, to approve the respective regulations and to consider any opinions and reports submitted by such committees pursuant to the prevailing legislation;

21)        To define the three-name list of firms with expertise in economic valuation of companies, for the purpose of preparing a valuation report on the shares of the Corporation in the event of cancellation of registration as a publicly-held corporation or delisting from the New Market, as provided under Section 43 of these Bylaws.

SECTION 19 — The following actions will require the affirmative vote of two thirds (1/3) of the members of the Board of Directors:

1)              To propose amendments to the Bylaws with respect to the term of duration of the corporation, the corporate purposes, increases or decreases in capital stock, issue of securities, abrogation of preemptive rights for subscription of newly issued shares and other securities, dividends, interest on shareholders’ equity, the powers and authority of the shareholders’ meeting, the organizational structure and duties of the Board of Directors and Board of Executive Officers and the respective voting requirements;

2)              To propose the spin-off, consolidation, merger of or into the Corporation, and the change of the type of the Corporation or any other form of corporate restructuring;

3)              To approve the liquidation, dissolution, appointment of liquidators, bankruptcy or any voluntary acts for the reorganization of the Corporation in or out-of-court and any financial restructuring in connection therewith;

4)              To propose the creation, acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of: a) ownership interests and/or any securities held in other companies; b) real properties with a market value of over 0.002% of the shareholders equity of the corporation; and c) any fixed assets representing, alone or in the aggregate, an amount equal to two and one half of one percent (2.5%) or more of the shareholders equity of the Corporation;

5)              To establish limitations on the value, term of duration, or kind of transaction for the borrowing of money and other financing transactions, or any security interests in real or personal property or other forms of guarantee;

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

6)              To approve expenses to be incurred and any financing transaction in connection with activities relating to soybeans, corn and other inputs not expressly included in the general budget, any hedging transactions in the futures and options markets or otherwise;

7)              To give guarantees, to lend money or provide other financing to any companies controlled by and/or affiliated with the corporation and/or its employees, in excess of the limitations imposed in item 4;

8)              To carry out transactions and business of any nature with shareholders, any persons controlling, controlled by and affiliated therewith, any directors and officers, employees and relatives of any of the foregoing, in excess of the limitations imposed in item 4;

9)              To approve integrated annual and multi-annual general capital budgets (operations budgets, investment budgets, and cash flow budgets) of the Corporation and companies controlled by and affiliated with the Corporation, to establish investment policies and the corporate strategy. The integrated annual general budget shall always be approved on or before the last day of the year preceding the calendar year to which it refers and shall cover the twelve months of the subsequent fiscal year. The budget of the corporation shall, at any time during a given calendar year, cover a minimum period of six (6) months. The implementation and execution of the approved budget will be reviewed on a monthly basis at the regular meetings of the Board of Directors;

10)        To elect the members of the Board of Executive Officers, designating the Chief Executive Officer and his or her substitute in case of disability or absence;

11)        To issue, repurchase, repay and/or redeem shares of stock, debentures, whether convertible or not, warrants and any other securities;

12)        To establish the dividend payment policy;

13)        To approve the assignment, transfer and/or acquisition of any rights in connection with trademarks, patents, production and technology processes.

Section III — Board of Executive Officers

SECTION 20 — The Board of Executive Officers, whose members will be elected and may be removed at any time by the Board of Directors, will be composed of not more than fifteen (15) members elected for a period of two (2) years, being one (1) Chief Executive Officer, one (1) Chief Financial Officer, one (1) Investor Relations Officer, the other Executive Officers to have their designated title and duties as may be proposed by the Chief Executive Officer to the Board of Directors pursuant to Section 21 hereof. All such members shall meet the requirements of Section 22 hereof and may be reelected. At the discretion of the Board of Directors, the Chief Financial Officer may discharge the duties of Investor Relations Officer cumulatively with his or her own duties.

SECTION 21 — It shall be the duty of:

1) The Chief Executive Officer:

a)              To call and preside over the meetings of the Board of Executive Officers

b)             To represent the Board of Executive Officers at any meetings of the Board of Directors;

c)              To submit to the consideration of the Board of Directors any proposals from the Board of Executive Officers with respect to the investment plan, the organizational structure, qualifications for and duties of any offices or positions, adoption of and amendments to the Internal Regulations and other rules and general operating standards of the Corporation and any companies controlled by and affiliated with the Corporation;

d)             To supervise and direct the conduct of the corporate business and the activities of all other Executive Officers;

e)              To submit the financial statements, operations and investment budgets, the financial plan and cash flow to the Board of Directors;

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

f)                To propose to the Board of Directors any positions in the Board of Executive Officers with or without a designated title, and the respective candidates to discharge specific duties as he or she deems necessary.

2) The Chief Financial Officer:

a)              To prepare, in conjunction with the other executive officers and under the coordination of the Chief Executive Officer, budgets to be submitted for approval to the Board of Directors, and to control the implementation of these budgets, especially with respect to cash flow management;

b)             To direct the implementation of the economic and financial policy, supervising the economic and financial activities as determined by the Board of Directors; to organize and coordinate the information system required for his or her activities, and to supervise all controllership activities.

3) The Investor Relations Officer:

a)              To represent the Corporation before the Brazilian Securities Commission (“CVM”) and all other entities in the securities market and financial institutions, as well as any Brazilian or foreign regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to cause any regulations applicable to the Corporation to be complied with in regard to registration with the CVM and any regulatory authorities and stock exchanges on which the securities of the Corporation are listed, and to manage the investors relations policy;

b)             To monitor compliance with the obligations under Article VII of these Bylaws by the shareholders of the Corporation and to submit to the shareholders’ meeting and/or the Board of Directors, when requested, his or her conclusions, reports and actions taken.

4) The other Executive Officers, whose title will be designated by the Board of Directors based on a proposal from the Chief Executive Officer:

a)              To direct, coordinate and supervise specific activities under their responsibility;

b)             To discharge specific duties as may be assigned to them by resolution of the Chief Executive Officer.

SECTION 22 — The members of the Board of Executive Officers will be elected by the Board of Directors, who may choose from among candidates previously selected by the Chief Executive Officer. For such purpose, the Chief Executive Officer will send to the Board of Directors a copy of the résumé of each candidate, together with the proposed terms of his or her employment and all other information necessary as evidence of the qualifications required by the Sole Paragraph of this Section.

Sole Paragraph — The Board of Executive Officers will be composed solely of professionals having demonstrable technical knowledge acquired in courses or in the exercise of activities consistent with the position for which they have been proposed.

SECTION 23 — Subject to the limitations imposed by law and these Bylaws, general management powers are vested in the Board of Executive Officers to take all action necessary for the regular operation of the Corporation with a view to attaining the corporate purposes.

SECTION 24 — Any two (2) members of the Board of Executive Officers acting together, in or out of court, will have powers to perform any lawful acts and bind the Corporation in any matters affecting its rights and obligations, except that the acquisition, assignment, transfer, disposition and/or encumbrance, in any manner or by any means, of the following items shall be performed exclusively by the Chief Executive Officer, or his or her substitute acting together with another member of the Board of Executive Officers:

a)              any ownership interests in and/or other securities of any companies;

b)             real properties of any value and any fixed assets.

Sole Paragraph — Subject to the limitations and restrictions contained in the leading sentence of this Section and any other limitations and restrictions determined by the Board of Directors, any two members of the Board of Executive Officers

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

may appoint attorneys-in-fact with specific powers to act on behalf of the Corporation, by proper instruments, which, except where given for in-court representation, shall be valid until December 31 of each year.

SECTION 25 — The Board of Executive Officers will meet whenever necessary, and minutes of such meetings will be recorded in the proper book.

Paragraph One — The Board of Executive Officers will act by a majority vote, the Chief Executive Officer or his or her substitute to cast the tie-breaking vote.

Paragraph Two — A quorum at any meetings of the Board of Executive Officers will consist of not less than two thirds (1/3) of its members, the Chief Executive Officer or his or her substitute to be always present at such meetings.

Paragraph Three — In the event of absence or temporary disability, the Executive Officers will substitute for one another, as directed by the Chief Executive Officer. In case of a vacancy, the Board of Directors will, within thirty (30) days, designate a person to fill the vacancy, whose term of office will coincide with that of the other Executive Officers.

V — FISCAL COUNCIL

SECTION 26 — The Corporation will have a Fiscal Council functioning on a permanent basis, composed of three regular members and an equal number of alternates, with the duties, powers and compensation prescribed by law.

Paragraph One — The members of the Fiscal Council will take their offices by signing a statement of incumbency in the proper book and by previously signing the relevant Consent to Appointment referred to in the New Market Listing Regulations.

Paragraph Two — The Fiscal Council will hold regular meetings every month and special meetings whenever necessary, and minutes of such meetings will be recorded in the proper book.

SECTION 27 — In addition to the duties provided in the Brazilian legislation, the Fiscal Council will discharge the functions of an Audit Committee, in accordance with the rules issued by the U.S. Securities and Exchange Commission — SEC and the Regulations of the Fiscal Council.

SECTION 28 — Compliance with the requirements of applicable legislation, the provisions of these Bylaws and the Regulations of the Fiscal Council is required for the full discharge of the functions of the Fiscal Council.

Paragraph One — At least one member of the Fiscal Council shall have a demonstrable knowledge of the accounting, audit and financial areas, such that he or she may be characterized as an expert in finance.

Paragraph Two — The members of the Fiscal Council will be subject to the same obligations and prohibitions imposed by law and these Bylaws on the directors and officers of the Corporation.

Paragraph Three — The members of the Fiscal Council may only be members of the Board of Directors, Fiscal Council or Audit Committee of two more companies only in addition to the Corporation.

Paragraph Four — In the event of vacancy in the office any regular member of the Fiscal Council, the respective alternate will fill the vacancy. If there is a vacancy in the office of a regular member and the respective alternate, the shareholders’ meeting will be called to elect a member to fill the vacancy.

SECTION 29 — The activities of the Fiscal Council will be governed by prevailing and applicable legislation, these Bylaws and the Regulations of the Fiscal Council, as approved by the Board of Directors of the Corporation, who will provide for the powers, functioning and other matters concerning the aforesaid bodies.

VI — FISCAL YEAR AND RESULTS

SECTION 30 — The fiscal year coincides with the calendar year and, on the close thereof, the Corporation will prepare a balance sheet to determine the results for such period, as well as other relevant financial statements for publication and consideration by the shareholders’ meeting.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

SECTION 31 — Any negative retained earnings and the provision for income tax shall be deducted from the results of each fiscal year before any distribution.

Sole Paragraph — After the deductions referred to in this Section are made, the shareholders’ meeting may allocate to the directors and officers a share of not more than ten percent (10%) of the remaining profits, subject to any statutory limitations.

SECTION 32 — The net income for the year will be allocated successively as follows;

1)              Five percent (5%) towards the establishment of the Legal Reserve, which shall not exceed twenty percent (20%) of the capital stock;

2)              Twenty-five percent (25%) as a mandatory minimum dividend, as adjusted in accordance with Section 202 of Law No. 6,404/76, to be paid with respect to all shares of stock of the corporation;

3)              Twenty percent (20%) towards the establishment of reserves for capital increase, which shall not exceed twenty percent (20%) of the capital stock;

4)              up to 50% (fifty per cent) for the constitution of the reserve for expansion, this reserve not to exceed 80% (eighty per cent) of the Capital Stock, with the purpose of ensuring investments in fixed assets or increases in working capital, including through amortization of the Company’s debts, irrespective of retention of profit earmarked to the capital expenditures budget, and its balance being used, as may be the case, for: (i) absorbing losses whenever necessary; (ii) distribution of dividends at any time; (iii) operations of redemption, reimbursement or the authorized purchase of shares as permitted in the legislation; and (iv) for incorporation into the Capital Stock, including through new stock dividends.”

SECTION 33 — Unless otherwise resolved by the shareholders’ meeting, payment of any dividends, interest on shareholders’ equity and the distribution of shares resulting from a capital increase will be made within sixty (60) days from the date of the relevant resolution.

Sole Paragraph — The Corporation may, by a resolution of the Board of Directors pursuant to the foregoing Section 18, prepare semiannual and other interim balance sheets and declare dividends and/or interest on shareholders’ equity out of profits shown on such balance sheets, retained earnings or profit reserves appearing in the latest annual balance sheet or interim balance sheets, as provided by law.

VII — SALE OF CORPORATE CONTROL, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD CORPORATION  AND DELISTING FROM THE NEW MARKET

SECTION 34 — The sale of THE CORPORATE CONTROL in the Corporation (as defined in Paragraph One of this Section), either directly or indirectly, in a single transaction or a series of successive transactions, must be agreed upon under a condition precedent or subsequent that the purchaser of such corporate control will make a public offering (the “Public Offering”) of the remaining shares of the Corporation, subject to the terms of and within the time limits prescribed by prevailing legislation and the New Market Listing Regulations, so that the holders of such shares will receive the same treatment as is accorded to the selling Controlling shareholder.

Paragraph One — For purposes of these Bylaws, any capitalized terms will have the following meanings:

“Purchasing Shareholder” means any person, including, but not limited to, any individual or entity, investment fund, joint ownership scheme, securities portfolio, universality of rights, or other form of organization, residing, domiciled or with registered office in Brazil or abroad, or a Group of Shareholders, who purchase shares of the capital stock of the Corporation, whether or not representing a Controlling Power.

“Controlling Shareholder” means a shareholder or Group of Shareholders, as defined below, who exercises a Controlling Power in the Corporation.

“Selling Controlling Shareholder” means a Controlling Shareholder that disposes of the Controlling Power in the Corporation.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

“Outstanding Shares” means all shares issued by the Corporation, except such shares as are held by the Controlling Shareholder, any persons related to the Controlling Shareholder, directors and officers of the Corporation and treasury shares.

“Corporate Control” (and such related terms as “Controlled by”, “under common Control with” or “Controlling Power”) means the power, either directly or indirectly, to effectively manage the corporate affairs and direct the operation of the governing bodies of the Corporation, as a matter of fact or law.

“Group of Shareholders” means a group of two or more persons: (a) linked by contracts or agreements of any nature, including any shareholders’ agreements, whether directly or through any companies Controlled by, Controlling or under common Control with such persons; or (b) having a controlling relationship with respect to one another, whether directly or indirectly; or (c) who are under common Control with another person; or (d) representing the same interest. Persons representing the same interest include, by way of example: (d.1) any person directly or indirectly holding ten percent (10%) or more of the capital stock of another person; and (d.2) two persons ten percent (10%) or more of the capital stock of which is directly or indirectly owned by a third person. Any joint venture, investment fund or club, foundation, association, trust, joint ownership scheme, cooperative, securities portfolio, universality of rights, or any other form of organization or undertaking, whether organized in Brazil or abroad, will be deemed to be part of a same Group of Shareholders whenever any two or more such entities: (i) are controlled or managed by the same legal entity or by parties having a relationship with the same legal entity; or (ii) have a majority of its directors and officers in common with each other or one another.

“Exercise of Widespread Controlling Power” means such Controlling Power as is exercised by: (i) a shareholder owning less than fifty percent (50%) of the capital stock of the Corporation; (ii) shareholders that as a group own more than fifty percent (50%) of the capital stock of the Corporation, provided that such shareholders are not parties to a voting trust, are not under common control and do not represent a common interest; and (iii) shareholders who are parties to a shareholders’ agreement and who, collectively, own less than fifty percent (50%) of the capital stock of the Corporation.

Paragraph Two — Where the acquisition of the Corporate Control results in the imposition on the purchaser of such Corporate Control of an obligation to make the Public Offering required under Section 37 of these Bylaws, the tendered price will be the greater of the prices determined according to this Section 34 and Section 37, Paragraph Two of these Bylaws.

Paragraph Three — The Selling Controlling Shareholder shall not transfer title to the shares owned by such selling Controlling shareholder or selling Controlling Group of Shareholders, and the Corporation shall not record any transfer of shares representing the Corporate Control unless and until the Purchasing Shareholder signs the relevant Statement of Adherence referred to in the New Market Listing Regulations.

Paragraph Four — The Corporation will refrain from recording any transfer of shares to any shareholder(s) that may become the holder(s) of a Controlling Power, unless and until such Controlling shareholder(s) signs/sign the relevant Statement of Adherence.

Paragraph Five — No Shareholders’ Agreement providing for exercise of Controlling Power shall be filed with the Corporation’s registered office if the signatories thereof have not subscribed the Statement of Adherence referred to in Paragraph Three of this Section.

SECTION 35 — The public offering referred to in the preceding Section must also be made: (i) upon an assignment for financial consideration of interests exercisable for newly-issued shares and other securities or interests convertible into or exercisable for newly-issued shares which may result in the sale of the Corporate Control in the Corporation; and (ii) in the event of the Control in the Controlling Shareholder of the Corporation, in which case such selling Controlling shareholder will be required to disclose to BOVESPA the value assigned to the Corporation in such sale, as well as the supporting documentation therefore.

SECTION 36 — Any person that is already a shareholder of the Corporation and acquires the Controlling Power of the Corporation as a result of a share purchase agreement entered into with the Controlling Shareholder for any number of shares, will be required: (i) to make a public offering as provided in Section 34 of these Bylaws; (ii) to compensate any shareholders from whom such person may have purchased shares on a stock exchange within a period of six (6) months preceding the date of transfer of the Corporate Control in the Corporation for the excess, if any, of the price paid to the Selling Controlling Shareholder over the market quotation of the Corporation’s shares during the aforesaid period, as

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

properly adjusted according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo — IPCA) (“IPCA”) up to the date of payment of such compensation; (iii) as the case may be, to take action as appropriate to restore the minimum twenty-five percent (25%) requirement of the total outstanding shares of the Corporation within a period of six (6) months following the acquisition of the Corporate Control.

SECTION 37 — Any Purchasing Shareholder that acquires or becomes the owner of twenty percent (20%) or more of all shares of the capital stock of the Corporation shall, within not more than thirty (30) days from the date of acquisition or event resulting in such share ownership being equal to or higher than twenty percent (20%) of all shares of the capital stock of the Corporation, register or, if the case may be, apply for the registration of a Public Offering with respect to all shares of the capital stock of the Corporation, subject to applicable CVM regulations, the rules of BOVESPA and the provisions of this Section.

Paragraph One — In such case, the following procedures will be applicable: (i) the Public Offering must be made indistinctly to all shareholders of the Corporation; (ii) the shares must be sold by auction on BOVESPA; (iii) the Public Offering must be launched for a price determined as provided in Paragraph Two of this Section; and (iv) the Public Offering must be a cash offer in lawful Brazilian currency for the shares of the capital stock of the Corporation.

Paragraph Two — The tendered price per share of the capital stock of the Corporation shall not be less than the greater of: (i) the economic value arrived at in a valuation report, subject to the provisions of Paragraph Three of this Section; (ii) one hundred and thirty-five percent (135%) of the issue price of the shares in any capital increase carried out through a public distribution within a period of twenty-four (24) months preceding the date as of which the Public Offering has become mandatory pursuant to this Section 37, as properly adjusted according to the IPCA up to the date of payment; and (iii) one hundred and thirty-five percent (135%) of the average market quotation per share of the capital stock of the Corporation during a period of thirty (30) days preceding the Public Offering on the stock exchange trading the greatest volume of shares of the capital stock of the Corporation.

Paragraph Three — The valuation mentioned in item (i) of the foregoing Paragraph Two will be the arithmetic mean of the midpoints within the range of economic value in two valuation reports, as determined according to the discounted cash flow method, provided that the variation between such midpoints does not exceed ten percent (10%). If the difference between such midpoints exceeds 10%, the economic value of the Corporation will be determined by an arbitration conducted pursuant to the terms of Section 46 of these Bylaws.

Paragraph Four — The valuation reports referred to in the preceding Paragraph shall be prepared by two leading financial institutions of recognized standing and experience in the food industry, one to be selected by the Corporation and the other by the Purchasing Shareholder from among major institutions providing advisory services in mergers and acquisitions to customers in Brazil at the time. The cost of the valuation reports shall be borne respectively by the Corporation and the Purchasing Shareholder.

Paragraph Five — A Public Offering made as referred to in the leading sentence of this Section will not preclude another shareholder of the Corporation or the Corporation itself, as the case may be, from making a competing Public Offering according to applicable regulations.

Paragraph Six — A Purchasing Shareholder must comply with any requests or requirements made by CVM based on applicable regulations with respect to a Public Offering, within the maximum periods prescribed therein.

Paragraph Seven — In the event a Purchasing Shareholder fails to comply with the obligations imposed by this Section, including as regards adherence to the maximum time limits for (i) making or applying for registration of a Public Offering, or (ii) complying with any requests or requirements of CVM, then the Board of Directors of the Corporation will call a special shareholders’ meeting, at which the Purchasing Shareholder will be barred from voting, to consider suspending exercise of such non-complying Purchasing Shareholder’s rights as provided in Section 120 of the Corporations Law, without prejudice to the liability of the Purchasing Shareholder for any loss or damage caused to the other shareholders as a result of such failure to comply with the obligations imposed by this Section.

Paragraph Eight — Any Purchasing Shareholder who acquires or becomes the holder of other interests in the Corporation, including by way of a life estate (usufruto) or fideicommissum, equal to twenty percent (20%) or more of all shares of the capital stock of the Corporation, will likewise be required to either register or apply for the registration of a Public Offering

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

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01629-2	PERDIGÃO S.A.	01.838.723/0001-27

as described in this Section, within not more than thirty (30) days from such acquisition or event resulting in twenty percent (20%) or more of all shares of the capital stock of the Corporation being so held.

Paragraph Nine — Except as provided in Sections 44 and 45 of these Bylaws, the obligations established in Section 254-A of the Corporations Law and Sections 34, 35 and 36 of these Bylaws will not release a Purchasing Shareholder from compliance with the obligations prescribed by this Section.

Paragraph 10 — The provisions of this Section will not apply in the event a person becomes the holder of more than twenty percent (20%) of all shares of the capital stock of the Corporation by reason of: (i) statutory succession, on condition that the shareholder shall dispose of any excess shares within sixty (60) days from the relevant event; (ii) merger of another company into the Corporation; (iii) absorption of shares of another company by the Corporation; or (iv) subscription for shares of the Corporation in a single primary issue that is approved at a shareholders’ meeting called by the Board of Directors of the Corporation and with respect to which the proposed capital increase requires the issue price of the shares to be based on the economic value determined according to a valuation report on the economic and financial condition of the Corporation prepared by an expert firm of recognized experience in the valuation of publicly-held companies.

Paragraph 11 — For the purpose of calculating the percentage of twenty percent (20%) of all shares of the capital stock of the Corporation, as mentioned in the leading sentence of this Section, no involuntary increase in ownership interest resulting from cancellation of treasury shares or reduction of the capital stock of the Corporation entailing a cancellation of shares will be computed.

Paragraph 12 — If CVM regulations applicable to a Public Offering under this Section require adoption of any given criterion to determine the purchase price per share of the Corporation in the Public Offering, which criterion results in a purchase price higher than that determined pursuant to Paragraph Two of this Section, then the purchase price determined according to CVM regulations shall prevail with respect to such Public Offering.

Paragraph 13 — Any modification hereto limiting the right of the shareholders to a Public Offering under this Section, or the deletion of this Section, will require any shareholder(s) who may have voted favorably on such modification or deletion at a shareholders’ meeting to make a Public Offering under this Section.

SECTION 38 — Should it be resolved at a special shareholders’ meeting that the Corporation should delist from the New Market, the Controlling Shareholder of the Corporation shall make a public offering where the delisting is: (i) for the purpose of trading the shares outside the New Market; or (ii) caused by a corporate restructuring pursuant to which the shares of the Corporation resulting from such restructuring are not admitted to trading in the New Market. The minimum tendered price shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 39 — The minimum tendered price stated in a public offering to be made by the Controlling Shareholder or the Corporation for the purpose of cancellation of registration as a publicly-held corporation shall be equal to the economic value determined according to the valuation report referred to in Section 43 of these Bylaws.

SECTION 40 — In the event of Exercise of a Widespread Controlling Power: (i) where the cancellation of registration as a publicly-held corporation is approved at a shareholders’ meeting, except in the case provided in Section 42 (ii) of these Bylaws, the public offering shall be made by the Corporation itself, and in this case the Corporation may only purchase the shares owned by those shareholders who have voted favorably on the cancellation of registration at such shareholders’ meeting, after having purchased the shares of all other shareholders who have not voted favorably on the aforesaid cancellation of registration and who have accepted such public offering; (ii) where the delisting of the Corporation from the New Market is approved at a shareholders’ meeting, whether for the purpose of registration for trading the shares outside the New Market or for a corporate restructuring as provided in Section 38 (ii) of these Bylaws, the public offering shall be made by the shareholders who have voted favorably thereon at such shareholders’ meeting.

SECTION 41 —In the event of Exercise of a Widespread Controlling Power and BOVESPA requires that the market quotation of securities of the Corporation be published separately or that trading of any securities issued by the Corporation be suspended in the New Market by reason of non-compliance with any obligations imposed by the New Market Listing Regulations, the Chairman of the Board of Directors shall, within not more than two (2) days from such requirement, in the computation of which time only the days in which the newspapers usually designated by the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Corporation for corporate publications have circulated, call a special shareholders’ meeting to replace all members of the Board of Directors.

Paragraph One — If the Chairman of the Board of Directors fails to call the special shareholders’ meeting mentioned in the leading sentence of this Section within the prescribed time limit, any shareholder of the Corporation may do so.

Paragraph Two — The new Board of Directors elected at the special shareholders’ meeting mentioned in the leading sentence and in Paragraph One of this Section shall cure such non-compliance with obligations imposed by the New Market Listing Regulations within the shortest possible time or within a new time limit established by BOVESPA for such purpose, whichever is less.

SECTION 42 — In the event of Exercise of a Widespread Controlling Power and the delisting of the Corporation from the New Market results from non-compliance with any obligations imposed by the Listing Regulations: (i) if such non-compliance arises from a resolution of the shareholders’ meeting, the public offering shall be made by the shareholders who have voted favorably on the proposed action resulting in such non-compliance; and (ii) if such non-compliance arises from a management act or event, the Corporation shall make the public offering for cancellation of registration as a publicly-held corporation to all the shareholders of the Corporation. In the event the shareholders’ meeting decides to maintain the registration of the Corporation as a publicly-held company, the Public Offering shall be made by the shareholders who have voted favorably on such proposed action and, in this case, the provision of Section 40 (i) of these Bylaws will not apply.

SECTION 43 — The valuation report referred to in Sections 38 and 39 of these Bylaws shall be prepared by an expert firm of recognized experience, unrelated to the decision-making authority of the Corporation, its directors and officers and Controlling shareholders, in accordance with the requirements set out in Paragraph One of Section Eight of the Corporations Law, and contain an acknowledgement of responsibility as required under Paragraph Six of the said Section Eight.

Paragraph One — Selection of the institution or expert firm responsible for determining the economic value of the Corporation is reserved to the shareholders’ meeting based on a three-name list of firms proposed by the Board of Directors. Action thereon shall be taken by the affirmative vote of an absolute majority of the Outstanding Shares at the shareholders’ meeting, provided that: (i) if the meeting is convened on first call, a quorum shall consist of not less than twenty percent (20%) of all Outstanding Shares; or (ii) where the meeting is convened on second call, a quorum may consist of any number of shareholders owning Outstanding Shares.

Paragraph Two —The costs of preparing the required valuation report shall be fully borne by the persons responsible for making the public offering.

SECTION 44 — A single Public Offering may be made for more than one of the purposes mentioned in this Article VII, in the New Market Listing Regulations or in CVM regulations, provided that it is possible to harmonize the requirements for the various forms of Public Offering, that no loss is incurred by any offeree and that, where required under applicable regulations, CVM’s authorization is obtained.

Sole paragraph. With the exception of those Public Offerings for delisting from the New Market and/or cancellation of registration as a publicly held company, the holding of a unified Public Offering may only be executed by a Company shareholder who holds a stake equal to, or more than 20% (twenty per cent) of the total shares issued by the Company, pursuant to the provision in Section 37.

SECTION 45 — The Corporation or the shareholders responsible for making a Public Offering under this Article VII, the New Market Listing Regulations or CVM regulations may secure the making of such Public Offering through any shareholder, a third party or the Corporation, as the case may be. Neither the Corporation nor a shareholder are released from the obligation to make the Public Offering until the Public Offering has been made in accordance with all applicable regulations.

VIII — ARBITRATION

SECTION 46 — The Corporation, its shareholders, directors and officers and members of the Fiscal Council agree that any disputes or controversies that might arise among them, particularly if relating to or caused by the application, validity, effectiveness, interpretation, violation, and the consequences of, any violation of the provisions of the New Market

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Participation Agreement, New Market Listing Regulations, these Bylaws, any shareholders’ agreements on file at the registered office of the Corporation, the provisions of the Corporations Law, the rules established by the Brazilian National Monetary Council, the Central Bank of Brazil or CVM, the regulations of BOVESPA and any other rules governing the securities market generally, and the Rules of the Capital Market Arbitration Chamber will be settled by an arbitration conducted in accordance with the Rules of the Market Arbitration Chamber.

IX — LIQUIDATION OF THE CORPORATION

SECTION 47 — The Corporation will be liquidated in the cases provided by law. The shareholders’ meeting will have the authority to elect the liquidator or liquidators and the Fiscal Council that will function during the period of liquidation, subject to statutory requirements.

X — GENERAL AND TRANSITION PROVISIONS

SECTION 48 — The provisions contained in statutes and in any Shareholders’ Agreement on file at the registered office of the Corporation as provided by Section 118 of Law No. 6,404/76 will apply in the event of any dissent.

SECTION 49 — Any shareholders’ agreement on file at the registered office of the Corporation will be binding on the Corporation. Any person directing or recording the proceedings of any shareholders’ or Board of Directors meeting is expressly prohibited from counting any votes of shareholders or members of the Board of Directors cast in violation of a shareholders’ agreement to which such shareholders are parties that is duly filed with the Corporation at its registered office. The Corporation is also expressly prohibited from acknowledging and recording any share transfers and/or encumbrance, and/or any assignment of a preference right for the replacement of shares and/or other securities that are inconsistent with the terms of any such shareholders’ agreement.

SECTION 50 — The provisions of Section 37 of these Bylaws will not apply to current shareholders or any Group of Shareholders that already own twenty percent (20%) or more of all shares of the capital stock of the Corporation, and any successors thereof; rather, the provisions of this Section will apply only to such investors as may become shareholders of the Corporation after the date in which the Corporation’s adherence to and listing with the New Market becomes effective.

SECTION 51 — The Board of Directors shall, on a transition basis, have two (2) Co-Chairmen with identical privileges and duties, and who shall be appointed by the General Meeting, under the paragraphs below.

Paragraph 1 — On resolutions of the Board of Directors, no Co-Chairman shall have a casting vote in the event of tie in the voting, but only their respective regular personal votes, and the casting vote provision set forth in Section 17 of these Bylaws is hereby suspended.

Paragraph 2 - The privileges and duties of the Chairman of the Board of Directors set forth in these Bylaws shall be performed jointly by the Co-Chairmen.

Paragraph 3 — In the event of absence or impediment of the Co-Chairmen, or in the event of vacancy of the offices, they shall be replaced by their respective Vice-Chairmen, who shall also be appointed by the General Meeting.

Paragraph 4 — The provisions of this Section shall no longer apply after the Annual General Meeting to be held within the four first months after the end of the 2011 fiscal year, at which time the members of the Board of Directors shall be elected, and one Chairman and one Vice-Chairman shall be appointed, and the casting vote provision set forth in second paragraph of Section 17 of these Bylaws shall be effective again.

São Paulo, July 08, 2009.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

19.01 — POSITION IN COMPETITIVE PROCESS

SUBSIDIARY: CROSSBAN HOLDINGS GMBH

Europe. In Europe, we have developed our own distribution network and sell directly to food processing and food service companies as well as local distributors. We are currently able to distribute products in 31 European countries, and in 15 of those countries, we are able to deliver products within approximately two days of receiving an order. We intend to expand our distribution network to broaden and deepen our coverage in Europe and to support more targeted marketing efforts. In limited cases, we may explore the processing of some products in Europe where doing so would allow us to distribute those products more effectively.

Far East. In Japan, our biggest market in the Far East, we sell primarily to trading companies, which resell our products to Japanese distributors. We primarily supply special cuts of chicken, including boneless legs and wing cuts, produced specifically for the Japanese market, which has helped us foster customer loyalty. We also believe that our quality standards and product range have made us one of the preferred suppliers of chicken products in the Japanese market. In addition to Japan, we sell a significant amount of products in Hong Kong and Singapore, where we believe our brands are well recognized. Our most popular products in these latter markets include chicken wings and feet.

Eurasia. In Russia and other areas of Eurasia, we sell primarily to distributors, which resell our products to supermarkets and other customers. Our Fazenda brand of pork and poultry products is carried in many supermarkets, and we believe it is a well-recognized brand in Russia. We have historically sold approximately two-thirds of our frozen pork cuts to Russia and also supply significant volumes of frozen whole and cut chickens. Russia imposes quotas on imports of poultry and pork products from Brazil and other exporting countries. It is not uncommon for Russian quotas for poultry and pork products to be subject to changes in policy and delays in allocation, and a delay in allocating quotas for poultry products in the first half of 2006 led to a significant decline in our sales volumes of poultry products to Russia during that period.

Middle East. In Saudi Arabia and other countries of the Middle East, we sell to large distributors, some of which have been our customers for decades. We sell primarily frozen whole and cut chickens in these markets. We believe that we are one of the preferred suppliers of these products in this region due to our quality standards and our long-standing customer relationships.

Africa, the Americas and Other Countries. We sell modest amounts of our products to several countries in Africa, South America and other regions, primarily through trading companies that resell our products to distributors. We also sell chicken cuts, including breasts and wings, to processing companies in Canada. We are currently developing relationships with distributors in South America in order to expand our exports in this region. Our sales to many of these countries are subject to significant fluctuations in demand.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

19.03 — RAW MATERIALS AND SUPPLIERS

SUBSIDIARY: CROSSBAN HOLDINGS GMBH

Check consolidated information item 10.02.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

19.04 — MAIN CUSTOMERS BY SERVICES AND/ OR PRODUCTS

SUBSIDIARY: CROSSBAN HOLDINGS GMBH

Check consolidated information item 10.03 — Exports.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

19.05 — OPERATIONS WITH RELATED COMPANIES

SUBSIDIARY: CROSSBAN HOLDINGS GMBH

We maintain certain contractual agreements between companies of our economic group for ensuring adequate support services, including, marketing services, sales and post-sales support, logistics services, administrative services and archives. These contractual agreements follow the same procedures adopted by us as from prior approval for contracting of all and any kind of services and supply to the final signing of the contract.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

19.10 — OPERATING SECTOR CHARACTERISTICS

SUBSIDIARY: CROSSBAN HOLDINGS GMBH

BUSINESS OVERVIEW

Overview of Brazil’s Poultry, Pork and Beef Position in the World

The potential growth of the Brazilian domestic market for processed food, poultry, pork and beef, and Brazil’s low production costs are attractive to international competitors. The main barrier to such companies has been the need to build a comprehensive distribution network in Brazil, as well as to establish a network of outgrowers.

Poultry

Brazil is the third largest producer, and the leading exporter, of poultry in the world, according to tonnage data compiled by the USDA as of April 2009. Brazil’s production, consumption and export volumes for poultry have increased significantly over the past five years, with Brazil having assumed the number one position as global exporter in 2004. The USDA projects a decrease in global production and exports for 2009 and an increase in consumption volumes for poultry. For Brazil, the USDA estimates a volume growth of 3.2% in production, 2.6% in export and 3.4% in consumption, in 2009 compared to 2008.

The following tables identify Brazil’s position within the global poultry industry for the years indicated:

	Poultry Panorama(1)
Primary Poultry Producers	2005	2006	2007	2008(2)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)
U.S.A.	18,334	18,473	18,889	19,357	18,515
China	10,204	10,354	11,296	11,900	12,138
Brazil	9,710	9,708	10,763	11,543	11,910
European Union (27 countries)	10,088	9,598	10,110	10,320	10,350
Mexico	2,512	2,606	2,698	2,819	2,811
Others	17,135	18,453	19,568	20,610	20,766
Total	67,983	69,192	73,324	76,549	76,490

Primary Poultry Exporters	2005	2006	2007	2008(2)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)
Brazil	2,900	2,658	3,099	3,457	3,546
U.S.A.	2,618	2,609	2,926	3,465	3,003
European Union (27 countries)	855	820	759	865	805
China	331	322	358	285	215
Thailand	488	450	524	383	360
Others	469	394	483	619	580
Total	7,432	7,120	7,962	9,074	8,509

Primary Poultry Consumers	2005	2006	2007	2008(3)	2009(3)
	(In thousands of tons — “ready to cook” equivalent)

U.S.A.	15,676	15,966	15,982	15,857	15,641
China	10,104	10,392	11,450	12,064	12,408
European Union (27 countries)	9,970	9,496	10,127	10,247	10,345
Brazil	6,811	7,050	7,665	8,087	8,364
Mexico	3,065	3,216	3,280	3,458	3,475
Russia	2,263	2,483	2,678	2,859	2,915
Others	19,283	20,291	21,753	22,998	23,079
Total	67,172	68,894	72,935	75,570	76,227

(1)          Includes chicken, special poultry and turkey

(2)          Preliminary data

(3)          Estimated

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Source:  USDA Apr/09.

Pork

Brazil is the fourth largest producer and exporter, and the sixth largest consumer, of pork in the world, according to tonnage data compiled by the USDA. Brazil’s production, consumption and exports of pork has increased over the last five years, although not as significantly as for poultry.  The USDA projects an increase in global production and consumption of pork in 2009, and a decrease of approximately of 2.5% in Brazil’s pork exports for the year. Contraction in Brazilian exports reflects financial difficulties in importer countries and also decrease in imports from Russia due to decrease quotas of imports.

The following tables identify Brazil’s position within the global pork industry for the years indicated:

	World Pork Panorama
Main Pork Producers	2005	2006	2007	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

China	45,553	46,505	42,878	46,150	48,700
European Union (27 countries)	21,676	21,791	22,858	22,530	22,100
U.S.A.	9,392	9,559	9,962	10,599	10,339
Brazil	2,710	2,830	2,990	3,015	3,010
Russian Federation	1,735	1,805	1,910	2,060	2,145
Canada	1,920	1,898	1,894	1,920	1,960
Others	11,565	11,768	12,208	12,167	12,064
Total	94,551	96,156	94,700	98,441	100,318

Main Pork Exporters	2005	2006	2007	2008(2)	2009(2)
	(In thousands of tons - weight in equivalent carcass)
U.S.A.	1,209	1,359	1,425	2,117	1,837
European Union (27 countries)	1,143	1,284	1,286	1,715	1,250
Canada	1,084	1,081	1,033	1,129	1,150
Brazil	761	639	730	625	610
China	502	544	350	223	210
Chile	128	130	148	142	130
Others	179	187	190	186	192
Total	5,006	5,224	5,162	6,137	5,379

Main Pork Consumers	2005	2006	2007	2008(2)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

China	45,139	46,051	42,726	46,357	48,790
European Union (27 countries)	20,632	20,632	21,507	20,970	20,905
U.S.A.	8,669	8,640	8,966	8,811	8,884
Russian Federation	2,486	2,639	2,803	3,112	2,894
Japan	2,509	2,452	2,473	2,486	2,476
Brazil	1,949	2,191	2,260	2,390	2,400
Others	12,805	13,315	13,814	14,143	13,822
Total	94,189	95,920	94,549	98,269	100,171

(1)          Preliminary data

(2)          Estimated

Source: USDA - Apr/2009

Beef

We began to produce beef cuts in the fourth quarter of 2005 for sale in our export markets and in the Brazilian market. Brazil is the largest exporter, the second largest producer and the third largest consumer of beef in the world, according to tonnage data compiled by the USDA. The USDA projects a decrease in global production, consumption and an increase in exports of beef in 2009.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

We believe that the economic crisis and its potential effect on consumer habits may lead customers to look for cheaper meats, which would likely cause decreases in beef consumption.

	World Beef Panorama
Main Beef Producers	2005	2006	2007	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

United States	11,318	11,980	12,096	12,163	12,105
Brazil	8,592	9,025	9,303	9,024	8,935
China	5,681	5,767	6,134	6,100	6,000
EU-27	8,090	8,150	8,188	8,100	8,200
Argentina	3,200	3,100	3,300	3,150	3,010
India	2,250	2,375	2,413	2,470	2,475
Others	17,548	17,762	17,464	17,531	16,923
Total	56,679	58,159	58,898	58,538	57,648

	World Beef Panorama
Main Beef Exporters	2005	2006	2007	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

Brazil	1,845	2,084	2,189	1,801	1,675
Australia	1,388	1,430	1,400	1,407	1,350
India	617	681	678	625	600
U.S.A	316	519	650	856	826
New Zealand	577	530	496	533	525
Others	2,572	2,273	2,230	2,343	2,254
Total	7,315	7,517	7,643	7,565	7,230

	World Beef Panorama
Main Beef Consumers	2005	2006	2007	2008(1)	2009(2)
	(In thousands of tons - weight in equivalent carcass)

U.S.A	12,664	12,833	12,829	12,452	12,554
European Union (27 countries)	8,550	8,649	8,691	8,362	8,520
Brazil	6,795	6,969	7,144	7,252	7,290
China	5,614	5,692	6,065	6,062	5,968
Argentina	2,451	2,553	2,771	2,733	2,614
Mexico	2,428	2,519	2,568	2,591	2,538
Others	17,702	18,153	19,240	18,317	17,554
Total	56,204	57,368	58,308	57,769	57,038

(1)          Preliminary data

(2)          Estimated

Source: USDA - Apr/2009

Export Markets

The global trade in poultry, pork and beef products has grown in recent years, according to the USDA, and meat consumption among major countries has also grown.

Brazilian exports of chicken grew at an accumulated rate of 11% from January to December, 2008, in terms of volumes, from 3,287 thousand tons to 3,646 thousand tons.

However, Brazilian exports of pork decreased at an accumulated rate of 13% in 2008, from 606 thousand tons to 529 thousand tons. In addition, Brazilian exports of beef decreased at an accumulated rate of 14% in 2008, from 1,615 thousand tons to 1,383 thousand tons.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

In milk and dairy products segment, Brazil has been exporting various products, especially powdered milk, since 2001, as an alternative to the domestic market, and the sales volume of powdered milk increased from only 229 tons in 2001 to 83.3 thousand tons in 2008, according to SECEX.

Brazil has become a leading participant in global export markets due to natural advantages, including low feed and labor costs, and gains in efficiencies in animal production. We, like other large Brazilian producers, have built on these advantages to develop the scope and scale of our businesses.

Global demand for Brazilian poultry, pork and beef products is significantly affected by, depending on the export market, trade barriers, sanitary requirements and disease-related bans, religious considerations, economic conditions and other factors. Trade barriers may include quotas on imports from Brazil (e.g., in Russia), protective tariffs (e.g., in the European Union), direct and indirect subsidies for local producers, licensing requirements (e.g., in China) and outright bans on imports. Most countries require sanitary agreements with Brazil before Brazilian products may be imported (e.g., the United States, which has no sanitary agreement with Brazil covering poultry, beef and pork products and therefore will not accept Brazilian poultry, beef and pork for import). In addition, outbreaks of animal disease may result in bans on imports (e.g., in Russia, which banned imports of Brazilian pork products because of outbreaks of foot-and-mouth disease affecting cattle in two Brazilian states). The Middle East, which constitutes an active region for poultry sales by Brazilian producers, does not import pork products due to Muslim religious bans on the consumption of pork. Above all, economic conditions in a particular export market (whether national or regional) may influence levels of demand for all types of poultry, pork and beef products as well as processed products.

Global trade in poultry products has been negatively affected by the spread of highly pathogenic avian influenza (H5N1 virus), particularly in Asia but also in Europe and Africa. Since the beginning of 2003, there have been 424  confirmed human cases of avian influenza and  261 deaths, according to the World Health Organization, with an increased number of deaths in each year until 2006, when started to fall. Human cases were reported in various countries in Asia, the Middle East and Africa in 2006, and several countries in Europe reported cases of avian influenza in birds. Avian influenza has not yet been detected in Brazil or elsewhere in the Americas. A similar virus strain has been detected in North America, with low pathology. If this animal disease is detected in Brazil, or if it begins to be transmitted from human to human, global demand for poultry products is likely to decline for a period whose length cannot be predicted.

In export markets, we and other Brazilian producers compete with local and other foreign producers. Traditionally, Brazilian producers have emphasized exports of frozen whole and cut poultry, and frozen pork and beef cuts. These products, which are similar commodities in nature, continue to account for the substantial portion of export volumes in recent years. More recently, Brazilian food companies have begun to expand sales of processed food products. We anticipate that, over the next several years, we and our main Brazilian competitors will sell greater volumes of frozen whole and cut poultry and frozen pork and beef cuts but also increasing volumes of processed food products.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

19.11 — PERFORMANCE REPORT

SUBSIDIARY: CROSSBAN HOLDINGS GMBH

Company management is analyzed on a consolidated basis under item 09.02. For this reason we have made no specific comment on Crossban Holdings GMBH’s performance.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

20.00 — CORPORATE GOVERNANCE INFORMATION

Corporate governance is the system by which companies are managed and monitored and involving the relationships between shareholders, Board of Directors, the Board of Executive Officers, independent auditors and Fiscal Council.

As explained below, the New Market (Novo Mercado) is a listing segment of the BM&FBOVESPA for the trading of shares by companies which voluntarily commit to the adoption of corporate governance practices and disclosure of information additional to what is required by the legislation.

DIFERENTIATED CORPORATE GOVERNANCE PRACTICES

In 2000, BM&FBOVESPA introduced three special segments for the negotiation of securities in the equities market known as Differentiated  Corporate Governance Practices, Levels 1 and 2, and the New Market. The purpose was to create a secondary market for securities issued by Brazilian publicly held companies that adhere to the best corporate governance practices. The listing segments are destined for the negotiation of shares issued by companies that voluntarily undertake to comply with the best practices of corporate governance  and the strictest requirements for disclosing information in relation to those already required under Brazilian law. By and large, these rules increase shareholder rights and improve the quality of the information that is supplied to them.

NOVO MERCADO (“NEW MARKET”)

On April 12 2006 we signed an agreement with BM&FBOVESPA undertaking to comply with New Market listing regulations — the purpose being to maintain the highest standards of corporate governance. The companies that list on the New Market voluntarily undertake to adopt certain rules which are more demanding than those currently required under Brazilian corporate law. For example, these rules oblige listing companies to (i) issue common shares only, (ii) maintain a free float of at least 25% of the Company’s capital, (iii) detail and include additional standardized information in the quarterly and annual reports and the financial statements and (iv) publish the annual financial statements in the English language and on the basis of internationally accepted accounting principles. Inclusion in the New Market is effected through the signature of contracts between the Company, its management and controlling shareholders and BM&FBOVESPA, as well as the adaptation of the Company’s Bylaws to the rules contained in the New Market Listing Regulations.

In signing the agreements, companies must adopt the rules and practices of the New Market. These require them to provide the market with transparency as to their activities and economic situation in addition to extending greater powers to minority shareholders in the management of the companies, among other rights. The principal New Market rules, to which the listing company is subject, are briefly described below.

Firstly, the company applying to list its securities on the New Market must obtain and maintain up to date its registration as a publicly held company with the Brazilian Securities and Exchange Commission - CVM. In addition to this, the company must sign a New Market Participation Agreement and amend its bylaws in alignment to the minimum clauses required of it by BM&FBOVESPA. The capital stock must be structured into  common shares alone and the company must maintain a 25% minimum free float. Beneficial owners of companies with a New Market listing are also forbidden to issue shares (or maintain them trading in the market).

The board of directors of those companies authorized to trade its shares on the New Market must be made up of at least five members, elected by the general market, with a unified term of office of, at the most, two years, reelection being permitted. Of the members of the board of directors, at least 20% must be independent members. All new members of the board of directors and the board of executive officers must sign a Management Members Instrument of Agreement, the signature of the document being a condition for investiture in the respective posts, the new members of management of the Company personally undertaking to comply with the New Market Participation Agreement, the Arbitration Regulations and the New Market Rules.

Among other important requirements of New Market listed companies are: (i) the obligation to effect public offerings for acquisition of shares at least according to the economic value under determined circumstances such as for example delisting from the New Market; (ii) the requirement to undertake offerings for the distribution of shares which will always favor a more widely held shareholding; (iii) granting the same conditions to all shareholders as those applying to the controlling shareholder group with respect to the sale of a controlling stake in the company; (iv) requirement to render non-financial information every quarter as for example the number of shares held by the company’s management and the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

number of shares comprising the free float; (v) the duty to provide greater disclosure of operations with related parties; and (vi) the obligation of the Company, its shareholders, members of management and members of the Fiscal Council to adhere to Arbitration Panel Rules for solving disputes which may arise among them, related to or arising from, the application, validity, efficacy, interpretation, infringement and their effects, from the provisions contained in the Joint Stock Companies Law, the Company’s Bylaws, regulations issued by the National Monetary Council (CMN), the Central Bank of Brazil and the Brazilian Securities and Exchange Commission - CVM, as well as those provisions in the New Market Regulations, Arbitration Panel Regulations and the New Market Participation Agreement.

The National Monetary Council Resolution 3,121 of September 25 2006 (“CMN Resolution 3,121/03”), and subsequent amendments laid down new investment rules for closed private pension fund entities. Under these rules, shares issued by companies that adopt differentiated corporate governance practices (such as those companies whose securities are traded on the New Market or whose listing classification is Level 1 or Level 2 according to BM&FBOVESPA regulations), are permitted to have a greater participation in these pension funds. Thus, since the publication of CMN Resolution 3,121 and subsequent amendments, the shares of companies that adopt corporate governance practices have now become important and attractive investments for closed private pension fund entities — the leading investors in the Brazilian capital markets. These regulations have the potential for driving the development of the New Market, benefiting those companies with securities traded on this market, including the Company itself.

Brazilian corporate governance institute (IBGC) code of best corporate governance practices

IBGC’s “Code of Best Corporate Governance Practices”, is designed to provide the best means for all types of company to: (i) increase the company’s market capitalization; (ii)  improve corporate performance; (iii) facilitate access to capital at lower costs; and (iv) contribute to the company’s continued existence, the basic principles inherent to this being transparency, equitability, accountability and corporate responsibility. IBGC recommended practices of corporate governance in this code and adopted by the Company, include:

•                  Exclusive issue of common shares;

•                  A “one share equals one vote” policy;

•                  Disclosure of any existing shareholder agreements;

•                  Prohibition on voting in the event of conflicts of interests;

•                  Maintenance of the free float;

•                  Engagement of an independent audit company for analyzing balance sheets and financial statements, condition on this same company not being hired for providing other services which may undermine its independence;

•                  Clear bylaws as to (i) the manner of convening the general meeting; (ii) the competencies of the Board of Directors and the Board of Executive Officers; (iii) method of voting, election, removal and term of office of members of the Board of Directors and the Board of Executive Officers;

•                  Transparency in the disclosure of the management’s annual reports;

•                  Convening of meetings to be made at least 15 days prior to the event and the provision of pertinent documentation from the date of the first convening notice, detailing the agenda of the day, always with a view to holding the meetings at times and places which allow the presence of the largest possible number of shareholders;

•                  Include notification of dissenting votes in the minutes of general shareholders meetings or board meetings, when requested to do so;

•                  Prohibition on the use of insider information, and the existence of a policy for disclosing material facts;

•                  Statutory provision for using arbitration as a way of resolving eventual conflicts between the shareholders and the Company;

•                  Offering to acquire shares, resulting in transfer of control must be open to all shareholders, the latter having the option to sell their shares under the same conditions — including any premium — as the controlling shareholders;

•                  Directors experienced in operational and financial questions;

•                  Statutory provision prohibiting access to information and voting rights of directors where there is a conflict of interest; and

•                  Presence of independent members on the Board of Directors.

CORPORATE GOVERNANCE IN THE COMPANY

We adopts best corporate governance practices based on a continual process of organizational improvement, translating into greater transparency, liquidity and confidence for its investors.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

The first company in the food sector to list on Bovespa’s Novo Mercado (2006), we complies strictly with listing regulations, among them, diffused control, protection mechanisms and equality of rights. Company data is given full disclosure in its investor relations website where information on its vision of sustainability and actions with respect to the theme can be found. The Company has adhered to Level C of GRI guidelines for the publication of this report in order to ensure that communication is even more transparent.

Investor relations

In addition to constantly improving relations with its investors and through information mandatorily required by the regulatory authorities, we underscores its presence in the market by arranging one-on-one meetings, conference calls, public meetings (APIMECs) and through meetings with financial institutions, road shows and conferences.

It also provides full disclosure of all information through its investor relations website: www.perdigao.com.br/ir. In 2008, the Company recorded a 51% increase in investor attendances.

Rating

We have two corporate credit ratings: BB+, assigned by Standard & Poor´s, and Ba1 — Global Local Currency Corporate Family from Moody´s Investor Service, the two highest levels among companies in the food sector worldwide.

Succession plan

Announced in April 2007, one of the most important events in the Company’s corporate governance policy was successfully concluded in October 2008, when the new Chief Executive Officer assumed his post and the executive accumulating the functions of Chairman of the Board and CEO resumed his full-time post as Chairman alone. This planned handover of the Company’s command underscored the harmonious relations with the members of the Board of Directors and the Board of Executive Officers.

As a component part of the succession plan, the Board of Directors approved appointments (in substitution of those either retiring or transferred) to the following statutory positions: Finance and Investor Relations, Operations, Supply Chain, Control and Planning and Perdigão Business Unit.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Awards and recongnition	Reason	Institution

Best Company in Corporate Governance Awards 2008 Grand Prix in the categories: Best IR Program, Annual Report, Website, Conference Call, Corporate Brand and IR Professional

The capital markets awarded this distinction in view of the Company’s high standards of corporate governance in line with Bovespa’s New Market regulations. The award also reflects dispersed control, mechanisms for shareholder protection and equality of rights, always seeking to add value with greater transparency and liquidity as well as establishing the foundations for growth in the businesses based on economic-financial, social and environmental sustainability.

IR Magazine Research was conducted by the Fundação Getúlio Vargas - FGV

Best Listed Companies Silver Prize – Market Value between R$ 5 and R$ 15 billion Category	Company liquidity and economic return (variation of EVA between 2006 and 2007) and economic return of the share (TSR- Cost of Capital), Corporate Governance and Sustainability.	Capital Aberto magazine With Stem Stewart as consultants and under the guidance of Prof Alecandre di Miceli da Silveira, FIPECAFI - Center for Studies in Corporate Governance

Creation of Value Food Sector	Best creation of value in 2007.	Abrasca (Brazilian Association of Listed Capital Companies)

Best CEOs Consumer Goods Category	Research undertaken with international investors and institutions.	Institutional Investor US magazine ranking

Most Shareholder-friendly Companies Consumer Goods Category	Research undertaken with international investors and institutions - for good relations with its investors.	Institutional Investor US magazine ranking

Primary Share Offering Silver in the category: Public and Ranking Bronze in the category: Brokers	Chosen from among the Best Primary Share Offerings in 2007 in accordance with Ranking.	InfoMoney Manages one of the largest finance portals on the Brazilian internet

Fritz Müller Award Category: Environmental Management	For the Integrated Management System at the Herval d’Oeste-SC unit.	State Environmental Agency (Fatma)

Model Company in Sustainability 2008 Edition

The evaluation methodology combines the concept of sustainability based on the environmental, social and financial economic dimensions, and evaluates aspects such as strategy, commitments and practices including questions such as transparency and conduct in relation to bribery and corruption.

Guia Exame de Sustentabilidade

Product Launch of the Year Categories: Ready- and semi-ready-to-eat, chilled and frozen dishes and dairy products	The Perdigão brand was a winner with the pork rump steak and the Batavo brand with skimmed yogurt with honey – Pense Light.	ABRAS’ (Brazilian Supermarkets’ Association Super Hiper Magazine)

Packaging - Brand Leading Cases of Packaging

Perdigão and Y&R were the highlights with the Lasagna and Perdigão Pizza products. The award is designed to highlight and enhance the best Brazilian packaging, including design and innovation, marketing results, practicality and environmental impact.

EmbalgemMarca magazine

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Novo Mercado

We listed on BM&F Bovespa’s Novo Mercado (New Market) on April 12 2006 at the same time adhering to the Market’s Arbitration Chamber in accordance with the arbitration clause in the Bylaws and the market’s regulations.

Meetings

Although its capital is of a dispersed nature, the Company’s meetings are customarily held with a quorum in excess of 70%. In addition to a direct approach to investors for encouraging their participation in meetings, we delivers a reference manual covering: (i) a letter from management, signed by the Chairman, CEO and the Finance and Investor Relations Officer, explaining the reasons for the meeting and the importance of investor participation; (ii) guidance as to how to take part in General Shareholders’ Meetings; (iii) the channel for clarifying doubts and procedures in the IR area; (iv) a model power of attorney and proxy statement; (v) a list of Company appointees to act as attorney-in-fact or lawyers to represent investors in voting resolutions; (vi) the possibility of investor justification in the event of a vote against a resolution so that management can be made aware of the reasons for this action.

Code of ethics

We are convinced that to achieve its objectives, it must act correctly and transparently with its employees, shareholders, customers, clients, suppliers, service providers, government and society as a whole, as well as exercising its social function in a responsible manner.

The Company is committed to its employees’ quality of life and professional development, to the excellence of its products and services and to the effective participation in the communities where it has its operations.

These principles are enshrined in the Code of Ethics and Conduct, in force since January 1996, establishing values and guidelines as a basis for the decisions and attitudes of employees in the exercising of their responsibilities as well as a yardstick for the relationship with customers, suppliers, service providers and other stakeholders. The fundamental values which govern our’s decisions and attitudes are based on dignity, freedom, integrity, loyalty and justice.

Non-compliance with the guidelines described in the Code renders the offending party/parties liable to penalties prescribed in law, and possibly rescission of the labor or commercial contract. The Company maintains channels through which management may be notified of infringements of ethical principles.

Information is communicated to either the Chief Executive Officer or the Audit Department through widely disclosed channels.

Management

During the year, a new management model was adopted and organized on the basis of Business Units to prepare the Company for the transition period implicit in the succession process.

At the same time, the Company’s executive officers were allocated to various posts and functions on a job rotation basis enabling them to obtain a better all-round view of operations.

This phase now concluded, Perdigão believes it has laid the foundations for further growth.

Board of Directors

Our Board of Directors is made up of eleven members with a two-year term of office, the majority of seats being held by independent directors. The Board adopts a strategic function by defining the business and investment plan, providing direction to corporate projects and deciding and evaluating the Company’s performance and that of its officers.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Fiscal Council / Audit Committee

The Council is made up of three independent members, one of them with the position of financial expert. The Fiscal Council meets on a regular monthly basis and when necessary, takes decisions jointly with the Board of Directors.

Board of Executive Officers

Perdigão’s executive board is made up of 8 members, elected by the Board of Directors with two-year terms of office, reelection being permitted.

BOARD OF DIRECTORS ADVISORY COMMITTEES

Under the terms of our Bylaws, the Board of Directors may for advisory purposes constitute technical and consultative committees of a non-deliberative nature, to undertake specific tasks or generic activities in the Company’s interests.

Currently there are three advisory committees to the Board of Directors (governance and ethics, strategy and finance and compensation and executive development).

We also have an audit committee and a disclosure and internal controls committee(Sarbanes Oxley)  made up of members drawn from the Board of Directors and the Board of Executive Officers as well as market professionals, as described below.

Governance and Ethics Committee

When so requested by the Board of Directors, this committee issues analyses and opines on  matters with respect to the practices of the  Company’s corporate governance, the code of ethics, policy for disclosure of information and share trading, the management system and institutional and the Company’s socio-environmental and institutional responsibility policies and activities. At the request of the Board of Directors, the committee may also accompany work executed by the Audit Committee and the Disclosure and Internal Controls - Sarbanes Oxley committee in compliance with SEC — Securities and Exchange Commission legislation.

Strategy and Finance Committee

This committee issues analyses and opinions requested by the Board of Directors on matters relating to the guidelines and strategic plan; annual investment and divestment budgets, on new businesses, mergers, spin-offs and acquisitions; corporate and financial risk; financial and accounting internal control systems of the Company; remuneration of the investors and the adequate capital structure of the Company.

Compensation and Executive Development Committee

This committee issues analyses and opinions when requested by the Board of Directors on matters related to the general  human resource problems, levels of compensation and guidelines for evaluating performance of Senior Management.

Senior Advisory Board

The Advisory Board is made up of the following members: João Rozário da Silva, Wang Wei Chang and Ricardo Robert Menezes.

DESCRIPTION OF SHARE CAPITAL

Set forth below is a summary of the material terms of provisions of our common shares, including related provisions of our by-laws, Brazilian Corporation Law and the rules and regulations of the CVM regarding management, reporting and disclosure requirements, and other corporate matters. This description does not purport to be complete and is qualified by reference to our by-laws, Brazilian Corporation Law, the rules and regulations of the CVM and the rules of the Novo Mercado.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

General

We are currently a publicly held corporation (sociedade por ações de capital aberto) incorporated under the laws of Brazil. Our headquarters currently are located in the city of São Paulo, State of São Paulo. We are duly registered with Junta Comercial do Estado de São Paulo under the number NIRE 35.300.149.947 and with the CVM under No. 01629-2.

As from April 12 2006, our shares have been listed on the New Market (Novo Mercado) following the signing of the so-called New Market Participation Agreement with BM&FBOVESPA. With this, we now meet the highest standards of corporate governance and disclosure of market information.

Since December 2007, the date of our most recent share issue prospectus, our Board of Directors approved three increases (detailed below) in our capital stock within the limit of authorized capital as a result of (i) a subscription of shares issued in the form of a public distribution of shares in December 2007, and (ii) the incorporation of Eleva’s shares.

Following the subscription of shares in the form of a public distribution on December 18 2009 as already mentioned, approval was given for a capital increase of R$900,000,000.00 from R$1,600,000,000.00 to R$2,500,000,000.00.

On January 14 2008, again as part of the public share distribution mentioned above and following the partial exercising by Credit Suisse (Brasil) S.A. of a greenshoe facility of the same share issue, as approved at the time, approval was given for a further increase of capital stock of R$33,489,000.00 from R$2,500,000,000.00 to R$2,533,489,000.00.

With the incorporation of Eleva’s shares, on February 21 2008 the Board approved the most recent increase in capital since the issue of our recent public share distribution prospectus in December 2007. This increase was worth R$911,553,795.00, our capital stock thus increasing from R$2,533,489,000.00 to R$3,445,042,795.00.

On July 8 2009, our shareholders approved an issuer of 37,637,557 new common shares at a price of R$39.40. As a result Perdigão’s, capital stock increased from R$ 3.4 billion to R$ 4.9 billion.

Pursuant to our Bylaws, the Company is authorized to increase capital stock, irrespective of statutory amendment, up to the limit of 500,000,000 common shares, by resolution of the Board of Directors, upon which it is incumbent to establish the conditions for issue, including price and period for paying in. Any increase in capital stock which exceeds the authorized capital limit must be approved by our general shareholders meeting. The issue of preferred shares is not permitted under our New Market Participation Agreement with BM&FBOVESPA.

We hold 430,485 common shares as treasury stock at present.

Corporate purpose

Article 3 of our by-laws provides that our corporate purpose consists of:

•                  the processing and sale of foods in general, principally those derived from animal protein and those that use a refrigerated supply chain for distribution;

•                  the processing and sale of animal feed and nutrients for animals;

•                  the provision of food services in general;]

•                  the processing, refinement and sale of vegetable oils;

•                  the exploration, conservation, storage and sale of grains, their derivatives and by products;

•                  reforestation activities and other activities involving the extraction, processing and sale of wood;

•                  the wholesale and resale of consumer and manufactured goods, including the sale of equipment and vehicles used in logistical activities;

•                  the export and import of manufactured and consumer goods;

•                  participation in other companies, which may increase our ability to attain our other purposes; and

•                  participating in projects that are necessary for the operation of the business of our company.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Rights of common shares

At our shareholders’ meetings, each share of common stock is generally entitled to one vote. Pursuant to our by-laws and our Novo Mercado listing agreement, we may not issue shares without voting rights or with restricted voting rights. In addition, our by-laws and the Brazilian Corporation Law provide that holders of our shares are entitled to dividends or other distributions made in respect of our shares ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. In addition, upon our liquidation, holders of our shares are entitled to share our remaining assets, after payment of all of our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our shares are not obligated to subscribe to future capital increases and are generally entitled to preemptive rights to subscribe for new shares as provided by the Brazilian Corporation Law. See “—Preemptive Rights”.

According to the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•                  the right to participate in the distribution of profits;

•                  the right to participate equally and ratably in any remaining residual assets in the event of our liquidation;

•                  preemptive rights in the event of issuance of shares, convertible debentures or warrants, except in certain specific circumstances under Brazilian law described under ‘‘—Preemptive rights”;

•                  the right to monitor our management in accordance with the provisions of the Brazilian Corporation Law; and

•                  the right to withdraw from our company in the cases specified in the Brazilian Corporation Law, which are described under “—Withdrawal Rights”.

Meeting of Shareholders

Under the Brazilian Corporation Law, our shareholders are generally empowered at our shareholders’ meetings to take any action relating to our corporate purposes and to pass resolutions that they deem necessary to our interests and development at duly called and convened general meetings. Shareholders at our annual shareholders’ meeting, which is required to be held within 120 days of the end of our fiscal year, have the exclusive right to approve our audited financial statements and to determine the allocation of our net profits and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant shareholders’ meeting. The election of our directors typically takes place at the annual shareholders’ meeting, although under Brazilian law it may also occur at an extraordinary shareholders’ meeting. Members of the fiscal council (conselho fiscal), if the requisite number of shareholders requests its establishment, may be elected at any shareholders’ meeting.

An extraordinary shareholders’ meeting may be held concurrently with the annual shareholders’ meeting and at other times during the year. Under our by-laws and the Brazilian Corporation Law, the following actions, among others, may be taken only at a shareholders’ meeting:

•                  amendment of our by-laws;

•                  election and dismissal, at any time, of the members of our board of directors and fiscal council and approval of their aggregate compensation;

•                  approval of management accounts and our audited financial statements;

•                  granting stock awards and approval of stock splits or reverse stock splits;

•                  approval of stock option plans for our management and employees, as well as stock option plans for companies directly or indirectly controlled by us;

•                  authorization of the issuance of debentures, except as established in paragraph 1 of Article 59 of the Brazilian Corporation Law;

•                  suspension of the rights of a shareholder;

•                  approval, in accordance with the proposal submitted by our board of directors, of the distribution of our profits and payment of dividends;

•                  acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for issuance of shares of our share capital;

•                  approval of our transformation, merger, consolidation, spin-off or any dissolution or liquidation, and the appointment and dismissal of a liquidator and review of the reports prepared by the liquidator and by the fiscal council acting during our liquidation;

•                  election of the liquidator, as well as the members of our fiscal council, which shall be installed in the event of our liquidation if it does not already exist at the time;

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                  authorization to delist from the Novo Mercado and to become a private company, as well as to retain a specialized firm to prepare a valuation report with respect to the value of our shares in such circumstances; and

•                  authorization to petition for bankruptcy or file a request for judicial or extra-judicial restructuring.

Quorum

As a general rule, the Brazilian Corporation Law provides that the quorum for our shareholders’ meetings consists of shareholders representing at least 25% of our issued and outstanding shares on the first call and, if that quorum is not reached, any percentage on the second call. If the shareholders are convened to amend our by-laws, a quorum at a shareholders’ meeting consists of shareholders representing at least two-thirds of our issued and outstanding share capital entitled to vote on the first call and any percentage on the second call. In most cases, the affirmative vote of shareholders representing at least the majority of our issued and outstanding shares present in person or represented by proxy at a shareholders’ meeting is required to ratify any proposed action, and blank votes are not counted as shares present in person or represented by proxy. However, the affirmative vote of shareholders representing not less than one-half of our issued and outstanding shares is required to, among other measures:

•                  reduce the percentage of mandatory dividends;

•                  change our corporate purpose;

•                  consolidate with or merge our company into another company;

•                  spin off assets of our company;

•                  approve our participation in a centralized group of companies;

•                  apply for cancellation of any voluntary liquidation;

•                  approve our dissolution; and

•                  approve the merger of all of our shares into another Brazilian company.

A quorum smaller than the quorum established by the Brazilian Corporation Law may be authorized by the CVM for a public company with widely traded and held shares that has had at least half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Elimination of or amendment to limit shareholders’ rights under Article 37 of our by-laws, which requires any shareholder who becomes the holder of 20% or more of our total capital stock to effect a public tender offer for all of our outstanding stock, is permitted only when approved by the majority of shareholders present at the shareholders’ meeting. The shareholders who approve such elimination or amendment must launch a public tender offer in accordance with the rules established by Article 37 of our by-laws.

Notice of our shareholders’ meetings

Under the Brazilian Corporation Law, notice of each of our shareholders’ meetings must be published at least three times in the Diário Oficial de São Paulo, the official newspaper of the state of São Paulo, and in another widely circulated newspaper in the same state, which is currently a newspaper specializing in business matters called Valor Econômico. Such notice must contain the agenda for the meeting and, in the case of an amendment to our by-laws, a summary of the proposed amendment. The first notice must be published at least 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on second call. However, pursuant to our by-laws, the shareholders’ meeting to approve our delisting from the Novo Mercado or a going private transaction must be called not less than 30 days prior to the meeting. In certain other circumstances, the CVM may require that the first notice be published not later than 30 days prior to the meeting. In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of an extraordinary shareholders’ meeting so that the CVM can become familiar with and analyze the proposals to be submitted at the meeting and, if applicable, inform the company, up to the end of the suspension period, the reasons why it believes that a proposed resolution violates legal or regulatory provisions.

Location of our shareholders’ meetings

Our shareholders’ meetings take place at our head offices in the City of Itajaí, State of Santa Catarina. The Brazilian Corporation Law allows our shareholders to hold meetings in another location in the event of force majeure, provided that the meetings are held in the City of Itajaí and the relevant notice includes a clear indication of the place where the meeting will occur.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Who may call our shareholders’ meetings

Our board of directors may call shareholders’ meetings. Shareholders’ meetings also may be called by:

•                  any shareholder, if our board of directors fails to call a shareholders’ meeting within 60 days after the date it is required to do so under applicable law and our by-laws;

•                  shareholders holding at least 5% of our shares, if our board of directors fails to call a meeting within eight days after receipt of a request to call the meeting by those shareholders indicating the reasons for calling such a meeting and the proposed agenda;

•                  shareholders holding at least 5% of our shares if our board of directors fails to call a meeting within eight days after receipt of a request to call a meeting to approve the creation of a fiscal council;

•                  our fiscal council, if the board of directors fails to call an annual shareholders’ meeting within one month after the date it is required to do so under applicable law and our by-laws. The fiscal council may also call an extraordinary general shareholders’ meeting if it believes that there are important or urgent matters to be addressed; and

•                  the chairman of our board of directors, within two days of a determination by the São Paulo Stock Exchange that the prices of our common shares must be quoted separately from other Novo Mercado securities or following the suspension of trading of our shares on the Novo Mercado, in each case, due to our non-compliance with the Novo Mercado regulations. All members of our board of directors must be replaced at such shareholders’ meeting. If the chairman of the board of directors fails to call such shareholders’ meeting within the prescribed time limit, any shareholder of our company may do so.

The Chairman of the Board of Directors shall convene a general shareholders’ meeting for replacing the entire Board of Directors within two days from determining the following events i) that there occurs the exercising of controlling powers on a widely held basis and ii) BM&FBOVESPA decides that the prices of the securities of our Company should be disclosed separately or that trading in our securities on the New Market should be suspended due to non-compliance with undertakings in the New Market Listing Regulations. Should this general shareholders’ meeting not be convened within the stipulated period by the Chairman of the Board of Directors, such a meeting may be convened by any shareholder of our Company.

Conditions of admission

Our shareholders may be represented at a shareholders’ meeting by a proxy appointed less than a year before the meeting, which proxy must be either a shareholder, a corporate officer, a lawyer or, in the case of a publicly traded company, such as our company, a financial institution. An investment fund shareholder must be represented by its investment fund officer or a proxy.

Pursuant to our by-laws, shareholders attending a shareholders’ meeting must deliver, at least five days prior to the shareholders’ meeting, proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and, if necessary, a receipt issued by the custodian agent, a power of attorney (if the shareholder is represented by a third party) and/or an extract evidencing the holding of registered shares.

Shareholders who do not submit proof of their status as shareholders or who cannot provide the power of attorney (if the shareholder is represented by a third party) within at least five days prior to the shareholders’ meeting may be prevented from attending a shareholders’ meeting, to the extent there is no legal restriction of this provision of our by-laws. Any disputes relating to this provision of our by-laws may be submitted to arbitration conducted in accordance with the Novo Mercado rules.

Board of Directors

According to our by-laws, our board of directors consists of up to eight members (one of whom has not yet been named) and an equal number of alternates. The members of our board of directors are elected at the annual shareholders’ meeting for a period of two years and may be reelected. The Brazilian Corporation Law requires each director to hold at least one of our shares. At least 20% of the directors must be independent (as defined in the Novo Mercado regulations). There is no mandatory retirement age for our directors.

Under the Novo Mercado rules, the members of our board of directors must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado rules and Arbitration Regulations of the Arbitration Chamber.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Pursuant to our by-laws, a shareholder who intends to nominate one or more members of our board of directors, other than the current members of the board of directors, must notify us in writing at least five days prior to the shareholders’ meeting at which the members of the board of directors will be elected, providing us with the name and resume of the candidate. In case we receive such a notification, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange and (2) through a press release to our shareholders, within not less than three days after receipt of such notification, considering only the days the newspapers generally used by us are published.

Pursuant to our by-laws, shareholders who fail to provide notice of their intention of appointing members to our board of directors may be deprived from appointing these members at the shareholders’ meeting. We believe that this provision is valid and enforceable as it provides other shareholders with the opportunity to learn about the candidates and prepare themselves and, if they so desire, to attend and vote at the respective shareholders meeting. In case of any dispute arising from efforts to appoint members that were not previously notified under the terms required by our by-laws, such dispute may be submitted to arbitration in accordance with the rules of Novo Mercado.

The Brazilian Corporation Law sets forth that a multiple vote system must be made available upon request of shareholders representing at least 10% of our voting share capital. The multiple vote system entitles each shareholder to as many votes as there are members of the board of directors for each share it holds. Further, shareholders have the right to allocate their votes to one candidate or several. Under CVM Instruction 282, the minimum percentage of voting capital required for the adoption of the multiple vote system by a publicly held company may be reduced based on its share capital, varying from 5% to 10%. In our case, considering the amount of our share capital, shareholders representing 5% of the voting capital may request the adoption of the multiple vote system to elect the members of our board of directors. If there is no request for the adoption of the multiple vote system, directors are elected by a majority of the shareholders of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ meeting, except that any minority shareholders that, individually or collectively, hold at least 10% of the common shares have the right to select one director and his or her alternate. The members of our board of directors are elected at our annual shareholders’ meetings for two-year terms.

Under our by-laws, if multiple voting is not requested, the members of our board of directors may decide, by a majority of the members present, to propose a complete list of candidates to replace vacancies. In the event multiple voting is requested, each candidate from the list proposed by the board of directors will be considered one candidate for the board of directors.

Pursuant to our by-laws, if a shareholder requests the adoption of the multiple vote system, as provided by paragraph 1 of Section 141 of the Brazilian Corporation Law, we must disclose our receipt and the contents of such notification (1) immediately in electronic form to the CVM and the São Paulo Stock Exchange, and (2) through a press release to our shareholders, within not more than two days after receipt of such notification, considering only the days the newspapers generally used by us are published.

Fiscal Council

Under the Brazilian Corporation Law, the fiscal council is an outside auditing body independent of the company’s management. Its main responsibility is to inspect the actions of the management and audit our financial statements, reporting its observations to the shareholders.

We have a permanent fiscal council composed of three members and an equal number of alternates. Under the Novo Mercado rules, the members of the fiscal council must, prior to taking office, sign a compliance statement subscribing to the Novo Mercado Listing Regulations and Arbitration Regulations of the Arbitration Chamber.

Members of the fiscal council may not be members of the board of directors, officers or an employee of a controlled company or a company from the same group, nor may they be the spouse or relative of any of our officers. The Brazilian Corporation Law also requires that members of the fiscal council receive remuneration, at a minimum, in the amount of 10% of the average remuneration paid to directors, excluding other benefits. At least one of the members of our fiscal council must have a background in accounting, auditing and finance, which qualifies him or her as a financial expert. According to our by-laws, a member of the fiscal council shall not act as a member of more than two other corporate bodies, such as the board of directors, fiscal council or audit committee.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Transactions in Which Directors and Officers Have a Conflict of Interest

Our by-laws contain a specific provision limiting the right of a director to vote on a proposal, arrangement or contract in which the director has an interest that conflicts with our interests. In addition, the Brazilian Corporation Law prohibits a director or officer from:

•                  performing any charitable act at our expense, except for such reasonable charitable acts for the benefit of employees or of the community in which we participate, upon approval by the board of directors or the executive officers;

•                  by virtue of the director’s or officer’s position, receiving any type of direct or indirect personal advantage from third parties without authorization in our by-laws or from a shareholders’ meeting;

•                  borrowing money or property from us or using our property, services or credits for the director’s or officer’s own benefit, for the benefit of a company in which the director or officer has an interest or of a third party, without the prior approval at a shareholders’ meeting or of our board of directors;

•                  taking part in any corporate transaction in which the director or officer has an interest that conflicts with our interests, or in the decisions made by other directors or officers on the matter;

•                  using, for its own benefit or for the benefit of third parties, commercial opportunities made known to it as a result of its participation in our management;

•                  failing to exercise or protect our rights or, for the purposes of obtaining benefits for itself or third parties, failing to take advantage of business opportunities for us; and

•                  purchasing, for resale, assets or rights known to be of interest to us or necessary for our activities.

Allocation of Net Income and Distribution of Dividends

At each annual shareholders’ meeting, our board of executive officers and our board of directors are required to recommend how to allocate our net profits, if any, from the preceding fiscal year. This allocation is subject to deliberation by our shareholders.

The Brazilian Corporation Law defines “net profits” for any fiscal year as net profits after income and social contribution taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ and management’s participation in our net profits in such fiscal year. Our board of directors’ and board of executive officers’ participation in our net profits, when allocated, can be in an amount approved at the shareholders’ meeting up to 10% of our net profits in such fiscal year.

Our by-laws provide that an amount equal to 25% of our net profits, if any, as reduced by amounts allocated to our legal reserves and contingency reserves, and increased by any reversals of our contingency reserves, if any, must be allocated for dividend distributions or payment of interest on shareholders’ equity in any particular year. This dividend is limited to the realized portion of our net profits, which amount is the minimum mandatory dividend. The calculation of our net profits, allocations to reserves and distributable amounts are determined on the basis of our unconsolidated financial statements prepared in accordance with the Brazilian Corporation Law.

Profit Reserve Accounts

The financial statements of corporations incorporated under Brazilian law include two principal reserve accounts: profit reserves and capital reserves. Except for the legal reserve, allocations to any reserve are subject to the approval of our shareholders at our annual shareholders’ meetings.

Profit Reserves. Under the Brazilian Corporation Law, our profit reserves account is comprised of the legal reserve, unrealized profits reserve, contingency reserve, by-law reserves and retained earnings reserve. Allocations to each of these reserves (other than the legal reserve) are subject to approval by our shareholders at our annual shareholders’ meeting.

Legal Reserve. Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount in the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

reserve, when added to our established capital reserves, exceeds 30% of our total capital. The amounts to be allocated to such reserve must be approved by our shareholders at a shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but are not available for distribution. At March 31, 2009, we had a legal reserve of R$66.2 million.

Unrealized Profit Reserve. Under the Brazilian Corporation Law, the amount by which the distributable amount exceeds realized net profits in a given fiscal year may be allocated to unrealized profits reserves. The Brazilian Corporation Law defines realized net profits as the amount by which our net profits exceed the sum of (1) the portion of our net income, if any, attributable to earnings and losses of our subsidiaries and affiliates accounted for using the equity method of accounting and (2) the profits, gains or returns that will be received by our company after the end of the next fiscal year. The profits allocated to the unrealized profits reserves must be added to the next mandatory minimum dividend distribution after those profits have been realized, if they have not been used to absorb losses in subsequent periods. At March 31, 2009, we did not have an unrealized profits reserve.

Contingency Reserve. Under the Brazilian Corporation Law, a percentage of our net profits may be allocated to a contingency reserve for estimable losses that are considered probable in future years. Any amount so allocated in a prior year must either be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or be offset in the event that the anticipated loss occurs. At December 31, 2008, we did not have a contingency reserve.

By-Law Reserves. Under the Brazilian Corporation Law, any corporation may provide in its by-laws for additional reserves, provided that the maximum amount that may be allocated, the purpose and allocation criteria of the reserve are specified. Our by-laws provide for two by-law reserves:

•                  Reserves for increases in capital. 20% of our adjusted net profits for each fiscal year must be allocated to our reserves for increases in capital until the aggregate amount in such reserve equals 20% of our share capital. At March 31, 2009, we had reserves for increases in capital of R$160.3 million.

•                  Expansion reserves. Under our by-laws, shareholders may decide at a meeting to retain a portion of net profits to allocate to an expansion reserve, up to a limit of 80% of our share capital. This reserve is intended to minimize the effects of a decrease in our working capital. At March 31, 2009, we had an expansion reserve of R$505.1 million.

Retained Earnings Reserves. Under the Brazilian Corporation Law, our shareholders may decide at a general shareholders’ meeting to retain a portion of our net profits that is provided for in a capital expenditure budget. At March 31, 2009, we did not have a retained earnings reserve.

Capital Reserves. Under the Brazilian Corporation Law, the capital reserve consists of the share premium from the issuance of shares, goodwill reserves from mergers, sales of founders’ shares, sales of subscription warrants, premium from the issuance of debentures, tax and fiscal incentives and gifts. Amounts allocated to our capital reserve are not taken into consideration for purposes of determining the mandatory minimum dividends. We are not allowed to issue founders’ shares. In addition, the remaining balance in the capital reserve may only be used to increase share capital, to absorb losses that surpass accumulated profits and the profit reserves or to redeem, reimburse or purchase shares. At March 31, 2009, we did not have a capital reserve.

Payment of Dividends and Interest on Shareholders’ Equity

The by-laws of a Brazilian company must specify a minimum percentage of profit available for distribution, which must be paid to shareholders as mandatory dividends or as interest on shareholders’ equity.

Consistent with the Brazilian Corporation Law, our by-laws provide that an amount equal to 25% of our net profits, must be allocated for dividend distributions or payment of interest on shareholders’ equity in a particular year.

While we are required under the Brazilian Corporation Law to pay a mandatory dividend each year, we may suspend the mandatory dividends if our administrative bodies report to our annual shareholders’ meeting that the distribution is incompatible with our financial condition. Our fiscal council, if in operation, must review any suspension of mandatory dividends recommended by our management. In such case, our management would be required to submit a report to the CVM setting forth the reasons for any suspension of dividends. Profits not distributed by virtue of such a suspension are

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

allocated to a special reserve and, if not absorbed by any subsequent losses, are required to be distributed as dividends as soon as our financial condition permits their distribution.

By decision of our board of directors, the mandatory dividends may be made in the form of interest on shareholders’ equity, which is deductible when calculating our income tax and social contribution.

Dividends

We are required by the Brazilian Corporation Law and our by-laws to hold an annual shareholders’ meeting no later than the fourth month following the end of each fiscal year at which, among other things, the shareholders must vote to declare an annual dividend. The annual dividend is calculated based on our audited financial statements prepared for the immediately preceding fiscal year.

Any holder of shares on the date the dividend is declared is entitled to receive the dividend. Under the Brazilian Corporation Law, dividends are generally required to be paid within 60 days of the declaration date, unless the shareholders’ resolution establishes another date of payment, which, in any case, must occur before the end of the fiscal year in which the dividend is declared.

Our by-laws do not require that we index the amount of any dividend payment to inflation.

Our board of directors may declare interim dividends or interest on shareholders’ equity based on realized profits reflected in semiannual financial statements. The board of directors may also declare dividends based on financial statements prepared for shorter periods, but they cannot exceed the amount of capital reserves. Any payment of interim dividends may be set off against the amount of mandatory dividends relating to the net profits earned in the year in which the interim dividends were paid.

Interest on Shareholders’ Equity

Brazilian companies are permitted to pay interest on shareholders’ equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax and social contribution tax. The amount of the deduction is limited to the greater of: (1) 50% of our net profits (after deduction of social contribution and before payment of any interest or any deduction for income taxes) relating to the period to which the payment is made; and (2) 50% of our accumulated profits. The payment of interest on shareholders’ equity is an alternative to the payment of mandatory dividends. The rate applied in calculating interest on shareholders’ equity cannot exceed the TJLP rate for the applicable period. The amount distributed to our shareholders as interest on shareholders’ equity, net of any income tax, may be included as part of the mandatory dividends. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders’ equity, after payment of any applicable withholding tax plus the amount of declared dividends, is at least equivalent to the mandatory dividend amount.

Our shareholders have three years to claim dividend distributions made with respect to their shares, from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders at a shareholders’ meeting have withdrawal rights. Under the Brazilian Corporation Law, a shareholder’s withdrawal rights may be exercised in the following circumstances, among others:

•                  spin-off (as described below);

•                  reduction in our mandatory dividends;

•                  change in our corporate purpose;

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                  consolidation with or merger into another company;

•                  participation in a group of companies (as defined in the Brazilian Corporation Law); or

•                  the acquisition by our company of the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law.

However, under the Brazilian Corporation Law, a spin-off will not trigger withdrawal rights unless, as a result:

•                  there is a change in our corporate purpose, except to the extent that the principal business purpose of the entity to which the spun-off assets and liabilities were transferred is consistent with our business purpose;

•                  there is a reduction in our mandatory dividend; or

•                  we are made part of a centralized group of companies, as defined in the Brazilian Corporation Law.

In cases where we: (1) merge into or consolidate with another company; (2) participate in a group of companies (as defined in the Brazilian Corporation Law); (3) participate in a merger of shares; or (4) acquire the control of any company if the acquisition price exceeds the limits established in the second paragraph of Article 256 of the Brazilian Corporation Law, Our shareholders will not be given withdrawal rights if our shares: (1) are “liquid,” which means that they are part of the São Paulo Stock Exchange Index or another traded stock exchange index, as defined by the CVM, and (2) are widely held, such that our controlling shareholders and their affiliates jointly hold less than 50% of the type or class of shares that are being withdrawn.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ meeting. We are entitled to reconsider any action giving rise to withdrawal rights for ten days after the expiration of this period if we determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Any shareholder who exercises withdrawal rights is entitled to receive book value for its shares, based on our most recent audited balance sheet approved by our shareholders. However, if the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent balance sheet, a shareholder may request that its shares be valued in accordance with a new balance sheet dated no more than 60 days prior to the date of the resolution. In such case, we are obligated to pay 80% of the refund value of the shares based on the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution at the shareholders’ meeting that gave rise to withdrawal rights based on the new balance sheet.

Redemption

Under the Brazilian Corporation Law, we may redeem our shares by a decision taken in an extraordinary shareholders’ meeting by shareholders representing at least 50% of our share capital.

Preemptive Rights

Except as described below, each of our shareholders has a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to its shareholding at such time, but the conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of the exercise of options are not subject to preemptive rights.

A period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures or warrants is allowed for the exercise of the preemptive right, and the right may be transferred or disposed of for value. Under the terms of Article 172 of the Brazilian Corporation Law and our by-laws, our board of directors may reduce or exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into our shares and warrants up to the limit of our authorized stock capital if the distribution of those securities is effected through a stock exchange, through a public offering or through an exchange offer for shares in a public offering the purpose of which is to acquire control of another company. In accordance with the Brazilian Corporation Law and our by-laws, preemptive rights are not being extended to shareholders in connection with the global offering. However, a

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

priority right is being extended to our shareholders in connection with this global offering in accordance with CVM Instruction No. 400 of December 29, 2003, as amended.

Anti-Takeover Effects of Certain Provisions of our By-Laws

Our by-laws contain provisions that have the effect of avoiding concentration of our shares in the hands of a small group of investors, in order to promote more widespread ownership of our shares.

These provisions require each shareholder who becomes the holder of 20% or more of our total share capital to, within 30 days from the date of such acquisition, commence a public tender offer to buy all of our outstanding shares in accordance with the CVM and the São Paulo Stock Exchange regulations and our by-laws. These provisions are triggered by the acquisition of beneficial ownership as well as record ownership of our shares. These provisions are not applicable to shareholders who become holders of 20% or more of our shares as a result of (1) legal succession, provided that the shareholder sells any shares in excess of the 20% limit within 60 days of the event, (2) the merger of another company into us, (3) the merger of shares of another company by us and (4) the acquisition of 20% or more of our shares through a primary offering that has been approved at a shareholders’ meeting duly called by our board of directors, provided that the share issue price has been set based on the economic value of the shares, as determined by a valuation report prepared by a specialized and independent firm.

Involuntary capital increases resulting from cancellation of treasury shares or capital reductions with cancellation of shares will not be considered in the calculation of the 20% of total shares issued by us.

The public tender offer must be (1) directed to all our shareholders, (2) made through an auction to take place at the São Paulo Stock Exchange, (3) launched at a fixed price in accordance with the procedure set forth below and (4) paid upfront in Brazilian currency. The price per share in the public tender offer shall be equivalent to at least the greatest of: (a) the economic value of our company, determined pursuant to Article 37 of our by-laws; (b) 135% of the issue price of the shares issued in any capital increase through a public offering that takes place within the preceding 24-month period; and (c) 135% of the market price of our shares within the preceding 30-day period.

In the event CVM regulations applicable to the public tender offer require the adoption of a share price calculation criterion that results in a higher share price, the price set in accordance with the CVM regulations will prevail.

The realization of the public tender offer does not exclude the right of another of our shareholders or of our company to launch a competing public tender offer in accordance with applicable regulations.

All shareholders who vote in favor of an amendment to the provisions of our by-laws that results in the limitation of this public tender offer obligation or the elimination of this mechanism are obligated to launch a public tender offer based on the existing rules.

Restriction on Certain Transactions by Controlling Shareholders, Directors and Officers

We are subject to the rules of CVM Instruction 358, of January 3, 2002, relating to the trading of our securities. We, the members of our board of directors, executive officers and members of our fiscal council and members of any technical or advisory body, any current or future controlling shareholders or whomever, by virtue of its title, duty or position with us, or with any such controlling shareholder, controlled company or affiliates, has knowledge of a material fact, and any other person who has knowledge of material information and knows it has not been disclosed to the market (including auditors, analysts, underwriters and advisers), are considered insiders and must abstain from trading our securities, including derivatives based on our securities, prior to the disclosure of such material information to the market.

Such restriction also applies:

•                  to any of our former officers, directors or members of the fiscal council for a six-month period, if any such officer, director or member of the fiscal council left office prior to disclosure of material information that occurred while in office;

•                  if we intend to merge or combine with another company, consolidate, spin off part or all of our assets or reorganize, until such information is disclosed to the market;

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                  to us, if an agreement for the transfer of our control has been executed, or if an option or mandate to such effect has been granted, until such information is disclosed to the market;

•                  during the 15-day period before the disclosure of our quarterly and annual financial statements required by the CVM; or

•                  to the controlling shareholders, our officers, and members of our board of directors, whenever we, or any of our controlling companies, affiliates or companies under common control, are in the process of purchasing or selling shares issued by us.

Restrictions on Certain Activities

Our by-laws prohibit us from granting financing or guarantees to third parties in transactions outside the ordinary course of our business.

Arbitration

In accordance with our by-laws, we, our shareholders, directors and members of our fiscal council agree to resolve through arbitration any disputes or controversies that may arise between us relating to or derived from, in particular, the application, validity, enforceability, interpretation or breach (and its effects) of the Novo Mercado listing agreement, Novo Mercado rules, our by-laws, the shareholders’ agreements filed at our headquarters, the Brazilian Corporation Law, the rules published by the CMN, the Central Bank, the CVM, the other rules applicable to the Brazilian capital markets in general or the rules of the Market Arbitration Chamber of the São Paulo Stock Exchange itself, in each case in accordance with the rules of the Market Arbitration Chamber. According to Chapter 12 of these Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

Going Private Process

We may become a private company by decision of any controlling shareholder or group of controlling shareholders only if we or such controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of the Brazilian Corporation Law and CVM regulations. The minimum price offered for the shares in the public tender offer must correspond to the economic value of such shares, as determined by an appraisal report issued by a specialized firm.

The appraisal report must be prepared by a specialized and independent firm of recognized experience chosen by shareholders representing the majority of the outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder, its partner and any dependents included in the income tax statement (should the controlling shareholder be an individual), treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the appraisal report must be paid for by the controlling shareholder that wishes to take the company private.

Shareholders holding at least 10% of our outstanding shares (as adjusted in the manner described in the prior paragraph) may require our management to call an extraordinary shareholders’ meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public tender offer and must be justified. The shareholders who make such request, as well as those who vote in its favor, must reimburse us for any costs involved in preparing the new valuation if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the public tender offer must be made at the higher price or cancelled, and this decision must be announced to the market in accordance with Brazilian law.

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total share capital or by a shareholder who is not a member of a group of shareholders (as defined in our by-laws), we must conduct the public tender offer, within the limits imposed by law. In this case, subject to applicable regulation, we may only purchase shares from shareholders who have voted in favor of our becoming a private company after

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

purchasing all shares from the other shareholders who voted against going private and who have accepted the public tender offer.

Delisting from the Novo Mercado

At any time, we may delist our shares from the Novo Mercado, provided that shareholders representing the majority of our shares approve the action and that we give at least 30 days written notice to the São Paulo Stock Exchange. The deliberation must specify if the delisting will occur because the securities will no longer be traded on the Novo Mercado, or because we are going private. Our delisting from the Novo Mercado will not result in the loss of our registration as a public company on the São Paulo Stock Exchange.

If we delist from the Novo Mercado, by deliberation taken at a shareholders’ meeting, our controlling shareholder or group of controlling shareholders must conduct a public tender offer for the acquisition of our outstanding shares. The price per share shall be equivalent to the economic value of those shares as determined in a valuation report prepared by a specialized and independent company of recognized experience, which will be chosen at a shareholders’ meeting from a list of three institutions presented by our board of directors by a majority of the outstanding shares of the shareholders present at the meeting (excluding, for such purposes, the shares held by any controlling shareholder, its partner and dependents included in the income tax statement (should the controlling shareholder be an individual), treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes). All the expenses and costs incurred in connection with the preparation of the valuation report must be paid by the controlling shareholder undertaking the delisting.

If we are subject to widespread ownership, our delisting from the Novo Mercado, either for our shares to be traded outside the Novo Mercado or as a result of a corporate reorganization, the shareholders that voted in favor of such resolution must conduct a public tender offer for the acquisition of our shares in accordance with applicable regulations.

Pursuant to our by-laws, we may also be delisted if the São Paulo Stock Exchange decides to suspend trading of our shares on the Novo Mercado due to our non-compliance with the Novo Mercado regulations. In such a case, the chairman of the board of directors must call a shareholders’ meeting within two days of the determination by the São Paulo Stock Exchange in order to replace all members of our board of directors. If the chairman of the board of directors does not call the shareholders’ meeting, any shareholder may do so. The new board of directors will be responsible for compliance with the requirements that resulted in the delisting.

Additionally, if we delist from the Novo Mercado (1) as a result of our non-compliance with the Novo Mercado regulations resulting from a decision taken at our shareholders’ meeting, the public tender offer must be conducted by the shareholders who voted in favor of the decision, or (2) as a result of our non-compliance with the Novo Mercado regulations resulting from acts of our management, we must conduct the public tender offer in order to become a private company, within the limits imposed by law.

Under the Novo Mercado listing regulations, in the event of a transfer of control of our company within 12 months following our delisting from the Novo Mercado, the selling controlling shareholders and the acquirer must offer to acquire the remaining shares for the same price and terms offered to the selling controlling shareholders, adjusted for inflation.

If our shares are delisted from the Novo Mercado, we will not be permitted to have shares listed on the Novo Mercado for a period of two years after the delisting date, unless there is a change in our control after the delisting from the Novo Mercado.

Widespread Ownership

There will be widespread control over our activities if such control is exercised by: (1) shareholders that hold less than 50% of our share capital; (2) shareholders that together hold a percentage greater than 50% of our share capital, provided these shareholders have not entered into voting agreements, are not under common control and are not acting in concert; and (3) shareholders that have entered into a shareholders’ agreement which together hold less than 50% of our share capital.

As set forth in our by-laws, if there is widespread ownership of our shares, then, among other things: (1) in the event we go private, we will be responsible for undertaking a public tender offer at a price corresponding to the economic value set

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

forth in an appraisal report, provided, however, that subject to applicable regulation, we will only be able to purchase the shares owned by shareholders that voted in favor of our becoming a private company after purchasing all shares of the shareholders who voted against going private and who have accepted the public tender offer, (2) in the event we delist from the Novo Mercado as a result of a resolution of the shareholders, shareholders who voted in favor of the delisting will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report; and (3) in the event we delist from the Novo Mercado as a result of non-compliance with the obligations set forth in its rules, shareholders voting in favor of the decision which resulted in such noncompliance will be responsible for conducting the public tender offer at a price corresponding to the economic value set forth in an appraisal report, provided that if the non-compliance resulted from the actions of our management, we will be responsible for the public offering.

Change of Control

Under the rules of the Novo Mercado, the direct or indirect sale of our control, in one transaction or in a series of transactions, creates an obligation by the acquirer to complete, subject to applicable regulations, a public tender offer for the acquisition of all other outstanding shares on the same terms and conditions granted to the selling controlling shareholder.

A public tender offer is also required:

•                  when there is an assignment of share subscription rights or rights of other securities convertible into our shares that results in the transfer of our control; or

•                  in case of change of control of another company that holds control of the company. In this case, the selling controlling shareholder must inform the São Paulo Stock Exchange of the amount of the purchase price paid for control and provide the corresponding documents.

In the event we are subject to widespread ownership, the shareholder that acquires control of our company will only be obligated to conduct a public tender offer acquire our remaining shares if there is a sale of a number of shares of our share capital that entitles the acquiring shareholder, directly or indirectly, legally or in fact, effectively to control our business and orient our management. Such situations must be analyzed on a case-bycase basis. The change of control concept provided for in our by-laws and the situations in which the acquiring shareholder is required to make a public tender offer includes and may be broader than the concepts and situations provided for in the Brazilian Corporation Law and in the Novo Mercado listing regulations.

The acquirer must take all necessary measures to reconstitute the minimum 25% free float required under the Novo Mercado listing regulations within six months of the acquisition.

The controlling shareholder may not transfer the shares it holds to the purchaser of control, and we may not register the transfer of such shares, if the purchaser fails to execute the Terms of Consent to the Novo Mercado Regulations and the Rules of the Market Arbitration Chamber established by the São Paulo Stock Exchange.

Public Tender Offers

Pursuant to our by-laws, a single public tender offer may be conducted if more than one of the requirements to conduct a public tender offer as described in “—Anti-Takeover Effects of Certain Provisions of our By-Laws,” “—Going Private Process,” “—Delisting from the Novo Mercado” and “—Change of Control” is triggered at the same time, provided that (1) the procedures required for these public tender offers are compatible, (2) there is no harm to the beneficiaries of the public tender offer and (3) when required by law, CVM authorization is obtained.

In addition, under our by-laws, we or shareholders conducting a public tender offer may do so through any shareholder, third party or, as the case may be, ourselves. In this case, the original party required to conduct the public tender offer, remarks responsible for conducting the offer until it is concluded in accordance with applicable law.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Suspension of Rights of Acquiring Shareholder for Violation of Our By-Laws

In the event an acquiring shareholder violates the provisions of our by-laws regarding the need to conduct a public tender offer as a result of a change of control or of the purchase of shares representing 20% or more of our share capital, the rights of such acquiring shareholder may be suspended by a decision taken at our shareholders’ meeting. If such a violation occurs, we must hold a shareholders’ meeting and the acquiring shareholder will not be entitled to vote at such meeting.

Purchases of Our Shares by Our Company

Our by-laws entitle our board of directors to approve the acquisition of our shares. The acquisition of our shares for cancellation or maintenance in treasury may not, among other actions:

•                  result in a reduction of our share capital;

•                  require the use of resources greater than our retained earnings or reserves (other than the legal reserve, unrealized profit reserve, revaluation reserve, and special mandatory dividend reserves) recorded in our most recent balance sheet;

•                  create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission;

•                  be conducted during the course of a public tender offer of our shares; or

•                  be used to purchase shares not fully paid or held by any controlling shareholder.

The decision to purchase our own shares must be taken by the board of directors, which shall specify: (1) the purpose of the transaction; (2) the amount of shares to be purchased; (3) the period in which we will proceed with such purchases, not to exceed 365 days; (4) the amount of the free float of our shares; and (5) the financial institutions that will act as intermediaries for such purchases.

We cannot hold in treasury more than 10% of our total shares, including the shares held by our subsidiaries and affiliates.

Any acquisition of our shares by our company must be made on a stock exchange unless prior approval for the acquisition outside a stock exchange is obtained from the CVM. The purchase price of any such shares may not exceed their market price. We also may purchase our own shares for the purpose of going private. Moreover, subject to certain limitations, we may acquire or issue put or call options related to our shares.

Reporting Requirements

We are subject to the reporting requirements established by the Brazilian Corporation Law and the regulations of the CVM. Also, as a result of our listing on the Novo Mercado, we must meet the reporting requirements of the Novo Mercado.

Information Required by the CVM

Brazilian securities regulations require that a publicly held corporation must provide the CVM and the relevant stock exchanges with the following periodic information:

•                  financial statements prepared in accordance with Brazilian GAAP and related management and auditors’ reports, within three months from the end of its fiscal year or on the date in which they are published or made available to shareholders, whichever occurs first, together with the Demonstrações Financeiras Padronizadas (a report on a standard form containing financial information derived from our financial statements required to be filled out by us and filed with the CVM);

•                  notices of our annual shareholders’ meeting, on the date of its publication;

•                  a summary of the decisions taken at the annual general shareholders’ meeting, on the day the meeting is held;

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

•                  a copy of the minutes of the annual shareholders’ meeting, within ten days of its occurrence;

•                  Informações Anuais—IAN (a report on a standard form containing annual corporate, business, and selected financial information), within a month from the date of the annual general shareholders’ meeting; and

•                  Informações Trimestrais—ITR (a report on a standard form containing quarterly corporate, business and financial information), together with a special review report issued by our independent auditor, within 45 days from the end of each quarter (except for the last quarter of each year) or upon disclosure of such information to the public if it occurs within 45 days from the end of the relevant quarter.

In addition to the foregoing, we must also file with the CVM and the São Paulo Stock Exchange the following information:

•                  a notice of any extraordinary shareholders’ meeting, on the same date it is published;

•                  a summary of the decisions taken at any extraordinary shareholders’ meetings, on the following day;

•                  minutes of any extraordinary shareholders’ meeting, within ten days of the date the meeting occurred;

•                  a copy of any shareholders’ agreement on the date it is filed with us;

•                  any press release giving notice of material facts, on the same date it is published in the press;

•                  information on any filing for corporate reorganization, the reason for such filing, special financial statements prepared for obtaining a legal benefit and, if applicable, a plan for payment of holders of debentures, as well as a copy of any judicial decision granting such request, on the same date it is filed and on the date we take notice of the judicial decision, respectively; and

•                  a copy of any judicial decision granting a bankruptcy request and appointing of a bankruptcy trustee, on the date we take notice of it.

Information Required by the São Paulo Stock Exchange from Companies Listed on the Novo Mercado

As a Novo Mercado company, we must observe the following additional disclosure requirements:

•                  no later than six months following our listing on the Novo Mercado, we must disclose financial statements and consolidated financial statements at the end of each quarter (except the last quarter of each year) and at the end of each fiscal year, including a cash flow statement that must indicate, at a minimum, the changes in our cash and cash equivalents, divided into operating, finance and investment cash flows;

•                  as from the date we release our financial statements relating to the second fiscal year following our listing on the Novo Mercado we must, no later than four months after the end of the fiscal year: (1) release our annual financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, in reais or U.S. dollars, in the English language, including notes to the financial statements and including information on net profits and net worth calculated at the end of such fiscal year in accordance with Brazilian GAAP, together with a management report and the management proposal for the allocation of net profits and our independent auditors’ report; or (2) disclose, in the English language, the complete financial statements, management reports and notes to the financial statements prepared in accordance with the Brazilian Corporation Law, accompanied by an additional explanatory note reconciling the year-end results and net worth calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which must include the principal differences between the accounting principles used, as well as the independent auditors’ report; and

•                  as from the date we release our first financial statements prepared as provided above, no more than 15 days following the period established by law for the publication of quarterly financial information, we must: (1) disclose, in its entirety, our quarterly financial information translated into the English language; or (2) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors’ report.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Due to the listing of our shares on the Novo Mercado, we must disclose the following information, pursuant to the Novo Mercado regulations, with our quarterly information (Informações Trimestrais):

•                  our consolidated balance sheet, consolidated statement of income, and a discussion and analysis of our consolidated performance;

•                  any direct or indirect ownership interest exceeding 5% of our share capital, looking through to any ultimate individual beneficial owner,

•                  the number and characteristics of our shares held directly or indirectly by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council;

•                  changes in the numbers of our shares held by any controlling shareholders and members of our board of directors, board of executive officers and fiscal council in the immediately preceding 12 months;

•                  our cash flow statement and consolidated cash flow statement, together with an explanatory note thereto; and;

•                  the number of shares constituting our free float and their percentage in relation to the total number of issued shares;

•                  if we are party to an arbitration agreement for dispute resolution.

Information relating to the ownership interest exceeding five percent of our share capital, the number and characteristics of our shares directly or indirectly held by any controlling shareholders and members of the board of directors, board of executive officers and fiscal council, changes in the number of securities held by such persons within the immediately preceding 12 months, the number of free float shares and their respective percentage in relation to the total number of shares issued and disclosure of whether we are party to an arbitration agreement for dispute resolution must also be included in our annual report (Informações Anuais—IAN).

Information Regarding Any Trading Carried Out by Any Controlling Shareholders, Members of Our Board of Directors, Our Board of Executive Officers or Members of Our Fiscal Council

Pursuant to the rules of the CVM and the Novo Mercado, any controlling shareholders, officers, directors, members of the fiscal council, if active, and members of any other technical or advisory committee created by our by-laws, must disclose to us, the CVM and the São Paulo Stock Exchange information in connection with the total amount and characteristics of our securities owned, directly or indirectly, or any derivatives with reference to such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, this information must also include securities held by the spouse, companion or dependents of such persons and be included in the annual income tax statement of the controlling shareholder, officer, director or member of the fiscal council. This information must be communicated to the CVM and the São Paulo Stock Exchange by the Investor Relations Officer within ten days after the end of each month.

In addition, any controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly that holds directly or indirectly 5% or more of our shares must provide to us, the CVM and the São Paulo Stock Exchange the following information:

•                  the name and qualifications of the person acquiring the shares or other securities;

•                  the amount, price, type, and/or class, in the case of acquired shares, or characteristics, in the case of other securities;

•                  the form of acquisition (private placement, purchase through a stock exchange, among others);

•                  the reason and purpose of the acquisition; and

•                  information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

The disclosure requirement referred to above will also apply to any person or group of persons acting jointly holding participations equal to or in excess of five percent each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.

Disclosure of Material Developments

According to Law 6,385 of December 7, 1976 and subsequent amendments, and the rules published by the CVM, we must disclose any material development related to our business to the CVM and to the São Paulo Stock Exchange and must publish a notice of the material development. A development is deemed to be material if it impacts the price of our

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

securities, the decision of investors to trade in our securities or the decision of investors to exercise any rights as holders of any of our securities. Under special circumstances, we may request confidential treatment of certain material developments from the CVM when our management believes that public disclosure could result in adverse consequences to us.

Public Meeting with Analysts

Novo Mercado regulations require that our company conduct a public meeting with analysts and any other interested parties at least once a year to disclose information regarding the company’s economic and financial situation, its projects and its expectations.

Annual Calendar

Novo Mercado regulations require that companies and their management, by the end of January of each year, disclose an annual calendar, and send a copy to the São Paulo Stock Exchange, containing all scheduled corporate events, company information, the time and place of such events and the date when the information relating to these events will be disclosed and sent to the São Paulo Stock Exchange. Amendments to the calendar must be communicated to the São Paulo Stock Exchange.

Trading on Stock Exchanges

Our shares trade on the Novo Mercado segment of the São Paulo Stock Exchange under the symbol “PRGA3.” The CVM and the São Paulo Stock Exchange have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances.

Settlement of transactions on the São Paulo Stock Exchange occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of an independent clearinghouse. The clearinghouse for São Paulo Stock Exchange is the CBLC. The CBLC is the central counterparty for transactions effected on the São Paulo Stock Exchange, carrying out multi-party settlement for financial obligations and securities transfers. Under the regulations of the CBLC, financial settlement is carried out through the Reserve Transfer System of the Central Bank (Sistema de Transferência de Reservas). The settlement of trades of shares is carried out in the custodial system of the CBLC. All deliveries against final payment are irrevocable.

Stock Option Programs

At the date hereof, our company does not have a stock option program for the acquisition of shares and other instruments or securities issued by our company. However, in the event our company does establish a program of this type, we must disclose it and provide the São Paulo Stock Exchange and the CVM with a copy.

Agreements Within Our Group

According to the Novo Mercado regulations, our company must disclose and send the São Paulo Stock Exchange information relating to any agreements entered into by our company with our controlled companies and affiliates, officers and any controlling shareholders, and, moreover, any agreements entered into by our company with controlled companies and affiliates of the officers and controlling shareholders as well as other companies that, together with these persons, compose a single group, in fact or in right, provided that such agreements, whether or not they involve one single agreement or successive agreements or the same or different purposes, have a value greater than or equal to R$0.2 million or 1% of our net equity in any period of one year, whichever is greater.

The information disclosed should include a description of the purpose of the relevant agreement, its term, value, termination provisions and any influence that this agreement may have over the management and operations of our company.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION - CVM	CORPORATE LAW
ANNUAL INFORMATION – IAN – December 31, 2008

01.01 - IDENTIFICATION

1- CVM CODE	2- COMPANY NAME	3- GENERAL TAXPAYERS’ REGISTER
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

Regulation of Foreign Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase equity instruments, including our common shares, on the São Paulo Stock Exchange, provided that they comply with the registration requirements set forth in Resolution 2,689 and CVM Instruction No. 325.

With certain limited exceptions, Resolution 2,689 investors are permitted to carry out any type of transaction in the Brazilian capital markets involving a security traded on a stock, future or organized over thecounter market, but may not transfer the ownership of investments made under Resolution 2,689 to other non Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.

In order to become a Resolution 2,689 investor, an investor residing outside Brazil must:

•                  appoint at least one representative in Brazil who will be responsible for complying with registration an reporting requirements and procedures with the Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Central Bank that will be jointly and severally liable for the representative’s obligations;

•                  complete the appropriate foreign investor registration form;

•                  register as a foreign investor with the CVM

•                  register the foreign investment with the Central Bank;

•                  appoint a tax representative in Brazil; and

•                  obtain a taxpayer identification number from the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions on the São Paulo Stock Exchange or in organized over-the-counter markets licensed by the CVM.

This document is a free translation of the Portuguese original. In case of discrepancies, the Portuguese version will prevail.